Form 40-F
period 2001-12-31
CP SHIPS LTD
filed 2002-05-30
CIK 1157808

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to section 12 of the Securities Exchange
Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange
Act of 1934

For the fiscal year ended December 31, 2001
Commission file number 1-15228

CP SHIPS LIMITED
(Exact name of Registrant as specified in its charter)

New Brunswick	4012	98-0357224

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Numbers)	(I.R.S. Employer Identification Number (if applicable))

62-65 Trafalgar Square
London WC2N 5DY
United Kingdom
+44 20 7389 1100
(Address and telephone number of Registrant’s principal executive offices)

J.P. LaCasse
CP Ships Americas
Suite 3300, 401 East Jackson Street,
Tampa, Florida 33602
1 813 276 2600
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Class	On Which Registered
Common Shares, no par value
Common Share Purchase Rights (1)	New York Stock Exchange

(1)  Initially attached to and trade with the Common Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2001:

79,969,095 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If ‘Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	82-	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes      X           No

2

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number	Document

1.	Management Discussion and Analysis for the year ended December 31, 2001.

2.	Audited Consolidated Financial Statements as at and for the years ended December 31, 2001, 2000 and 1999.

3.	Consent of Auditors.

3

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this annual report, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CP SHIPS LIMITED

By:	/s/ Ian J. Webber

Ian J. Webber Chief Financial Officer

Date: 28 May 2002

5

CP SHIPS LIMITED

2001 ANNUAL INFORMATION FORM

AS OF 17th MAY 2002

FORWARD LOOKING INFORMATION
CURRENCY EXCHANGE RATES
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
NARRATIVE DESCRIPTION OF THE BUSINESS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED QUARTERLY FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET FOR SECURITIES
DIVIDEND POLICY
DIRECTORS AND SENIOR OFFICERS
ADDITIONAL INFORMATION
Management Discussion and Analysis
Audited Consolodate Financial Statements
Consent of Auditors

FORWARD LOOKING INFORMATION	3
CURRENCY EXCHANGE RATES	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
NARRATIVE DESCRIPTION OF THE BUSINESS	6
SELECTED CONSOLIDATED FINANCIAL INFORMATION	30
SELECTED QUARTERLY FINANCIAL INFORMATION	31
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31
MARKET FOR SECURITIES	31
DIVIDEND POLICY	31
DIRECTORS AND SENIOR OFFICERS	31
ADDITIONAL INFORMATION	34

FORWARD LOOKING INFORMATION

     This Annual Information Form contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to operations, anticipated financial performance, business prospects and strategies of CP Ships Limited (“CP Ships”). Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook on future changes in freight rates, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

     Readers are cautioned not to place undue reliance on forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global economic and business conditions, including the length and severity of the current economic slowdown in the countries and regions where CP Ships operates, particularly in the United States, Canada, Latin America, Australasia and Europe; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; changes in laws and regulations, including environmental, employment, competition and trade laws; difficulties in implementing a cost savings program; currency and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including severe weather conditions and external labour unrest; and CP Ships’ anticipation of and success in managing the risks associated with the foregoing.

     The above list of important factors is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

CURRENCY EXCHANGE RATES

     Unless otherwise specified, the financial information relating to CP Ships contained in this Annual Information Form are expressed in U.S. dollars. Certain financial information relating to CP Ships contained in this Annual Information Form originates in currencies other than U.S. dollars and has been converted into U.S. dollars based on prevailing exchange rates, except for financial information extracted from the consolidated financial statements of CP Ships , other than for 1997, which has been translated in accordance with CP Ships’ accounting policy contained in such statements. Such information for 1997 has been translated in accordance with Note 1 to the relevant table.

     The following tables set out, for each period indicated, the high, low, average and period end exchange rate for U.S. dollars expressed in Canadian dollars based on the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes:

(in C$)	12 Months Ended 31st December

	2001	2000	1999	1998	1997

Canadian dollars per U.S. dollar
High in the year	1.602	1.560	1.530	1.577	1.440
Low in the year	1.493	1.435	1.444	1.408	1.336
Rate at end of year	1.593	1.500	1.444	1.538	1.429
Average rate for the year(1)	1.552	1.487	1.481	1.490	1.389

(in C$)	2002

	April	March	February	January

Canadian dollars per U.S. dollar
High in the month	1.600	1.596	1.611	1.613
Low in the month	1.563	1.577	1.589	1.590
Rate at end of month	1.568	1.596	1.065	1.592

(1)	The average of the exchange rate on the last day of each month during the applicable period.

CORPORATE STRUCTURE

     CP Ships Limited is governed by the Business Corporations Act (New Brunswick). The registered office of CP Ships is Brunswick House, 44 Chipman Hill, Saint John, New Brunswick, Canada E2L 4Z6. The head office of CP Ships is located at 62-65 Trafalgar Square, London, WC2N 5DY, United Kingdom and its telephone number is +44-20-7389-1100.

     The diagram below illustrates the corporate structure of CP Ships including its principal subsidiaries, all of which are wholly owned, directly or indirectly, and their jurisdiction of incorporation. Certain subsidiaries of CP Ships, which are not material to its business, have not been included in this chart.

GENERAL DEVELOPMENT OF THE BUSINESS

     On 1st October 2001, CP Ships’ former parent, Canadian Pacific Limited (“CPL”) reorganized and divided into five separate companies (the “Spin-off”). As a result, CP Ships became an independent publicly listed company on the Toronto Stock Exchange and the New York Stock Exchange on 3rd October 2001. However, CP Ships’ maritime roots date back to 1886 when CPL established a marine service to Asia to generate volume for the Pacific terminal of its newly completed trans-Canada railway. CPL began operating a shipping business on the Atlantic in 1903. In 1968, CPL reorganized its North Atlantic shipping operations to concentrate on container services and, in 1984, co-founded Canada Maritime whose minority interest it acquired in 1993.

     Since 1993, CP Ships has grown substantially both through organic growth and through strategic acquisitions where it has established a record of successfully improving the operations and the profitability of acquired companies. CP Ships focuses on maintaining and improving results of acquired businesses by increasing volumes, enhancing operating efficiencies, reducing costs, improving the organization and building brand strength.

Significant Acquisitions

     Since 1993, CP Ships has successfully completed the nine transactions listed below. The remarks include the condition of each business at the time of acquisition. Other than Ivaran Lines and CCAL, which have been merged into Lykes Lines, each of the other acquired businesses continues as a significant brand in CP Ships’ current operations.

Year	Acquisition	Remarks

1993	Canada Maritime	Purchase of 43% minority
1995	Cast	Bankrupt
1997	Lykes Lines	Bankrupt
1997	Contship Containerlines	Profitable
1998	Ivaran Lines	Unprofitable
1998	ANZDL	Profitable
1999	TMM Lines	Unprofitable; 50/50 joint venture
2000	TMM Lines	Acquired the remaining 50%
2000	CCAL	Small

     In January 1993, CP Ships acquired the remaining 43% minority interest in Canada Maritime which it did not already own. This acquisition permitted CP Ships to plan more effectively as the sole shareholder of Canada Maritime.

     In April 1995, CP Ships acquired Cast out of a bankruptcy proceeding. A new management team was appointed and Cast’s service offering and organization were revitalized. Both Canada Maritime and Cast operate services on the TransAtlantic market between Europe and Montreal, serving the U.S./Canada market.

     CP Ships acquired Lykes Lines in July 1997, also out of bankruptcy. This acquisition extended CP Ships’ TransAtlantic coverage to the U.S. East and Gulf Coasts. The same management team that had revitalized Cast restructured Lykes Lines’ services, repositioned its marketing strategy, reorganized the management structure and implemented cost reduction programs.

     The acquisition of Contship Containerlines in October 1997 provided CP Ships with a platform to enter other markets, principally Australasia. Contship Containerlines’ Gulf-Mediterranean service complemented Lykes Lines’ service in that trade lane. Contship Containerlines also operates the Ocean Star Round-the-World Service.

     Ivaran, which was acquired in May 1998, extended CP Ships’ coverage to the U.S. East Coast and Gulf Coast-South America trade lanes. This acquisition permitted CP Ships to secure trade lane economies of scale and cost synergies. The Ivaran brand name was replaced by Lykes Lines in 2000.

     In December 1998, CP Ships acquired ANZDL, the market leader in the U.S. West Coast-Australasia trade lane. ANZDL also offered CP Ships improved economies of scale and operating and cost synergies in the Australasian market.

     In January 1999, CP Ships formed the Americana Ships joint venture with Transportación Maritima Mexicana SA de CV (“TMMsa”) in order to create a strong regional competitor in the U.S. Gulf, Mexico, Central and South American trade lanes. The 50/50 joint venture combined CP Ships’ services in this region, Lykes Lines and Ivaran Lines, with TMM Lines, the container shipping business of TMMsa. Effective 1st January 2000, CP Ships acquired TMMsa’s 50% interest in the Americana Ships joint venture.

     In August 2000, CP Ships purchased Christensen Canadian African Lines (“CCAL”), which provides services between Montreal and the U.S. East Coast and South Africa, building on Lykes Lines’ position in the South Africa trade lane. CCAL now operates under the Lykes Lines brand name.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

     CP Ships is one of the world’s leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. CP Ships operates a fleet of 78 ships in 24 trade lanes focusing on four principal markets. In 2001, it transported over 1.8 million twenty-foot equivalent units, or “teu”, on behalf of more than 30,000 customers. Based on standing capacity, CP Ships ranks as the eleventh largest carrier in the world, giving it the economies of scale available to global carriers. In 2001, it had revenue of $2.65 billion and EBITDA of $213 million before exceptional charges of $36 million related to the Spin-off and the restructuring of organization and offices.

     CP Ships is a regional specialist that offers direct services to a wider range of ports within a particular market than are generally offered by global carriers. This approach allows CP Ships, to provide customers with the local expertise and market presence of a regional specialist combined with many of the operating advantages of a global carrier. CP Ships provides scheduled services in its four principal markets: TransAtlantic, Australasia, Latin America and Asia, which it serves through six well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines and TMM Lines.

     CP Ships operates in an industry whose annual volume growth has on average exceeded global gross domestic product growth by two to three times over the last 20 years. Since its introduction in the 1950s, the container shipping industry has facilitated world trade because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world’s major manufacturers and retailers.

     Over the last six years, CP Ships considers it has outperformed, on the basis of return on capital employed (“ROCE”), in both weak as well as strong market conditions, the average ROCE of those carriers in the top 20 for which data is publicly available based on its competitive strengths and strategy which are discussed below.

     As a result of the successful integration of its acquisitions and through organic growth, CP Ships has achieved a global scale of operations, diversified its markets and established itself as a market leader.

Competitive Strengths

     CP Ships believes it has the following strengths which allow it to compete successfully:

     Leading market position. CP Ships believes it is the largest carrier based on market share in a majority of its 16 core trade lanes. This leading market position has been achieved by focusing on customers and customer service through its well-recognized and highly-regarded brands.

     Regional focus. CP Ships’ regional focus provides more reliable and frequent service schedules, flexible and timely response to changes in local market conditions, the ability to offer customized services, greater trade lane economies of scale and premium pricing for its services. These provide it with a measure of protection from new competitors on its core trade lanes.

     Low cost operator. A combination of global scale economies and trade lane scale economies based on strong market position has allowed CP Ships to reduce its costs significantly. Savings in ship networks, terminals and stevedoring, container fleet, inland transport and administration have contributed to a 15% reduction in costs per teu from $1,495 in 1996 to $1,271 in 2001. In addition, CP Ships expects to realize in 2002 the full effect of cost reduction initiatives which started in 2001. CP Ships also expects further benefits from operational cost cutting and organizational changes undertaken in 2002, including the renewal in the first quarter of 13 ship charters at significantly lower rates which CP Ships anticipates will generate savings of nearly $25 million in the year.

     Successful track record of acquisitions. CP Ships has completed nine transactions since 1993, often involving the turn-around of underperforming businesses. It has successfully integrated those businesses, improving both service and profitability. These acquisitions have contributed to a compound annual growth of revenue of 31% and a compound annual increase in operating income of 12% since 1994.

     Diversified customer base. CP Ships has over 30,000 customers that are diversified both by geography and by industry. Its largest customer represented approximately 1% of its revenue in 2001, and its top ten customers accounted for only 6%. This diversity protects it against the adverse effect of relying on a single customer or industry.

     Experienced management team. The members of the senior management team average over 24 years experience in the container shipping industry. The large majority of the management team has worked for CP Ships for many years, including with its original core business or acquired businesses. Incentives are provided to senior management through share based compensation and to all staff including senior management through cash incentives based on operating income.

Strategy

     Six principal strategies underpin CP Ships’ business model, which has delivered ROCE well above industry averages over many years.

     Concentration on container shipping. CP Ships concentrates exclusively on container shipping services which allows management to plan for and quickly respond to often rapidly changing economic, political and trade conditions in what is a truly international business.

     Focus on regional markets. CP Ships has built strong positions in a number of regional markets. It is the leading carrier in the majority of its core trade lanes, which allows it to offer the best schedules and services to its customers and to maximize trade lane economies of scale.

     Acquisitions. Nine transactions have been executed successfully in the last nine years, often involving the turnaround of under-performing businesses. CP Ships’ revenue is now over six times larger than in 1994. In a relatively fragmented industry under economic pressure, there will likely be further acquisition opportunities. CP Ships expects to continue to pursue a disciplined acquisition strategy that enables it to grow either in its existing markets or expand into new markets, thereby helping to achieve further economies of scale that improve operating performance.

     Strong brands. CP Ships offers two or more of its well-recognized brands in nearly all of its trade lanes. It intends to strengthen its brands by continuing to respond to the evolving needs of its customers by selectively expanding its services, improving service frequencies and transit times, improving the efficiency of its inland transportation networks and implementing effective training and staff retention programs. CP Ships considers that its multiple branding approach results in higher levels of service which strengthen market share and customer loyalty.

     Supply chain solutions. Integrated door-to-door or intermodal container transportation is the largest component in the logistics supply chains of international trade. CP Ships continues to emphasize consistently reliable, tailor-made intermodal supply chain solutions for its customers to strengthen customer relationships and protect operating margins.

     Reduce costs. Delivering low-cost, high-quality service is a key to success in the highly competitive container shipping industry. CP Ships has reduced cost per teu by 15% from 1996 to 2001 and, in 2002, plans additional cost savings through continued rationalization of ship schedules, organizational changes, other operational savings and the renewal of ship charters at lower rates.

Service

     CP Ships provides port-to-port and door-to-door ocean container shipping services with 30 sailings every week covering more than 140 ports on six continents. It emphasizes the provision of door-to-door services to its customers. A typical shipment generally involves the following steps:

•	A customer makes a booking at a price and on other terms which usually have been agreed previously or determined under contract.

•	The customer service department checks the existing customer profile and updates equipment, scheduling and transport requirements.

•	CP Ships arranges for an inland transport provider to position an empty container at the customer’s (exporting) plant or warehouse at an agreed time.

•	Once the container is filled, nominated inland transport operator picks up and moves the container by truck, rail, barge, feeder ship, or combination thereof, from the customer’s loading point to a marine terminal in time to meet a particular sailing.

•	The container is received by the marine terminal and is loaded directly into a predetermined slot in the ship using specialist cranes or is stored at the terminal until loaded onto its scheduled ship.

•	The ship sails at a fixed time according to a pre-set schedule on fixed day of the week sailings.

•	The container is discharged at the marine terminal in the destination port, again according to the pre-set schedule. Just-in-time shipments and containers moving in high-density corridors move directly from ship to rail or truck, subject to satisfying the requirements of local customs. Otherwise, containers are stored at the arrival terminal for customs clearance and arrangement of inland transport.

•	Delivery of a full container to a customer’s (importing) premises is co-ordinated with an inland transport provider.

•	After unloading the cargo at the importer’s plant or warehouse, the empty container moves directly to an exporter’s warehouse for reloading or to a depot to await future use.

Markets and Trade Lanes

     CP Ships operates in the following trade lanes of its principal markets under the following brand names:

Principal Market	Trade Lanes	Brands

TransAtlantic	US/Canada via Montreal-North Europe	Canada Maritime, Cast
	US/Canada via Montreal-Mediterranean	Canada Maritime, Cast
	West Coast North America-Mediterranean	Lykes Lines, TMM Lines, Contship Containerlines
	US East Coast/ North Europe	Lykes Lines, TMM Lines
	Gulf-North Europe	Lykes Lines, TMM Lines
	Gulf-Mediterranean	Lykes Lines, TMM Lines, Contship Containerlines
Australasian	Europe-Australasia	Contship Containerlines
	Ocean Star Round-the-World	Contship Containerlines
	US West Coast-Australasia	ANZDL, Contship Containerlines
	TransTasman	ANZDL, Contship Containerlines
Latin American	North Europe-East Coast South America	Contship Containerlines, Lykes Lines
	Mediterranean-East Coast South America	Contship Containerlines, Lykes Lines
	U.S. East Coast-East Coast South America	Lykes Lines, TMM Lines
	Gulf-East Coast South America	Lykes Lines, TMM Lines
	Gulf-Caribbean	Lykes Lines, TMM Lines
Asian	Asia-Americas	Lykes Lines, TMM Lines
	Asia-South Africa-East Coast South America	Lykes Lines, TMM Lines
	Asia-North Europe	Contship Containerlines, Lykes Lines
	Asia-Mediterranean	Contship Containerlines, Lykes Lines
	Europe-India/Pakistan	Contship Containerlines

Principal Market	Trade Lanes	Brands

	US East Coast-India	Contship Containerlines, Lykes Lines
	South East Asia-India/Arabian Gulf	Contship Containerlines

     In addition to its four main markets, CP Ships also operates in the North America-South Africa trade lane under the Lykes Lines brand and operates a small break-bulk service between Asia-Latin America-Caribbean under the Lykes Lines and TMM Lines brands.

     The following tables illustrate teu volume and revenue for CP Ships’ principal markets for the last three years. Percentages of total are shown for both volume and revenue for 2001.

Volume Per Market

	2001		2000	1999
Principal	Volume	% of	Volume	Volume
Market	(teu 000s)	Total	(teu 000s)	(teu 000s)

TransAtlantic	942	51	1,033	732
Australasian	348	19	356	340
Latin American	162	9	177	117
Asian	331	18	216	110
Other	59	3	51	74

Total	1,842	100	1,833	1,373

Revenue Per Market

	2001		2000	1999
Principal	Revenue		Revenue	Revenue
Market	($ millions)	% of Total	($ millions)	($ millions)

TransAtlantic	1,323	50	1,406	977
Australasian	549	21	574	547
Latin American	244	9	242	137
Asian	435	16	337	154
Other	95	4	86	63

Total	2,646	100	2,645	1,878

TransAtlantic Market

     In 2001, 51% of CP Ships’ volume was in the TransAtlantic market, where it provided services under the Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines brands. CP Ships offers 12 services on the TransAtlantic, of which 10 are fixed-day weekly sailings, providing the most comprehensive service network in the market. Through efficient links to an extensive inland transportation network in North America, Mexico and Europe, CP Ships provides its customers with the choice of seamless door-to-door services as well as port-to-port service options.

     Within the TransAtlantic market, CP Ships is the leader in the US/Canada via Montreal-North Europe and US/Canada via Montreal-Mediterranean trade lanes with five weekly services, using a fleet of owned ice-strengthened container ships which are designed to operate throughout the year. The Montreal gateway provides a more direct route to Canada and the U.S. Midwest and accesses a more cost effective Canadian infrastructure, including CP Ships’ operated terminals in Montreal and Canadian Pacific Railways’ rail network.

     CP Ships’ Gulf trade lanes serve U.S. and Mexican ports in the Gulf of Mexico with four weekly services. Its regional focus on the Gulf within the TransAtlantic market and market share are strengthened by the strong brand recognition of Lykes Lines in the U.S. Gulf and by its reputation as the leading carrier in Mexico through TMM Lines.

     CP Ships also operates two weekly services in the US East Coast-North Europe trade lane and an every 10-days service in the West Coast North America-Mediterranean trade lane.

Trade Lanes	Services	Company Ships	Frequency	Brands

US/Canada via Montreal- North Europe	3	7	3 x weekly	Canada Maritime, Cast

US/Canada via Montreal- Mediterranean	2	6	2 x weekly	Canada Maritime, Cast

West Coast North America- Mediterranean	1	Slot charter	1 x 10 days	Lykes Lines, TMM Lines, Contship Containerlines

US East Coast-North Europe	2	1	2 x weekly	Lykes Lines, TMM Lines

Gulf-North Europe	3	8	3 x weekly	Lykes Lines, TMM Lines

Gulf-Mediterranean	1	4	1 x 9 days	Lykes Lines, TMM Lines, Contship Containerlines

     CP Ships believes that its extensive low cost service network, regional multi-brand focus, door-to-door capabilities, and significant volume and trade lane economies of scale strengthen its position as the leading carrier in the TransAtlantic market.

Australasian Market

     CP Ships operates eight services in four trade lanes in the Australasian market through the Contship Containerlines and ANZDL brands. The Australasian market accounted for 19% of CP Ships’ volume in 2001. CP Ships is a leader in its Australasian trade lanes.

     In the Europe-Australasia trade lane, CP Ships operates three services under the Contship Containerlines brand. Schedules for the two services operating between North Europe and Australasia are co-ordinated with the Mediterranean bi-weekly service to provide weekly service in both areas. In addition, the Ocean Star Round-the-World Service links a number of regional markets with a primary focus on the Australasia and Pacific Island areas. CP Ships intends to restructure and rationalize these four services with partners by the end of 2002.

     In the US West Coast-Australasia trade lane, two weekly services are operated. In addition, a service is operated every nine days between the U.S. East Coast and Australasia as part of the Ocean Star Round-the-World service. CP Ships also operates two services in the TransTasman trade lane under the ANZDL and Contship Containerlines brands. One service operates two ships and the other operates on a slot charter basis. In addition, a number of CP Ships’ other mainline services also serve the TransTasman trade lane.

Trade Lanes	Services	Company Ships	Frequency	Brands

Europe-Australasia	3	6	3 x 14 days	Contship Containerlines

Ocean Star Round-the-World	1	4	1 x 10 days	Contship Containerlines

US West Coast-Australasia	2	7	2 x weekly	ANZDL, Contship Containerlines

TransTasman	2	2	1 x 12 days 1 x 6 days (plus various mainline services)	ANZDL, Contship Containerlines

Latin American Market

     The Latin American market accounted for 9% of CP Ships’ shipping volume in 2001. CP Ships operates six services in five trade lanes in the Latin American market. The North American services are marketed under the Lykes Lines and TMM Lines brands and the European services under the Lykes Lines and Contship Containerlines brands. Lykes Lines and TMM Lines also market services in the Asia-Americas trade lanes (which are discussed in “Asian Market” below) as well as the Gulf-North Europe and Gulf-Mediterranean services included in the TransAtlantic market, all of which call at Mexican ports.

Trade Lanes	Services	Company Ships	Frequency	Brands

North Europe-East Coast South America	1	1	1 x weekly	Contship Containerlines, Lykes Lines

Mediterranean-East Coast South America	1	Slot charter	1 x 9 days	Contship Containerlines, Lykes Lines

US East Coast-East Coast South America	2	Slot charter	2 x weekly	Lykes Lines, TMM Lines

Gulf-East Coast South America	1	4	1 x weekly	Lykes Lines, TMM Lines

Gulf-Caribbean	1	3	1 x weekly	Lykes Lines, TMM Lines

Asian Market

     The Asian market accounted for 18% of CP Ships’ volume in 2001. Its presence in Asia was established with the acquisition of Contship Containerlines in 1997 and has expanded with the formation of the Americana Ships joint venture in January 1999 and the entry into the Asia-Europe trade lanes by a substantial slot charter in March 2001. At present CP Ships operates nine services in seven trade lanes.

     CP Ships operates two services in the Asia-Americas trade lane. One service operates between Asia and the West Coast North America and Mexico, and the other between Asia and the West Coast North America, Mexico and West Coast South America. Since March 2001, it has expanded its operations in Asia by entering in the Asia-North Europe and Asia-Mediterranean trade lanes through slot charter agreements with CMA-CGM, which will expire in March 2003. These agreements, which provide CP Ships with an option to contribute ships in the future, build upon its existing presence in these trade lanes through the Westbound return legs of the Europe-Australia and Ocean Star Round-the-World services and its established marketing organizations in Europe and Asia.

Trade Lanes	Services	Company Ships	Frequency	Brands

Asia-Americas	2	8	2 x weekly	Lykes Lines, TMM Lines

Asia-South Africa-East Coast South America	1	Slot charter	1 x weekly	Lykes Lines, TMM Lines

Asia-North Europe	2	Slot charter	2 x weekly 1 x 14 days(1)	Contship Containerlines, Lykes Lines

Asia-Mediterranean	1	Slot charter	1 x weekly 1 x 14 days(1)	Contship Containerlines, Lykes Lines

Europe-India/Pakistan	1	2	1 x weekly	Contship Containerlines

US East Coast-India	1	4	1 x weekly	Contship Containerlines, Lykes Lines

South East Asia-India/Arabian Gulf	1	Slot charter	1 x weekly	Contship Containerlines

(1)	Two of the Europe — Australasia services call at South East Asian ports en route to North Europe and the Mediterranean but Westbound only.

Other Markets

     Other markets comprised approximately 3% of CP Ships’ 2001 volumes. Lykes Lines operates a roll-on roll-off (“Ro Ro”) service between North America and South Africa. Ro Ro ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. CP Ships also operates an Asia-West Coast Latin America-Caribbean break-bulk service. Other markets activities also include the two terminals in Montreal that CP Ships operates for Canada Maritime and Cast and their service partners, together with sub-chartering out of ships that are temporarily surplus to its needs.

Trade Lanes	Services	Company Ships	Frequency	Brands

North America-South Africa	1	4	1 x 20 days	Lykes Lines

Break-bulk service	1	2	1 x 30 days	Lykes Lines, TMM Lines

Joint Service Agreements

     In nearly all of its trade lanes, CP Ships participates in joint services with other container shipping companies either by contributing ships to a joint service agreement or by entering into slot charters. It generally prefers to contribute owned or chartered ships into a joint service agreement where the economic benefits justify the capital investment. By operating its own ships within a joint service, CP Ships believes it is better able to influence important decisions regarding investment in ship and schedule improvements, including number, size, and quality of ships deployed, sailing frequency, port calls and port rotations. It also believes that lower costs can be achieved by operating its own ships compared to chartering space from other carriers.

     The following outlines selected joint service agreements to which CP Ships is a party:

•	US East Coast-North Europe and Gulf-North Europe trade lanes: Since October 2000, CP Ships under the Lykes Lines and TMM Lines brands has been operating three joint weekly services in the US East Coast-North Europe trade lane and three joint weekly services in the Gulf-North Europe trade lane with the Grand Alliance, whose partners in the TransAtlantic trade lane are P&O Nedlloyd, Nippon Yusen Kaisha, Orient Overseas Container Line (“OOCL”), and Hapag Lloyd. CP Ships contributes nine of the 31 ships deployed in this arrangement. In April 2002, CP Ships and its partners entered into an agreement with Cosco, K Line and Yang Ming to form a new joint service called the Atlantic Space Charter Agreement. As a result, one weekly string of five 2000 teu capacity ships will be withdrawn from the trade lane by Cosco, K Line and Yang Ming. Subject to regulatory approval, this new agreement should be operational during the second quarter 2002. This new joint service agreement is expected to reduce capacity primarily in the Gulf-North Europe trade lane, improve transit times, extend the range and frequency of port calls and reduce costs for CP Ships.

•	Europe-Australasia trade lane: CP Ships in partnership with P&O Nedlloyd operates three separate services under the Contship Containerlines brand. CP Ships provides six out of the 17 ships deployed. The three services are co-ordinated to provide fixed-day weekly service in both North Europe and Mediterranean markets. The services were established in January 1994 and are scheduled to continue in their present form until November 2002 when they will be replaced with a new comprehensive long term arrangement involving restructured services for which new ships have been ordered by both parties.

•	Asia-Americas trade lane: CP Ships operates two fixed-day weekly services under the Lykes Lines and TMM Lines brands. One service is operated between Asia and U.S. West Coast/Mexico under a long term co-operation agreement with APL using six ships, four of which are provided by CP Ships.

•	Ocean Star Round-the-World Service: Through Contship Containerlines, CP Ships operates the Ocean Star Round-the-World Service, a westbound service in partnership with CMA-CGM and Marfret. The service operates with nine ships and calls at ports in Europe, US East Coast, Jamaica, Panama (Panama Canal — transit), Tahiti, Fiji, New Zealand, New Caledonia, Australia, South-East Asia and back to the Mediterranean and North Europe via the Suez Canal. CP Ships provides four ships and sub-charters two of the remaining five ships, one to CMA-CGM and one to Marfret. CMA-CGM provides the other three ships. This arrangement started in 1997 and is to be restructured in conjunction with the services in the Europe-Australasia trade lane.

•	US/Canada via Montreal-North Europe trade lane: CP Ships operates two services in partnership with OOCL under the St. Lawrence Co-ordinated Service which was established in 1981. The current agreement has recently been extended until 2015, as part of an agreement by both parties to order three new ships in total. Canada Maritime provides four ships and OOCL provides two ships.

     CP Ships generally charters space when it enters a new trade lane, if the anticipated economic benefits of deploying its own ships do not justify the size or risk of the investment or where CP Ships’ volumes in that particular trade lane are likely to be initially small. CP Ships regularly evaluates the potential for deploying its own ships in growing or new markets.

     CP Ships has restructured and rationalized its operations in many trade lanes, most frequently by combining with other carriers a larger number of independent services into jointly operated services. These rationalized operations enhance service on the trade lanes by increasing frequency, expanding port calls, improving reliability and reducing costs.

Operations

Ships

     The following table lists the 78 ships owned and chartered by CP Ships as at 31st March 2002:

					Max.
			Nominal		Service
	Year		Capacity(1)	Owned/	Speed	Ship
Ship	Built	Trade Lanes	(teu)	Chartered(2)	(knots)	Types(3)

TransAtlantic

Canmar Honour	1998	US/Canada via Montreal-North Europe	2800	Bareboat	22	U
Canmar Pride	1998	US/Canada via Montreal-North Europe	2800	Bareboat	22	U
Canmar Courage	1996	US/Canada via Montreal-North Europe	2300	Bareboat	20	U
Canmar Fortune	1995	US/Canada via Montreal-North Europe	2300	Bareboat	20	U
Cast Performance	1983	US/Canada via Montreal-North Europe	1900	Owned	20	U
Cast Power	1983	US/Canada via Montreal-North Europe	1900	Owned	20	U
Cast Progress	1986	US/Canada via Montreal-North Europe	2900	Owned	21	U
Canmar Trader	1991	US/Canada via Montreal-Mediterranean	1900	STC	19	U
Canmar Valour	1979	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Glory	1979	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Triumph	1978	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Victory	1979	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Bravery	1978	US/Canada via Montreal-Mediterranean	1700	Owned	19	U
Lykes Innovator	1997	US East Coast-North Europe	2800	STC	22	U
TMM Jalisco	1988	Gulf-North Europe	3300	Owned	21	U
Lykes Discoverer(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Explorer(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Liberator(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Navigator(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Motivator(4)	1990	Gulf-North Europe	3000	Owned	22	U
Lykes Ambassador	1987	Gulf-North Europe	3300	Owned	21	U
TMM Campeche	1989	Gulf-North Europe	3000	Owned	21	U
TMM Nuevo Leon	1994	Gulf-Mediterranean	2400	MTC	20	U
TMM Sonora	1994	Gulf-Mediterranean	2400	MTC	20	U
Contship Inspiration	1994	Gulf-Mediterranean	2400	MTC	20	U
Lykes Commander	1994	Gulf-Mediterranean	2400	MTC	20	U

Australasian

Contship Action	1996	Europe-Australasia	2800	LTC	23	U
Contship Ambition	1996	Europe-Australasia	2800	LTC	23	U
Contship Nobility	1996	Europe-Australasia	2800	LTC	22	U
Contship Optimism	1996	Europe-Australasia	2800	LTC	22	U
Contship Romance	1996	Europe-Australasia	2800	LTC	22	U
Contship Vision	1996	Europe-Australasia	2800	LTC	22	U
Contship Auckland	1998	Ocean Star Round-the-World	2200	STC	21	G
Contship Rome	1998	Ocean Star Round-the-World	2200	MTC	21	G
Contship Washington	1998	Ocean Star Round-the-World	2200	MTC	21	G
Contship London	1997	Ocean Star Round-the-World	2200	MTC	21	G
Direct Condor	2000	US West Coast-Australasia	1700	STC	20	G
Direct Jabiru	2000	US West Coast-Australasia	1700	STC	20	G
Direct Kestrel	2000	US West Coast-Australasia	1700	STC	21	G
Direct Eagle	2000	US West Coast-Australasia	1600	STC	20	G
Direct Falcon	1999	US West Coast-Australasia	1700	STC	20	G
Direct Kiwi	1997	US West Coast-Australasia	1700	STC	20	G
Direct Kea	1998	US West Coast-Australasia	2200	MTC	21	G
Rotoiti	1977	TransTasman	800	Owned	16	Ro Ro
Rotoma	1976	TransTasman	1200	Owned	16	Ro Ro

					Max.
			Nominal		Service
	Year		Capacity(1)	Owned/	Speed	Ship
Ship	Built	Trade Lanes	(teu)	Chartered(2)	(knots)	Types(3)

Latin American

Contship Spirit	1997	North Europe-East Coast South America	2500	MTC	20	G
Lykes Eagle	2000	Gulf-East Coast South America	2100	Owned	22	G
TMM Tabasco	2000	Gulf-East Coast South America	2100	Owned	22	G
Lykes Falcon	1997	Gulf-East Coast South America	2100	MTC	21	G
Lykes Voyager	1995	Gulf-East Coast South America	2100	Owned	21	G
Columbia	1996	Gulf-Caribbean	1600	STC	20	G
Thermaikos	1996	Gulf-Caribbean	1600	STC	20	G
Puerto Limon	1996	Gulf-Caribbean	1500	STC	20	G
TMM Guadalajara	1994	Gulf-Caribbean	2100	Owned	21	G

Asian

Lykes Achiever	1987	Asia-Americas	3300	Owned	21	U
Hyundai Pioneer	1986	Asia-Americas	3000	STC	21	U
Lykes Challenger	1986	Asia-Americas	3300	Owned	21	U
TMM Hermosillo	1986	Asia-Americas	3300	Owned	21	U
Lykes Crusader	1998	Asia-Americas	1700	STC	20	G
Lykes Pathfinder	1997	Asia-Americas	1700	STC	20	G
Northern Delight	1994	Asia-Americas	1700	STC	19	G
Hansa Arendal	2001	Asia-Americas	1600	STC	21	G
Contship Champion	1994	Europe-India/Pakistan	3500	STC	23	U
Contship Innovator	1997	Europe-India/Pakistan	2900	STC	23	U
Indamex Nhava Sheva	1997	US East Coast-India	1700	STC	20	G
Indamex Malabar	1994	US East Coast-India	1700	STC	19	U
Indamex Liberty	1994	US East Coast-India	1500	STC	20	G
Indamex New York	1995	US East Coast-India	1500	STC	20	G

Other Markets
Lykes Energizer	1992	North America-South Africa	700	MTC	17	Ro Ro

Lykes Raider	1990	North America-South Africa	800	MTC	17	Ro Ro
Lykes Inspirer	1990	North America-South Africa	700	MTC	17	Ro Ro
Lykes Winner	1990	North America-South Africa	700	MTC	17	Ro Ro
Lykes Runner	1992	North America-South Africa	800	MTC	17	Ro Ro
Absalon(5)	1984	Break-bulk	1100	STC	17	BB
IBN Bassam(5)	1977	Break-bulk	400	STC	15	BB
Contship Canberra(6)	1998	Sub-charter	2200	LTC	21	G
Contship Noumea(6)	1998	Sub-charter	2200	LTC	21	G
TMM Sinaloa(6)	1987	Repositioning	3300	Owned	21	U

Total			164,400

(1)	Nominal capacity represents the total number of slots theoretically available both above and below decks and is therefore different from operational capacity which takes account of average cargo weight, destination of cargo, weather conditions, draft limitations, ship stability, and other factors which generally reduce the ship capacity, often significantly.

(2)	Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance. In contrast, under a time charter, the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter (“STC”) is a time charter of one year or less, medium-term charter (“MTC”) is a time charter more than one year but less than three years; and long-term charter (“LTC”) is a time charter three years or more. For each ship listed, the duration of the term is determined as from the date of entering into the charter.

(3)	Geared (“G”) ships have on-board cranes, while ungeared (“U”) do not. Roll-on Roll-off (“Ro Ro”) ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. Break-bulk (“BB”) ships handle containers and non-containerized cargo.

(4)	Directly or indirectly owned U.S. flag ships, three of which are under the U.S. MSP Program.

(5)	One way voyage charters.

(6)	Ships not employed by CP Ships at 31st March 2002.

Ship Replacement Program

     CP Ships is currently mid-way through an $800 million ship replacement program, commenced in 2000, to replace a number of its chartered ships with owned ships. The replacement program follows the integration of various acquisitions during the 1990s and a comprehensive review of its ship fleet requirements, taking into account several key factors. First, CP Ships believes that it can reduce its costs over the medium to long-term by owning ships rather than chartering them. Second, a higher proportion of owned ships will reduce its exposure to volatility in operating costs from the charter market and therefore improve the stability of CP Ships’ expenses. Third, it is often difficult to charter ships with optimum characteristics for certain trade lanes at the time they are needed. Finally, new ship building prices at the time of ordering were at relatively favourable levels.

     The replacement ships will be medium-sized from 2000 to 4000 teu, which CP Ships believes to be the optimal size range for operations in regional markets. As at 31st March 2002, 12 used ships have been delivered. Commitments have been made to purchase 10 new ships, currently under construction in Asian shipyards, one further used ship and to enter into long term (eight years) charters for a further six newly-built ships. Each new ship is specifically designed for its proposed trade. For example, two ships are ice-strengthened, three have the capacity to carry a significant number of refrigerated containers for temperature sensitive cargo and five are geared, enabling them to operate in ports without shoreside cranes. The ship replacement program remains on schedule with the first of five 3200 teu newly-built ships scheduled for deployment during the summer of 2002. The remaining nine new ships, one used ship, and six long-term charters are scheduled to be delivered by the middle of 2003 and, based on current fleet size projections, will increase the percentage of CP Ships’ owned fleet, including long-term charters, to approximately 75% of fleet capacity.

     Once the ship replacement program is completed in mid-2003, the number of owned ships in CP Ships’ fleet will have more than doubled compared to mid-2000, while the overall number of ships will have fallen slightly, due to restructuring and rationalization of services, including replacing smaller slower ships with larger faster ships, mainly in the TransAtlantic and Australasian trade lanes. The ship replacement program will increase standing capacity by approximately 7%, which is consistent with historic growth rates in the global container trade. As a result of the program, CP Ships’ fleet under charter will decrease from approximately 70% of fleet capacity as at 30th June 2000, to approximately 25% of fleet capacity by mid-2003. In the meantime, CP Ships believes it is able to reduce ship costs on renewal of short term charters by taking advantage of the currently depressed charter market. Once the ship replacement program is completed, CP Ships expects annual capital expenditures relating to ship purchases to decrease significantly.

     The following table illustrates the composition of CP Ships’ ship fleet by type of commitment excluding ships that sub-chartered or repositioning:

Historical and Target Fleet Size (1)

	Adjusted(2)		Adjusted(2)		2003 Target Fleet after
	fleet as at		fleet as at		Completion of the Ship
	30th June 2000		31st March 2002		Replacement Program

	Ships	% Capacity	Ships	% Capacity	Ships	% Capacity

Owned(3)	21	28%	29	43%	46	77%
LT Charter	12	19%	6	11%	—	—
MT Charter	4	8%	14	17%	8	6%
ST Charter	40	45%	26	29%	18	17%

Total	77	100%	75	100%	72	100%

(1)	The proportion of capacity in each category of ship within the overall fleet is based on the standing capacity for each class of ships. The fleet at 31st March 2002 includes 12 ships already delivered to CP Ships under the ship replacement program.

(2)	The adjusted fleet at 30th June 2000 and at 31st March 2002 excludes voyage charters, ships which are repositioning and ships which are not currently employed in CP Ships’ services and are sub-chartered out.

(3)	Owned ships include four ships held on bareboat charter and, as at 30th June 2000, four long term chartered ships owned by certain U.S. trusts, the beneficial interest in which was purchased by CP Ships in September 2001 and, on completion of the ship replacement program, six long term (8 year) time charters.

     A summary of CP Ships’ ship replacement program is set out in the table below.

Purchase	No.	Size (teu)	Target Delivery

Used	8	3000-3300	Delivered
Used	4	2100	Delivered
Long-term time charter	6	4100	1st half 2003
New	3	4100	End 2002
New (ice strengthened)	2	4100	2nd half 2003
Used	1	2300	3rd quarter 2003
New (geared)	5	3200	2nd half 2002 / 1st half 2003

Total	29

Containers

     CP Ships operates the following fleet of containers with a total capacity of approximately 348,000 teu as at 31st March 2002:

Container Type	Owned(1)	Leased	Total

	(teu)	(teu)	(teu)

Standard	137,000	179,000	316,000
Specialized(2)	5,000	27,000	32,000

Total	142,000	206,000	348,000

(1)	Includes owned containers as well as those subject to finance leases and a long term sale and leaseback. (2) Includes temperature-controlled and other specialized units.

     Between 1993 and 2001, CP Ships invested $145 million in the acquisition of new containers. Currently, 41% of CP Ships’ container fleet is owned or held under finance leases or sale and leaseback arrangements. CP Ships believes that owning containers is generally less expensive than hiring them under short term leases. However, short term leases provide CP Ships with the ability to reduce or otherwise adjust its container fleet in response to changing trade conditions or container imbalances in specific trade lanes. CP Ships’ long term objective is to increase the proportion of owned containers in its fleet to approximately 70%, although CP Ships currently has no significant commitments to purchase containers.

     Terminal Equipment

     In 2001, CP Ships invested over $7 million in terminal equipment for the Montreal terminal operations, completing $50 million of capital investment in those facilities over five years. The main container handling equipment at the Montreal terminals comprises nine ship-to-shore gantry cranes, 14 rubber tired gantry cranes, 20 front-end loaders and 64 yard tractors.

     Other Property

     CP Ships has offices throughout the world, including its head office in London, UK and major offices in Tampa, Florida and Montreal, Quebec. In addition, CP Ships has other assets used in its business, such as furniture and fixtures, information systems hardware and software, leasehold improvements and motor vehicles, none of which are individually material.

     Group Shared Services

     Since 1996, CP Ships has achieved significant operating efficiencies by combining the management of various decentralized services, including container fleet, inland transport, marine operations, marine terminals, administration, information systems and insurance and risk management. CP Ships expects to achieve additional cost savings and operating efficiencies as it continues to consolidate these shared services through further reorganization and integration of its container fleet, inland transport functions and administrative activities, all of which will be supported over time by new information systems.

     Container Fleet — Provision and Management. CP Ships operates with a single company-wide container fleet. CP Ships acquires containers either by direct purchase from container manufacturers or through short, medium or long-term leasing arrangements with leasing companies. Purchasing and leasing activities are fully centralized in order to achieve cost savings through greater purchasing power. Empty positioning and other aspects of container management are performed by regional units, which implement a centrally developed strategy.

     Inland Transport. The main regions where CP Ships provides a high volume of inland transport services are Europe and North America. Inland transport activities include the planning, execution and management of mainly outsourced rail, truck, feeder ship and barge services used to transport containers between ports and customer warehouses or inland depots or plants. Inland transport movements are planned and executed through a network of local operational offices located throughout Europe and North America under regional direction.

     CP Ships believes that it can achieve further efficiencies by continuing to combine its volume of inland transport management at a regional and local level. As a result, regional inland transport activities in Europe are managed from operating centres in the UK, Germany, Belgium, France and Italy. In North America, inland transport activities are managed from operating centres in Montreal, Quebec and Tampa, Florida.

     Marine Operations. Marine operations include ship procurement (including time charters) and deployment, marine fuel purchasing, the contracting and control of ship management services and the negotiation of marine terminal contracts. CP Ships provides many of these services centrally to all of its brands in order to achieve economies of scale, with regional and local resources employed as appropriate. Marine fuel is available from a large number of suppliers throughout the world.

     CP Ships does not directly employ any sea-going staff. Instead, it contracts with independent ship managers who provide crew for its owned and bareboat chartered ships. A bareboat charter is broadly equivalent to ownership but for a set period of time and involves the leasing of a ship only, with the charterer providing the crew and paying all operating costs including repairs and maintenance. A time charter, which typically is for a shorter duration than a bareboat charter, includes crew provided by the owner. Under the control of CP Ships, the ship managers also supervise ship maintenance, dry-docking and technical management according to an agreed budget and agreed ship maintenance policies and procedures, and co-ordinate compliance with relevant legislation and regulation.

     Marine Terminals. CP Ships focuses on marine terminal operations in several ways. First, it aims to combine volume from its various trade lanes and services through common ports, where commercial, economic and operational factors allow. Second, the marine operations group negotiates stevedoring and marine terminal contracts using total volume to secure competitive pricing. Third, CP Ships operates its own marine terminals in Montreal, Quebec where it has improved operating efficiency and service reliability through a recently completed capital investment program of $50 million in new cranes, terminal equipment and infrastructure improvements.

     CP Ships may actively pursue or participate in initiatives to improve upon its existing terminal arrangements with independent port and terminal companies where volumes, scale of operations and other economic factors justify focus. For example, in late 1999, CP Ships concluded a long-term agreement with Hessenatie, an Antwerp-based stevedore company, whereby it will commit all its volume to secure priority berthing, ample terminal space and reduced cost at a planned new terminal at the Port of Antwerp.

     Administration. CP Ships is continuing to aggregate back-office activities including export and import documentation, receivables, payables and other accounting services, payroll and general administrative activities. Service centres are being established across Europe and elsewhere under regional management to replace several individual offices and provide centralized documentation and certain accounting functions. CP Ships intends to set up similar centres in other regions over the next 18 months.

     Information Systems. CP Ships is currently in the process of developing a single company-wide system as a replacement for the diverse operational information systems it inherited with its various acquisitions. This will include standardization of CP Ships on a single financial system platform. A SAP accounting system has been successfully implemented in the Cast organization and the results are under evaluation before further rollout is made across the group. In the meantime, CP Ships is reducing the number of separate operational and financial information system functions across its organization in order to achieve better operating efficiencies. Centrally-managed application development and technical support will provide effective cost control and support common information technology (“IT”) processes across the group. Two major data centres, located in the UK and in the U.S., will support IT hardware and software for all corporate systems.

     Implementation efforts continue within several of the lines to enhance capabilities with GT Nexus, an industry e-commerce portal. The portal covers rate requests, sailing schedule queries, documentation submissions and shipment tracking functions. These efforts complement internal e-commerce projects.

     Insurance and Risk Management. CP Ships provides centrally managed insurance, risk management and claims support services with centres in Europe, North America and Australia.

Sales and Marketing

Brands

     CP Ships serves its customers through six distinct brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. CP Ships believes that its brands are recognized in the industry for their distinct service offering, strong operating performance and superior customer relations. In 2001 and 2000 all of CP Ships’ brands were recognized for service excellence within the container shipping industry. For example in 2001, CP Ships’ brands received the Australian Quality Council Gold Level Australian Business Excellence Award; the Canadian International Freight Forwarders

Association’s Best Overall Ocean Carrier of Year, Best Mediterranean Carrier of the Year and Best European Carrier of the Year awards; Logistics Management and Distribution Report’s Quest for Quality Award and the LLP Liner Analysis Award for schedule reliability. In 2000 CP Ships’ brands received the Achievement Award, the highest award granted to any company by the New Zealand Business Excellence Foundation; the Australian Quality Council Award for business excellence; the Canadian International Freight Forwarders Association Carrier of the Year award; Logistics Management and Distribution Report’s Quest for Quality award; International Freighting Weekly’s UK Shipping Line of the Year Award and Lloyds List Daily Commercial News Awards for Customer Service and Schedule Reliability.

     Sales

     Sales and marketing activities are organized around the individual brands, reinforcing CP Ships’ strategy of maintaining and strengthening its brands within its regional markets. CP Ships’ policy is to have its own sales and marketing organizations based, in the large majority of locations, in its principal markets. It has over 200 sales and marketing offices.

     Each brand contracts separately with third party sales agents in smaller, developing or new markets. Third party agency arrangements may comprise “full service” agreements (including sales, marketing, customer service and back-office) or may be functionally specific, for example covering sales and marketing activities or back-office services.

     CP Ships recently formed a Global Accounts group to manage sales, marketing and customer support relationships with large global customers with activities in many trade lanes. This initiative was undertaken in order to offer tailored regional coverage on a global scale thereby capitalizing on the capabilities of the regional management teams and market knowledge.

     Trademark and Licences

     CP Ships does not rely on the licensing of intellectual property belonging to other companies in marketing its brands other than in respect of certain “CP” related trademarks which are owned by the successor of CPL, Fairmont Hotels & Resorts Inc., and licensed to CP Ships.

Customers

     CP Ships has three types of customers: exporters, importers, and intermediaries. Exporters include a wide range of enterprises, from global manufacturers (including the major automotive companies that may ship thousands of teu annually) to small family owned businesses (which may ship just a few teu each year). Importers are usually the direct purchasers of goods from exporters but may also comprise sales or distribution agents or may be the receiver of the containerized goods at the final point of delivery. Intermediaries act as agents for exporters and importers, performing a range of duties such as rate negotiation, bookings, documentation, insurance, customs clearance, billing and payments, inland transport, warehousing and container tracking services which would otherwise be part of the carrier’s door-to-door service. Intermediaries usually receive a commission from the carrier as well as from customers for performing these activities. Commissions paid to intermediaries by carriers generally range from 1.5% to 2.5% of the shipping contract value, although they may sometimes be paid on a fixed fee basis, typically in the range of $25 to $35 per teu.

     Normally one party involved in a shipment — the exporter, the importer or the intermediary — controls the selection of the carrier with such control usually depending on the terms of sale in the contract between an exporter and an importer. The extent to which exporters, importers or their intermediaries control carrier selection varies depending on the trade lane involved.

     CP Ships markets its services to exporters and importers at both ends of the trade lane. By providing comprehensive sales coverage in this way, CP Ships builds knowledge about its customers (and other parties involved in the shipment), enhances its customer relations, builds brand loyalty and preserves market share. It also carries out regular marketing surveys to evaluate customer satisfaction with its services and establishes benchmarks for its services derived from its main competitors. Key performance criteria include an assessment of CP Ships’ service offerings, the level of service quality delivered, as well as other measures including the competitiveness of its freight rate quotations and the timeliness and accuracy of its documentation and invoicing. In CP Ships’ view, based on industry and company customer surveys, customers expect to receive from carriers reliable, consistent and cost-effective ocean and inland transport services, schedule reliability, container availability and problem solving. CP Ships reviews the results of these surveys to continuously improve the quality and range of service offerings.

     General practice within the container shipping industry is to provide standard credit terms to the party that is responsible for paying the transportation charges. The amount of credit and the credit period depends on a number of factors including the customer’s financial status, its credit history with the carrier, the frequency and size of its shipments and overall size and type of business. CP Ships’ credit terms are consistent with general industry practice.

     CP Ships has a diverse customer base. In 2001, CP Ships’ top ten customers accounted for approximately 9% of volume or 6% of revenue. The single largest customer accounted for approximately 2% of volume or 1% of revenue in 2001.

Competition

     The container shipping industry is highly competitive. While the world’s top 20 carriers, by capacity, control 57% of global container capacity, the industry remains highly fragmented with over 500 carriers operating world-wide. Within the trade lanes it serves, CP Ships competes against a wide range of global, regional and niche carriers.

     Global carriers generally deploy significant ship capacity and operate extensive service networks in most trade lanes in the major East-West markets, as well as in selected regional markets. These carriers generally deploy large ships and serve major ports with direct calls and other ports through transhipment over regional hubs. Global carriers that compete with CP Ships include Hapag Lloyd, Maersk Sealand, Mediterranean Shipping, OOCL and P&O Nedlloyd.

     Regional carriers generally focus on a number of smaller trade lanes within the major East-West markets, or within regional markets such as Australasia, Africa, Latin America and India. These carriers tend to offer direct services to a wider range of ports within a particular market than global carriers. Regional carriers that compete with CP Ships include Compania Sudamericana de Vapores, Hamburg Sud, Shipping Company of India and United Arab Shipping Company.

     Niche carriers are similar to regional carriers but tend to be even smaller in terms of the amount of ship capacity they operate and the number and size of the markets they cover. Niche carriers that compete with CP Ships include Atlantic Container Line, Dole Fruit, Kien Hung, Samudera and Seaboard Marine.

     Many of CP Ships’ competitors are also involved in other transportation businesses such as logistics, dry and liquid bulk shipping and intermodal transport. In addition, other competitors are also involved in unrelated industries such as oil exploration, travel services and retail. As part of its strategy, CP Ships concentrates exclusively on container shipping. CP Ships believes that such specialization allows management to better plan for, and quickly respond to, what are often rapidly changing economic, political and trade conditions in the industry.

Employees

     The number of employees of CP Ships at 31st March 2002 was approximately 4,150 with 43% of the staff located in North America, 43% in Europe and the balance mainly in Australasia and South America. CP Ships’ employees are divided by function almost evenly between (i) sales and marketing, (ii) customer service, (iii) shared services and (iv) administration and accounting, with the head office of CP Ships accounting for less than 1% of the total. Employees engaged in shared services include those responsible for container fleet management, co-ordination of inland transport services, certain IT functions, insurance and risk management and marine operations such as ship procurement, marine fuel purchasing, ship management services and the negotiation of marine terminal contracts.

     Less than 3% of CP Ships’ employees are employed under collective bargaining agreements. CP Ships believes that its relations with employees are good. CP Ships further believes that the material terms of its collective bargaining agreements and other terms of employment are customary for the industry, as are the classification of its employees and the geographic locations covered by such agreements.

Insurance

     CP Ships maintains insurance policies to cover risks related to physical damage to its ships and ship equipment, other equipment (such as containers, chassis, terminal equipment, trucks) and properties, as well as third party liabilities arising from the carriage of goods and the operation of ships and shore-side equipment, and general liabilities which may arise through the course of its normal business operations.

     CP Ships’ owned ships are insured with a group of major insurance companies for physical damage, including war and terrorist risks, and total loss up to their full individually declared values on an annual basis. The declared value of the ship is the assessed market value of the ship. A further 25% of the value is also covered under an “increased value” policy, in order to meet additional expenses that might arise from the total loss of a ship. Although it is normal for this coverage to be placed annually, CP Ships is currently mid-way through a three-year policy. In addition, owned ships calling in areas identified by the marine insurance market as specified war risk zones are temporarily covered for war risks by declaration and payment of an additional premium. Under its charter agreements, CP Ships is required to pay additional premiums when its chartered ships call in a war risk zone. The list of war risk areas was expanded as result of underwriters’ perception of increased risk following the terrorist attacks on 11th September 2001, the identification of the responsible parties and the subsequent conflict in Afghanistan.

     Protection and Indemnity Insurance (P&I) provides cover for: third party claims arising from the carriage of goods including loss or damage to cargo; claims arising from the operation of owned and chartered ships including injury or death to crew, passengers, or other third parties; claims arising from collisions with other ships; damage to other third-party property; pollution arising from oil and other substances; and salvage and other related costs. CP Ships’ P&I cover is divided between two respected P&I Clubs, both of which are members of the International Association of P&I Clubs. Members of this association arrange a pooling insurance and a substantive re-insurance program, and insure approximately 90% of the world’s ocean-going merchant fleet. Members of P&I Clubs are subject to calls payable to the association based on the member’s claim record as well as the claim records of all other members of the association. The sum insured by P&I cover is up to approximately $4.25 billion per incident. CP Ships’ equipment fleet (containers and chassis) is insured in the Lloyd’s and London Companies market for physical damage, including war risks, and liabilities arising thereunder. The terminals in Montreal are insured for such risks with the TT Club, the world’s largest insurer of terminals.

     As a result of the significant insurance losses incurred in the 11th September 2001 attacks and related concern regarding terrorist attacks, the world’s insurance markets increased premiums and reduced or restricted cover for terrorist losses generally. Accordingly, premiums payable by CP Ships for terrorist cover have increased substantially and the level of terrorist cover has been significantly reduced.

     CP Ships also maintains additional insurance policies to cover a number of other risks including: strikes and delays; liability arising from documentary or procedural errors and omissions; workers compensation; motor fleet; office buildings; directors’ and officers’ liability; and general liabilities. CP Ships believes that the types and amounts of insurance coverage it currently maintains are in line with customary practice in the international container shipping industry and are adequate for the conduct of its business.

Regulatory Matters

     CP Ships’ operations are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the ships operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, it is difficult to predict the continuing cost of compliance with such conventions, laws and regulations, the impact thereof on the resale price or useful life of ships or on business operations. Various governmental and quasi-governmental agencies require holding certain permits, licenses and certificates with respect to marine operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of its owned ships will depend upon a number of factors, CP Ships believes that it has been and will be able to retain or obtain all permits, licenses and certificates material to the conduct of its operations.

Maritime Regulations

     United States. In the U.S., carrier operations of CP Ships serving U.S. ports are subject to the provisions of the Shipping Act of 1984 (the “Shipping Act”), as amended by the Ocean Shipping Reform Act of 1998 (“OSRA”). Among other things, the Shipping Act confers immunity from antitrust laws for certain co-operative agreements between ocean common carriers operating in the U.S. The most common types of agreements are slot exchange agreements, whereby carriers share space on each others’ ships, and rate discussion agreements, in which carriers may co-ordinate, discuss and voluntarily agree on ocean freight rates and charges and other terms and conditions of service (collectively, “Carrier Agreements”). Adherence to decisions reached in such discussion agreements is purely voluntary. To receive an antitrust exemption, Carrier Agreements must be filed with the U.S. Federal Maritime Commission (“FMC”). Under the Shipping Act, as amended, carriers serving U.S. ports may offer transport services to customers either through semi-confidential service contracts or through publicly available tariffs. The Shipping Act requires carriers to publish their tariff rates and certain service contract terms electronically to allow public internet access. Carrier operations of CP Ships via U.S. ports are subject to Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs, and service contracts. Civil penalties of up to $30,000 per violation can be imposed on carriers that fail to adhere to these statutory and regulatory requirements.

     The past decade has witnessed a shift to discussion agreements from traditional conference agreements. Unlike discussion agreements which reach decisions on a voluntary adherence basis, conference agreements make binding decisions on the basis of voting (subject to defined rights of individual members to deviate from certain collective rate actions) and the conference publishes tariffs and offers group service contracts, in both cases setting forth agreed rates, terms and conditions of transportation applicable to conference members.

     Under the U.S. Maritime Security Act of 1996, U.S.-documented ships that are operated in a common carrier service are eligible to apply for an annual subsidy payment (“MSP Program”). Three of the U.S. flag Pacific Class ships indirectly owned by CP Ships are enrolled in the MSP Program, and CP Ships receives an annual subsidy payment of approximately $2 million per ship. Although the MSP Program continues until 30th September 2005, funding for the MSP Program must be approved by U.S. Congress on an annual basis. As a pre-condition to receipt of the annual subsidy payment under the MSP Program, the operator or charterer of the ships must enter into an emergency preparedness agreement with the U.S. Secretary of Transportation. Accordingly, a subsidiary of CP Ships has entered into such an agreement with the U.S. Secretary of Transportation pursuant to which such subsidiary agrees to make its ships, capacity in ships, intermodal systems and equipment, terminal facilities, management service and related service available to the U.S. government in the event of war, national emergency or when the U.S. Secretary of Defence determines it to be necessary for national security.

     Following the terrorist attacks on 11th September 2001, the U.S. Government adopted certain measures to improve security at various U.S. ports and with respect to cargo movements to and from the U.S. The Congress and federal agencies are continuing to review the possibility of imposing additional security related measures. It is possible that some of these measures could adversely affect the efficiency of operations of CP Ships or result in additional costs. It is as yet too early to determine with any precision the nature and extent of the measures that may be adopted in the U.S.

     Canada. In Canada, the Shipping Conferences Exemption Act, 1987 (“SCEA”) exempts certain shipping conference practices, such as agreeing to terms and prices by way of published tariffs or service contracts, pooling volumes, and exchanging market data with the objective of achieving trade stability, from the provisions of the Competition Act. This allows for partial anti-trust immunity provided that, among other things, on request a shipping conference is required to meet, notify and discuss issues which arise with the Canadian Shippers Council.

     Recent amendments to SCEA include provisions (a) permitting conference carriers to offer individual confidential service contracts, (b) permitting carriers to file rates and tariffs electronically, (c) providing for penalties of C$10,000 per offence, and (d) reducing the notice period for independent action from fifteen to five days. In general, these amendments brought the Canadian regulatory environment closer to U.S. and European regulation.

     European Union. The European Union (“EU”) recognizes traditional conferences but not discussion agreements. In the EU, CP Ships is affected by the regulations under the Treaty of Amsterdam (formerly the Treaty of Rome) (“Treaty”). Under the Treaty, CP Ships is subject to European Community (“EC”) Regulation 4056/86 (“Reg. 4056/86”) and EC Regulation 823/00 (“Reg. 823/00”).

     Under Reg. 4056/86, carriers are entitled to give effect to rate fixing agreements in relation to the ocean carriage of cargo to and from the EU (and the European Economic Area) member states. This is in derogation of the fundamental prohibition of cartels imposed by Article 81 of the Treaty. Such derogation is subject to certain qualifications. These permitted rate fixing agreements relate to specific trade lanes. They are known as “liner conferences”. Many of CP Ships’ liner services are members of the relevant liner conferences, primarily in the trade lanes between North Europe and Canada, and between Europe and Australia, New Zealand, South America and India/Pakistan. Recent changes being discussed by the EC may affect the procedures relevant to Reg. 4056/86. These changes, intended to be implemented in 2003, would transfer the burden of testing compliance with Reg. 4056/86 and Article 81 of the Treaty, and the application of exemptions under Article 81, from the Commission to a self-assessment regime open to verification by interested parties (at the national court level or with the EC) or by the EC itself.

     Reg. 823/00, known as the “consortia” regulation, permits carriers trading to and from the EU to coordinate, subject to certain conditions, the operation of their ships in particular trade lanes, in order to promote greater efficiency in the optimising and scheduling of shipping capacity. Such permitted coordination is subject to certain qualifications and is distinct from, and must not include, freight rate fixing agreements (as permitted by Reg. 4056/86). CP Ships participates, world-wide, in a number of such arrangements, several of which are subject to Reg. 823/00 by reason of trade to and from EU member states.

     Australia. In Australia, Part X of the Trade Practices Act 1974 (“TPA”) provides registered liner cargo shipping conference agreements with exemptions from provisions of the TPA which would otherwise prohibit contracts or arrangements to lessen competition and corporations engaging in the practice of exclusive dealing. These exemptions allow conferences to agree upon freight rates, pool earnings and costs, rationalize capacity and restrict new entrants to the conference agreement.

     Recent amendments to Part X include the extension of exemptions relating to rate setting to “terminal to terminal” type shipping negotiations, the extension of Part X to cover inward conferences, the increase in the powers of the Minister of Transport and the Australian Competition and Consumer Commission to resolve anti-competitive conduct, a requirement that closed conferences accept new members in certain circumstances and allowing shipping conferences to negotiate collectively with stevedores for the provision of stevedoring services to member lines of those conferences.

     Recent developments in anti-trust immunities. The anti-trust immunities described above have historically been justified on the grounds that they are necessary to assure shippers of stable freight rates and reliable scheduled liner shipping services. These immunities have been in place in various forms for many years in the United States, Canada, European Union and Australia. However, they have been gradually eroded and narrowed through legislative and regulatory amendments and court decisions. For example, in 1998 the OSRA introduced measures designed to increase the level of competition in the United States between carriers. In 2001, amendments to the SCEA contained changes similar to those found in the OSRA and which were also designed to increase competition in Canada between carriers.

     Three decisions issued by the European Court of First Instance on 28th February 2002 held that the immunities contained in EC Reg. 4056/86 apply only to port to port services, and do not permit fixing of tariffs for the inland leg of intermodal services. This decision may still be appealed and if confirmed, will affect carriers offering intermodal services in Europe, including CP Ships.

     In May 1999, the Secretariat of the Organisation for Economic Co-operation and Development (the “OECD”) published a report entitled “Discussion document on regulatory reform in international maritime transport”. The report recommended, among other things, that agreements among carriers to set common rates should no longer receive automatic antitrust immunity or exemption.

     In April 2002, the OECD Secretariat published its final report entitled “Competition Policy in Liner Shipping” (the “OECD Report”) which, among other things, concluded that there is no evidence that the liner shipping industry needs to be protected from competition by anti-trust immunity for price-fixing and rate discussions, and that there is no evidence that the conference system leads to more stable freight rates or more reliable shipping services than would be the case in a fully competitive market. The OECD Report concluded that countries should (i) seriously consider removing anti-trust exemptions for common pricing and rate discussion and (ii) have the discretion to retain exemptions for other operational arrangements relating to liner shipping so long as these did not result in excessive market power. The container shipping industry has disputed many of the factual findings contained in the OECD Report and is vigorously opposing the implementation of its recommendations.

     In February 2002 the European Commission, noting the Draft OECD Report (published in November 2002 prior to the OECD Report), announced that it would study, and re-assess the justifications for, the existing exemptions for liner conferences provided in EC Reg. 4056/86. This is the first time that EC Reg. 4056/86 has been formally reviewed by the European Commission since enactment of the Regulation in 1986.

Environmental Regulations

     United States. In the U.S., ship operators are subject to a number of federal and state laws and regulations with respect to protection of the environment in the course of ship operations in U.S. trade lanes. The primary laws are the Oil Pollution Act of 1990 (“OPA 90”) with respect to oil spill liability, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with respect to spills or releases of hazardous substances, the Federal Water Pollution Control Act (“FWPCA”), also called the Clean Water Act, and the National Invasive Species Act of 1996 (“NISA”) with respect to ballast water management.

     Under OPA 90, ship owners, operators, and bareboat charterers are deemed “Responsible Parties” and are jointly, severally and strictly liable for all removal costs and other damages caused by oil spills from their ships. Although OPA 90 is primarily directed at oil tankers (which CP Ships does not operate), it also applies to non-tanker ships with respect to the fuel carried on board the ships. OPA 90 limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation. The liability limits do not apply if the incident was caused by the Responsible Party’s gross negligence, wilful misconduct, or a violation of an applicable federal safety, construction, or operating regulation. In addition, the liability is not limited if the Responsible Party fails to report the oil spill or fails to cooperage or comply with a removal order.

     OPA 90 requires all Responsible Parties to establish and maintain evidence of financial responsibility sufficient to meet the maximum liability to which it could be subject under OPA 90. Financial responsibility may be established by any combination of the following: evidence of insurance, surety bond, guarantee, letter of credit, qualification as self-insurer or other evidence of financial responsibility. CP Ships believes that it has sufficient insurance with its P&I Clubs to cover damages that might arise under OPA 90. However, OPA 90 specifically preserves state law liability and remedies, whether by statute or common law; state law liability is not subject to the OPA 90 limitations of liability. Some states have enacted legislation providing for unlimited liability for oil spills both in terms of removal costs and damages. As such, overall liability under state law for a spill is virtually unlimited, and could theoretically exceed CP Ships’ available insurance coverage in the case of a catastrophic spill.

     CERCLA governs spills or releases of hazardous substances other than petroleum, natural gas, and related products. CERCLA imposes strict and joint and several liability on the owner or operator of a ship, vehicle or facility from which there has been a release, as well as other responsible parties. Damages may include removal costs, natural resource damages, and economic losses without regard to physical damage to a proprietary interest.

     The Clean Water Act prohibits the discharge of oil or hazardous substances and imposes strict liability in the form of penalties for damages and remedial costs. The Clean Water Act now serves largely to provide backup coverage with respect to remedial costs to the more recent OPA 90 and CERCLA.

     NISA was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters calling for voluntary mid-ocean ballast water exchange, retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the U.S., or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers, including CP Ships.

     Canada. In Canada, shipowners are faced with a number of Canadian federal and, to a lesser degree, provincial environmental laws which apply to shipping operations and related activities in Canadian waters. These laws include the Marine Liability Act, Canada Shipping Act, Environmental Protection Act,

Fisheries Act and Ocean Dumping Control Act. The Marine Liability Act (“MLA”) gives effect to the International Convention on Civil Liability for Oil Pollution Damages, 1969 and the International Convention on the Establishment of the International Fund for Compensation for Oil Pollution Damage as amended by protocols in 1976 and 1992. The MLA imposes liability on the shipowner for oil pollution damage and for costs and expenses incurred in respect of measures taken to prevent, repair, remedy or minimize that pollution. Unless the pollution results from a personal act or omission of the shipowner committed with intent to cause the pollution, or recklessly and with knowledge that pollution damage would probably result, the maximum liability of the shipowner is limited to 3,000,000 International Monetary Fund Special Drawing Rights per ton of the ship’s gross tonnage for the first 5,000 tons and 420 Special Drawing Rights per subsequent ton. The law requires that certificates of insurance or other security be issued in respect of each ship. All of CP Ships’ owned ships carry such certificates.

     The Canada Shipping Act, Environmental Protection Act, Fisheries Act and Ocean Dumping Control Act prohibit dumping of deleterious substances at sea which would adversely affect the fishery and other aspects of the environment. Those laws, as well as the common law, create a civil cause of action against the offender.

     The Racine and Cast terminals in Montreal are subject to various federal and province of Québec environmental laws. The Québec Environmental Quality Act imposes liability jointly and severally on all persons who have ownership, custody or control over contaminants and persons responsible for emission, deposit or discharge of any contaminant.

     Australia. Australian law governing marine pollution from ships takes the form of domestic enactment of international conventions. The Commonwealth, the States and the Northern Territory of Australia have all legislated to give effect to some of the conventions listed below, but there is no uniformity between the various jurisdictions. Different jurisdictions have given effect to different conventions in different ways. The core of MARPOL 73/78 (referred to below) has been adopted in Australia by the Protection of the Sea (Prevention of Pollution from Ships) Act, 1983 (“PSA”). All of the States of Australia and the Northern Territory have their own legislation implementing Annex I and II of MARPOL.

     Effective as at October 2001, the PSA was amended to include provisions: (a) requiring ships of 400 tons or more, or certified to carry 15 or more persons, to have a shipboard waste management plan and to carry and maintain a garbage record book; (b) expanding incident reporting requirements so that ships of 15 metres or more must report any incident that affects the safety of the ship having the potential to result in the pollution (previously, reporting was required in respect of an incident only when there was a probability of pollution); and (c) empowering surveyors to require a ship to discharge waste in port, where it becomes clear that the ship would have to discharge some waste at sea before reaching its next port of call.

     The Commonwealth and State Acts implementing Annex I and II of MARPOL (a) prohibit the discharge of oil or an oily mixture into the sea subject to certain exceptions; (b) impose a duty to report certain incidents involving oil or an oily mixture; and (c) require all Australian tankers or ships over 400 GRT (Gross Registered Tonnage) to maintain an oil record book according to the regulations outlined in those Acts. A maximum penalty of A$1.1 million can be imposed against the owner of a ship and A$220,000 against the master of a ship for breaches of the Acts. In New South Wales, forthcoming legislation will increase the maximum penalties for pollution from A$220,000 to A$500,000 for individuals and from A$1.1 million to A$10 million for corporations. The proposed new penalties will be the highest fines in Australia for marine oil and chemical spills.

     The International Convention on Civil Liability for Oil Pollution Damage, 1969 (known as CLC), as amended by Protocols dated 1976, 1984 and 1992, was implemented by the Commonwealth by enactment of the Protection of the Sea (Powers of Intervention) Act, 1981. The Dumping Convention was implemented by the Commonwealth by enactment of the Environment Protection (Sea Dumping) Act, 1981. That Act was amended in 1994 to give effect to Australia’s obligations under the Protocol for the Prevention of Pollution of the South Pacific Region by Dumping (“SPREP”) Protocol. Legislation was passed in 1993 to give effect to the Fund Convention in Australia. The Protection of the Sea (Oil Pollution Compensation Fund) Act, 1993 provides for who is to contribute to an international oil pollution compensation fund, how much they must contribute and how such contributions are to be completed.

     The Protection of the Sea (Civil Liability) Amendment Act, 2000 provides that: (a) ships over 400 GRT will be required to have appropriate insurance in place to meet liabilities arising from pollution damage caused by the discharge of oil; and (b) a breach of this Act will result in a strict liability offence which carries penalties of up to A$55,000.

     International. Globally, the International Maritime Organization (“IMO”) has adopted MARPOL 73/78, which relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Compliance with MARPOL is not yet mandatory. However, CP Ships endeavours to comply with all materially relevant provisions of the convention.

     The IMO adopted the International Convention for the Safety of Life at Sea or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. CP Ships believes that all ships, either owned or chartered by it, comply with SOLAS standards. SOLAS also incorporates the International Safety Management Code (“ISM”). The ISM requires, among other things, ship operators to implement environmental and safety management systems. CP Ships has obtained ISM accreditation for all its owned ships and for the management companies operating those ships.

     The majority of CP Ships’ marine operations activities has been awarded accreditation under the ISO 14001 Environmental Management Code. The purpose of ISO 14001 accreditation is to ensure that all company marine operations activities which relate to the environment conform to all materially relevant international conventions, national and local laws and regulations and create the framework required to continuously improve directly or indirectly related internal processes, procedures and activities. Accreditation of CP Ships’ remaining marine and terminal operations is expected during the course of 2002.

     All of CP Ships’ owned and chartered ships operate under the International Ship Management Code’s standard of safe operations. CP Ships’ owned ships are registered with internationally recognized Classification Societies including Lloyds, Bureau Veritas, ABS, and DNV. The principal purpose of Classification Societies is to provide objective and independent confirmation to the insurance underwriters that ships are being maintained to the standards that are considered appropriate to minimize claims on underwriters. A beneficial by-product of the activities of Classification Societies is to provide reassurances to owners and others with a financial or other interest in those ships that they are being regularly surveyed and properly maintained.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Prior to 1st October 2001, CP Ships Holdings Inc. (“CPSHI”) was the wholly owned holding company of CPL’s container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to CP Ships, a newly created subsidiary company of CPL. CPL then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. Where appropriate, share numbers in the financial statements reflect the effect of the share consolidation applied retroactively. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI has become the historical financial information of the now publicly held CP Ships.

     Subject to the foregoing, the following table sets forth certain financial information for CP Ships or its predecessor and its subsidiaries on a consolidated basis under Canadian Generally Accepted Accounting Principles for the last five fiscal years.

Consolidated Statements of Income Data
($ millions, except amounts per share, presented in $)

	Year ended 31st December

	2001	2000	1999	1998	1997(1)

Revenue	2,646	2,645	1,878	1,780	1,032
Expenses	(2,507)	(2,481)	(1,789)	(1,653)	(917)
Operating income before exceptional charges	139	164	89	127	115
Exceptional charges	(36)	—	—	—	—
Operating income	103	164	89	127	115
Interest income (expense), net	—	1	(4)	—	3
Income tax expense	(12)	(12)	(11)	(7)	(10)
Minority interest	1	—	1	—	—
Goodwill charges	(16)	(18)	(15)	(11)	(8)
Net income (2)	76	135	60	109	100
Earnings per Common Share basic (3)	$0.92	$1.68	$0.76	$1.38	$1.26
Earnings per Common Share diluted (3)	$0.91	$1.68	$0.76	$1.38	$1.26

Consolidated Balance Sheet Data
($ millions)

	As at 31st December

	2001	2000	1999	1998	1997(1)

Cash and cash equivalents	116	122	61	95	104
Capital assets	795	536	355	301	229
Total assets	1,851	1,748	1,218	1,143	932
Total debt	230	32	44	51	43
Common share capital	597	63	63	63	63
Shareholders’ equity	1,100	1,099	649	540	348

(1)	At 1st January 1998, CP Ships changed its reporting currency from the Canadian dollar to U.S. dollar. The income statement for the year ended 31st December 1997 and the balance sheet at that date has been translated into U.S. dollars at the 31st December 1997 exchange rate of $1 = C$1.43.

(2)	Net income reflects the effects of changes in accounting policies. See note 2 to CP Ships’ most recent annual financial statements.

(3)	Earnings per Common Share is calculated after deduction of preference dividends in the years ended 31st December 2001, 2000 and 1999 of $3 million, $2 million and $0, respectively. Basic and diluted earnings per Common Share have been calculated using net income after deducting preference shares divided by 79.3 million and 79.9 million shares, respectively, for the year ended 31st December 2001. For periods prior to 1st October 2001, basic and diluted earnings per Common Share have been restated using 79.1 million and 79.2 million Shares, respectively, which is the number of Common Shares and options outstanding immediately after the Spin-off of CP Ships from CPL on 1st October 2001.

SELECTED QUARTERLY FINANCIAL INFORMATION

     Reference is made to page 29 of CP Ships’ 2001 Annual Report, which is incorporated by reference in this Annual Information Form.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     Reference is made to the section entitled “Management’s Discussion and Analysis” set out at pages 16 to 27 of CP Ships’ 2001 Annual Report, which is incorporated by reference in this Annual Information Form.

MARKET FOR SECURITIES

Stock Exchange Listings

     The Common Shares are traded on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol “TEU”.

DIVIDEND POLICY

     On 16th April 2002, CP Ships’ Board of Directors declared a dividend for the first quarter of 2002 of $0.04 per Common Share ($3 million in aggregate), which was paid on 15th May 2002. On 24th January 2002, the Board of Directors declared a dividend for the fourth quarter of 2001 of $0.04 per Common Share ($3 million in aggregate), which was paid on 22nd February 2002.

     The Board of Directors presently anticipates that CP Ships will continue to pay quarterly dividends in the amount of $0.04 per Common Share out of funds or property of CP Ships properly available for that purpose. The anticipated amount of the quarterly dividend is based on the current view of the Board of Directors of anticipated net income in light of current operating conditions for CP Ships and in accordance with CP Ships’ capital expenditure and working capital needs as well as its strategic spending plans. Should this view change, the amount of the dividend could be increased, decreased or eliminated entirely.

     The Board of Directors is under no obligation to declare dividends and the declaration of dividends is wholly within its discretion. Restrictions under CP Ships’ existing or future financing agreements and the provisions of applicable law preclude, or may preclude, the payment of dividends in certain circumstances.

DIRECTORS AND SENIOR OFFICERS

     The following are the names and municipalities of residence of the individuals who are CP Ships’ directors and senior officers, their positions and principal occupations within the past five years. Each of the directors has served in that capacity since 1st October 2001 and will serve his term in office until CP Ship’s annual meeting in 2003.

Directors

     Viscount Weir, Glasgow, Scotland

     Viscount Weir, Chairman of CP Ships, is also Chairman of Balfour Beatty, one of the United Kingdom’s largest construction companies, where he has been a Director since 1977. He was Chairman of The Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James’s Place Capital and Canadian Pacific Railway Company. He was formerly a Director of the Bank of England, British Steel and, from 1989 to 2001, CPL. Viscount Weir is a member of the Audit and Corporate Governance Committees and is Chairman of the Compensation Committee.

     John Bowmer, Atherton, California

     John Bowmer is now Chairman of Adeco of Switzerland, the world’s largest international staffing and recruitment company, having been Chief Executive Officer since 1996 and Chief Executive Officer of its predecessor, Adia SA, from 1993. He has served in a variety of executive positions in the United Kingdom, Asia, Australia and the U.S. since he joined Adia SA in 1987. John Bowmer is a member of the Audit, Compensation and Corporate Governance Committees.

     Robert Clanin, Alpharetta, Georgia

     Robert Clanin was Chief Financial Officer of United Parcel Service, the U.S. based, international parcel delivery and logistics company, from 1994 to 2000, having joined the company in 1971. He oversaw what was at that time the largest initial public offering of stock in the United States. He is, since 2000, Chairman of Overseas Partners Limited, a Bermuda reinsurance company and a Director of Caraustar Industries Inc., which produces recycled packaging. Robert Clanin is a member of the Audit, Compensation and Corporate Governance Committees.

     Peter Dey, Toronto, Ontario

     Peter Dey was the Chairman of Morgan Stanley Canada from 1998 until 2001 and its President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm of Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He was Chairman of the Ontario Securities Commission from 1983 to 1985 and was responsible for the Dey Report on corporate governance in Canada. Peter Dey is a member of the Audit and Compensation Committees and Chairman of the Corporate Governance Committee.

     Frank Halliwell, Tampa, Florida

     Frank Halliwell was appointed Chief Operating Officer of CP Ships in 2001, having been Executive Vice President since 1995. He has filled a number of senior roles in the CP Ships group since joining Canada Maritime in 1991. He entered the container shipping industry in 1971.

     John McNeil, Toronto, Ontario

     John McNeil was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until 1999. He is a Director of Sun Life Financial Services of Canada. He serves as Chairman of Fairmont Hotels and Resorts having been a Director of its former parent company, Canadian Pacific Limited, from 1992 to 2001. He is also a Director of Shell Canada, Hampton Re Holdings and DWL Inc. He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.

     Ray Miles, London, England

     Ray Miles joined CP Ships in 1988 as Chief Executive Officer. He has been involved in the shipping industry since 1972. He is a non-executive Director of the West of England P&I Club, Chairman of the World Shipping Council, the liner industry’s U.S. lobby, and a trustee of the National Maritime Museum at Greenwich, London.

     Nigel Rich, London, England

     Nigel Rich spent 20 years with the Jardine Matheson Group in Asia and was its Chief Executive from 1989 to 1994. He is currently Chairman of the Hampton Group, a real estate services company, Deputy Chairman of Exel, the global logistics business and a Director of retailer Harvey Nichols, television company Granada and Pacific Assets Trust. Nigel Rich is a member of the Audit, Compensation and Corporate Governance Committees.

     Ian Webber, Kent, England

     Ian Webber, a Chartered Accountant, was appointed Chief Financial Officer of CP Ships in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

     Senior Officers

     Terry Burrows, Sussex, England, Senior Vice-President, appointed in August 2000. He joined CP Ships in 1964 and has served in various senior commercial and marketing roles. He was appointed Chief Executive Officer of Cast in 1998 and subsequently Executive Vice-President for Europe trades with Americana Ships in Tampa, Florida.

     David Halliday, Suffolk, England, Senior Vice-President since January 2000, joined Contship Containerlines in 1980, and served in various marketing and commercial roles until his appointment as Chief Executive Officer in 1998.

     Jeff Drake, London, England, Vice-President, Corporate Planning, joined CP Ships in October 2000. From 1998, he was Director, Marketing and Planning for Contship Italia, in Italy and before that a Transportation Group Partner with Mercer Management Consulting in Boston, Massachusetts.

     John Irving, Surrey, England, Vice-President, General Counsel and Secretary, joined CP Ships in June 2001 after five years as Senior Vice-President and General Counsel for Dairyworld Foods in Vancouver, British Columbia. He was Vice-President, General Counsel and Secretary of Emco Limited from 1993 to 1996.

     Jeremy Lee, Quebec City, Canada, Vice-President, Investor Relations since June 2001, joined CP Ships in 1989 and has served in various senior commercial, marketing and corporate planning roles in Canada, the U.S. and the U.K.

     Paul Stone, Essex, England, Vice-President, Human Resources, was appointed in November 1999 after serving as General Manager, Human Resources for Contship Containerlines since 1996. Immediately prior to joining Contship, Mr. Stone served as UK Human Resources Manager for Deloitte & Touche and previously in similar roles in other UK-based companies.

     Iain Torrens, London, England, Vice-President, Treasurer, was appointed in January 2002. He served in a number of treasury roles for Cookson Group from 1998 to 2002, most recently as Deputy Group Treasurer from 2000 to 2002. He was Group Treasury and Tax Manager for Lee Cooper Group from 1996 to 1998.

Shareholdings of Directors and Senior Officers

     As at 17th May 17 2002, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control over less than 5% of the Common Shares.

Committees of the Board

Audit Committee: John McNeil (Chairman), Viscount Weir, John Bowmer, Robert Clanin, Peter Dey and Nigel Rich.

Corporate Governance Committee: Peter Dey (Chairman), John McNeil, Viscount Weir, John Bowmer, Robert Clanin and Nigel Rich.

Compensation Committee: Viscount Weir (Chairman), John McNeil, John Bowmer, Robert Clanin, Peter Dey and Nigel Rich.

ADDITIONAL INFORMATION

     When the securities of CP Ships are in the course of distribution under a preliminary short form prospectus or a short form prospectus, copies of the following documents may be obtained upon request from the Secretary, CP Ships Limited, 62-65 Trafalgar Square, London, WC2N 5DY, United Kingdom:

(i)	one copy of the Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of CP Ships for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of CP Ships that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular of CP Ships in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

     At any other time, one copy of any documents referred to in clauses (i), (ii) and (iii) will be provided upon request, provided that CP Ships may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CP Ships.

     Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of CP Ships’ securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the CP Ships information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CP Ships’ comparative financial statements for the year ended 31st December 2001.