Form 40-F/A
period 2001-12-31
CP SHIPS LTD
filed 2002-06-17
CIK 1157808

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
to
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

The following documents are filed as exhibits to this Amendment No. 1 to Form 40-F:

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

CP SHIPS LIMITED

By:	/s/ John K. Irving

John K. Irving Vice President, General Counsel & Secretary

Date: 14 June 2002

5

CP SHIPS LIMITED

2001 ANNUAL INFORMATION FORM

AS OF 17th MAY 2002

FORWARD LOOKING INFORMATION
CURRENCY EXCHANGE RATES
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
NARRATIVE DESCRIPTION OF THE BUSINESS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED QUARTERLY FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET FOR SECURITIES
DIVIDEND POLICY
DIRECTORS AND SENIOR OFFICERS
ADDITIONAL INFORMATION
Management Discussion & Analysis
Audited Consolidated Financial Statements
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