Form 40-F
period 2002-12-31
CP SHIPS LTD
filed 2003-04-07
CIK 1157808

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

                 For the fiscal year ended 31st December 2002
                        Commission file number 1-15228

                               CP SHIPS LIMITED
            (Exact name of Registrant as specified in its charter)


             New Brunswick                               4012                                   98-0357224
(Province or other jurisdiction of         (Primary Standard Industrial          (I.R.S. Employer Identification Number
   incorporation or organization)           Classification Code Numbers)                      (if applicable))


                            62-65 Trafalgar Square
                                London WC2N 5DY
                                United Kingdom
                               +44 20 7389 1100
  (Address and telephone number of Registrant's principal executive offices)

                                 J.P. LaCasse
                          CP Ships (Americas) Limited
                     Suite 3300, 401 East Jackson Street,
                             Tampa, Florida 33602
                                1 813 276 4600

   (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                       Name of Each Exchange
     Title of Class                                    On Which Registered
     --------------                                    -----------------------

     Common Shares, no par value                       New York Stock Exchange
     Common Share Purchase Rights(1)

     (1) Initially attached to and trade with the Common Shares



 Securities registered or to be registered pursuant to Section 12(g) of the Act:



                                Title of Class
                                --------------

                          10-3/8% Senior Notes due 2012

       Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                     None
                               (Title of Class)

For annual reports, indicate by check mark the information filed with this
Form:

     [x] Annual Information Form       [x] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as at 31st December 2002:

                           89,736,921 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If `Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

     Yes                            82-                     No    X
         --------                       --------                -----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                             Yes   X    No
                                 -----     -----

PART A.

                                   CP SHIPS
                        REGIONAL FOCUS o GLOBAL SCALE




                               CP SHIPS LIMITED

                         2002 ANNUAL INFORMATION FORM

                             As of 6th March 2003

                                     TABLE OF CONTENT

Forward Looking Statements.....................................................3
Currency Exchange Rates........................................................4
Corporate Structure............................................................5
General Development of the Business............................................6
         Significant Acquisitions..............................................6
         Trends................................................................7
Narrative Description of the Business..........................................8
         Overview..............................................................8
         Competitive Strengths.................................................9
         Strategy..............................................................9
         Service..............................................................10
         Market and Trade Lanes...............................................11
         Joint Service Agreements.............................................16
         Operations...........................................................17
         Sales and Marketing..................................................23
         Customers............................................................24
         Competition..........................................................24
         Employees ...........................................................25
         Insurance............................................................25
         Security.............................................................26
         Regulatory Matters...................................................26
         Environmental Regulations............................................29
Selected Consolidated Financial Information...................................33
         Consolidated Statements of Income Data...............................33
         Consolidated Balance Sheet Data......................................34
         Dividend Policy......................................................34
Management's Discussion and Analysis..........................................35
Market for Securities.........................................................35
Directors and Management......................................................35
         Directors............................................................35
         Management...........................................................37
         Committees of the Board of Directors.................................38
Description of Indebtedness and Other Obligations.............................40
         Indebtness Corporate Structure.......................................40
         Revolving Credit Facilities..........................................40
         Pacific Class Vessel Loan............................................43
         Container Sale and Leaseback.........................................43
         10-3/8% Senior Notes due 2012........................................45
         Capital Lease and Other Obligations..................................46
         Operating Leases.....................................................46
         Capital Commitments..................................................46
Additional Information........................................................47

FORWARD LOOKING STATEMENTS


     This Annual Information Form contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships Limited ("CP Ships"). These statements can be found in General Development of the Business (Trends), Narrative Description of the Business (Strategy, Ship Replacement Program) and elsewhere in this document. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on future changes in freight rates, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

     Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this Annual Information Form, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global economic and business conditions, including the length and severity of the current economic slowdown in the countries and regions where CP Ships operates, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; changes in laws and regulations, including environmental, employment, competition and trade laws; difficulties in implementing a cost savings program; currency, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions, and external labour unrest, compliance with security measures by governmental and industry trade practise groups and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

     The above list of important factors is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                            CURRENCY EXCHANGE RATES


     Unless otherwise specified, the financial information relating to CP Ships contained in this Annual Information Form are expressed in U.S. dollars. Certain financial information relating to CP Ships contained in this Annual Information Form originates in currencies other than U.S. dollars and has been converted into U.S. dollars based on prevailing exchange rates, except for financial information extracted from the consolidated financial statements of CP Ships.
     The following tables set out, for each period indicated, the high, low, average and period end exchange rate for U.S. dollars expressed in Canadian dollars based on the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes:

                                                                                           12 months ended 31st December
                                                                                           -----------------------------
(in C$)
                                                             2002                  2001                   2000
                                                             ----                  ----                   ----

Canadian dollars per U.S. dollar
High in the period                                          1.613                 1.602                  1.560
Low in the period                                           1.511                 1.493                  1.435
Rate at end of periodr                                      1.580                 1.593                  1.500
Average rate for the period(1)                              1.570                 1.552                  1.487


                                                                                   2003
                                                                                   ----

(in C$)
                                                         March(2)              February                January
                                                         -------               --------                -------

Canadian dollars per U.S. dollar
High in the period                                          1.485                 1.532                  1.575
Low in the period                                           1.471                 1.488                  1.522
Rate at end of period                                       1.471                 1.488                  1.529


----------
(1) The average of the exchange rate on the last day of each month during the applicable period.
(2)  Between 1st March and 6th March

     On 6th March 2003, the most recent practicable date prior to the printing of this document, the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes was C$1.471 per $1.00.

                                   CORPORATE STRUCTURE


     CP Ships subsists under the New Brunswick Business Corporations Act (Corporation number 515878). The registered office of CP Ships is located at Brunswick House, 44 Chipman Hill, Saint John, New Brunswick, Canada E2L 4Z6. The head office of CP Ships is located at 62-65 Trafalgar Square, London, WC2N 5DY, United Kingdom and its telephone number is +44-20-7389-1100.

     The diagram below illustrates the corporate structure, of CP Ships including CP Ships' principal subsidiaries, all of which are wholly owned, directly or indirectly, and their jurisdiction of incorporation. Certain subsidiaries of CP Ships which are not material to its business have not been included in this chart.



                                            ------------------------------------
                                           |        CP Ships Limited (1)        |
                                           |        (New Brunswick)             |
                                           |                                    |
                                            ------------------------------------

                                                                |
                                                                |
                                                                |                                               |
                     ---------------//------------------------------------------------------//------------------
                    |                                           |                                               |
                    |                                           |
    --------------------------------            --------------------------------              ------------------------------------
   |      Cast Terminal Company     |          | CP Ships (Bermuda) Limited (2) |            |     Racine Terminal (Montreal)     |
   |          (Nova Scotia)         |          |          (Bermuda)             |            |               Company              |
   |                                |          |                                |            |            (Nova Scotia)           |
    --------------------------------            --------------------------------              ------------------------------------

                                                               |
                                                               |
                                                               |
             --------------------------------------------------------------------------------------------------------
            |                               |                                    |                                   |
            |                               /                                    /                                   /
            |                               /                                    /                                   /
            |                               |                                    |                                   |
 -----------------------      -----------------------------      -------------------------------      -----------------------------
|  Container Equipment  |    |  CP Ships (UK) Limited (4)  |    |  Lykes Lines Limited, LLC (5) |    |  TMM Lines Limited, LLC (6) |
|  Leasing Limited (3)  |    |    (England and Wales)      |    |            (Delaware)         |    |          (Delaware)         |
|      (Bermuda)        |    |                             |    |                               |    |                             |
 -----------------------      -----------------------------      -------------------------------      -----------------------------

                                           |
                                           |
                                           |
                                           |
                                           |
                                           |

                            -------------------------------
                           |                               |
                           | Italia di Navigazione SpA (7) |
                           |           (Italy)             |
                            -------------------------------



(1) CP Ships owns a 100% interest in Racine Terminal (Montreal) Company and Cast Terminal Company indirectly through Montreal Gateway Terminals Company, which is incorporated in Nova Scotia.
(2) CP Ships (Bermuda) Limited ("CP Ships (Bermuda)") holds a 100% interest in (i) CP Ships (UK) Limited ("CP Ships (UK)") indirectly through two intermediate holding companies, one of which is incorporated in Bermuda and the other in England and Wales and (ii) TMM Lines Limited LLC, ("TMM LLC") and Lykes Lines Limited, LLC ("Lykes LLC") indirectly through three intermediate holding companies incorporated in Bermuda.
(3)  Owns and leases CP Ships' containers.
(4) Services are marketed under the following brands: Canada Maritime, Cast, Contship Containerlines and ANZDL.
(5)  Services are marketed under the Lykes Lines brand.
(6)  Services are marketed under the TMM Lines brand.
(7)  Services are marketed under the Italia Lines brand.

                                           GENERAL DEVELOPMENT OF THE BUSINESS


     On 1st October 2001, CP Ships' former parent, Canadian Pacific reorganized and divided into five separate companies. As a result, CP Ships became an independent publicly listed company on the TSX and NYSE on 3rd October 2001. However, CP Ships' maritime roots date back to 1886 when Canadian Pacific established a marine service to Asia to generate volume for the Pacific terminal of its newly completed trans-Canada railway. Canadian Pacific began operating a shipping business on the Atlantic in 1903. In 1968, Canadian Pacific reorganized its North Atlantic shipping operations to concentrate on container services and in 1984, co-founded Canada Maritime whose minority interest it acquired in 1993.

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

                                            Significant Acquisitions

     Since 1993, CP Ships has successfully completed the ten transactions listed below. The remarks include the condition of each business at the time of acquisition. Other than Ivaran Lines and CCAL, which have been merged into Lykes Lines, each of the other acquired businesses continues as a significant brand in CP Ships' current operations.

Year              Acquisition               Remarks
----              -----------               -------
1993              Canada Maritime           Purchase of 43% minority
1995              Cast                      Bankrupt
1997              Lykes Lines               Bankrupt
1997              Contship Containerlines   Profitable
1998              Ivaran Lines              Unprofitable
1998              ANZDL                     Profitable
1999              TMM Lines                 Unprofitable; 50/50 joint venture
2000              TMM Lines                 Acquired the remaining 50%
2000              CCAL                      Small
2002              Italia Line               Breakeven


     In January 1993, CP Ships acquired the remaining 43% minority interest in Canada Maritime which it did not already own. This acquisition permitted it to plan more effectively as the sole shareholder of Canada Maritime.

     In April 1995, Cast was acquired out of a bankruptcy proceeding. A new management team was appointed and Cast's service offering and organization were revitalized. Both Canada Maritime and Cast operate services on the TransAtlantic market between Europe and Montreal, serving the U.S./Canada market.

     CP Ships acquired Lykes Lines in July 1997, also out of bankruptcy. This acquisition extended its TransAtlantic coverage to the U.S. East and Gulf Coasts. The same management team that had revitalized Cast restructured Lykes Lines' services, repositioned its marketing strategy, reorganized the management structure and implemented cost reduction programs.

     The acquisition of Contship Containerlines in October 1997 provided CP Ships with a platform to enter other markets, principally Australasia. Contship Containerlines' Gulf-Mediterranean service complemented Lykes Lines' service in that trade lane. Contship Containerlines also operates the restructured Round-the-World Services.

     Ivaran, which was acquired in May 1998, extended CP Ships' coverage to the US East Coast and Gulf Coast-South America trade lanes. This acquisition permitted it to secure trade lane economies of scale and cost synergies. The Ivaran brand name was replaced by Lykes Lines in 2000.

     In December 1998, CP Ships acquired ANZDL, the market leader in the US West Coast-Australasia trade lane. ANZDL also offered CP Ships improved economies of scale and operating and cost synergies in the Australasian market.

     In January 1999, CP Ships formed the Americana Ships joint venture with Transportacion Maritima Mexicana SA de CV ("TMMsa") in order to create a strong regional competitor in the US Gulf, Mexico, Central and South American trade lanes. The 50/50 joint venture combined services in this region, Lykes Lines and Ivaran Lines, with TMM Lines, the container shipping business of TMMsa. Effective 1st January 2000, CP Ships acquired TMMsa's 50% interest in the Americana Ships joint venture.

     In August 2000, CP Ships purchased Christensen Canadian African Lines ("CCAL"), which provides services between Montreal and the U.S. East Coast and South Africa, building on Lykes Lines' position in the South Africa trade lane. CCAL now operates under the Lykes Lines brand name.

     In August 2002, CP Ships acquired from d'Amico Societa di Navigazione S.p.A. ("d'Amico") and others all of the issued and outstanding shares of Italia di Navigazione S.p.A. ("Italia"), an Italian company headquartered in Genoa, Italy (the "Italia Acquisition"). The Italia Acquisition included the purchase by CP Ships of controlling interests in, or certain assets of, sales agencies located in Canada, Italy, Spain and Venezuela (together with Italia, the "Italia Business").

     CP Ships paid $40 million in cash for the Italia Business. The Italia Business operated services between the Mediterranean-West Coast North America, Mediterranean-Central and South America, West Coast North America-West Coast Central and South America, and Intra-Central and South America. In connection with the acquisition, CP Ships assumed the financial indebtedness of Italia, as well as commitments in respect of the continued employment of approximately 60 of Italia's employees. These commitments, which were given in 1998 by the former owner when it acquired the Italia Business from the Italian government, expire in 2003.

                                              Trends

     Between 1996 and 1998, container shipping capacity grew faster than demand for container shipping services. This situation, coupled with the Asian economic crisis in 1998, caused a sharp decline in industry profitability in 1998. In 1999, improved container volumes due to higher demand, combined with lower deliveries of new ship capacity, led to an improved balance between supply and demand and to higher freight rates, particularly in the Asian export markets. In 2000, stable freight rates and a further improved balance between supply and demand generally resulted in substantially improved profitability among carriers. Since the Asian economic crisis in 1998, the industry has demonstrated a greater willingness to rationalize services on all trade lanes, mainly through joint service agreements and slot charter agreements. Carriers also successfully adjusted to deregulation of the industry in the United States that occurred in 1998. In 2001, growth in global container shipping capacity outpaced the 2.6% growth in international container trade growth which was adversely affected by the global economic slowdown, particularly in the U.S. These combined factors had a negative impact on the industry's profitability in 2001. In 2002, while continued global container capacity growth grew at 11%, growth in international container trade grew at a strong 9%, narrowing the gap between supply and demand.

     After a weak start, CP Ships recorded a solid result for 2002 with stronger than expected volume, significant cost reduction and, in the second half, a slowing or reversal of freight rate declines in all of our markets except Latin America.

     Providing there is sound U.S. and world economic growth, CP Ships believes the approximate global balance between supply of ship capacity and container demand broadly achieved during 2002 to be maintained in 2003. But, any weakness in economic activity would likely expose the significant increase in new ship capacity being delivered this year. In its own trade lanes, CP Ships expects a seasonally weak first quarter. For the year overall, CP Ships anticipates volume to increase and freight rates to improve modestly, despite facing competitive challenges.

     However, fewer new cost saving opportunities in 2003, the negative impact of a weaker U.S. dollar and increases in some operating costs including fuel are expected to partly offset the benefits of higher average freight rates and the cost saving initiatives started in 2002. Overall, management expects 2003 operating income before exceptional items to be higher than 2002's $83 million, but below 2001's $139 million.

                                         NARRATIVE DESCRIPTION OF THE BUSINESS


                                              Overview

     CP Ships is one of the world's leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. It operates a fleet of 89 ships in 22 trade lanes focusing on four principal markets. In 2002, it transported over 2 million teu, on behalf of more than 30,000 customers. Based on standing capacity, CP Ships ranks as the eleventh largest carrier in the world, giving it the economies of scale available to global carriers. In 2002, it had revenue of $2.69 billion and EBITDA(1) of $176 million before an exceptional credit of $2 million related to the restructuring of organization and offices.

     CP Ships is a regional specialist that offers direct services to a wider range of ports within a particular market than are generally offered by global carriers. This approach allows it to provide customers with the local expertise and market presence of a regional specialist combined with many of the operating

     --------
     (1) Earnings before interest, tax, depreciation, amortization, exceptional items, goodwill charges and minority interest. EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company's operating performance and is a useful indicator of CP Ship's ability to meet its working capital, capital expenditure and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. CP Ship's discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties.

     Canadian GAAP EBITDA for the year ended 31st December 2002 is calculated before exceptional items of $2 million relating to the Spin-off and restructuring charges.

advantages of a global carrier. CP Ships provides scheduled services in its four principal markets: TransAtlantic, Australasia, Latin America and Asia, which it serves through seven well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines, TMM Lines and Italia Line.

     CP Ships operates in an industry whose annual volume growth has on average exceeded global gross domestic product growth by two to three times over the last 20 years. Since its introduction in the 1950's, the container shipping industry has facilitated world trade because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world's major manufacturers and retailers.

     Over the last seven years, CP Ships considers it has outperformed, on the basis of return on capital employed ("ROCE"), in both weak as well as strong market conditions, the average ROCE of those carriers in the top 20 for which data is publicly available due to its business model based on its competitive strengths and strategy which are discussed below.

                                           Competitive Strengths

     CP Ships considers it has the following strengths which allow it to compete successfully:

     Leading market position. CP Ships believes it is the largest carrier based on market share in a majority of its 14 core trade lanes. This leading market position has been achieved by focusing on customers and customer service through its well-recognized and highly-regarded brands.

     Regional focus. CP Ships' regional focus provides more reliable and frequent service schedules, flexible and timely response to changes in local market conditions, the ability to offer customized services, greater trade lane economies of scale and premium pricing for its services. These provide it with a measure of protection from new competitors on its core trade lanes.

     Low cost operator. A combination of global scale economies and trade lane scale economies based on strong market position has allowed CP Ships to reduce its costs significantly. Savings in ship networks, terminals and stevedoring, container fleet, inland transport and administration have contributed to a 19% reduction in costs per teu from $1,495 in 1996 to $1,206 in 2002.

     Diversified customer base. CP Ships has over 30,000 customers which are diversified both by geography and by industry. Its largest customer represented 1.5% of its revenue in 2002, and its top ten customers accounted for only 7%. This diversity protects it against the adverse effect of relying on a single customer or industry.

     Successful track record of acquisitions. CP Ships has completed ten transactions between 1993 and 2002, often involving the turn-around of under performing businesses. It has successfully integrated those businesses, improving both service and profitability. Acquisitions have contributed to a compound annual growth of revenue of 27% since 1994.

     Experienced management team. The top seven executives average over 25 years experience in the container shipping industry. The large majority of the management team has worked for CP Ships for many years, including with its original core business or acquired businesses. Incentives are provided to senior management through share-based compensation and to all staff including senior management through cash incentives based on operating income.

                                                Strategy

     Six principal strategies underpin CP Ships' business model, which has delivered ROCE well above industry averages over many years.

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

     Pursue Selective Acquisitions. Ten transactions have been executed and integrated successfully in the last ten years, often involving the turnaround of under-performing businesses. CP Ships' revenue is now over six times larger than in 1994. In a relatively fragmented industry under economic pressure, there will likely be further acquisition opportunities. CP Ships expects to continue to pursue a disciplined acquisition strategy that enables it to grow either in its existing markets or expand into new markets, thereby helping to achieve further economies of scale that improve operating performance.

     Enhance Strong brands. CP Ships offers two or more of its well-recognized brands in nearly all of its trade lanes. It intends to strengthen its brands by continuing to respond to the evolving needs of its customers by selectively expanding its services, improving service frequencies and transit times, improving the efficiency of its inland transportation networks and implementing effective training and staff retention programs. CP Ships considers that its multiple branding approach results in higher levels of service which is the best way to build market share and customer loyalty.

     Provide Supply chain solutions. Integrated door-to-door or intermodal container transportation is the largest component in the logistics supply chains of international trade. CP Ships continues to emphasize consistently reliable, tailor-made intermodal supply chain solutions for its customers to strengthen customer relationships and protect operating margins.

     Reduce costs and innovate the product. Delivering low-cost, high-quality service is a key to success in the highly competitive container shipping industry. CP Ships has reduced cost per teu by 19% from 1996 to 2002.

                                               In order to realise the benefits
                                          of its strategy, CP Ships is able to
                                          respond quickly to significant
                                          changes in market conditions.

                                          Service

     CP Ships provides port-to-port and door-to-door ocean container shipping services with 32 sailings every week covering more than 145 ports on six continents. It emphasizes the provision of door-to-door services to its customers. A typical shipment generally involves the following steps:

o A customer makes a booking at a price and on other terms which usually have been agreed previously or determined under contract.


o The customer service department checks the existing customer profile and updates equipment, scheduling and transport requirements.

o CP Ships arranges for an inland transport provider to position an empty container at the customer's (exporting) plant or warehouse at an agreed time.


o Once the container is filled, the nominated inland transport operator picks up and moves the container by truck, rail, barge, feeder ship, or combination thereof, from the customer's loading point to a marine terminal in time to meet a particular sailing.


o The container is received by the marine terminal and is loaded directly into a pre-determined slot in the ship using specialist cranes or is stored at the terminal until loaded onto its scheduled ship.


o The ship sails at a fixed time according to a pre-set schedule on fixed day of the week sailings.

o The container is discharged at the marine terminal in the destination port, again according to the pre-set schedule. Just-in-time shipments and containers moving in high-density corridors move directly from ship to rail or truck, subject to satisfying the requirements of local customs. Otherwise, containers are stored at the arrival terminal for customs clearance and arrangement of inland transport.


o Delivery of a full container to a customer's (importing) premises is co-ordinated with an inland transport provider.


o After unloading the cargo at the importer's plant or warehouse, the empty container moves directly to an exporter's warehouse for reloading or to a depot to await future use.


Markets and Trade Lanes


     As at 31st December 2002, CP Ships operates in the following trade lanes of its principal markets under the following brand names:

Principal Market       Services     Trade Lanes                                 Brands
----------------       --------     -----------                                 ------

TransAtlantic              12       US/Canada via Montreal-North Europe         Canada Maritime, Cast
                                    US/Canada via Montreal-Mediterranean        Canada Maritime, Cast
                                    West Coast North America-Mediterranean      Lykes Lines, TMM Lines, Contship
                                                                                Containerlines, Italia Line
                                    US East Coast-North Europe                  Lykes Lines, TMM Lines
                                    Gulf-North Europe                           Lykes Lines, TMM Lines
                                    Gulf-Mediterranean                          Lykes Lines, TMM Lines, Contship
                                                                                Containerlines, Italia Line

Australasian                6       Europe and US East Coast-Australasia        Contship Containerlines, ANZDL, Lykes
                                                                                Lines
                                    US West Coast-Australasia                   ANZDL, Contship Containerlines
                                    TransTasman                                 ANZDL, Contship Containerlines

Latin American              8       North Europe-East Coast South America       Lykes Lines, TMM Lines, Contship
                                                                                Containerlines
                                    Mediterranean-East Coast South America      Lykes Lines, Contship Containerlines,
                                                                                Italia Line
                                    US East Coast-East Coast South America      Lykes Lines, TMM Lines
                                    Gulf-East Coast South America               Lykes Lines, TMM Lines
                                    Gulf-Caribbean                              Lykes Lines, TMM Lines, Italia Line
                                    Gulf-West Coast South America               Lykes Lines, TMM Lines, Italia Line

Asian                       7       Asia-Americas                               Lykes Lines, TMM Lines
                                    Asia-North Europe                           Contship Containerlines, Lykes Lines
                                    Asia-Mediterranean                          Contship Containerlines, Lykes Lines
                                    Europe-India/Pakistan                       Contship Containerlines
                                    US East Coast-India                         Contship Containerlines, Lykes Lines



     In addition to its four main markets, CP Ships also operates in the North America-West/South Africa trade lane under the Lykes Lines brand and operates a small break-bulk service between Asia-Latin America-Caribbean under the Lykes Lines and TMM Lines brands.

     The following tables illustrate teu volume and revenue for CP Ships' principal markets for the last three years. Percentages of total are shown for both volume and revenue for 2002.

                                           Volume Per Market

                                           2002                           2001           2000
                                          Volume           % of          Volume         Volume
          Principal Market              (teu 000s)        Total        (teu 000s)     (teu 000s)
          --------------------------   -------------    ---------     ------------  --------------
          TransAtlantic                    1,039             52             942          1,033
          Australasian                       334             16             348            356
          Latin American                     174              9             162            177
          Asian                              424             21             331            216
          Other                               37              2              59             51
                                              --              -              --             --
          Total                            2,008            100           1,842          1,833
                                           =====            ===           =====          =====



                                               Revenue Per Market

                                           2002                           2001            2000
                                         Revenue          % of          Revenue         Revenue
          Principal Market             ($ millions)       Total       ($ millions)    ($ millions)
          --------------------------   -------------    ---------     ------------  --------------
          TransAtlantic                    1,328              49          1,323           1,406
          Australasian                       531              20            549             574
          Latin American                     238               9            244             242
          Asian                              508              19            435             337
          Other                               82               3             95              86
                                              --               -             --              --
          Total                            2,687             100          2,646           2,645
                                           =====             ===          =====           =====



                                          TransAtlantic Market

     In 2002, 52% of CP Ships' volume was in the TransAtlantic market, where it provided services under the Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines brands. CP Ships offers 12 services on the TransAtlantic, of which 11 are fixed-day weekly sailings, providing the most comprehensive service network in the market. Through efficient links to an extensive inland transportation network in North America, Mexico and Europe, CP Ships provides its customers with the choice of seamless door-to-door services as well as port-to-port service options.

     Within the TransAtlantic market, CP Ships is the leader in the US/Canada via Montreal-North Europe and the US/Canada via Montreal-Mediterranean trade lanes with five weekly services, using a fleet of owned ice-strengthened container ships which are designed to operate throughout the year. The Montreal Gateway provides a more direct route to Canada and the U.S. Midwest and accesses a more cost effective Canadian infrastructure, including CP Ships' operated terminals in Montreal and Canadian Pacific Railways' rail network.

     CP Ships' Gulf trade lanes serve U.S. and Mexican ports in the Gulf of Mexico with four weekly services. Its regional focus on the Gulf within the TransAtlantic market and market share are strengthened by the strong brand recognition of Lykes Lines in the U.S. Gulf, TMM Lines in Mexico and Italia Line in the Mediterranean.

     CP Ships also operates two weekly services in the US East Coast-North Europe trade lane and with the acquisition of Italia Line, CP Ships has increased its presence on the West Coast North America-Mediterranean trade lane where it operates a 10 day service.

Trade Lanes                         Services      Company Ships     Frequency     (b)      Brands
-----------                         --------      -------------     ---------              ------
US/Canada via                           3               7           3 x           Canada Maritime, Cast
         Montreal-North                                             weekly
         Europe

US/Canada via                           2               6           2 x weekly    Canada Maritime, Cast
Montreal-Mediterranean

West Coast North                        1               6           1 x 10 days   Lykes Lines, TMM Lines, Contship
America-Mediterranean                                                             Containerlines, Italia Line

US East Coast-North Europe              2               1           2 x weekly    Lykes Lines, TMM Line

Gulf-North Europe                       3               8           3 x weekly    Lykes Lines, TMM Line

                                        1               6           1 x weekly    Lykes Lines, TMM Lines, Contship
Gulf-Mediterranean                                                                Containerlines, Italia Line


     CP Ships believes that its extensive low cost service network, regional multi-brand focus, door-to-door capabilities, and significant volume and trade lane economies of scale strengthen its position as the leading carrier in the TransAtlantic market.

II.  Australasian Market

     CP Ships operates six services in three trade lanes in the Australasian market through its Contship Containerlines and ANZDL brands. The Australasian market accounted for 16% of CP Ships' volume in 2002. CP Ships is a leader in its Australasian trade lanes.

     In January 2003, following two years of planning, CP Ships in cooperation with P&O Nedlloyd, CMA-CGM, Hamburg Sud, Hapag Lloyd and Marfret, extensively restructured the services within its Europe-Australiasia and Ocean Star Round-the-World trade lanes. CP Ships, with its partners now operates two separate fixed-day weekly Round-the-World services one eastbound and the other westbound. These services link Australia, New Zealand and the Pacific Islands with Northern and Mediterranean Europe and the U.S. East Coast. The new services are supported by 22 vessels, 10 of which are new purpose-built larger vessels with a high reefer capacity and have replaced five less frequent services in which 34 ships were deployed, some of which were older and less efficient. These changes will achieve a more consistent market coverage, offer better schedule integrity through improved frequency and better transit times with the deployment of fewer ships at lower cost.

     In the US West Coast-Australasia trade lane, two weekly services are operated. CP Ships also operates two services in the TransTasman trade lane under the ANZDL and Contship Containerlines brands. One service operates two ships and the other operates on a slot charter basis. In addition, a number of CP Ships' other mainline services also serve the TransTasman trade lane.

Trade Lanes                        Services     Company Ships     Frequency     (a)      Brands
-----------                        --------     -------------     ---------              ------

Europe and US East                    2               6            2 x weekly   Contship Containerlines, ANZDL,
Coast-Australasia                                                               Lykes Lines

US West Coast-Australasia             2               7            2 x weekly   ANZDL, Contship Containerlines


TransTasman                           2               2            1 x 12 days
                                                                   1 x 6 days   ANZDL, Contship
                                                                   (plus        Containerlines
                                                                   various
                                                                   mainline
                                                                   services)



III. Latin American Market

     The Latin American market accounted for 9% of CP Ships' shipping volume in 2002. CP Ships operates eight services in six trade lanes in the Latin American market. The North American services are marketed under the Lykes Lines and TMM Lines brands and the European services under the Lykes Lines, Italia lines and Contship Containerlines brands. Lykes Lines and TMM Lines also market services in the Asia-Americas trade lane (which is discussed in "Asian Market" below) as well as the Gulf-North Europe and Gulf-Mediterranean services included in the TransAtlantic market, all of which call at Mexican ports.

Trade Lanes                       Services      Company Ships     Frequency     (a)      Brands
-----------                       --------      -------------     ---------              ------

North Europe-East Coast South        2                1           1 x weekly    Contship Containerlines, Lykes
America                                                           1 x 10 days   Lines, TMM Lines

Mediterranean-East Coast             1                1           1 x weekly    Contship Containerlines, Lykes
South  America                                                                  Lines, Italia Line

U.S. East Coast-East Coast           2           Slot charter     2 x weekly    Lykes Lines, TMM Lines
South  America

Gulf-East Coast South America        1                4           1 x weekly    Lykes Lines, TMM Lines




Gulf-Caribbean                       1                3           1 x weekly    Lykes Lines, TMM Lines, Italia Line


Gulf-West Coast South America        1                4           1 x 10 days   Lykes Lines, TMM Lines, Italia Line

     IV.

V.   Asian Market

     The Asian market accounted for 21% of CP Ships' volume in 2002. Its presence in Asia was established with the acquisition of Contship Containerlines in 1997 and has expanded with the formation of the Americana Ships joint venture in January 1999 and the entry into the Asia-Europe trade lanes by a substantial slot charter in March 2001. At present CP Ships operates seven services in five trade lanes.

     CP Ships operates two services in the Asia-Americas trade lane. One service operates between Asia and the West Coast North America and Mexico, and the other between Asia and the West Coast North America, Mexico and West Coast South America. At the end of 2002 CP Ships provided additional sailings in the Asia-Americas tradelane in response to strong growth in demand. Building on this, a new fixed day weekly service between North East Asia including China and Vancouver, BC is now being implemented with five ships. This third Asia-Americas route will strengthen market presence and create further operating efficiencies by using existing organizations in Asia and North America.

     On the Asia-North Europe and Asia-Mediterranean trade lanes, CP Ships announced that it would not renew its slot charter agreement with CMA-CGM effective early March 2003. With nearly two years operating experience in the trade lane, CP Ships' position as a relatively small newcomer in a large, highly competitive market operating as a slot charterer was determined not a profitable longer-term business model. CP Ships continues to explore options to provide other services in these and related trades in a way that gives greater control over costs and services.

Trade Lanes                  Services      Company Ships     Frequency         (a)      Brands
-----------                  --------      -------------     ---------                  ------

Asia-Americas                    2               6            2 x weekly       Lykes Lines, TMM Lines

Asia-North Europe                2          Slot charter      2 x weekly       Contship Containerlines, Lykes Lines
                                                              1 x 7 days (1)

Asia-Mediterranean               1          Slot charter      1 x weekly       Contship Containerlines, Lykes Lines
                                                              1 x 7 days (1)

Europe-India/Pakistan            1               2            1 x weekly       Contship Containerlines

US East Coast-India              1               3            1 x weekly       Contship Containerlines, Lykes Lines

(1) The Westabout Europe and US East Coast service calls at South East Asian ports en route to North Europe and the Mediterranean

Other Markets

     Other markets comprised approximately 2% of CP Ships' 2002 volumes. Lykes Lines operates a roll-on roll-off ("Ro Ro") service between North America and West/South Africa. Ro Ro ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship.

     CP Ships also operates an Asia-West Coast Latin America-Caribbean break-bulk service. Other markets activities also include the two terminals in Montreal that CP Ships operates for Canada Maritime and Cast and their service partners, together with sub-chartering out of ships that are temporarily surplus to its needs.

Trade Lanes                   Services     Company Ships     Frequency     (b)      Brands
-----------                   --------     -------------     ---------              ------

North America-West/South         1               5           1 x 16 days   Lykes Lines
Africa

Break-bulk service               1               2           1 x 30 days   Lykes Lines, TMM Lines

VI.  Joint Service Agreements

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

     The following outlines selected joint service agreements to which CP Ships is a party:

o US East Coast-North Europe and Gulf-North Europe trade lanes: Since October 2000, CP Ships under the Lykes Lines and TMM Lines brands has been operating two joint weekly services in the US East Coast-North Europe trade lane and three joint weekly services in the Gulf-North Europe trade lane with the Grand Alliance, one of the three Alliances, whose partners in the TransAtlantic trade lane are P&O Nedlloyd, Nippon Yusen Kaisha, Orient Overseas Container Line ("OOCL"), and Hapag Lloyd. CP Ships contributes nine of the 31 ships deployed in this arrangement. In April 2002, CP Ships and its partners entered into an agreement with Cosco, K Line and Yang Ming to form a new joint service called the Atlantic Space Charter Agreement. As a result, one weekly string of five 2000 teu capacity ships has been withdrawn from the trade lane by Cosco, K Line and Yang Ming. This new agreement became operational during the second quarter 2002. This new joint service agreement is expected to reduce capacity primarily in the Gulf-North Europe trade lane, improve transit times, extend the range and frequency of port calls and reduce costs for CP Ships.

o Europe/US East Coast-Australasia trade lane: In January 2003 following two years of planning, CP Ships in cooperation with P&O Nedlloyd, CMA-CGM, Hamburg Sud, Hapag Lloyd and Marfret, extensively restructured the services within its Europe-Australiasia and Ocean Star
     Round-the-World trade lanes. CP Ships, with its partners now operates two separate fixed-day weekly Round-the-

     World services one eastbound and the other westbound. These services link Australia, New Zealand and the Pacific Islands with Northern and Mediterranean Europe and the U.S. East Coast. The new services are supported by 22 vessels, 10 of which are new purpose-built larger vessels with a high reefer capacity and have replaced five less frequent services in which 34 ships were deployed, some of which were older and less efficient. These changes will achieve a more consistent market coverage, offer better schedule integrity through improved frequency and better transit times through the deployment of fewer ships at lower cost.

o Asia-Americas trade lane: CP Ships operates two fixed-day weekly services under the Lykes Lines and TMM Lines brands. One service is operated between Asia and U.S. West Coast/Mexico under a long-term co-operation agreement with APL using six ships, four of which are provided by CP
     Ships.

o US/Canada via Montreal-North Europe trade lane: CP Ships operates two services in partnership with OOCL under the St. Lawrence Co-ordinated Service which was established in 1981. The current agreement has recently been extended until 2015, as part of an agreement by both parties to order three new ships in total. Canada Maritime provides four ships and OOCL provides two ships. In December 2002, CP Ships and its partner OOCL agreed to charter a fixed number of container slots to members of the Canex consortium: Maersk Sealand, Mediterranean Shipping Company and P&O Nedlloyd. The two year agreement took effect from January 2003. Canex expects to move its existing service from its current Montreal marine terminal to CP Ships' Montreal Gateway Terminals.

     CP Ships generally charters space when it enters a new trade lane, if the anticipated economic benefits of deploying its own ships do not justify the size or risk of the investment or where CP Ships' volumes in that particular trade lane are likely to be initially small. CP Ships regularly evaluates the potential for deploying its own ships in growing or new markets.

     CP Ships has restructured and rationalized its operations in many trade lanes, most frequently by combining with other carriers a larger number of independent services into jointly-operated services. These rationalized operations enhance service on the trade lanes by increasing frequency, expanding port calls, improving reliability and reducing costs.

                                     Operations

Ships

     The following table lists the 89 ships owned and chartered by CP Ships as at 31st December 2002:

                                                                     NOMINAL
       SHIP        YEAR BUILT            TRADE LANES               CAPACITY (1)     OWNED/       MAX. SERVICE    SHIP TYPES (3)
                                                                      (teu)      CHARTERED (2)  SPEED (Knots)
-------------------------------------------------------------------------------------------------------------------------------

Canmar Honour        1998    US/Canada via Montreal-North Europe      3000          Owned            22               U
Canmar Pride         1998    US/Canada via Montreal-North Europe      3000          Owned            22               U
Canmar Courage       1996    US/Canada via Montreal-North Europe      2400          Owned            20               U
Canmar Fortune       1995    US/Canada via Montreal-North Europe      2400          Owned            20               U
Cast Performance     1983    US/Canada via Montreal-North Europe      1900          Owned            20               U
Cast Power           1983    US/Canada via Montreal-North Europe      1900          Owned            20               U
Cast Progress        1986    US/Canada via Montreal-North Europe      2900          Owned            21               U
Canmar Trader        1991    US/Canada via Montreal-Mediterranean     1900           STC             19               U
Canmar Valour        1979    US/Canada via Montreal-Mediterranean     1000          Owned            19               U





Canmar Glory         1979    US/Canada via Montreal-Mediterranean     1000          Owned            19               U
Canmar Triumph       1978    US/Canada via Montreal-Mediterranean     1000          Owned            19               U
Canmar Victory       1979    US/Canada via Montreal-Mediterranean     1000          Owned            19               U
Canmar Bravery       1978    US/Canada via Montreal-Mediterranean     1700          Owned            19               U
Lykes Innovator      1997    US East Coast-North Europe               2800           STC             22               U
TMM Jalisco          1988    Gulf-North Europe                        3300          Owned            21               U
Lykes Discoverer (4) 1987    Gulf-North Europe                        3000          Owned            19               U
Lykes Explorer (4)   1987    Gulf-North Europe                        3000          Owned            19               U
Lykes Liberator (4)  1987    Gulf-North Europe                        3000          Owned            19               U
Lykes Navigator (4)  1987    Gulf-North Europe                        3000          Owned            19               U
Lykes Motivator (4)  1990    Gulf-North Europe                        3000          Owned            22               U
Lykes Ambassador     1987    Gulf-North Europe                        3300          Owned            21               U
TMM Campeche         1989    Gulf-North Europe                        3000          Owned            21               U
TMM Sonora           1994    Gulf-Mediterranean                       2400           MTC             20               U
Lykes Commander      1994    Gulf-Mediterranean                       2400           MTC             20               U
TMM Sinaloa          1987    Gulf-Mediterranean                       3300          Owned            21               U
TMM Hermosillo       1986    Gulf-Mediterranean                       3300          Owned            21               U
Lykes Achiever       1987    Gulf-Mediterranean                       3300          Owned            21               U
Lykes Challanger     1986    Gulf-Mediterranean                       3300          Owned            21               U
Cristoforo Colombo   1989    West Coast North America-Mediterranean   2200           STC             19               U
Amerigo Vespucci     1989    West Coast North America-Mediterranean   2200           STC             19               U
CielodiSan
Francisco            1998    West Coast North America-Mediterranean   2500           MTC             21               G
Cielo del Canada     1998    West Coast North America-Mediterranean   2500           MTC             21               G
Cielo d' America     2002    West Coast North America-Mediterranean   2500           MTC             21               G
Cielo d' Europa      2002    West Coast North America-Mediterranean   2500           MTC             21               G
Contship Aurora      2002    Europe and US East Coast-Australasia     4100          Owned            25               U


                                                                   NOMINAL
       SHIP        YEAR BUILT            TRADE LANES             CAPACITY (1)     OWNED/        MAX. SERVICE    SHIP TYPES (3)
                                                                    (teu)      CHARTERED (2)    SPEED (Knots)
------------------------------------------------------------------------------------------------------------------------------

Contship Australis   2002    Europe and US East Coast-Australasia     4100          Owned            25               U
Contship Borealis    2002    Europe and US East Coast-Australasia     4100          Owned            25               U
Contship Auckland    1998    Europe and US East Coast-Australasia     2200           STC             21               G
Contship Rome        1998    Europe and US East Coast-Australasia     2200           MTC             21               G
Contship London      1997    Europe and US East Coast-Australasia     2200           MTC             21               G
Direct Condor        2000    US West Coast-Australasia                1700           STC             20               G
Direct Jabiru        2000    US West Coast-Australasia                1700           STC             20               G
Direct Kestrel       2000    US West Coast-Australasia                1700           STC             21               G
Direct Eagle         2000    US West Coast-Australasia                1600           STC             20               G
Direct Falcon        1999    US West Coast-Australasia                1700           STC             20               G
Direct Kea           1998    US West Coast-Australasia                2200           MTC             21               G
Direct Tui           1998    US West Coast-Australasia                2200           MTC             21               G
Rotoiti              1977    Trans Tasman                              800          Owned            16             Ro Ro
Rotoma               1976    Trans Tasman                             1200          Owned            16             Ro Ro
Contship Spirit      1997    North Europe-East Coast South America    2500           MTC             20               G
Lykes Osprey         1998    North Europe-East Coast South America    2500           STC             21               G
Dollart Trader       1997    Mediterranean-East Coast South America   1600           STC             21               G
Lykes Eagle          2000    Gulf-East Coast South America            2100          Owned            22               G
TMM Tabasco          2000    Gulf-East Coast South America            2100          Owned            22               G
Lykes Voyager        1995    Gulf-East Coast South America            2100          Owned            21               G
TMM Guadalajara      1994    Gulf-East Coast South America            2100          Owned            21               G
Merkur Cloud         1996    Gulf-East Coast South America            1600           STC             21               G
Sebastiano Cabato    1991    Gulf-West Coast South America            1100           STC             19               G
Cielo del Caribe     2000    Gulf-West Coast South America            1300           STC             17               G




Cielo del Cile       1994    Gulf-West Coast South America            1500           STC             19               G
TMM Chiapas          2001    Gulf-West Coast South America            1600           STC             21               G
Columbia             1996    Gulf-Caribbean                           1600           STC             20               G
Puerto Cabello       1996    Gulf-Caribbean                           1600           STC             20               G
Puerto Limon         1996    Gulf-Caribbean                           1500           STC             20               G
Lykes Ranger         2002    Asia-Americas                            3200          Owned            22               G
Master 1             1997    Asia-Americas                            2100           STC             21               G
TMM Collima          2002    Asia-Americas                            3200          Owned            22               G
TMM Guanajuato       2002    Asia-Americas                            3200          Owned            22               G
Conti Cartagena      1997    Asia-Americas                            2400           STC             21               G
Buxand               1994    Asia-Americas                            1700           STC             19               U
Conti France         1993    Asia-Americas                            1600           STC             18               U
Conti Germany        1993    Asia-Americas                            1600           STC             18               U
Irenes Logos         1995    Asia-Americas                            1600           STC             20               G
Contship Champion    1994    Europe-India/Pakistan                    3500           STC             23               U
Contship Innovator   1997    Europe-India/Pakistan                    3500           STC             23               U
Indamex Malaber      1994    US East Coast-India                      1700           STC             19               U
Indamex Liberty      1994    US East Coast-India                      1500           STC             20               G
Indamex New York     1995    US East Coast-India                      1500           STC             20               G
Lykes Energizer      1992    North America-West/South Africa           700           MTC             17             Ro Ro
Lykes Raider         1990    North America-West/South Africa           800           MTC             17             Ro Ro
Lykes Inspirer       1990    North America-West/South Africa           700           MTC             17             Ro Ro
Lykes Winner         1990    North America-West/South Africa           700           MTC             17             Ro Ro
Lykes Runner         1992    North America-West/South Africa           800           MTC             17             Ro Ro
Alter Ego            1985    North America-West/South Africa          1100           STC             16               G
National Dignity(5)  1981    Break-bulk                                500           STC             16              BB

                                                                    NOMINAL
       SHIP         YEAR BUILT            TRADE LANES             CAPACITY (1)     OWNED/       MAX. SERVICE    SHIP TYPES (3)
                                                                     (teu)      CHARTERED (2)  SPEED (Knots)
-------------------------------------------------------------------------------------------------------------------------------

Hai An Cheng (5)      1995   Break-bulk                                600           STC             16              BB
Contship Action(6)    1996   Repositioning                            2800           LTC             23               U
Contship Ambition (6) 1996   Repositioning                            2800           LTC             23               U
Contship Romance (6)  1996   Repositioning                            2800           LTC             22               U

                                                               --------------
CP Ships' total standing capacity                                 192,000

(1) Nominal capacity represents the total number of slots theoretically available both above and below decks and is therefore different from operational capacity which takes account of average cargo weight, destination of cargo, likely weather conditions, draft limitations, ship stability, and other factors which generally reduce the ship capacity, often significantly.
(2) Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance. In contrast, under a time charter, the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter ("STC") is a time charter of one year or less, medium-term charter ("MTC") is a time charter more than one year but less than three years; and long-term charter ("LTC") is a time charter three years or more. For each ship listed, the duration of the term is determined as from the date of entering into the charter.
(3) Geared ("G") ships have on-board cranes, while ungeared ("U") do not. Roll-on Roll-off ("Ro Ro") ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. Break-bulk ("BB") ships handle containers and non containerized cargo.
(4)  U.S. flag ships
(5)  One way voyage charters.
(6)  Ships not employed by CP Ships at 31st December 2002.

Ship Replacement Program

     CP Ships has nearly completed an $800 million ship replacement program, commenced in 2000, to replace a number of its chartered ships with owned ships. The replacement program follows the integration of various acquisitions during the 1990s and a comprehensive review of its ship fleet requirements, taking into account several key factors. First, CP Ships believes that it can reduce its costs over the medium to long-term by owning ships rather than chartering them. Second, a higher proportion of owned ships will reduce its exposure to volatility in operating costs from the charter market and therefore improve the stability of CP Ships' expenses. Third, it is often difficult to charter ships with optimum characteristics for certain trade lanes at the time they are needed. Finally, new ship building prices at the time of ordering were at relatively favourable levels.

     The replacement ships are medium-sized from 2000 to 4000 teu, which CP Ships believes to be the optimal size range for operations in regional markets. As at 31st December 2002, 12 used ships together with six new ships have been delivered. Commitments have been made to purchase a further four new ships, currently under construction in Asian shipyards, one further used ship and to enter into long-term (eight years) charters for a further six newly built ships. Each new ship is specifically designed for its proposed trade. For example, of the six new ships which have been delivered, three have the capacity to carry a significant number of refrigerated containers for temperature sensitive cargo and the remaining three are geared, enabling them to operate in ports without shoreside cranes. The ship replacement program remains on schedule with the remaining four new ships, two of which are geared and two ice strengthened, one used ship, and six long-term charters scheduled for delivery by the third quarter 2003, and, based on current fleet size projections, will increase the percentage of CP Ships' owned fleet, including long-term charters, to almost two thirds of fleet capacity. The average age of the owned fleet will decrease from 12.6 years at the beginning of 2000 to just over seven years at the end of the program.

     Once the ship replacement program is completed in the third quarter 2003, the number of owned ships in CP Ships' fleet will have more than doubled compared to mid-2000, whilst the overall number of ships will have fallen, excluding the impact of the Italia acquisition by reductions achieved through restructuring and rationalization of services including replacing smaller slower ships with larger faster ships, mainly in the TransAtlantic and Australasian trade lanes. As a result of the program, CP Ships' fleet under charter will decrease from approximately 70% of fleet capacity as at 30th June 2000, to just over one third of fleet capacity (including the effect of the Italia acquisition) by the end of the program. In the meantime, CP Ships has been able to reduce ship costs on renewal of short-term charters by taking advantage of the recently depressed charter market. Once the ship replacement program is completed, CP Ships expects annual capital expenditures relating to ship purchases to decrease significantly.

     The following table illustrates the composition of CP Ships' ship fleet by type of commitment excluding ships that are sub-chartered or repositioning:

     Historical and Target Fleet Size(1)

                             Adjusted (2)                  Adjusted(2)                2003 Target Fleet after
                             fleet as at                   fleet as at                Completion of the Ship
                           30th June 2000               31st December 2002            Replacement Program
                      -------------------------    ---------------------------    ----------------------------
                        Ships       % Capacity        Ships       % Capacity         Ships       % Capacity
                      ---------    ------------    ----------    -------------    -----------   --------------
     Owned(3)              21            28%            36             51%           46             63%
     LT Charter            12            19%             0              0%           --             --
     MT Charter             4             8%            16             16%           13             11%
     ST Charter            40            45%            34             33%           30             26%
                           --            --            ---             --            ---            --
     Total                 77           100%            86            100%           89            100%
                           ==           ====           ===            ====           ====          ====

(1) The proportion of capacity in each category of ship within the overall fleet is based on the standing capacity for each class of ships. The fleet at 31st December 2002 includes 18 ships already delivered to CP Ships under the ship replacement program.
(2) The adjusted fleet at 30th June 2000 and at 31st December 2002 excludes voyage charters, ships which are repositioning and ships which were not currently employed in CP Ships' services and are sub-chartered out.
(3) As at 30th June 2000 owned ships include four ice strengthened ships held on bareboat charter which CP Ships purchased on 28th August 2002 (the Montrose and Montclare Ships). As at 30th June 2000, 31st December 2002 and on completion of the ship replacement program, owned ships includes four long-term chartered ships owned by certain U.S. trusts, the beneficial interests in which were purchased by CP Ships in September 2001. On completion of the ship replacement program, owned ships also includes six long-term (8 year) time charters.


A summary of CP Ships' ship replacement program as at 31st December is set out in the table below:

                        Purchase                     No.    Size (teu)     Target Delivery
                        ------------------------  -------   ----------  -------------------
                        Used                          8     3000-3300   Delivered
                        Used                          4     2100        Delivered
                        Long-term time charter        6     4100        1st half 2003
                        New                           3     4100        Delivered
                        New (ice strengthened)        2     4100        3rd quarter 2003
                        Used (ice strengthened)       1     2300        3rd quarter 2003
                        New (geared)                  5     3200        Three delivered, final
                                                                        two  delivered during 1st
                                                                        quarter 2003

                        Total                        29
                                                     ==

Containers

     CP Ships operates the following fleet of containers with a total capacity of approximately 413,000 teu as at 31st December 2002:

           Container          Owned(1)     Leased         Total
           Type               (teu)        (teu)          (teu)
           Standard             154,000      221,000         375,000
           Specialized(2)         5,000       33,000          38,000
           Total                159,000      254,000         413,000
                                =======      =======         =======


(1) Includes owned containers as well as those subject to finance leases and a long term operating lease
(2)  Includes temperature-controlled and other specialized units.

     Between 1993 and 2001, CP Ships invested $145 million in the acquisition of new containers. As at 31st December 2002, 38% of CP Ships' container fleet is owned or held under finance leases or sale and leaseback arrangements. CP Ships' believes that owning containers is generally less expensive than hiring them under short-term leases. However, short-term leases provide CP Ships with the ability to reduce or otherwise adjust its container fleet in response to changing trade conditions or container imbalances in specific trade lanes. CP Ships' long-term objective is to increase the proportion of owned containers in its fleet to approximately 70%, although CP Ships currently has no commitments to purchase containers.

Montreal Terminals

     CP Ships operates terminal facilities on two of the three terminal properties at the Port of Montreal, Quebec. In 2002, Montreal Gateway Terminals has signed a new 20-year lease with the port of Montreal for these terminal properties. CP Ships completed a seven year capital investment program of $50 million in new cranes, terminal equipment and infrastructure improvements of which $ 3.5 million was invested in 2002. Montreal Gateway Terminals signed an agreement to handle in 2003 the vessels of the CANEX consortium, Maersk Sealand, Mediterranean Shipping Company and P&O Nedlloyd, in their North America-Europe trade via Montreal.

     The main container handling equipment at the Montreal terminals comprises of nine ship-to-shore gantry cranes, 14 rubber-tired gantry cranes, 20 front-end loaders and 64 yard tractors.

Other Property

     CP Ships has offices throughout the world, including its head office in London, UK and major offices in Tampa, Florida and Montreal, Quebec. In addition, CP Ships has other assets used in its business, such as furniture and fixtures, information systems hardware and software, leasehold improvements and motor vehicles, none of which are individually material.

Group Shared Services

     CP Ships has achieved significant operating efficiencies by combining the management of various decentralized services, including container fleet, inland transport, marine operations, marine terminals, administration, information systems and insurance and risk management. CP Ships expects to achieve additional cost savings and operating efficiencies as it continues to consolidate these shared services through further reorganization and integration of its container fleet, inland transport functions, and administrative activities, all of which will be supported over time by new information systems.

     Container Fleet - Provision and Management. CP Ships operates with a single company-wide container fleet. CP Ships acquires containers either by direct purchase from container manufacturers or through short, medium or long-term leasing arrangements with leasing companies. Purchasing and leasing activities are fully centralized in order to achieve cost savings through greater purchasing power. Empty positioning and other aspects of container management are performed by regional units, which implement a centrally developed strategy.

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

     CP Ships does not directly employ any sea-going staff. Instead, it contracts with independent ship managers who provide crew for its owned and bareboat chartered ships. A bareboat charter is broadly equivalent to ownership but for a set period of time and involves the leasing of a ship only, with the charterer providing the crew and paying all operating costs including repairs and maintenance. A time charter, which typically is for a shorter duration than a bareboat charter, includes crew provided by the owner. Under the control of CP Ships, the ship managers also supervise ship maintenance, dry-docking and technical management according to an agreed budget and agreed ship maintenance policies and procedures, and co-ordinate compliance with relevant legislation and regulation. In 2002, CP Ships recruited 13 cadet officers which are employed by a third party as part of the UK tonnage tax cadet training program.

     Marine Terminals. CP Ships focuses on marine terminal operations in several ways. First, it aims to combine volume from its various trade lanes and services through common ports, where commercial, economic and operational factors allow. Second, the marine operations group negotiates stevedoring and marine terminal contracts using total volume to secure competitive pricing. Third, CP Ships operates marine terminals in Montreal, Quebec.

     CP Ships may actively pursue or participate in initiatives to improve upon its existing terminal arrangements with independent port and terminal companies where volumes, scale of operations and other economic factors justify focus. For example, in late 1999, CP Ships concluded a long-term agreement with Hesse-Nooed Natie, an Antwerp-based stevedore company, whereby it has committed all its volume to secure priority berthing, ample terminal space and reduced cost at a planned new terminal at the Port of Antwerp.

     Administration. CP Ships is continuing to aggregate back-office activities including export and import documentation, receivables, payables and other accounting services, payroll and general administrative activities. Service centres have been established across Europe and elsewhere under regional management to replace several individual offices and provide centralized documentation and certain accounting functions.

     Information Systems. CP Ships is currently in the process of developing a single company-wide system as a replacement for the diverse operational information systems it inherited with its various acquisitions. This will include standardization of CP Ships on a single financial system platform, SAP, which has been successfully implemented in the Cast organization and is being rolled out to other parts of the group. In the meantime, CP Ships is reducing the number of separate operational and financial information system functions across its organization in order to achieve better operating efficiencies. Centrally-managed application development and technical support will provide effective cost control and support common information technology ("IT") processes across the group. Two major data centres located in the UK and in the U.S., support IT hardware and software for all corporate systems.

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

Sales and Marketing

                                               Brands

     CP Ships serves its customers through seven distinct brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships believes that its brands are recognized in the industry for their distinct service offering, strong operating performance and superior customer relations. In 2002, ANZDL and Canada Maritime earned the Ford Motor Company's Q1 Certification. Italia Line and ANZDL won Logistics Management's Readers Choice Quest for Quality Award. Lykes Lines won an award for service from the Canadian International Freight Forwarders Association. TMM Lines, Cast and Contship Containerlines were cited for service excellence by a several Informa Group publications that cover the container shipping industry.

                                               Sales

     Sales and marketing activities are organized around the individual brands, reinforcing CP Ships' strategy of maintaining and strengthening its brands within its regional markets. CP Ships' policy is to have its own sales and marketing organizations based, in the large majority of locations, in its principal markets. It has over 200 sales and marketing offices.

     Each brand contracts separately with third party sales agents in smaller, developing or new markets. Third party agency arrangements may comprise "full service" agreements (including sales, marketing, customer service and back-office) or may be functionally specific, for example covering sales and marketing activities or back-office services.

     A Global Account group manages sales, marketing and customer support relationships with large global customers with activities in many trade lanes. This allows CP Ships to offer tailored regional coverage on a global scale thereby capitalizing on the capabilities of the regional management teams and market knowledge.

                                               Trademark and Licences

     CP Ships does not rely on the licensing of intellectual property belonging to other companies in marketing its brands other than in respect of certain "CP" related trademarks which are owned by the successor of Canadian Pacific, Fairmont Hotels & Resorts Inc., and licensed to CP Ships on a royalty free perpetual basis.

                                               Customers

     CP Ships has three types of customers: exporters, importers and intermediaries. Exporters include a wide range of enterprises, from global manufacturers (including the major automotive companies that may ship thousands of teu annually) to small family owned businesses (which may ship just a few teu each year). Importers are usually the direct purchasers of goods from exporters but may also comprise sales or distribution agents or may be the receiver of the containerized goods at the final point of delivery. Intermediaries act as agents for exporters and importers, performing a range of duties such as rate negotiation, bookings, documentation, insurance, customs clearance, billing and payments, inland transport, warehousing and container tracking services which would otherwise be part of the carrier's door-to-door service. Intermediaries usually receive a commission from the carrier as well as from customers for performing these activities. Commissions paid to intermediaries by carriers generally range from 1.5% to 2.5% of the shipping contract value, although they may sometimes be paid on a fixed fee basis, typically in the range of $25 to $35 per teu.

     Normally one party involved in a shipment either the exporter, the importer or the intermediary, controls the selection of the carrier with such control usually depending on the terms of sale in the contract between an exporter and an importer. The extent to which exporters, importers or their intermediaries control carrier selection varies depending on the trade lane involved.

     CP Ships markets its services to exporters and importers at both ends of the trade lane. By providing comprehensive sales coverage in this way, CP Ships builds knowledge about its customers (and other parties involved in the shipment), enhances its customer relations, builds brand loyalty and preserves market share. It also carries out regular marketing surveys to evaluate customer satisfaction with its services and establishes benchmarks for its services derived from its main competitors. Key performance criteria include an assessment of CP Ships' service offerings, the level of service quality delivered, as well as other measures including the competitiveness of its freight rate quotations and the timeliness and accuracy of its documentation and invoicing. In CP Ships' view, based on industry and company customer surveys, customers expect to receive from carriers reliable, consistent and cost-effective ocean and inland transport services, schedule reliability, container availability and problem solving. CP Ships reviews the results of these surveys to continuously improve the quality and range of service offerings.

     General practice within the container shipping industry is to provide standard credit terms to the party that is responsible for paying the transportation charges. The amount of credit and the credit period depends on a number of factors including the customer's financial status, its credit history with the carrier, the frequency and size of its shipments and overall size and type of business. CP Ships' credit terms are consistent with general industry practice.

     CP Ships has a diverse customer base. In 2002, CP Ships' top ten customers accounted for approximately 9% of volume or 7% of revenue. The single largest customer accounted for approximately 1% of volume or 1.5% of revenue in 2002.

Competition

     The container shipping industry is highly competitive. While the world's top 20 carriers, by capacity, control 59% of global container capacity, the industry remains highly fragmented with over 500 carriers operating world-wide. Within the trade lanes it serves, CP Ships competes against a wide range of global, regional and niche carriers. However, CP Ships participates in joint service agreements with other container shipping companies in nearly all of its trade lanes.

     Global carriers generally deploy significant ship capacity and operate extensive service networks in most trade lanes in the major East-West markets, as well as in selected regional markets. These carriers generally deploy large ships and serve major ports with direct calls and other ports through transhipment over regional hubs. Global carriers that compete with CP Ships include APL, CMA-CGM, Hapag Lloyd, Maersk Sealand, Mediterranean Shipping, Orient Overseas Container Line and P&O Nedlloyd.

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

     Many of CP Ships' competitors are also involved in other transportation businesses such as logistics, dry and liquid bulk shipping and intermodal transport. In addition, other competitors are also involved in unrelated industries such as oil exploration, travel services and retail. As part of its strategy, CP Ships concentrates exclusively on container shipping. CP Ships believes that such specialization allows management to better plan for, and quickly respond to, what are often rapidly changing economic, political and trade conditions in the industry.

Employees

     The number of employees of CP Ships at 31st December 2002 was approximately 4,400 with 43% of the staff located in North America, 44% in Europe and the balance mainly in Australasia and South America. CP Ships' employees are divided by function almost evenly between (i) sales and marketing, (ii) customer service, (iii) shared services and (iv) administration and accounting, with the head office of CP Ships accounting for less than 1% of the total. Employees engaged in shared services include those responsible for container fleet management, co-ordination of inland transport services, certain IT functions, insurance and risk management and marine operations such as ship procurement, marine fuel purchasing, ship management services and the negotiation of marine terminal contracts.

     Less than 3% of CP Ships' employees are employed under collective bargaining agreements. CP Ships believes that its relations with employees are good. CP Ships further believes that the material terms of its collective bargaining agreements and other terms of employment are customary for the industry, as are the classification of its employees and the geographic locations covered by such agreements.

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

     CP Ships' owned ships are insured with a group of major insurance companies for physical damage (hull and machinery insurance), including war and terrorist risks, and total loss up to their full individually declared values on an annual basis. The declared value of the ship is the assessed market value of the ship. A further 25% of the value is also covered under an "increased value" policy, in order to meet additional expenses that might arise from the total loss of a ship. Although it is normal for this coverage to be placed annually, CP Ships is currently mid-way through a three-year arrangement of policies. In addition, owned ships calling in areas identified by the marine insurance market as specified war risk zones are temporarily covered for war risks by declaration and payment of an additional premium. Under its charter agreements, CP Ships is required to pay additional premiums when its chartered ships call in a war risk zone. The list of war risk areas was expanded as result of underwriters' perception of increased risk following the terrorist attacks on September 11, 2001, the identification of the responsible parties and subsequent associated events.

     Protection and Indemnity Insurance (P&I) provides cover for: third party claims arising from the carriage of goods including loss or damage to cargo; claims arising from the operation of owned and chartered ships including injury or death to crew, passengers, or other third parties; claims arising from collisions with other ships; damage to other third-party property; pollution arising from oil and other substances; and salvage and other related costs. CP Ships' P&I cover is divided between two respected P&I Clubs, both of which are members of the International Association of P&I Clubs. Members of this association arrange a pooling insurance and a substantive re-insurance program, and insure approximately 90% of the world's ocean-going merchant fleet. Members of P&I Clubs are subject to calls payable to the association based on the member's claim record as well as the claim records of all other members of the association. CP Ships is entering the third year of three year policies with its P&I Clubs, with premiums changes agreed and limited. The sum insured by P&I cover is up to approximately $4.25 billion per incident. CP Ships' equipment fleet (containers and chassis) is insured in the Lloyd's and London Companies market for physical damage, including war risks, and liabilities arising thereunder. The terminals in Montreal are insured for such risks with the TT Club, the world's largest insurer of terminals.

     As a result of the significant insurance losses incurred in the September 11, 2001 attacks and related concern regarding terrorist attacks, the world's insurance markets increased premiums and reduced or restricted cover for terrorist losses generally. Accordingly, premiums payable by CP Ships have increased substantially and the level of terrorist cover has been significantly reduced. The impact (on Marine insurance cover and cost) of recent U.S. legislation, including the U.S. Terrorism Risk Insurance Act of 2002, which was signed into force on November 26th 2002, and which aims to restore terrorism coverage in insurance policies, is still being assessed.
     CP Ships also maintains additional insurance policies to cover a number of other risks including: strikes and delays; liability arising from documentary or procedural errors and omissions; workers compensation; motor fleet; office buildings; directors' and officers' liability; and general liabilities. CP Ships believes that the types and amounts of insurance coverage it currently maintains are in line with customary practice in the international container shipping industry and are adequate for the conduct of its business.

                                               Security

     As a matter of course, CP Ships gives high priority to security and has traditionally supported industry and government efforts to ensure the safe carriage of cargo. CP Ships' Security Committee reports directly to the Chief Executive Officer. Membership is drawn from experts across the group including marine and land based operations, sales and customer service, cargo documentation, systems, communications and regional management. Top priorities in 2002 were to ensure compliance with Customs-Trade Partnership Against Terrorism (C-TPAT) in the U.S., Partners in Protection in Canada and the U.S. Customs 24-Hour Advance Notification Rule. As these programs and others develop, CP Ships will make compliance a top priority.

Regulatory Matters

     CP Ships' operations are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the ships operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, it is difficult to predict the continuing cost of compliance with such conventions, laws and regulations, the impact thereof on the resale price or useful life of ships or on business operations. Various governmental and quasi-governmental agencies require holding certain permits, licenses and certificates with respect to marine operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of its owned ships will depend upon a number of factors, CP Ships believes that it has been and will be able to retain or obtain all permits, licenses and certificates material to the conduct of its operations.

Maritime Regulations

     United States. In the U.S., carrier operations of CP Ships serving U.S. ports are subject to the provisions of the Shipping Act of 1984 (the "Shipping Act"), as amended by the Ocean Shipping Reform Act of 1998 ("OSRA"). Among other things, the Shipping Act confers immunity from anti-trust laws for certain co-operative agreements between ocean common carriers operating in the U.S. The most common types of agreements are slot exchange agreements, whereby carriers share space on each others' ships, and rate discussion agreements, in which carriers may co-ordinate, discuss and voluntarily agree on ocean freight rates and charges and other terms and conditions of service (collectively, "Carrier Agreements"). Adherence to decisions reached in such discussion agreements is purely voluntary. To receive an antitrust exemption, Carrier Agreements must be filed with the U.S. Federal Maritime Commission ("FMC"). Under the Shipping Act, as amended, carriers serving U.S. ports may offer transport services to customers either through semi-confidential service contracts or through publicly available tariffs. The Shipping Act requires carriers to publish their tariff rates and certain service contract terms electronically to allow public internet access. Carrier operations of CP Ships via U.S. ports are subject to Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs, and service contracts. Civil penalties of up to $30,000 per violation can be imposed on carriers that fail to adhere to these statutory and regulatory requirements.

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

     Under the U.S. Maritime Security Act of 1996, U.S.-documented ships that are operated in a common carrier service are eligible to apply for an annual subsidy payment ("MSP Program"). As at 31st December 2002, CP Ships five U.S. flag Pacific Class ships were enrolled in the MSP Program, and these ships receive an annual subsidy payment of approximately $2 million per ship. Although the MSP Program continues until 30th September 2005, funding for the MSP Program must be approved by U.S. Congress on an annual basis. As a pre-condition to receipt of the annual subsidy payment under the MSP Program, the operator or charterer of the ships must enter into an emergency preparedness agreement with the U.S. Secretary of Transportation. Accordingly, a subsidiary of CP Ships has entered into such an agreement with the U.S. Secretary of Transportation pursuant to which such subsidiary agrees to make its ships, capacity in ships, intermodal systems and equipment, terminal facilities, management service and related service available to the U.S. Government in the event of war, national emergency or when the U.S. Secretary of Defence determines it to be necessary for national security.

     Following the terrorist attacks on September 11, 2001, the U.S. Government adopted certain measures to improve security at various U.S. ports and with respect to cargo movements to and from the U.S. The Congress and federal agencies have adopted or are considering the adoption of additional security related measures. Such measures include increased security for facilities and vessels, mandatory filing requirements for certain data, improved container seals, electronic vessel and equipment tracking, enhanced personnel security checks and identification procedures, reviews of vendors and subcontractors, changes to cargo documentation requirements, automated filing procedures for customs and vessel entries, and other actions. It is possible that some of these measures could adversely affect the efficiency of operations of CP Ships or result in additional costs. It is as yet too early to determine with any precision the nature and extent of the full scope of measures that may be adopted in the U.S.

     Canada. In Canada, the Shipping Conferences Exemption Act, 1987 ("SCEA") exempts certain shipping conference practices, such as agreeing to terms and prices by way of published tariffs or service contracts, pooling volumes, and exchanging market data with the objective of achieving trade stability, from the provisions of the Competition Act. This allows for partial anti-trust immunity provided that, among other things, on request a shipping conference is required to meet, notify and discuss issues which arise with the Canadian Shippers Council.

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

     European Union. The European Union ("EU") recognizes traditional conferences but not discussion agreements. In the EU, CP Ships is affected by the regulations under the Treaty of Amsterdam (formerly the Treaty of Rome) ("Treaty"). Under the Treaty, CP Ships is subject to European Community ("EC") Regulation 4056/86 ("Reg. 4056/86") and EC Regulation 823/00 ("Reg. 823/00").

     Under Reg. 4056/86, carriers are entitled to give effect to rate fixing agreements in relation to the ocean carriage of cargo to and from the EU (and the European Economic Area) member states. This is in derogation of the fundamental prohibition of cartels imposed by Article 81 of the Treaty. Such derogation is subject to certain qualifications. These permitted rate fixing agreements relate to specific trade lanes. They are known as "liner conferences". Many of CP Ships' liner services are members of the relevant liner conferences, primarily in the trade lanes between North Europe and Canada, and between Europe and Australia, New Zealand, South America and India/Pakistan. Recent changes being discussed by the EC may affect the procedures relevant to Reg. 4056/86. These changes, intended to be implemented in 2003, would transfer the burden of testing compliance with Reg. 4056/86 and
Article 81 of the Treaty, and the application of exemptions under Article 81, from the Commission to a self-assessment regime open to verification by interested parties (at the national court level or with the EC) or by the EC itself.

     Reg. 823/00, known as the "consortia" regulation, permits carriers trading to and from the EU to co-ordinate, subject to certain conditions, the operation of their ships in particular trade lanes, in order to promote greater efficiency in the optimising and scheduling of shipping capacity. Such permitted co-ordination is subject to certain qualifications and is distinct from, and must not include, freight rate fixing agreements (as permitted by Reg. 4056/86). CP Ships participates, world-wide, in a number of such arrangements, several of which are subject to Reg. 823/00 by reason of trade to and from EU member states.

     Australia. In Australia, Part X of the Trade Practices Act 1974 ("TPA") provides registered liner cargo shipping conference agreements with exemptions from provisions of the TPA which would otherwise prohibit contracts or arrangements to lessen competition and corporations engaging in the practice of exclusive dealing. These exemptions allow conferences to agree upon freight rates, pool earnings and costs, rationalize capacity and restrict new entrants to the conference agreement.

     Recent amendments to Part X include the extension of exemptions relating to rate setting to "terminal to terminal" type shipping negotiations, the extension of Part X to cover inward conferences, the increase in the powers of the Minister of Transport and the Australian Competition and Consumer Commission to resolve anti-competitive conduct, a requirement that closed conferences accept new members in certain circumstances and allowing shipping conferences to negotiate collectively with stevedores for the provision of stevedoring services to member lines of those conferences.

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

     In May 1999, the Secretariat of the Organisation for Economic Co-operation and Development (the "OECD") published a report entitled "Discussion document on regulatory reform in international maritime transport". The report recommended, among other things, that agreements among carriers to set common rates should no longer receive automatic antitrust immunity or exemption.

     In April 2002, the OECD Secretariat published its final report entitled "Competition Policy in Liner Shipping" (the "OECD Report") which, among other things, concluded that there is no evidence that the liner shipping industry needs to be protected from competition by anti-trust immunity for price-fixing and rate discussions, and that there is no evidence that the conference system leads to more stable freight rates or more reliable shipping services than would be the case in a fully competitive market. The OECD Report concluded that countries should (i) seriously consider removing anti-trust exemptions for common pricing and rate discussion and (ii) have the discretion to retain exemptions for other operational arrangements relating to liner shipping so long as these did not result in excessive market power. The container shipping industry has disputed many of the factual findings contained in the OECD Report and is vigorously opposing the implementation of its recommendations.

     In February 2002 the European Commission, noting the Draft OECD Report (published in November 2001 prior to the OECD Report), announced that it would study, and re-assess the justifications for, the existing exemptions for liner conferences provided in EC Reg. 4056/86. This is the first time that EC Reg. 4056/86 has been formally reviewed by the European Commission since enactment of the Regulation in 1986.

                                               Environmental Regulations

     United States. In the U.S., ship operators are subject to a number of federal and state laws and regulations with respect to protection of the environment in the course of ship operations in U.S. trade lanes. The primary laws are the Oil Pollution Act of 1990 ("OPA 90") with respect to oil spill liability, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to spills or releases of hazardous substances, the Federal Water Pollution Control Act ("FWPCA"), also called the Clean Water Act, and the National Invasive Species Act of 1996 ("NISA") with respect to ballast water management.

     Under OPA 90, ship owners, operators, and bareboat charterers are deemed "Responsible Parties" and are jointly, severally and strictly liable for all removal costs and other damages caused by oil spills from their ships. Although OPA 90 is primarily directed at oil tankers (which CP Ships does not operate), it also applies to non-tanker ships with respect to the fuel carried on board the ships. OPA 90 limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation. The liability limits do not apply if the incident was caused by the Responsible Party's gross negligence, wilful misconduct, or a violation of an applicable federal safety, construction, or operating regulation. In addition, the liability is not limited if the Responsible Party fails to report the oil spill or fails to cooperate or comply with a removal order.

     OPA 90 requires all Responsible Parties to establish and maintain evidence of financial responsibility sufficient to meet the maximum liability to which it could be subject under OPA 90. Financial responsibility may be established by any combination of the following: evidence of insurance, surety bond, guarantee, letter of credit, qualification as self-insurer or other evidence of financial responsibility. CP Ships believes that it has sufficient insurance with its P&I Clubs to cover damages that might arise under OPA 90. However, OPA 90 specifically preserves state law liability and remedies, whether by statute or common law; state law liability is not subject to the OPA 90 limitations of liability. Some states have enacted legislation providing for unlimited liability for oil spills both in terms of removal costs and damages. As such, overall liability under state law for a spill is virtually unlimited, and could theoretically exceed CP Ships' available insurance coverage in the case of a catastrophic spill.

     CERCLA governs spills or releases of hazardous substances other than petroleum, natural gas, and related products. CERCLA imposes strict and joint and several liability on the owner or operator of a ship, vehicle or facility from which there has been a release, as well as other responsible parties. Spills or releases could occur during shipping, land transport, terminal or transport-related operations. Damages may include removal costs, natural resource damages, and economic losses without regard to physical damage to a proprietary interest.

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

     Canada. In Canada, shipowners are faced with a number of Canadian federal and, concurrently, provincial environmental laws which do or may apply to shipping operations and related activities in Canadian waters. The federal laws include the Marine Liability Act, Canada Shipping Act, Canadian Environmental Protection Act and Fisheries Act. The Marine Liability Act ("MLA") gives effect to the International Convention on Civil Liability for Oil Pollution Damages, 1969 and the International Convention on the Establishment of the International Fund for Compensation for Oil Pollution Damage as amended by protocols in 1976 and 1992. The MLA imposes liability on the shipowner for oil pollution damage and for costs and expenses to prevent, repair, remedy or minimize that pollution. Unless the pollution results from a personal act or omission of the shipowner committed with intent to cause the pollution, or recklessly and with knowledge that pollution damage would probably result, the maximum liability of the shipowner is limited to 3,000,000 International Monetary Fund Special Drawing Rights for the first 5,000 tons and 420 Special Drawing Rights per subsequent ton, to a maximum of 59,700,000 Special Drawing Rights. The law requires that certificates of insurance or other security be issued in respect of each ship. All of CP Ships' owned ships carry such certificates.

     The Marine Liability Act, Canada Shipping Act, Canadian Environmental Protection Act and Fisheries Act and comparable provincial laws, prohibit dumping of deleterious substances in water which would adversely affect the fishery and other aspects of the environment. These statutes can be publicly or privately prosecuted and in some cases create a civil cause of action. Common law causes of action may also be available for those affected by acts of pollution. Those laws, as well as the common law, create a civil cause of action against the offender.

     The Racine and Cast terminals in Montreal are subject to various federal and province of Quebec environmental laws. The Quebec Environmental Quality Act imposes liability jointly and severally on all persons who have ownership, custody or control over contaminants and persons responsible for emission, deposit or discharge of any contaminant.

     Australia. Australian law governing marine pollution from ships takes the form of domestic enactment of international conventions. The Commonwealth, the States and the Northern Territory of Australia have all legislated to give effect to some of the conventions listed below, but there is no uniformity between the various jurisdictions. Different jurisdictions have given effect to different conventions in different ways. The core of MARPOL 73/78 (referred to below) has been adopted in Australia by the

Protection of the Sea (Prevention of Pollution from Ships) Act, 1983 ("PSA"). All of the States of Australia and the Northern Territory have their own legislation implementing Annex I and II of MARPOL.

     Effective as at October 2001, the PSA was amended to include provisions:
(a) requiring ships of 400 tons or more, or certified to carry 15 or more persons, to have a shipboard waste management plan and to carry and maintain a garbage record book; (b) expanding incident reporting requirements so that ships of 15 metres or more must report any incident that affects the safety of the ship having the potential to result in the pollution (previously reporting was required in respect of an incident only when there was a probability of pollution) and (c) empowering surveyors to require a ship to discharge waste in port, where it becomes clear that the ship would have to discharge some waste at sea before reaching its next port of call.

     The Commonwealth and State Acts implementing Annex I and II of MARPOL (a) prohibit the discharge of oil or an oily mixture into the sea subject to certain exceptions; (b) impose a duty to report certain incidents involving oil or an oily mixture; and (c) require all Australian tankers or ships over 400 GRT (Gross Registered Tonnage) to maintain an oil record book according to the regulations outlined in those Acts. A maximum penalty of A$1.1 million can be imposed against the owner of a ship and A$220,000 against the master of a ship for breaches of the Acts. In New South Wales, oil pollution legislation effective as of 1st November 2002 increased the maximum penalties for pollution from A$220,000 to A$500,000 for individuals and from A$1.1 million to A$10 million for corporations. These new penalties are the highest fines in Australia for marine oil and chemical spills.

     The International Convention on Civil Liability for Oil Pollution Damage, 1969 (known as CLC), as amended by Protocols dated 1976, 1984 and 1992, was implemented by the Commonwealth by enactment of the Protection of the Sea (Powers of Intervention) Act, 1981. The Dumping Convention was implemented by the Commonwealth by enactment of the Environment Protection (Sea Dumping) Act, 1981. That Act was amended in 1994 to give effect to Australia's obligations under the Protocol for the Prevention of Pollution of the South Pacific Region by Dumping ("SPREP") Protocol. Legislation was passed in 1993 to give effect to the Fund Convention in Australia. The Protection of the Sea (Oil Pollution Compensation Fund) Act, 1993 provides for who is to contribute to an international oil pollution compensation fund, how much they must contribute and how such contributions are to be completed.

     The Protection of the Sea (Civil Liability) Amendment Act, 2000 provides that: (a) ships over 400 GRT will be required to have appropriate insurance in place to meet liabilities arising from pollution damage caused by the discharge of oil; and (b) a breach of this Act will result in a strict liability offence which carries penalties of up to A$55,000.

     International. Globally, the International Maritime Organization ("IMO") has adopted MARPOL 73/78, which relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Compliance with MARPOL is not yet mandatory. However, CP Ships endeavours to comply with all materially relevant provisions of the convention.

     The IMO adopted the International Convention for the Safety of Life at Sea or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. CP Ships believes that all ships, either owned or chartered by it, comply with SOLAS standards. SOLAS also incorporates the International Safety Management Code ("ISM"). The ISM requires, among other things, ship operators to implement environmental and safety management systems. CP Ships has obtained ISM accreditation for all its owned ships and for the management companies operating those ships.

     The majority of CP Ships' marine operations activities has been awarded accreditation under the ISO 14001 Environmental Management Code. The purpose of ISO 14001 accreditation is to ensure that all company marine operations activities which relate to the environment conform to all materially relevant international conventions, national and local laws and regulations and create the framework required to continuously improve directly or indirectly related internal processes, procedures and activities. Accreditation of CP Ships' remaining marine and terminal operations is expected during the course of 2003.

     All of CP Ships' owned and chartered ships operate under the International Ship Management Code's standard of safe operations. CP Ships' owned ships are registered with internationally recognized Classification Societies including Lloyds, Bureau Veritas, ABS, and DNV. The principal purpose of Classification Societies is to provide objective and independent confirmation to the insurance underwriters that ships are being maintained to the standards that are considered appropriate to minimize claims on underwriters. A beneficial by-product of the activities of Classification Societies is to provide reassurances to owners and others with a financial or other interest in those ships that they are being regularly surveyed and properly maintained.

                                               SELECTED CONSOLIDATED FINANCIAL
                                                            INFORMATION


     Prior to 1st October 2001, CP Ships Holdings Inc. ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to CP Ships, a newly created subsidiary company of CPL. CPL then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. Where appropriate, share numbers in the financial statements reflect the effect of the share consolidation applied retroactively. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI has become the historical financial information of the now publicly held CP Ships.

     Subject to the foregoing, the following table sets forth certain financial information for CP Ships or its predecessor and its subsidiaries on a consolidated basis under Canadian Generally Accepted Accounting Principles for the last three fiscal years.

                                                               Consolidated Statements of Income Data

($ millions, except amounts per share, presented in $)


                                                           Year ended 31st December
                                                  ------------ -------------- ---------------
                                                        2002       2001(1)          2000

Revenue                                                2,687        2,646          2,645
Expenses                                              (2,604)      (2,507)        (2,481)
                                                  ------------ -------------- ---------------
Operating income before exceptional items                 83          139            164
Exceptional items                                          2          (43)               -
                                                  ------------ -------------- ---------------
Operating Income                                          85           96            164
Interest (expense) income, net                           (23)           -              1
Income tax expense                                       (10)         (12)           (12)
Minority interest                                          -            1              -
Goodwill charges (3)                                       -          (16)           (18)
                                                  ------------ -------------- ---------------
Net income (3)                                            52           69            135 (2)

                                                  ============ ============== ===============

Earnings per Common Share basic (3) (4)                 $0.61        $0.83          $1.68

Earnings per Common Share diluted (3) (4)               $0.60        $0.83          $1.68

Cash dividend declared per common share                 $0.16          -              -

Cash dividend declared per preference share                -        $17.69          $9.87

                                               Consolidated Balance Sheet Data

($ millions)


                                                  At 31st December
                                       -----------------------------------------
                                            2002         2000(1)        2000
                                       ------------- ------------- -------------
Cash and cash equivalents                    110           116           122
Property, Plant and Equipment              1,156           795           536
Total assets                               2,487         1,923         1,739
Total long term liabilities                  589           223            31
Total debt                                   597           230            32
Common Share capital                         685           597            63
Shareholders' equity                       1,225         1,096         1,099


     (1) The 2001 financial statements have been revised. See note 2 to CP Ships' most recent annual financial statements.
     (2) Net income reflects the changes in accounting policy. On 1st January 2000, CP Ships changed the accounting treatment of dry docking and special survey costs to the deferral and amortize method from the accrual method. The effect of this change on the year ended 31st December 2000 was to increase net income by $6 million.
     (3) The impact of not amortizing goodwill for the year ended 31st December 2001 and 2002 would have been to increse net income by $16 million and $18 million, respectively, and increase basic and diluted earnings per share by $0.20 and $0.23 respectively.
     (4) Earnings per Common Share is calculated after deduction of preference dividends in the years ended 31st December 2002, 2001 and 2000 of $0, $3 million, $2 million respectively. Basic and diluted earnings per Common Share have been calculated using net income after deducting preference shares dividend divided by 84.8 million and 86.1 million shares, respectively, for the year ended 31st December 2002 and 79.3 million and 79.9 million shares, respectively, for the year ended 31st December 2001. For periods prior to 1st October 2001, basic and diluted earnings per Common share have been restated using 79.1 million and 79.2 million shares, respectively, which is the number of Common shares and options outstanding immediately after the Spin-off of CP Ships from CPL on 1st October 2001.

Dividend Policy

     On 28th January 2003, CP Ships' Board of Directors declared a dividend for the fourth quarter of 2002 of $0.04 per Common Share ($4 million in aggregate), which will be paid on 24th February 2003.

     The Board of Directors presently anticipates that CP Ships will continue to pay quarterly dividends in the amount of $0.04 per Common Share out of funds or property of CP Ships properly available for that purpose. The anticipated amount of the quarterly dividend is based on the current view of the Board of Directors of anticipated net income in light of current operating conditions for CP Ships and in accordance with CP Ships' capital expenditure and working capital needs as well as its strategic spending plans. Should this view change, the amount of the dividend could be increased, decreased or eliminated entirely.

     The Board of Directors is under no obligation to declare dividends and the declaration of dividends is wholly within its discretion. Restrictions under CP Ships' existing or future financing agreements and the provisions of applicable law preclude, or may preclude, the payment of dividends in certain circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Reference is made to the section entitled "Management's Discussion and Analysis" set out at pages 21 to 31 of CP Ships' 2002 Annual Report, which is incorporated by reference in this Annual Information Form.

                                                    MARKET FOR SECURITIES


                                              Stock Exchange Listings

     The Common Shares are traded on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol "TEU".

                                       DIRECTORS AND MANAGEMENT



                                           Directors

     Set out below are the names, municipality of residence, business addresses, offices within CP Ships and principal occupations within the past five years of the directors of CP Ships together with the common shares beneficially owned or controlled by such individuals as at 6th March 2003. As at the date of this document, no single director beneficially owns or controls 1% or more of the common shares.


                                                                                                  Number of
                                                                                                  Common
                                                                                                  Shares
Name, Municipality of Residence and                          Principal Occupation                 Beneficially
Business Address if different from                           (where different from                Owned or
CP Ships                                 Office              office)                              Controlled

John P. Bowmer....................   Director since          Chairman, Adecco SA                    4,573
Atherton, California                 October 2001            (international staffing group)

Business Address:
100 Redwood Shores Parkway
Redwood City
California, U.S.A 94065

Robert J. Clanin..................   Director since          Corporate Director                     4,575
Alpharetta, Georgia                  October 2001

Business Address:
14780 East Bluff Road
Alpharetta
Georgia, U.S.A 30004

Peter J. Dey......................   Director since          Partner, Osler Hoskin &                7,618
Toronto, Ontario                     October 2001            Harcourt LLP (law firm)

Business Address:
1 First Canadian Place
Toronto, Ontario




Canada M5X 1B8

Frank J. Halliwell................   Director since                                               139,218(1)
Tampa, Florida                       October 2001 and
                                     Chief Operating
                                     Officer

Business Address:
401 East Jackson St., Suite 3300
Tampa
Florida, U.S.A 33602

John D. McNeil....................   Director since          Corporate Director                    22,618
Toronto, Ontario                     October 2001

Business Address:
150 King Street West
Toronto, Ontario
Canada M5H 1J9

Raymond R. Miles..................   Director since                                               236,773(2)
London, England                      October 2001 and
                                     Chief Executive
                                     Officer

Nigel M.S. Rich...................   Director since          Corporate Director                     2,376
London, England                      October 2001

Business Address:
7 Lower Sloane Street
London
SW1W 8AY England

Ian J. Webber.....................   Director since                                                65,318(3)
Kent, England                        October 2001 and
                                     Chief Financial
                                     Officer

Viscount Weir.....................   Chairman and            Chairman, Balfour Beatty               3,895
Glasgow, Scotland                    Director since          plc (international
                                     October 2001            construction group)

Business Address:
130 Wilton Road
London
SW1Y 1LQ

(1) 139,218 Common Shares of which 97,312 are held in trust, and 41,778 are Restricted Shares which vest on 18th October 2004, both under compensation plans.
(2) 236,773 Common Shares of which 162,671 are held in trust, and 73,778 are Restricted Shares which vest on 18th October 2004, both under compensation plans.
(3) 65,318 Common Shares of which 31,634 are held in trust, and 33,556 are Restricted Shares which vest on 18th October 2004, both under compensation plans.



     Viscount Weir, Chairman, is also Chairman of Balfour Beatty, one of the UK's largest construction companies, where he has been a Director since 1977. He was Chairman of the Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James's Place Capital and Canadian Pacific Railway. Formerly, he was a Director of the Bank of England, British Steel and Canadian Pacific Limited. He is Chairman of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

     John Bowmer is Chairman of Adecco of Switzerland, the world's largest international staffing and recruitment company where he was Chief Executive Officer from 1996 to 2002 and Chief Executive Officer of its predecessor, Adia, since 1993. He has served in a variety of executive positions in the UK, Asia, Australia and the US since he joined Adia in 1987. He is a member of the Audit, Corporate Governance and Compensation Committees.

     Robert Clanin is Chairman of Overseas Partners, a Bermuda reinsurance company, a Director of Caraustar Industries, which produces recycled packaging and of John H Harland, a financial services company. He was Chief Financial Officer of United Parcel Service, the US-based international parcel delivery and logistics company, from 1994 to 2001, having joined the company in 1971. He oversaw what was at the time the largest ever initial public offering of stock in the US. He is a member of the Audit, Corporate Governance and Compensation Committees.

     Peter Dey was Chairman of Morgan Stanley Canada from 1998 until 2001 and President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He was Chairman of the Ontario Securities Commission from 1983 to 1985 and was responsible for the Dey Report on corporate governance in Canada. He is Chairman of the Corporate Governance Committee and a member of the Audit and Compensation Committees.

     Frank Halliwell was appointed Chief Operating Officer of CP Ships in 2001, having been Executive Vice President since 1995. He has filled a number of senior roles in the CP Ships group since joining Canada Maritime as Commercial Director in 1991. He entered the container shipping industry in 1971.

     John McNeil was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until 1999, having originally joined the company in 1956. He is a Director of Sun Life Financial Services of Canada and Sun Life Assurance Company of Canada. He serves as Chairman of Fairmont Hotels and Resorts having been Director of its former parent company, Canadian Pacific Limited from 1992 to 2001. He is also a Director of Shell Canada, Hampton Re Holdings and DWL (USA). He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.

     Ray Miles joined CP Ships in 1988 as Chief Executive Officer. He has worked in the shipping industry since 1972. He is a non-executive Director of the West of England P&I Club, Chairman of the World Shipping Council, the liner industry's US representative organization and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall.

     Nigel Rich is Chairman of Exel, the global logistics business. He is also Chairman of the Hamptons Group, a real estate services company, and a Director of television company Granada and Pacific Assets Trust. He spent 20 years with the Jardine Matheson group in Asia and was its Chief Executive from 1989 to 1994. He is a member of the Audit, Compensation and Corporate Governance Committees.

     Ian Webber, a UK Chartered Accountant, was appointed Chief Financial Officer in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

       The Articles of Amalgamation of CP Ships provide for a minimum of three and a maximum of 15 directors. The directors are empowered to exercise all the powers of CP Ships, including the power to borrow money. A director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, CP Ships. A director shall not vote or be counted in any quorum concerning his own appointment or terms of his appointment. Directors are not required to hold any shares of CP Ships by way of qualifications but the board has decided that each should own 10,000 shares within 5 years of election. There is a mandatory retirement for a director at the AGM after he or she has reached 70 years.

                                  Management

     The names, municipality of residence and principal occupations within the past five years of CP Ships' senior officers who are not directors are shown below. Unless otherwise noted below during the past five years each of the following senior officers has been engaged in the principal occupation shown opposite his name or in another position with the same or an affiliated company.

     Salvador Bruno, Tampa, USA, Vice-President Commercial, appointed in July 1997 with the acquisition of Lykes Lines, where he has worked since 1985 having served in a number of senior positions until his appointment as VP Commercial for the European-Mediterranean trades and Government Military Affairs.

     Terry Burrows, Sussex, England, Senior Vice-President, appointed in August 2000. He joined CP Ships in 1964 and has served in various senior commercial and marketing roles until his appointment as Senior VP for the Montreal Gateway.

     David Dawson, Sussex, England, Vice-President Europe, Lykes Lines since 1997 joined Canadian Pacific in 1966. During his 37 years service at CP Ships, he has held increasingly senior positions.

     Jeff Drake, London, England, Vice-President, Corporate Planning, joined CP Ships in October 2000. From 1998, he was Director, Marketing and Planning for Contship Italia, in Italy and before that a Transportation Group Partner with Mercer Management Consulting in Boston, Massachusetts.

     Juan Manuel Gonzalez, Tampa, USA, Vice-President Commercial, for the Pacific and Americas trades, joined CP Ship in May 1985. During his 18 years service, he has served in various senior roles, including VP TMM and Director Corporate Planning.

     David Halliday, Suffolk, England, Senior Vice-President since January 2000, joined Contship Containerlines in 1980, and served in various marketing and commercial roles until his appointment as Chief Executive Officer of Contship in 1998. On 20th February 2003, it was announced that he would be leaving the company for personal reasons.

     John Irving, Surrey, England, Vice-President, General Counsel and Secretary, joined CP Ships in June 2001 after five years as Senior Vice-President and General Counsel for Dairyworld Foods in Vancouver, British Columbia. He was Vice-President, General Counsel and Secretary of Emco Limited from 1993 to 1996.

     JP LaCasse, Tampa, USA, Chief Financial Officer, Lykes Lines joined in January 1998. Prior to joining CP Ships he was with APL for nine years, most recently as North American Controller. He started in the shipping business in 1978 as international tax counsel for Sea-Land Service Inc.

     Jeremy Lee, Montreal, Canada, Vice-President, Investor Relations since June 2001, joined CP Ships in 1989 and has served in various senior commercial, marketing and corporate planning roles in Canada, the U.S. and the U.K.

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

     There is no family relationship between any of the directors and officers.

                                   Committees of the Board of Directors

     The Board of Directors of CP Ships has constituted three standing committees - an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Each standing committee is comprised of non-employee directors. Matters regarding employee health and safety and the protection of the environment are dealt with by the full Board of Directors.

Audit Committee

     The Audit Committee oversees the retention, performance and compensation of CP Ships' independent auditors and inter alia reviews the company's disclosure controls and procedures, internal financial controls and financial reporting. The Chairman of the Audit Committee is John McNeil and the members are John Bowmer, Robert Clanin, Peter Dey, Nigel Rich and Viscount Weir.

Corporate Governance Committee

     The Corporate Governance Committee evaluates and assesses the effectiveness of the Board of Directors, its committees and their respective members, establishes procedures for identifying new nominees to the Board, recruits and recommends new nominees to the Board and develops and monitors CP Ships' approach to corporate governance issues. The Chairman of the Corporate Governance Committee is Peter Dey and the members are John Bowmer, Robert Clanin, John McNeil, Nigel Rich and Viscount Weir.

Compensation Committee

     The Compensation Committee is responsible for recommending to the Board of Directors the compensation to be paid to the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer (the "executive directors"). The Compensation Committee reviews their compensation based on the attainment of objectives set by the Board of Directors that are consistent with CP Ships' strategic goals. The Board of Directors as a whole reviews the recommendations of the Committee and has final approval on compensation matters including major policy changes to overall compensation strategy. The Chairman of the Compensation Committee is Viscount Weir and the members are John Bowmer, Robert Clanin, Peter Dey, John McNeil and Nigel Rich.

                  DESCRIPTION OF INDEBTNESS AND OTHER OBLIGATIONS


     The following is a summary of the terms and conditions of CP Ships' revolving credit facilities, Pacific Class vessel loan, container sale and leaseback transaction, 10-3/8% Senior Notes due 2012 and capital lease and other financial obligations. This summary is necessarily of a general nature and does not purport to describe all of the terms and conditions of such financing transactions.

Indebtness Corporate Structure



                                             ------------------------------------------
                                            |          CP Ships Limited (1)            |
                                            |             (New Brunswick)              |
                                            | Guarantor of Revolving Credit Facilities |
                                            |       Guarantor under Container Sale     |
                                            |        and Leaseback Guarantor of        |
                                            |        Pacific Class Vessel Loan         |
                                             ------------------------------------------
                                                                |
                                                                |
                                                                |
                     ---------------//------------------------------------------------------//------------------
                    |                                           |                                               |
                    |                                           |                                               |
    --------------------------------             ------------------------------              ------------------------------------
   |      Cast Terminal Company     |           |CP Ships (Bermuda) Limited (2)|            |     Racine Terminal (Montreal)     |
   |          (Nova Scotia)         |           |          (Bermuda)           |            |               Company              |
   |                                |           |         Guarantor of         |            |            (Nova Scotia)           |
   |                                |           |     $175 Million Facility    |            |                                    |
   |                                |           |         Guarantor of         |            |                                    |
   |                                |           |  Pacific Class Vessel Loan   |            |                                    |
    --------------------------------             ------------------------------              ------------------------------------
                                                               |
                                                               |
                                                               |
             -------------------------------------------------------------------------------------------------------
            |                               |                                    |                |                 |
            /                               /                                    /                |                 /
            /                               /                                    /                |                 /
            |                               |                                    |                |                 |
 ------------------------     -----------------------------      ------------------------------   |  -----------------------------
|  Container Equipment   |   |  CP Ships (UK) Limited (4)  |    | Lykes Lines Limited, LLC (5) |  | |  TMM Lines Limited, LLC (6) |
|  Leasing Limited (3)   |   |    (England and Wales)      |    |            (Delaware)        |  | |          (Delaware)         |
|      (Bermuda)         |   |    Guarantor of Notes (9)   |    |     Guarantor of Notes (9)   |  | |    Guarantor of Notes (9)   |
| Lessee under Container |   |  Guarantor of $175 Million  |    |   Guarantor of $175 Million  |  | |  Guarantor of $175 Million  |
|   Sale and Leaseback   |   |  Facility and Guarantor of  |    |   Facility and Guarantor of  |  | |  Facility and Guarantor of  |
|                        |   |       364 day Facility      |    |         364 day Facility     |  | |        364 day Facility     |
 ------------------------     -----------------------------      ------------------------------   |  -----------------------------
                                           |                                                      |
                                           |                                                      |
                                  ---------                                                       |
                                 |                                                                |
                                 |                                                                |
           ----------------------------------------------                       -----------------------------------------
          |                      |                       |                     |                     |                   |
          |                      |                       |                     |                     |                   |
          |                      |                       |                     |                     |                   |
 -------------------    -------------------    --------------------    ----------------    ------------------    ----------------
|   CPS Number 2    |  |   CPS Number 4    |  |     Italia di      |  |  CP Ships (PCV)|  |   CPS Number 1   |  |  CPS Number 3  |
|    Limited(7)     |  |      Limited(7)   |  | Navigazione SpA(8) |  |    Limited(7)  |  |    Limited(7)    |  |   Limited(7)   |
|(England and Wales)|  |(England and Wales)|  |      (Italy)       |  |    (Bermuda)   |  |    (Bermuda)     |  |   (Bermuda)    |
|  Borrower under   |  |   Borrower under  |  |                    |  | Borrower under |  |  Borrower under  |  | Borrower under |
|  $175 Million     |  |    $350 Million   |  |                    |  |  Pacific Class |  |   $175 Million   |  |  $350 Million  |
|    Facility       |  |      Facility     |  |                    |  |   Vessel Loan  |  |     Facility     |  |    Facility    |
|                   |  |                   |  |                    |  |                |  |                  |  |                |
|                   |  |                   |  |                    |  |                |  |                  |  |                |
|                   |  |                   |  |                    |  |                |  |                  |  |                |
 -------------------    -------------------    --------------------    ----------------    ------------------    ----------------



(1) CP Ships owns a 100% interest in Racine Terminal (Montreal) Company and Cast Terminal Company indirectly through Montreal Gateway Terminals Company, which is incorporated in Nova Scotia.
(2) CP Ships (Bermuda) Limited ("CP Ships (Bermuda)") holds a 100% interest in (i) CP Ships (UK) indirectly through two intermediate holding companies, one of which is incorporated in Bermuda and the other in England and Wales and (ii) TMM LLC and Lykes LLC indirectly through three intermediate holding companies incorporated in Bermuda.
(3)  Owns and leases CP Ships' containers.
(4) Services are marketed under the following brands: Canada Maritime, Cast, Contship Containerlines and ANZDL.
(5)  Services are marketed under the Lykes Lines brand.
(6)  Services are marketed under the TMM Lines brand.
(7)  Ship-owning company.
(8)  Services are marketed under the Italia brand.
(9)  10-3/8% Senior unsecured notes due 15th July 2012.

Revolving Credit Facilities

$175 Million Facility

     CP Ships and certain of its subsidiaries entered into a $175 million secured revolving credit facility (the "$175 Million Facility") dated 2nd August 2001, as amended, with a syndicate of financial institutions represented by Citibank International plc, as agent. The $175 Million Facility has a four-year term expiring in August 2005, and the amount available to be borrowed will be permanently reduced to $125 million in August 2004. Borrowings under the $175 Million Facility are by subsidiaries of CP Ships (CPS Number 1 Limited and CPS Number 2 Limited), are presently secured by 11 owned ships and the shares of such subsidiaries, and are guaranteed by CP Ships, CP Ships (UK), Lykes LLC, TMM LLC and CP Ships (Bermuda). As at 6th March 2003, CP Ships had borrowed $175 million under this facility.

     Under the $175 Million Facility, CP Ships pays interest on amounts borrowed at a rate equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 50% of the applicable margin. For so long as the facility's rating by Standard & Poor's ("S&P") remains at BBB-, the applicable margin is 1.05%. The margin and commitment fee will be increased if the facility's S&P rating is downgraded or withdrawn and decreased if it is upgraded. This facility has not been rated by Moody's.

     Under the $175 Million Facility, CP Ships may borrow an amount up to 80% of the most recent appraised value of the ships on which the facility is secured. If the S&P rating for this facility falls below BBB- or such rating is withdrawn, the value of the secured ships must be reappraised within 30 days and thereafter annually for so long as such rating is below BBB-. During the period of any such rating downgrade or withdrawal, borrowings under the $175 Million Facility may not exceed 70% of the reappraised value of the secured ships, and to the extent that borrowings under the facility exceed the 70% threshold, CP Ships would be required to reduce the borrowings within 15 business days of notification. As at 6th March 2003, the most recent appraised value of the secured ships was $222 million and, accordingly, borrowings up to the full amount of this facility were permitted. If necessary, and subject to complying with its obligations under the 364-Day Facilities described under "364-Day Facilities" below, CP Ships may, at its option, grant security over additional owned ships in order to increase the amount that may be borrowed under the facility up to $175 million.

     Voluntary prepayments, including partial prepayments, are permitted under the $175 Million Facility and amounts prepaid may be re-borrowed.

     As guarantor, CP Ships is subject to certain financial and other covenants including: (i) an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts up to $50 million of any unutilized, committed credit facilities) of at least $75 million; (ii) an ongoing obligation to maintain consolidated tangible net worth (defined as shareholders' equity less any goodwill and other intangibles) in excess of $400 million; (iii) an ongoing obligation to ensure that the ratio of total debt and capitalized lease obligations to shareholders' equity does not exceed
1.2 to 1.0 prior to 31st December 2003, 1.1 to 1.0 during 2004, and 1.0 to 1.0 thereafter; (iv) an ongoing obligation to ensure that the ratio of total debt to earnings before interest, depreciation, taxes and amortization does not exceed 4.5 to 1.0 prior to 31st December 2003 and 4.0 to 1.0 thereafter; and
(v) a restriction on the payment of any dividends during an event of default and on the payment of dividends in excess of 50% of cumulative consolidated net income since 30th September 2001 at all other times.

     In addition to events of default customary for this type of facility, any event of default or default with respect to CP Ships' or the borrowing subsidiaries' indebtedness for money borrowed having an aggregate principal amount of $15 million or more constitutes an event of default under the $175 Million Facility. If CP Ships ceases to be listed on the TSX or the NYSE (or other approved stock exchanges) or any person or group acquires more than 25% of CP Ships' outstanding common shares, this will constitute a "change of control" under the $175 Million Facility and an event of default. The occurrence of an event of default, unless waived by the lenders, will result in all amounts owing under the facility becoming immediately due and payable.

$350 Million Facility

     On 20th December 2001, CP Ships and certain of its subsidiaries entered into a $250 million secured revolving credit facility with a syndicate of financial institutions represented by Citibank International plc, as agent. This facility (the "$350 Million Facility") was subsequently amended to, among other things, increase the maximum amount that may be borrowed to $350 million. The $350 Million Facility has a five-year term expiring in December 2006 and the amount available to be borrowed will be permanently reduced to $262.5 million in December 2005. Borrowings under the $350 Million Facility are by subsidiaries of CP Ships (CPS Number 3 Limited and CPS Number 4 Limited), are presently secured by ten owned ships, CP Ships' rights under ship building contracts for two ships currently under construction and the shares of such subsidiaries, and are guaranteed by CP Ships. As at 6th March 2003, CP Ships had borrowed $215 million under this facility.

     Under the $350 Million Facility, CP Ships must pay interest on amounts borrowed at a rate equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 40% of the applicable margin. The applicable margin is based on the average of the Moody's and S&P corporate ratings of CP Ships. For so long as CP Ships' corporate ratings are Ba2 (as rated by Moody's) and BBB- (as rated by S&P), the applicable margin is 1.75%. The margin is subject to adjustment in the event of a change in such ratings.

     Under the $350 Million Facility, CP Ships may borrow an amount up to the aggregate of: (i) 70% (or 80% if its lowest corporate credit ratings is upgraded to BBB-/Baa3 or higher) of the appraised value of the ships on which the facility is secured and (ii) 60% of the amount of all purchase price instalments paid under the ship building contracts on which the facility is secured. The value of all secured ships (including ships currently under construction, once delivered) is subject to an annual reappraisal. The secured ships must also be reappraised within 30 days following any downgrading of CP Ships' corporate credit ratings by either S&P or Moody's or the withdrawal of such ratings, and to the extent that borrowings under the facility exceed the 70% (or 80%, if applicable) threshold, CP Ships may be required to reduce the borrowings within 15 business days of notification. Based on the appraised value of the ten secured ships and the total instalment payments made under the ship building contracts, CP Ships was able to borrow approximately $285 million under the $350 Million Facility as at 6th March 2003. $215 million was drawn. Subject to complying with its obligations under the 364-Day Facilities, CP Ships may, at its option, grant security over additional ships in order to increase the amount that may be borrowed under the facility up to $350 million.

     Voluntary prepayments, including partial prepayments, are permitted under the $350 Million Facility and amounts prepaid may be re-borrowed.

     As guarantor, CP Ships is subject to the same financial and other covenants as contained in the $175 Million Facility. See "175 Million Facility".

     In addition to events of default customary for this type of facility, any event of default or default with respect to CP Ships' or the borrowing subsidiaries' indebtedness for money borrowed having an aggregate principal amount of $15 million or more would constitute an event of default under the $350 Million Facility. If CP Ships ceases to be listed on the TSX or the NYSE (or other approved stock exchanges) or any person or group acquires more than 25% of CP Ships' outstanding common shares, this will constitute a change of control under the $350 Million Facility and an event of default. The occurrence of an event of default, unless waived by the lenders, will result in all amounts owing under the facility becoming immediately due and payable.

364-Day Facilities

     On 16th December 2002, CP Ships and certain of its subsidiaries entered into six separate $15 million ($90 million in the aggregate) unsecured revolving credit facilities with certain financial institutions. A further $15 million facility was entered on the same terms on 31st January 2003 (all seven facilities, each a "364-Day Facility). Each 364-Day Facility has a 364-day term expiring on 15th December 2003. Borrowings under each such facility may be made by a subsidiary of CP Ships (CP Ships (Bermuda)). The borrowing subsidiary may, at its option and at any time before the termination of a 364-Day Facility, elect to convert all amounts borrowed under such facility into a term loan which is repayable on a date, as determined by CP Ships, which is not more than 12 months following such conversion. Borrowings under each 364-Day Facility are guaranteed by CP Ships, CP Ships (UK), TMM LLC and Lykes LLC. As at 6th March 2003, there had been no borrowings under the 364-Day Facilities.

     Under each 364 Day Facility, CP Ships must pay interest on amounts borrowed at a rate equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 20% of the applicable margin. The applicable margin is based on the average of the Moody's and S&P corporate ratings of CP Ships. So long as CP Ships' corporate ratings are Ba2 (as rated by Moody's) and BBB- (as rated by S&P), the applicable margin is 2.0%. The margin is subject to adjustment in the event of a change in such ratings. Should CP Ships elect to convert borrowings under a 364 Day Facility into a term loan, the margin payable on such loan will increase by an additional 0.5% to 1.0%, depending on the length of the term loan as determined by CP Ships.

     As guarantor, CP Ships is subject to the same financial and other covenants as contained in the $175 Million Facility (see "$175 Million Facility") and certain additional covenants. In particular, under each 364-Day Facility, CP Ships and its subsidiaries are not permitted to create a security interest over any of their respective assets other than certain permitted security interests. Such permitted security interests include security interests (a) granted as at 16th December 2002 under the $175 Million Facility and the $350 Million Facility, (b) over any ships committed to construction prior to 16th December 2002 and (c) over four specified ships owned by CP Ships, in each case to secure borrowings up to a maximum aggregate amount of $525 million (including under the $175 Million Facility and $350 Million Facility). The other guarantors of the 364-Day Facilities are also subject to certain restrictions on transfers of their respective assets.

     In addition to events of default customary for these types of facilities, any event of default or default with respect to CP Ships', the borrower's or other guarantors' indebtedness for money borrowed having an aggregate principal amount of $15 million or more would constitute an event of default under each 364-Day Facility. If CP Ships ceases to be listed on the TSX or the NYSE (or other approved stock exchanges) or any person or group acquires more than 25% of CP Ships' outstanding common shares, this will constitute a change of control under all 364 Day Facilities and an event of default. The occurrence of an event of default under a 364-Day Facility, unless waived by the relevant lender, will result in all amounts owing under such facility becoming immediately due and payable.

Pacific Class Vessel Loan

     CP Ships acquired on 14th September 2001 the beneficial interest in four US Trusts (the "PCV Trusts"), each of which owns a U.S. flag Pacific Class ship currently used in the US East Coast/Gulf North Europe trade lane. Prior to such acquisition, the PCV Trusts had entered into agreements dated 22nd July 1998 with a financial institution pursuant to which they borrowed a total of $70.5 million (the "Pacific Class Vessel Loan"). As a result of such acquisition, CP Ships effectively acquired the four ships (which had previously been chartered by Lykes LLC under long-term charter arrangements). As at 6th March 2003, the principal amount outstanding under the Pacific Class Vessel Loan was $43 million.

     The obligations of the PCV Trusts under the Pacific Class Vessel Loan are secured on the four ships and are guaranteed by CP Ships and CP Ships (Bermuda). The loan is repayable in monthly instalments with the final instalment being due in June 2008, at an interest rate of 6.71% per annum.

     Under the Pacific Class Vessel Loan, CP Ships is subject to certain covenants including: (i) a restriction on the sale of assets outside the ordinary course of business and (ii) an ongoing obligation to ensure that a subsidiary, CP Ships (Bermuda), has net worth of at least $100 million.

     CP Ships may prepay in whole the Pacific Class Vessel Loan at any time by paying to the lender an amount equal to the principal amount outstanding under the Pacific Class Vessel Loan plus a premium.

Container Sale and Leaseback

     On 7th November 2000, a subsidiary of CP Ships agreed to sell containers with a total capacity of approximately 44,350 teu (the "Leased Containers") to a leasing counterparty (the "Lessor") for $63.9 million, and agreed to lease such containers from the Lessor for a minimum of five years (and up to nine years at the option of CP Ships) under a container lease contract (the "Container Lease"). The obligations of the subsidiary in connection with this transaction are fully guaranteed by CP Ships (the "Container Guarantee"). Under the Container Lease, CP Ships is required to make fixed quarterly rental payments to the Lessor based on the amortization of the purchase price plus a specified return to the Lessor. The rate of return to the Lessor is 8.05% if and for so long as CP Ships' long term corporate credit rating by S&P is not lower than BBB- or CP Ships' long term senior implied rating by Moody's is not lower than Baa3 (whichever is the lower). This rate of return will increase to 8.4% if and for so long as the lower of such ratings is BB+ (in the case of S&P) or Ba1 (in the case of Moody's), and 8.9% if and for so long as the lower of such ratings is BB or lower (in the case of S&P) or Ba2 or lower (in the case of Moody's). For so long as CP Ships' long term senior implied rating by Moody's is Ba2, the rate of return to the Lessor is 8.9%.

     Under the Container Sale and Leaseback, CP Ships is subject to certain financial and other covenants including: (i) an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts up to $50 million of any unutilized, committed credit facilities) of at least $75 million; (ii) an ongoing obligation to maintain consolidated tangible net worth (defined as shareholders' equity less any goodwill and other intangibles) in excess of a specified amount ($500 million at 31st December 2002 and increasing each quarter, thereafter, by 30% of CP Ships' net income, if any, in the preceding quarter); (iii) an ongoing obligation to ensure that the ratio of total debt and capitalized lease obligations to shareholders' equity does not exceed 1.2 to 1.0 prior to 31st December 2003, 1.1 to 1.0 during 2004, and 1.0 to 1.0 thereafter; (iv) an ongoing obligation to ensure that the ratio of total debt to earnings before interest, depreciation, taxes and amortization does not exceed 4.5 to 1.0 prior to 31st December 2003 and 4.0 to 1.0 thereafter; and
(v) a restriction on the payment of any dividends during an event of default and on the payment of dividends in excess of 50% of cumulative consolidated net income since 30th September 2001 at all other times. In addition, the Lessor may require the Container Guarantee and the Container Lease to be amended to include any other financial covenants given by CP Ships (or the subsidiary party to the Container Lease) under any future ship mortgage loan, bareboat charter agreement, container financing arrangement or secured long-term credit facility. Under the Container Sale and Leaseback, the Lessor can declare a "material adverse change" at any time, provided that the Lessor does not have the right to do so if, at the relevant time, CP Ships' long term corporate credit rating by S&P is not lower than BB+ (as at 6th March 2003 it was BBB-) or its long term senior implied rating from Moody's is not lower than Ba1 (as at 6th March 2003 it was Ba2), whichever rating is higher from time to time. Such a "material adverse change" could lead to an event of default under the Container Sale and Leaseback.

     If any event of default or default occurs with respect to CP Ships' obligations under any contract with the Lessor or under any material contract with a third party having an aggregate principal amount or value in excess of $5 million, the Lessor may declare an event of default under the Container Sale and Leaseback.

     Upon the occurrence of an event of default under the Container Sale and Leaseback, the Lessor may, at its option (i) require CP Ships to repurchase the Leased Containers at a purchase price based on a fixed termination price plus certain breakage costs incurred by the Lessor or (ii) retain ownership of the Leased Containers and demand payment of an amount equal to certain breakage costs incurred by the Lessor. If the Lessor declares an event of default under the Container Sale and Leaseback, this will also constitute an event of default under CP Ships' other financing transactions which, unless waived, will result in all amounts owing thereunder becoming immediately due and payable.

     CP Ships may at its option, in order to avoid the occurrence of an event of default under the Container Sale and Leaseback, repurchase the Containers at a specified purchase price based on a fixed termination price (which, as at 6th March 2003, was approximately $61 million).

     Under the Container Lease, CP Ships has the option exercisable at the end of the fifth, sixth and seventh years of the Container Lease to repurchase the Leased Containers at a fixed purchase price based on the projected fair market value of the Leased Containers at the relevant time plus the Lessor's breakage costs.

10-3/8% Senior Notes due 2012

     On 3rd July 2002, CP Ships completed a private placement of senior notes in the aggregate principal amount of $200 million (the "Notes") at a price of 97.722% of their principal amount. Pursuant to a Registration Rights Agreement dated 3rd July 2002, CP Ships registered notes ("Exchange Notes") substantially identical to the Notes, including unconditional subsidiary guarantees, under the U.S. Securities Act of 1933, as amended. Following an exchange offer made by CP Ships on 31st October 2002, all of the Notes were exchanged for the Exchange Notes. References below to "Notes" are to the Exchange Notes. The Notes are issued pursuant to a Trust Indenture dated 3rd July 2002 between CP Ships as issuer, CP Ships (UK), Lykes LLC and TMM LLC (together, the "Note Guarantors") as subsidiary guarantors and The Bank of New York as trustee and reference is made to the Trust Indenture for a full description of the terms and conditions attaching to the Notes. The Notes are listed on the Luxembourg Stock Exchange (CUSIP number 22409VAC6).

     The Notes bear interest at 10.375% payable semi-annually and mature in July 2012 unless redeemed earlier. The obligations of CP Ships under the Notes are guaranteed by the Note Guarantors. Under the terms of the Notes, CP Ships has the option, in each case subject to payment of any accrued and unpaid interest:

     (i) at any time prior to 5th July 2005, to redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.375% of the principal amount of the redeemed Notes;

     (ii) at any time prior to 15th July 2007, to redeem any of the Notes at a redemption price equal to the principal amount thereof plus a redemption premium equal to the greater of (a) 1% of such principal amount and (b) the excess of (x) the present value at the redemption date of the redemption price of such Notes at 15th July 2007 plus all required interest payments that would otherwise be due to be paid on such Notes between the redemption date and 15th July 2007 excluding accrued but unpaid interest, computed using a discount rate equal to the U.S. Treasury Rate at such redemption date plus 0.50%; over (y) the principal amount of such Notes; and

     (iii) at any time after 15th July 2007 and prior to their maturity, to redeem any of the Notes at an applicable fixed redemption price which gradually decreases from 105.188% of the aggregated principal amount of such Notes if such option is exercised in 2007 to 100% of such amount if such option is exercised in 2010 and thereafter.

     Under the terms of the Notes, if any person or group directly or indirectly acquires 50% or more of CP Ships' outstanding common shares, or if CP Ships consummates certain specific merger or consolidation transactions or sells substantially all of its or its subsidiaries' assets, or the majority of the Board of Directors of CP Ships is replaced during any consecutive two year period and, within 90 days of any such event, the credit rating of the Notes is downgraded or withdrawn by S&P and Moody's, CP Ships will be required to make an offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

     CP Ships is also required to make an offer to purchase outstanding Notes in the principal amount equal to any proceeds (when such proceeds exceed $25 million) from a sale of assets by CP Ships or its subsidiaries that have not been used to repay a third-party debt of any subsidiary of CP Ships or to acquire assets, at a price equal to 100% of such principal amount plus accrued interest up to the date of purchase.

     The indenture governing the Notes contains various restrictive covenants that, among other things, limit the ability of CP Ships and each of its subsidiaries to: (i) incur certain additional indebtedness; (ii) pay dividends on capital stock or redeem capital stock or prepay any subordinated debt;
(iii) make certain investments; (iv) sell assets other than at a fair market value and for cash or other equivalent consideration; (v) enter into transactions with direct or indirect holders of more than 10% of the common shares of CP Ships or of its subsidiaries and with affiliates that are not subsidiaries of CP Ships, other than in good faith and on arm's-length terms;
(vi) create security interests over any of their respective assets other than certain permitted security interests; (vii) sell shares in its subsidiaries or permit its subsidiaries to issue shares; (viii) sell and leaseback assets;
(ix) guarantee debt; (x) consolidate, merge or transfer all or substantially all of CP Ships' assets or (xi) in the case of the Note Guarantors, dispose of their respective assets. All of these restrictions are subject to a number of important limitations and qualifications.

     Events of default under the Notes are customary for this type of debt and, among other things, include the occurrence of an event of default or default with respect to CP Ships' or its subsidiaries' indebtedness for borrowed money having an aggregate principal amount of $20 million or more that results in acceleration of the payment of such indebtedness.

Capital Lease and Other Obligations

     CP Ships has entered into a number of capital leases, which are repayable in monthly instalments ending between 2002 and 2007 and are secured on the leased equipment, mainly containers. Obligations under capital leases bear primarily fixed interest rates, which range from 3% to 13%. Interest expense on such leases amounted to $2 million in 2002 ($3 million in 2001).

Operating Leases

     At 31st December 2002, CP Ships has commitments under operating leases, including obligations under time charters which include certain ship operating expenses, and under long-term bare-boat charters.

             2003                                            159
             2004                                             92
             2005                                             97
             2006                                             59
             2007                                             53
             2008 and thereafter                             162
                                                             ---
                                                            $622

Capital Commitments

     CP Ships has capital commitments at 31st December 2002 of $173 million, principally in respect to shipbuilding contracts, which fall due in 2003.

                                    Ships           Other          Total
             Q1                        69              1              70
             Q2                        38              1              39
             Q3                        63              1              64
             Q4                         -              -               -
    _____                                              -
             Total                    170              3             173

VII.     ADDITIONAL INFORMATION

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

     Additional information including directors' and officers' remuneration and indebtedness, principal holders of CP Ships' securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the CP Ships information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CP Ships' comparative financial statements for the year ended 31st December 2002.

PART B.

                                  UNDERTAKING

CP Ships Limited undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                            ADDITIONAL INFORMATION

The Registrant has in place a Code of Business Conduct applicable to all officers of the Registrant and no amendments have been made nor exemptions granted under it during the year ended 31st December 2002. The Code of Business Conduct is available on the Registrant's website at www.cpships.com. The Registrant intends to disclose on its website any amendments to or waivers from its Code of Business Conduct with respect to the Chief Executive Officer, Chief Financial Officer and Group Controller within five days of any such event.

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

                                  SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:                          CP Ships Limited



By:                                  /s/ Ian J. Webber
                                     ------------------------------------------
                                     Ian J. Webber
                                     Chief Financial Officer

Date:                                4th April 2003

                                CERTIFICATIONS

I, Ray Miles, certify that:

1.   I have reviewed this annual report Form 40-F of CP Ships Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 14 and 15d- 14) for the Registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function);

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    4th April 2003

                                             /s/ Ray Miles
                                             ----------------------------------
                                             Ray Miles
                                             Chief Executive Officer

I, Ian Webber, certify that:

1.   I have reviewed this annual report Form 40-F of CP Ships Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 14 and 15d- 14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function);

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    4th April 2003

                                           /s/ Ian Webber
                                           ------------------------------------
                                           Ian Webber
                                           Chief Financial Officer

                                   EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number                  Document
------                  --------

     1. Management's Discussion and Analysis for the year ended 31st December 2002 (incorporated by reference to Exhibit 10.1 of the Registrant's Report on Form 6-K filed on 3rd April 2003).

     2. Audited Consolidated Financial Statements for the years ended 31st December 2002, 2001 and 2000 (incorporated by reference to Exhibit 10.1 of the Registrant's Report on Form 6-K filed on 4th April
                        2003).

     3.                 Consent of Auditors.

     4. Section 906 certification of Ray Miles, CEO of Registrant, and Ian Webber, CFO of Registrant.

                                                                     Exhibit 3

                        CONSENT OF INDEPENDENT ACCOUNTS




We hereby consent to the use in this Annual Report on Form 40-F of CP Ships Limited of our Auditor's Report dated 6th March 2003 and our Notice to US readers dated 6th March 2003 relating to the consolidated financial statements, which appear in the Annual Report to Shareholders.

/s/ PricewaterhouseCoopers LLP
--------------------------------------
PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
6th March 2003

                                                                     Exhibit 4

               CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                                 AS ENACTED BY
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of CP Ships Limited (the "Company") for the period ended 31st December 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Ray Miles, the Chief Executive Officer, and Ian Webber, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                            /s/ Ray Miles
                                            ----------------------------
                                            Ray Miles
                                            Chief Executive Officer

                                            /s/ Ian Webber
                                            ----------------------------
                                            Ian Webber
                                            Chief Financial Officer

Date:    4th April 2003

A signed original of this written statement required by Section 906 has been provided to CP Ships Limited and will be retained by CP Ships Limited and furnished to the Securities and Exchange Commission or its staff upon request.