Form 40-F
period 2003-12-31
CP SHIPS LTD
filed 2004-04-15
CIK 1157808

United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                   FORM 40-F


(Check One:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended 31st December 2003.    Commission File Number 1-15228




                               CP SHIPS LIMITED
            (Exact name of Registrant as specified in its charter)

                                 NEW BRUNSWICK
       (Province or other jurisdiction of incorporation or organization)

                4012                                           N.A.
    (Primary Standard Industrial                 (I.R.S. Employer Identification
Classification Code (if applicable))                 Number (if applicable))



                            62-65 Trafalgar Square
                                London WC2N 5DY
                                United Kingdom
                      telephone number: +44 20 7389 1100
   (Address and telephone number of Registrant's principal executive office)

                                 J.P. LaCasse
                          CP Ships (Americas) Limited
                     Suite 3300, 401 East Jackson Street,
                             Tampa, Florida 33602
                       telephone number: 1 813 276 4600
           (name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class                                          Name Of Each Exchange On Which Registered
-------------------                                          -----------------------------------------
Common Shares, no par value                                  New York Stock Exchange
Common Share Purchase Rights(1)

(1) Initially attached to and trade with Common Shares




Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                Title Of Class
                                --------------

                         10 3/8% Senor Notes due 2012

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                Title Of Class
                                --------------

                                     None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form          [X]  Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     89,890,519 Common Shares were outstanding as of December 31, 2003

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     Yes                 82 -                 No  X
         ------               ------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes  X              No
                              ------

Part A.


                                [LOGO OMITTED]









                               CP SHIPS LIMITED


                         2003 ANNUAL INFORMATION FORM

                             As of 31st March 2004

                                        TABLE OF CONTENT

Forward Looking Statements......................................................................3
Currency Exchange Rates.........................................................................4
Corporate Structure.............................................................................5
General Development of the Business.............................................................6
       Significant Acquisitions.................................................................6
       Trends...................................................................................7
Narrative Description of the Business...........................................................8
       Overview.................................................................................8
       Competitive Strengths....................................................................9
       Strategy.................................................................................9
       Service.................................................................................10
       Markets and Trade Lanes.................................................................11
       Joint Service Agreements................................................................16
       Operations..............................................................................18
       Sales and Marketing.....................................................................23
       Customers...............................................................................24
       Competition.............................................................................24
       Employees ..............................................................................25
       Insurance...............................................................................25
       Security................................................................................26
       Regulatory Matters......................................................................26
       Environmental Regulations...............................................................29
Selected Consolidated Financial Information....................................................33
       Consolidated Statements of Income Data..................................................33
       Consolidated Balance Sheet Data.........................................................34
       Dividend Policy.........................................................................34
Management's Discussion and Analysis...........................................................35
Market for Securities..........................................................................35
Directors and Management.......................................................................35
       Directors...............................................................................35
       Management..............................................................................38
       Committees of the Board of Directors....................................................39
Description of Indebtedness and Other Obligations and Taxation of CP Ships
and subsidiaries...............................................................................41
       Indebtedness Corporate Structure........................................................41
       Revolving Credit Facility...............................................................42
       10 3/8% Senior Notes due 2012...........................................................43
       4% Convertible Senior Subordinated Notes due 2024.......................................44
       Pacific Class Vessel Loan...............................................................45
       Capital Leases..........................................................................46
       Operating Leases........................................................................47
       Capital Commitments.....................................................................49
       Taxation of CP Ships and subsidiaries...................................................50
Additional Information.........................................................................52

                           FORWARD LOOKING STATEMENTS

          This Annual Information Form ("AIF") and the documents incorporated by reference into it contain certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships Limited ("CP Ships"). These statements can be found in General Development of the Business (Trends), Narrative Description of the Business (Strategy, Ship Replacement Program) and elsewhere in this document. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

          Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this AIF, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in implementing a cost savings program; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practise groups and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

          The above list of important factors affecting forward-looking information is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                            CURRENCY EXCHANGE RATES

          Unless otherwise specified, the financial information relating to CP Ships contained in this AIF is expressed in U.S. dollars. Certain financial information originates in currencies other than U.S. dollars and has been converted into U.S. dollars based on prevailing exchange rates, except for financial information extracted from the consolidated financial statements of CP Ships.
          The following tables set out, for each period indicated, the high, low, average and period end exchange rate for U.S. dollars expressed in Canadian dollars based on the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes:



                                             12 months ended 31st December
                                             -----------------------------

                                          2003           2002           2001
                                          ----           ----           ----

Canadian dollars per U.S. dollar
High in the period                       1.5750         1.6128         1.6023
Low in the period                        1.2923         1.5108         1.4933
Rate at end of period                    1.2923         1.5800         1.5925
Average rate for the period (1)          1.4013         1.5704         1.5487


                                                         2004
                                                         ----

                                         March        February        January
                                         -----        --------        -------

Canadian dollars per U.S. dollar
High in the period                       1.3480         1.3442         1.3340
Low in the period                        1.3080         1.3108         1.2690
Rate at end of period                    1.3100         1.3405         1.3265


----------
(1) The average of the exchange rate on the last day of each month during the period.




          On 31st March 2004, the most recent practicable date prior to the printing of this document, the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes was C$1.31 per $1.00.

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

          The diagram below illustrates the corporate structure of CP Ships including CP Ships' principal subsidiaries, all of which are wholly owned, directly or indirectly, and their jurisdiction of incorporation. Certain subsidiaries of CP Ships which are not material to its business have not been included in this chart.


                              {GRAPHIC OMITTED]


(1) CP Ships owns a 100% interest in Racine Terminal (Montreal) Company and Cast Terminal Company indirectly through Montreal Gateway Terminals Company, which is incorporated in Nova Scotia.
(2) CP Ships (Bermuda) Limited holds a 100% interest in (i) CP Ships (UK) Limited indirectly through three intermediate holding companies, one of which is incorporated in Bermuda and the other two in England and Wales,
     (ii) TMM Lines Limited, LLC and Lykes Lines Limited, LLC indirectly through two intermediate holding companies incorporated in Bermuda.
(3)  Owns and leases CP Ships' containers.
(4) Services are marketed under the following brands: Canada Maritime, Cast, Contship Containerlines and ANZDL.
(5)  Services are marketed under the Italia Line brand.
(6)  Services are marketed under the Lykes Lines brand.
(7)  Services are marketed under the TMM Lines brand.

                      GENERAL DEVELOPMENT OF THE BUSINESS

          On 1st October 2001, CP Ships' former parent, Canadian Pacific, reorganized and divided into five separate companies. As a result, CP Ships became an independent publicly listed company on the TSX and NYSE on 3rd October 2001. CP Ships' maritime roots date back to 1886 when Canadian Pacific established a marine service to Asia to generate volume for the Pacific terminal of its newly completed trans-Canada railway. Canadian Pacific began operating a shipping business on the Atlantic in 1903. In 1968, Canadian Pacific reorganized its North Atlantic shipping operations to concentrate on container services and in 1984, co-founded Canada Maritime, purchasing the minority interest in 1993.

          Since 1993, CP Ships has grown substantially both through organic growth and through strategic acquisitions where it has established a record of successfully improving the operations and the profitability of acquired businesses. CP Ships focuses on maintaining and improving results of acquired businesses by increasing volumes, enhancing operating efficiencies, reducing costs, improving the organization and building brand strength.

Significant Acquisitions

          Since 1993, CP Ships has successfully completed the nine acquisitions listed below. The remarks include the condition of each business at the time of acquisition. Other than Ivaran Lines and CCAL, which have been merged into Lykes Lines, each of the other acquired businesses continues as a significant brand in CP Ships' current operations.


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


          In January 1993, CP Ships acquired the 43% minority interest in Canada Maritime which it did not already own. This acquisition permitted it to plan more effectively as the sole shareholder.

          In April 1995, Cast was acquired out of a bankruptcy proceeding. A new management team was appointed and Cast's service offering and organization were revitalized. Both Canada Maritime and Cast operate services on the TransAtlantic market between Europe and Montreal, serving the U.S./Canada market.

          CP Ships acquired Lykes Lines in July 1997, also out of bankruptcy. This acquisition extended its TransAtlantic coverage to the U.S. East and Gulf Coasts. The same management team that had turned around Cast restructured Lykes Lines' services, repositioned its marketing strategy, reorganized the management structure and implemented cost reduction programs.

          The acquisition of Contship Containerlines in October 1997 provided CP Ships with a platform to enter other markets, principally Australasia. Contship Containerlines' Gulf-Mediterranean service complemented Lykes Lines' service in that trade lane. Contship Containerlines also operates
Round-the-World Services.

          Ivaran, which was acquired in May 1998, extended CP Ships' coverage to the U.S. East Coast and Gulf Coast-South America trade lanes. This acquisition permitted it to secure trade lane economies of scale and cost synergies. The Ivaran brand name was replaced by Lykes Lines in 2000.

          In December 1998, CP Ships acquired ANZDL, the market leader in the U.S. West Coast-Australasia trade lane. ANZDL also offered CP Ships improved economies of scale and operating and cost synergies in the Australasian market.

          In January 1999, CP Ships formed the Americana Ships joint venture with Transportacion Maritima Mexicana SA de CV ("TMMsa") in order to create a strong regional competitor in the U.S. Gulf, Mexico, Central and South American trade lanes. The 50/50 joint venture combined services in this region, Lykes Lines and Ivaran Lines, with TMM Lines, the container shipping business of TMMsa. Effective 1st January 2000, CP Ships acquired TMMsa's 50% interest in the Americana Ships joint venture.

          In August 2000, CP Ships purchased Christensen Canadian African Lines ("CCAL"), which provides services between Montreal and the U.S. East Coast and South Africa, building on Lykes Lines' position in the South Africa trade lane. CCAL now operates under the Lykes Lines brand name.

          In August 2002, CP Ships acquired from d'Amico Societa di Navigazione S.p.A. and others all of the issued and outstanding shares of Italia di Navigazione S.p.A., an Italian company headquartered in Genoa, Italy. Italia Line operated services between the Mediterranean-West Coast North America, Mediterranean-Central and South America, West Coast North America-West Coast Central and South America, and Intra-Central and South America. On 31st January 2004, the registered office of Italia was moved to Delaware, USA and the name changed to Italia di Navigazione LLC.


Trends

          Between 1996 and 1998, container shipping capacity grew faster than demand for container shipping services. This situation, coupled with the Asian economic crisis in 1998, caused a sharp decline in industry profitability in 1998. In 1999, improved container volumes due to higher demand, combined with lower deliveries of new ship capacity, led to an improved balance between supply and demand and to higher freight rates, particularly in the Asian export markets. In 2000, stable freight rates and a further improved balance between supply and demand generally resulted in substantially improved profitability among carriers. Since the Asian economic crisis in 1998, the industry has demonstrated a greater willingness to rationalize services on all trade lanes, mainly through joint service agreements and slot charter agreements. Carriers also successfully adjusted to deregulation of the industry in the United States that occurred in 1998. In 2001, growth in global container shipping capacity outpaced the 3.8% growth in international container trade growth which was adversely affected by the global economic slowdown, particularly in the U.S. These combined factors had a negative impact on the industry's profitability in 2001. In 2002, global container capacity growth grew at 10.4% and growth in international container trade grew at 10.2%, narrowing the gap between supply and demand.

          In 2003 global container capacity growth was 9.4% with strong growth in international container trade at 12.1%, driven by growth in the Asian markets. This strong demand led to improved trading conditions in 2003 and improved industry profitability.

          CP Ships recorded a substantial improvement in profits during 2003 despite significant pressure on costs and strong competition in most of our trade lanes. Both volume and revenue were CP Ships records. Container carryings at 2.2 million teu were 9% higher than 2002, reflecting strong growth in TransAtlantic, Latin America and Asia, partly offset by lower volume in Australasia. Revenue at $3.14 billion was 17% higher than $2.69 billion in 2002. The average freight rate, which excludes inland transport and slot charter revenue, increased 7% in 2003 due to better market conditions in most trade lanes. These improvements were partially offset by higher operating costs. Cost per teu for 2003 was up by 6% compared to 2002 due mainly to three factors: firstly, the estimated net effect of the weaker US$ was adverse by $56 million; secondly, fuel costs were up $71 million, of which $38 million was from higher price; thirdly, charters for 26 ships were renewed in 2003, nearly all at higher rates with an estimated adverse impact of $17 million. The annualized effect of these charter renewals is $34 million. Other operating expenses including terminal and inland transport were also higher due to price inflation. The overall increase was partly offset by the cost reduction program.

          Assuming continued solid growth in the world economy, CP Ships believes that the balance of supply and demand in the global container shipping industry should remain favourable. CP Ships expects continued strong volume and further freight rate improvements will continue to outweigh the negative effect on our costs of a weaker US$ and charter renewals, and we therefore expect that earnings in 2004 will be higher than in 2003.


                     NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

          CP Ships is one of the world's leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. It operates a fleet of 80 ships in 22 trade lanes focusing on four principal markets. In 2003, the Company transported 2.2 million twenty foot equivalent units ("teu"), the standard measure of volume in the industry, on behalf of approximately 23,700 customers. Based on standing capacity, CP Ships ranks as the eleventh largest carrier in the world, giving it the economies of scale available to global carriers.

          In 2003, the Company had revenue of $3.14 billion and EBITDA(1) of $250 million before an exceptional charge of $10 million related to its organizational restructuring in Europe.

          CP Ships is a regional specialist that offers direct services to a wider range of ports within a particular market than is generally offered by global carriers. This approach, together with its global scale, allows it to provide customers with the local expertise and market presence of a regional specialist combined with many of the operating advantages of a global carrier. CP Ships provides scheduled services in its four principal markets:
TransAtlantic, Australasia, Latin America and Asia, which it serves through seven well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines, TMM Lines and Italia Line.

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

          Over the last seven years, CP Ships considers it has outperformed, on the basis of return on capital employed ("ROCE"), in both weak as well as strong market conditions, the average ROCE of those carriers in the top 20 for which data is publicly available, due to its business model based on its competitive strengths and strategy which are discussed below.




          --------------------------------------------------------------------
          (1) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interest and equals operating income before exceptional items plus depreciation and amortisation. EBITDA, which is considered to be a meaningful measure of operating performance, does not have a standardised meaning under Canadian GAAP and may not be comparable with similar measures used by others.

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

          Regional focus. The Company's regional focus provides more reliable and frequent service schedules, flexible and timely responses to changes in local market conditions, the ability to offer customized services, greater trade lane economies of scale and premium pricing for its services. These attributes, along with its strong market position, provide it with a measure of protection from new competitors on its core trade lanes.

          Low cost operator. A combination of global scale economies and trade lane scale economies based on strong market position has allowed CP Ships to reduce its costs significantly. Savings in costs associated with ship networks, terminals and stevedoring, the container fleet, inland transport and administration have contributed to a 19% reduction in cost per teu from 1996 to 2002. Cost per teu increased in 2003 compared to 2002 by 6%, mainly due to increased fuel and charter costs and the depreciation of the U.S. dollar, which increased the reported amount of the substantial portion of CP Ships' costs incurred in other currencies, such as the euro, Canadian dollar and GB Pound. CP Ships remains committed to its cost savings programs.

          Diversified customer base. CP Ships has approximately 23,700 customers which are diversified both by geography and by industry. Its largest customer represented 2.1% of its revenue in 2003, and its top ten customers accounted for only 8.5%. This diversity protects CP Ships against the adverse effect of relying on a single customer or industry.

          Successful track record of acquisitions. CP Ships has successfully completed nine acquisitions since 1993 mainly involving the turn-around of under performing businesses. It has successfully integrated those businesses, improving both services and profitability. Acquisitions have contributed to a compound annual growth of revenue of 25% since 1994.

          Experienced management team. CP Ships' senior management team average over 20 years experience in the container shipping industry. The large majority of the management team has worked for CP Ships or with its acquired businesses for many years. Incentives are provided to senior management through share-based compensation and to all staff (including senior management) through cash incentives based on operating income.


Strategy

          Six principal strategies underpin CP Ships' business model.

          Concentration on container shipping. CP Ships concentrates on container shipping services, which allows management to focus and to plan for and quickly respond to often rapidly changing economic, political and trade conditions in what is a truly international business.

          Focus on regional markets. CP Ships has built strong positions in a number of regional markets. It is the leading carrier in the majority of its core trade lanes, which allows it to offer the best schedules and services to its customers and to maximize trade lane economies of scale.

          Pursue selective acquisitions. Since 1993, nine acquisitions have been executed and integrated successfully, often involving the turnaround of under-performing businesses. CP Ships' revenue is now seven times larger than in 1994. In a relatively fragmented and cyclical industry, there will likely be further acquisition opportunities. CP Ships expects to continue to pursue a disciplined acquisition strategy that enables it either to grow in its existing markets or to carefully expand into new markets, thereby helping it to achieve further economies of scale that improve operating performance.
          Furthermore, as a way of leveraging strong regional positions and adding value to our core container services, CP Ships intends to selectively and modestly develop logistics services. In March 2004, CP Ships announced the planned acquisition of Montreal based ROE Logistics, a family owned business specializing in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services

          Enhance strong brands. CP Ships offers two or more of its well-recognized brands in nearly all of its trade lanes. It intends to strengthen its brands by continuing to respond to the evolving needs of its customers by selectively expanding its services, improving service frequencies and transit times, improving the efficiency of its inland transportation networks and implementing effective training and staff retention programs. CP Ships considers that its multiple branding approach results in higher levels of service and customer loyalty and is one of the best ways to build and retain market share.

          Provide supply chain solutions. Integrated door-to-door or intermodal container transportation is the largest component in the logistics supply chains of international trade. CP Ships continues to emphasize consistently reliable, tailor-made intermodal supply chain solutions for its customers to strengthen customer relationships and protect operating margins.

          Reduce costs. Delivering low-cost, high-quality service is a key to success in the highly competitive container shipping industry. CP Ships reduced its cost per teu by 14% from 1996 to 2003, and remains committed to its cost savings programs.


Service

          CP Ships provides port-to-port and door-to-door ocean container shipping services with 27 weekly sailings and eight non-weekly sailings covering more than 145 ports on six continents. It emphasizes the provision of door-to-door services to its customers. A typical shipment generally involves the following steps:

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

Markets and Trade Lanes

          As at 31st December 2003, CP Ships operated in the following trade lanes of its principal markets under the following brand names:


Principal Market       Services     Trade Lanes                                 Brands
----------------       --------     ---------------------------------------     -----------------------------------
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

Australasia                6        Europe and US East Coast-Australasia        Contship Containerlines, ANZDL,
                                                                                Lykes Lines
                                    US West Coast-Australasia                   ANZDL, Contship Containerlines
                                    TransTasman                                 ANZDL, Contship Containerlines

Latin America             10        North Europe-East Coast South America       Lykes Lines, TMM Lines, Contship
                                                                                Containerlines
                                    Mediterranean-East Coast South America      Lykes Lines, Contship Containerlines,
                                                                                Italia Line
                                    US East Coast-East Coast South America      Lykes Lines, TMM Lines
                                    Gulf-East Coast South America               Lykes Lines, TMM Lines
                                    Gulf-Caribbean                              Lykes Lines, TMM Lines

                                    Mexico-Central  America-West  Coast         Lykes Lines, TMM Lines, Italia Line
                                    South America
                                    Mediterranean-West Coast South America      Lykes Lines, TMM Lines
                                    Panama-West Coast South America             Lykes Lines, TMM Lines, Italia Line

Asia                       5        Asia-Americas                               Lykes Lines, TMM Lines, Canada
                                                                                Maritime
                                    Europe-India/Pakistan                       Contship Containerlines
                                    US East Coast-India                         Contship Containerlines, Lykes Lines



          In addition to its four principal markets, CP Ships also operates in the North America-West/South Africa trade lane and provides a small break-bulk service between Asia-Latin America-Caribbean, both under the Lykes Lines and TMM Lines brands.

          The following tables illustrate volume and revenue for CP Ships' principal markets for the last three years. Percentages of total are shown for both volume and revenue for 2003.



                               Volume By Market

                       2003                           2002           2001
                      Volume           % of          Volume         Volume
Market              (teu 000s)        Total        (teu 000s)     (teu 000s)
------------------  ------------  -------------  --------------  ------------
TransAtlantic          1,163             53           1,039            942
Australasian             304             14             334            348
Latin American           239             11             174            162
Asian                    453             21             424            331
Other                     36              1              37             59
                          --              -              --             --
Total                  2,195            100           2,008          1,842
                       =====            ===           =====          =====


                              Revenue By Market

                       2003                           2002            2001
                     Revenue          % of          Revenue         Revenue
Market             ($ millions)       Total       ($ millions)    ($ millions)
------------------  ------------  -------------  --------------  ------------
TransAtlantic          1,577              50          1,328           1,323
Australasian             516              16            531             549
Latin American           297              10            238             244
Asian                    636              20            508             435
Other                    110               4             82              95
                         ---               -             --              --
Total                  3,136             100          2,687           2,646
                       =====             ===          =====           =====


TransAtlantic Market

          In 2003, 53% of CP Ships' volume was in the TransAtlantic market, where it provided services under the Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines brands. CP Ships offers 12 services on the TransAtlantic, of which 10 are fixed-day weekly sailings, providing the most comprehensive service network in the market. Through efficient links to an extensive inland transportation network in North America, Mexico and Europe, CP Ships provides its customers with the choice of seamless door-to-door services as well as port-to-port service options.

          Within the TransAtlantic market, CP Ships is the leader in the US/Canada via Montreal-North Europe and the US/Canada via Montreal-Mediterranean trade lanes with five weekly services, using a fleet of owned ice-strengthened container ships which are designed to operate throughout the year. Two ice-strengthened newbuilds were introduced in the second half of 2003 in the Montreal-North Europe trade lane. The consequent cascading of ships that took place within the services including the Montreal-Mediterranean trade lanes served to modernise, upgrade and improve each of the five weekly services. The Montreal Gateway provides a more direct route to Canada and the U.S. Midwest and accesses a more cost effective Canadian infrastructure, including CP Ships' operated terminals in Montreal and Canadian Pacific Railways' rail network than alternate services via the U.S. East Coast.

          CP Ships' Gulf trade lanes serve U.S. and Mexican ports in the Gulf of Mexico with three weekly services and one nine day service. Its regional focus on the Gulf within the TransAtlantic market and its market share are strengthened by the strong brand recognition of Lykes Lines in the U.S. Gulf, TMM Lines in Mexico and Italia Line in the Mediterranean.

          CP Ships also operates two weekly services in the US East Coast-North Europe trade lane and with the acquisition of Italia Line, CP Ships has increased its presence on the West Coast North America-Mediterranean trade lane where it operates a 10 day service.


Trade Lanes                         Services      Company Ships     Frequency     Brands
-----------                         --------      -------------     ---------     ------
US/Canada via Montreal-North            3               7           3 x weekly    Canada Maritime, Cast
Europe

US/Canada via                           2               6           2 x weekly    Canada Maritime, Cast
Montreal-Mediterranean

West Coast North                        1               6           1 x 10 days   Lykes Lines, TMM Lines, Contship
America-Mediterranean                                                             Containerlines, Italia Line

US East Coast-North Europe              2               1           2 x weekly    Lykes Lines, TMM Line

Gulf-North Europe                       3               8           3 x weekly    Lykes Lines, TMM Line

Gulf-Mediterranean                      1               5           1 x 9 days    Lykes Lines, TMM Lines, Contship
                                                                                  Containerlines, Italia Line

          CP Ships believes that its extensive low cost service network, regional multi-brand focus, door-to-door capabilities, and significant volume and trade lane economies of scale strengthen its position as the leading carrier in the TransAtlantic market.

Australasian Market

          CP Ships operates six services in three trade lanes in the Australasian market through its Contship Containerlines, ANZDL and Lykes Lines brands. The Australasian market accounted for 14% of CP Ships' volume in 2003. CP Ships is a leader in its Australasian trade lanes.

          In January 2003, following two years of planning, CP Ships in cooperation with P&O Nedlloyd, CMA-CGM, Hamburg Sud, Hapag Lloyd and Marfret, substantially restructured the services within the Europe-Australiasia and Round-the-World trade lanes. CP Ships, with its partners, now operates two separate fixed-day weekly Round-the-World services, one eastbound and the other westbound. These services link Australia, New Zealand and the Pacific Islands with Northern and Mediterranean Europe and the U.S. East Coast. The new services are supported by 22 vessels, 10 of which are new purpose-built larger vessels with a high reefer capacity. These changes achieve a more consistent market coverage, offer better schedule integrity through improved frequency and better transit times with the deployment of fewer ships at lower cost.

          In the US West Coast-Australasia trade lane, two weekly services are operated. CP Ships also operates two services in the TransTasman trade lane under the ANZDL and Contship Containerlines brands. One service operates two ships and the other operates on a slot charter basis. In addition, a number of CP Ships' other mainline services also serve the TransTasman trade lane.

Trade Lanes                        Services     Company Ships     Frequency     Brands
-----------                        --------     -------------     ---------     ------
Europe and US East                    2               6            2 x weekly   Contship Containerlines, ANZDL,
Coast-Australasia                                                               Lykes Lines

                                      2               6            2 x weekly   ANZDL, Contship Containerlines
US West Coast-Australasia

TransTasman                           2               2            1 x 14 days  ANZDL, Contship Containerlines
                                                                   1 x weekly
                                                                   (plus
                                                                   various
                                                                   mainline
                                                                   services)


Latin American Market

          The Latin American market accounted for 11% of volume in 2003 with ten services in eight trade lanes. The North American services are marketed under the Lykes Lines and TMM Lines brands and the European services under the Lykes Lines, TMM Lines, Italia Lines and Contship Containerlines brands. Lykes Lines and TMM Lines also market services in the Asia-Americas trade lane (which is discussed in "Asian Market" below) as well as the Gulf-North Europe and Gulf-Mediterranean services included in the TransAtlantic market, all of which call at Mexican ports.

          During the fourth quarter of 2003, the Gulf-West Coast South America service, formerly the Italia relay was discontinued and replaced by three slot charter arrangements (described below) to improve performance.

          Mediterranean-West Coast South America service operated by Compania Sudamericana de Vapores ("CSAV") and Compania Chilena de Navegacion Interoceanica SA ("CCNI") covering the Mediterranean-West Coast South America tradelane and the West Coast North America-Mediterranean trade;

          Panama-West Coast South America service operated by P&O Nedlloyd, which connects West Coast South America with the Caribbean via Manzanillo International Terminal relay;

          Mexico-Central America-West Coast South America service operated by MSC. The Asia to Central America and West Coast South America trades will now be served on this arrangement via Manzanillo, Mexico relay following the termination notice on the Asia-West Coast North America-Mexico-West Coast South America service, which is to be terminated.

Trade Lanes                       Services      Company Ships     Frequency     Brands
-----------                       --------      -------------     ---------     ------
North Europe-East Coast South        2                2           1 x weekly    Contship Containerlines, Lykes
America                                                           1 x 8 days    Lines, TMM Lines

Mediterranean-East Coast             1           Slot charter     1 x weekly    Contship Containerlines, Lykes
South  America                                                                  Lines, Italia Line

US East Coast-East Coast             2           Slot charter     2 x weekly    Lykes Lines, TMM Lines
South  America

Gulf-East Coast South America        1                4           1 x weekly    Lykes Lines, TMM Lines


Gulf-Caribbean                       1                3           1 x weekly    Lykes Lines, TMM Lines

Mediterranean-West Coast
South America                        1           Slot Charter     1 x 14 days   Lykes Lines, TMM Lines, Italia Line

Mexico-Central America-West          1           Slot Charter     1 x 8 days    Lykes Lines, TMM Lines, Italia Line
Coast South America

Panama-West Coast South              1           Slot Charter     1 x 7 days    Lykes Lines, TMM Lines, Italia Line
America


Asian Market

          The Asian market accounted for 21% of CP Ships' volume in 2003. Its presence in Asia was established with the acquisition of Contship
Containerlines in 1997 and expanded with the formation of the Americana Ships joint venture in January 1999. At present CP Ships operates five services in three trade lanes.

          CP Ships operated three services in the Asia-Americas trade lane. One service between Asia and the West Coast North America and Mexico, one between Asia and the West Coast North America, Mexico and West Coast South America and, launched during 2003, a fixed day weekly service between North East Asia including China and Vancouver, BC deploying five ships. This third Asia-Americas route strengthened market presence and created further operating efficiencies by using existing organizations in Asia and North America. CP Ships tendered a termination notice on the Asia-West Coast North America, Mexico, West Coast South America service with a phase out from December 2003 to February 2004. In February 2004, a new service between Asia and Vancouver and Oakland was announced. Scheduled to start in April, it complements the existing Asia-Vancouver service, further strengthening market presence in the Asia-Americas trade lane where trade growth is expected to remain strong.

          On the Asia-North Europe and Asia-Mediterranean trade lanes, CP Ships did not renew its slot charter agreement with CMA-CGM which terminated in March 2003.

          On the Europe-Indian Subcontinent trade lane, CP Ships continues to co-operate with P&O Nedlloyd and CMA-CGM, providing two of the seven vessels deployed in a fixed-day weekly service. Hapag Lloyd and Hamburg Sud also participate on the service, through means of slot charter arrangements. Safmarine withdrew from the service in July 2003, but sustained growth in the Indian economy has allowed the remaining members of the Agreement to successfully absorb the capacity vacated by Safmarine. The Service scope covers Europe, Red Sea, Arabian Gulf, Pakistan and India.

          The US East Coast - India Service is fixed-day weekly, operated in conjunction with CMA-CGM, Shipping Corporation of India and APL. CP Ships contribute two of the seven vessels operated in the service. The service connects the U.S. East Coast, Mediterranean, Sri Lanka and India.


Trade Lanes                  Services      Company Ships     Frequency         Brands
-----------                  --------      -------------     ---------         ------
Asia-Americas                    3               11           3 x weekly       Lykes Lines, TMM Lines, Canada
                                                                               Maritime

Europe-India/Pakistan            1               2            1 x weekly       Contship Containerlines, Lykes lines

US East Coast-India              1               1            1 x weekly       Contship Containerlines, Lykes Lines


The Westabout Europe and US East Coast - Australasia service, which is in the Australasian market, calls at South East Asian ports en route to North Europe and the Mediterranean


Other Markets

          Other markets comprised approximately 1% of CP Ships' 2003 volumes. Lykes Lines operates a roll-on roll-off ("Ro Ro") service between North America and West/South Africa. Ro Ro ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on and off the ship.

          CP Ships also operates an Asia-West Coast Latin America-Caribbean break-bulk service. Other markets activities also include the two terminals in Montreal that CP Ships operates for Canada Maritime and Cast and their service partners, together with sub-chartering out of ships that are temporarily surplus to needs.

Trade Lanes                   Services     Company Ships     Frequency     Brands
-----------                   --------     -------------     ---------     ------
North America-West/South         1               5           1 x 15 days   Lykes Lines, TMM Lines
Africa
                                 1               1           1 x 30 days   Lykes Lines, TMM Lines
Break-bulk service


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

          The following describes selected joint service agreements to which CP Ships is a party:

o US/Canada via Montreal-North Europe trade lane: CP Ships operates two services in partnership with Orient Overseas Container Line ("OOCL") under the St. Lawrence Co-ordinated Service, which was established in 1981. Canada Maritime provides four ships and OOCL provides two ships. In December 2002, CP Ships and OOCL agreed to charter a fixed number of slots to members of the

     Canex consortium: Maersk Sealand, Mediterranean Shipping Company and P&O Nedlloyd. The two year agreement took effect from January 2003. At the same time, Canex moved its existing service to CP Ships' Montreal Gateway Terminals.

o US East Coast-North Europe and Gulf-North Europe trade lanes: Since October 2000, the Lykes Lines and TMM Lines brands have been operating two joint weekly services in the US East Coast-North Europe trade lane and three joint weekly services in the Gulf-North Europe trade lane with the Grand Alliance, one of the three principal Alliances, whose partners in the TransAtlantic trade lane are P&O Nedlloyd, Nippon Yusen Kaisha, OOCL, and Hapag Lloyd. CP Ships contributes nine of the 31 ships deployed in this arrangement.

o Europe/US East Coast-Australasia trade lane: At the beginning of 2003, CP Ships in cooperation with P&O Nedlloyd, CMA-CGM, Hamburg Sud, Hapag Lloyd and Marfret, extensively restructured the services within its Europe-Australasia and Ocean Star Round-the-World trade lanes. CP Ships, with its partners now operates two separate fixed-day weekly Round-the-World services; one eastbound and the other westbound. These services link Australia, New Zealand and the Pacific Islands with Northern and Mediterranean Europe and the U.S. East Coast. The services are supported by 22 vessels, 10 of which are new purpose-built larger vessels with a high reefer capacity.

o Gulf-East Coast South America: CP Ships operates a fixed-day weekly service between the U.S., Mexico and East Coast South America, under the Lykes Lines and TMM Lines brands. It is operated under a co-operation agreement with Libra using six ships, four of which are provided by CP Ships

o Asia-Americas trade lane: CP Ships operates three fixed-day weekly services under the Lykes Lines, Canada Maritime and TMM Lines brands. One service is operated between Asia and U.S. West Coast North America,Mexico under a co-operation agreement with APL using six ships, four of which are provided by CP Ships.

o The trade lanes between the Indian Subcontinent and Europe and the Indian Subcontinent and the U.S. East Coast are each governed by Joint Service Agreements. The service to Europe is operated in conjunction with CMA-CGM and P&O Nedlloyd, with slot capacity distributed in agreed proportions. The parties to the Agreement collectively sell slot capacity to Hapag Lloyd and Hamburg Sud. The service to the U.S. East Coast is operated in conjunction with CMA-CGM, Shipping Corporation of India and APL. Under this Agreement, slot capacity is distributed in accordance with slot provision. Hapag Lloyd and United Arab Shipping Company participate in the service via means of Slot Charter Agreements with CP Ships.

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

Operations

Ships

          The following table lists the 80 ships owned and chartered by CP Ships as at 31st December 2003:

                                                                       NOMINAL                   MAX SERVICE
          SHIP            YEAR                TRADELANES              CAPACITY(2)      OWNED /      SPEED     SHIP
                         BUILT                                         (teu)      CHARTERED(1)(3)  (knots)   TYPES(4)
Canmar Honour             1998   US/Canada via Montreal-North Europe    3000           Owned          22        U
Canmar Pride              1998   US/Canada via Montreal-North Europe    3000           Owned          22        U
Cast Prominence           1996   US/Canada via Montreal-North Europe    2400           Owned          20        U
Cast Premier              1995   US/Canada via Montreal-North Europe    2300           Owned          21        U
Cast Prospect             1995   US/Canada via Montreal-North Europe    2400           Owned          21        U
Canmar Spirit             2003   US/Canada via Montreal-North Europe    4100           Owned (8)      23        U
Canmar Venture            2003   US/Canada via Montreal-North Europe    4100           Owned (8)      23        U
Canmar Endurance          1983   US/Canada via                          1900           Owned          20        U
                                 Montreal-Mediterranean
Canmar Valour             1979   US/Canada via                          1000           Owned          19        U
                                 Montreal-Mediterranean
Canmar Glory              1979   US/Canada via                          1000           Owned          19        U
                                 Montreal-Mediterranean
Canmar Triumph            1978   US/Canada via                          1000           Owned          19        U
                                 Montreal-Mediterranean
Canmar Victory            1979   US/Canada via                          1000           Owned          19        U
                                 Montreal-Mediterranean
Canmar Bravery            1978   US/Canada via                          1700           Owned          19        U
                                 Montreal-Mediterranean
Lykes Hero                1986   US East Coast-North Europe             2900           Owned          21        U
TMM Jalisco               1988   Gulf-North Europe                      3300           Owned          21        U
Lykes Discoverer (5)      1987   Gulf-North Europe                      3000           Owned          19        U
Lykes Explorer (5)        1987   Gulf-North Europe                      3000           Owned          19        U
Lykes Liberator (5)       1987   Gulf-North Europe                      3000           Owned          19        U
Lykes Navigator (5)       1987   Gulf-North Europe                      3000           Owned          19        U
Lykes Motivator (5)       1990   Gulf-North Europe                      3000           Owned          22        U
TMM Campeche              1989   Gulf-North Europe                      3000           Owned          21        U
TMM Yucatan               2003   Gulf-North Europe                      3200           Owned          22        G
Lykes Ambassador          1987   Gulf-Mediterranean                     3300           Owned          21        U
TMM Sinaloa               1987   Gulf-Mediterranean                     3300           Owned          21        U
TMM Hermosillo            1986   Gulf-Mediterranean                     3300           Owned          21        U
Lykes Achiever            1987   Gulf-Mediterranean                     3300           Owned          21        U
Lykes Challenger          1986   Gulf-Mediterranean                     3300           Owned          21        U
TMM Sonora                1994   West Coast North                       2400            MTC           20        U
                                 America-Mediterranean
Lykes Commander           1994   West Coast North                       2400            MTC           20        U
                                 America-Mediterranean
Cielo di San Francisco    1998   West Coast North                       2500            MTC           21        G
                                 America-Mediterranean
Cielo del Canada          1998   West Coast North                       2500            MTC           21        G
                                 America-Mediterranean
Cielo d' America          2002   West Coast North                       2500            MTC           21        G
                                 America-Mediterranean
Cielo d' Europa           2002   West Coast North                       2500            MTC           21        G
                                 America-Mediterranean
Contship Rome             1998   Europe and US East                     2200            MTC           21        G
                                 Coast-Australasia
Contship London           1997   Europe and US East                     2200            MTC           21        G
                                 Coast-Australasia
Contship Aurora           2002   Europe and US East                     4100           Owned          25        U
                                 Coast-Australasia
Contship Australis        2002   Europe and US East                     4100           Owned          25        U
                                 Coast-Australasia
Contship Borealis         2002   Europe and US East                     4100           Owned          25        U
                                 Coast-Australasia
Contship Auckland         1998   Europe and US East                     2200            STC           21        G
                                 Coast-Australasia
Direct Kea                1998   US West Coast-Australasia              2200            MTC           21        G
Direct Tui                1998   US West Coast-Australasia              2200            MTC           21        G
Direct Condor             2000   US West Coast-Australasia              1700            STC           20        G
Direct Jabiru             2000   US West Coast-Australasia              1700            STC           20        G
Direct Kestrel            2000   US West Coast-Australasia              1700            STC           21        G


                                                                       NOMINAL                   MAX SERVICE
          SHIP            YEAR                TRADELANES              CAPACITY(2)      OWNED /      SPEED     SHIP
                         BUILT                                         (teu)      CHARTERED(1)(3)  (knots)   TYPES(4)
Direct Eagle              2000   US West Coast-Australasia              1600           STC           20        G
Rotoiti                   1977   Trans Tasman                            800          Owned          16      Ro Ro
Rotorua                   1993   Trans Tasman                            700           STC           16      Ro Ro
Lykes Envoy               2003   North Europe-East Coast South          2500           MTC           23        G
                                 America
Altonia                   2000   North Europe-East Coast South          1700           STC           20        G
                                 America
Lykes Flyer               2002   Gulf-East Coast South America          3200          Owned          22        G
Lykes Ranger              2002   Gulf-East Coast South America          3200          Owned          22        G
TMM Colima                2002   Gulf-East Coast South America          3200          Owned          22        G
TMM Guanajuato            2002   Gulf-East Coast South America          3200          Owned          22        G
TMM Chiapas               2001   Gulf-Caribbean                         1600           STC           21        G
Colombia                  1996   Gulf-Caribbean                         1600           STC           20        G
Puerto Limon              1996   Gulf-Caribbean                         1500           STC           20        G
TMM Tabasco               2000   Asia-Americas                          2100          Owned          22        G
Lykes Voyager             1995   Asia-Americas                          2100          Owned          21        G
Lykes Deliverer           2002   Asia-Americas                          4100          Owned (9)      25        U
Lykes Provider            2003   Asia-Americas                          4100          Owned (9)      25        U
TMM Monterrey             2003   Asia-Americas                          4100          Owned (9)      25        U
Canmar Dynasty            1994   Asia-Americas                          2100          Owned          21        G
Dorian                    1994   Asia-Americas                          1500           STC           20        G
TMM Aguascalientes        2003   Asia-Americas                          4100          Owned (9)      25        U
TMM Hidalgo               1997   Asia-Americas                          1700           STC           20        G
Canmar Promise            1997   Asia-Americas                          2100           STC           20        G
Lykes Eagle               2000   Asia-Americas                          2100          Owned          22        G
Indamex Malaber           2001   US East Coast-India                    2500           STC           23        U
Indamex Mumbai            1996   US East Coast-India                    2800           STC           22        U
Contship Champion         1994   Europe-India/Pakistan                  3500           STC           23        U
Contship Innovator        1994   Europe-India/Pakistan                  3500           STC           23        U
Lykes Energizer           1992   North America-South Africa              700           MTC           17      Ro Ro
Lykes Raider              1990   North America-South Africa              800           MTC           17      Ro Ro
Lykes Inspirer            1990   North America-South Africa              700           MTC           17      Ro Ro
Lykes Winner              1990   North America-South Africa              700           MTC           17      Ro Ro
Lykes Runner              1992   North America-South Africa              800           MTC           17      Ro Ro
National Pride (6)        1981   Break-bulk                              500           STC           16        BB
Montreal Senator (7)      1983   Sub-Charter                            1900          Owned          20        U
APL Honduras (7)          2002   Sub-Charter                            4100          Owned (9)      25        U
APL Panama (7)            2002   Sub-Charter                            4100          Owned (9)      25        U
                                                                    --------------
CP Ships total standing capacity                                       197,500

(1) Owned ships includes four long-term chartered ships owned by certain U.S. trusts, the beneficial interests in which were purchased by CP Ships in September 2001, two ships under 25 year capital leases and six long-term (8 year) time chartered ships which for accounting purposes are treated as operating leases.

(2) Nominal capacity represents the total number of slots theoretically available both above and below decks and is therefore different from operational capacity which takes account of average cargo weight, destination of cargo, likely weather conditions, draft limitations, ship stability, and other factors which generally reduce the ship capacity, often significantly.

(3) Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance. In contrast, under a time charter the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter ("STC") is a time charter of one year or less, medium-term charter ("MTC") is a time charter more than one year but less than three years; and long-term charter ("LTC") is a time charter three years or more other than those included in footnote one. For each ship listed, the duration of the term is determined as from the date of entering into the charter.

(4) Geared ("G") ships have on-board cranes, while ungeared ("U") do not. Roll-on Roll-off ("Ro Ro") ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. Break-bulk ("BB") ships may also handle containers.

(5)  U.S. flag ships.

(6)  One-way voyage charters.

(7)  Ships not employed by CP Ships at 31st December 2003.

(8)  Ships subject to 25 year capital lease

(9)  Long term (8 year) time chartered


Ship Replacement Program

          During 2003, CP Ships completed its $800 million ship replacement program, commenced in 1999, to replace a number of its chartered ships with owned ships. The replacement program comprised purchasing 13 used ships, building ten new ships and entering into long-term charter arrangements on a further six new ships. It followed the integration of various acquisitions during the 1990s and a comprehensive review of its ship fleet requirements and took into account three key factors. First, CP Ships believes that it can reduce its costs over the medium to long-term by owning ships rather than chartering them. Second, a higher proportion of owned ships will reduce its exposure to volatility in operating costs from the charter market and therefore improve the stability of CP Ships expenses. Third, it can be difficult to charter ships with optimum characteristics for certain trade lanes at the time they are needed.

          The 23 replacement ships are medium-sized from 2100 to 4100 teu, which CP Ships believes to be the optimal size range for operations in regional markets. Each of the new ships has been specifically designed for the trade in which it is intended to operate. Three, which operate in the Australasian trades, have the capacity to carry a significant number of refrigerated containers for temperature sensitive cargo, two are ice-strengthened to operate into Montreal and the remaining five are geared, enabling them to operate in Latin American and other ports without shore side cranes. The replacement program has resulted in the percentage of CP Ships owned fleet capacity, including long-term charters, increasing from 28% as at 30th June 2000 to 68% at the end of 2003. The average age of the owned fleet has also decreased from 12.6 years at the beginning of 2000 to just under eight years at the end of 2003. The estimated useful life of a containership is 25 years.

          Whilst the replacement program has resulted in CP Ships achieving its goal of owning or long-term chartering the majority of its ship fleet, the combined impact of service expansions, the acquisition of Italia Line during 2002 and the prospects for future trade growth means that CP Ships requirements have evolved from those set out in 1999 and, therefore, to ensure that it continues to have the appropriate ships to operate its trades and to minimize its reliance on the volatile, and through the cycle more expensive, short to medium term charter market, CP Ships reached agreement during August 2003 to charter from Seaspan Container Lines for a period of up to 12 years, a further nine 4250 teu containerships to be built and delivered between end 2005 and mid 2007. The charter costs for these nine ships, which will be constructed by Samsung Heavy Industries of Korea, is close to CP Ships equivalent cost of ownership including financing. Further details on the charter terms can be found in the Indebtedness section of this document.

          The composition of CP Ships ship fleet by type of commitment is set out in the table below:


                                                                                  2007 proforma fleet after delivery
                                           Fleet as at 31st December 2003             of the nine Seaspan ships (3)
                                                 Ships        % Capacity (1)           Ships        % Capacity (1)

  Owned                                            40                    55%              40                  45%
  Long-Term Committed                               6                    13%              15                  27%
                                          ------------- --------------------- --------------- --------------------
  Total Owned and Long-Term Committed(2)           46                    68%              55                  72%
                                          ------------- --------------------- --------------- --------------------
  LT Charter                                        -                     -               -                     -
  MT Charter                                       16                    15%              16                  13%
  ST Charter                                       18                    17%              18                  15%
                                          ------------- --------------------- --------------- --------------------
  Total Chartered                                  34                    32%              34                  28%
                                          ------------- --------------------- --------------- --------------------
  Total Fleet                                      80(4)                100%              89                 100%

(1) The proportion of capacity in each category of ship within the overall fleet is based on the standing capacity for each class of ships.

(2) Owned and Long-Term Committed ships includes four long-term chartered ships owned by certain U.S. trusts, the beneficial interests in which were purchased by CP Ships in September 2001, two ships under 25 year capital leases and six long-term (8 year) time chartered ships which for accounting purposes are treated as operating leases. The 2007 proforma fleet also includes the nine Seaspan charters.

(3)  Assumes 5% increase in total capacity per year to meet trade growth.

(4) The fleet at 31st December 2003 includes three ships which are sub chartered out, two of which are long term chartered ships, each 4100 teu standing capacity and one owned ship at 1900 teu.


Containers

          CP Ships operates the following fleet of containers with a total capacity of approximately 443,000 teu as at 31st December 2003:


  Container Type           Owned(1) (teu)    Leased (teu)    Total (teu)
  Standard                       148,000         252,000         400,000
  Specialized(2)                   4,000          39,000          43,000
                         ----------------- --------------- ---------------
  Total                          152,000         291,000         443,000
                         ----------------- --------------- ---------------
  Percentage                         34%             66%            100%
                         ----------------- --------------- ---------------


(1)  Includes containers subject to capital leases.

(2)  Temperature-controlled (reefer) and other specialized units.


          As at 31st December 2003, 34% of CP Ships' container fleet was owned or held under capital leases or sale and leaseback arrangements. CP Ships' believes that owning containers is generally less expensive than hiring them under short-term leases. However, short-term leases provide CP Ships with the ability to reduce or otherwise adjust its container fleet in response to changing trade conditions or container imbalances in specific trade lanes. CP Ships' objective is to increase over time the proportion of owned and long term leased containers in its fleet, although there are currently no commitments to purchase containers.

Montreal Terminals

          CP Ships operates two of the three terminal properties at the Port of Montreal. In 2003, CP Ships completed the refurbishment of two gantry cranes at a cost of $6 million. This project has resulted in improved productivity for these cranes.

          At the terminals, workers employed by the Maritime Employer's Association were subject to contracts that expired at the end of December 2003. Negotiations regarding new contracts are in progress.

          The main container handling equipment at the Montreal terminals comprises nine ship-to-shore gantry cranes, 14 rubber-tired gantry cranes, 20 front-end loaders and 64 yard tractors.

Other Property

          CP Ships has offices throughout the world, including its head office in London, UK and major offices in Gatwick-UK, Tampa-Florida and Montreal-Quebec. In addition, CP Ships has other assets used in its business, such as furniture and fixtures, information systems hardware and software, leasehold improvements and motor vehicles, none of which are individually material.

Group Shared Services

          Over time, CP Ships has achieved significant operating efficiencies and cost savings by combining the management of various decentralized services, including container fleet, inland transport, marine operations, marine terminals, administration, information systems and insurance and risk management. CP Ships expects that opportunities for further significant savings are reduced, however, some opportunities exist from transferring further processing activities from both Europe and the U.S. to India and further consolidation of facilities in Europe, including the UK.

          Container Fleet - Provision and Management. CP Ships operates with a single company-wide container fleet acquiring containers either by direct purchase from manufacturers or through short, medium or long-term leasing arrangements with leasing companies. Purchasing and leasing activities are fully centralized in order to achieve cost savings through greater purchasing power. Empty positioning and other aspects of container management are performed by regional units, which implement a centrally developed strategy.

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

          Marine Operations. Marine operations include ship procurement (including under time charters) and deployment, marine fuel purchasing, the contracting and control of ship management services and the negotiation of marine terminal contracts. CP Ships provides many of these services centrally to all of its brands in order to achieve economies of scale, with regional and local resources employed as appropriate. Marine fuel is available from a large number of suppliers throughout the world.

          CP Ships does not employ any sea-going staff. Instead, it contracts with independent ship managers who provide crew for its owned and bareboat chartered ships. A bareboat charter is broadly equivalent to ownership but for a set period of time and involves the leasing of a ship only, with the charterer providing the crew and paying all operating costs including repairs and maintenance. A time charter, which typically is for a shorter duration than a bareboat charter, includes crew provided by the owner. Under the control of CP Ships, the ship managers also supervise ship maintenance, dry-docking and technical management according to an agreed budget and agreed ship maintenance policies and procedures, and co-ordinate compliance with relevant legislation and regulation. In 2003, CP Ships recruited 20 cadet officers, who are employed by a third party, as part of the UK tonnage tax cadet training program.

          Marine Terminals. CP Ships focuses on marine terminal operations in several ways. First, it aims to combine volume from its various trade lanes and services through common ports, where commercial, economic and operational factors allow. Second, the marine operations group negotiates stevedoring and marine terminal contracts using total volume to secure competitive pricing. Third, CP Ships operates two marine terminals in Montreal, Quebec.

          CP Ships may actively pursue or participate in initiatives to improve its existing terminal arrangements with independent port and terminal companies where volumes, scale of operations and other economic factors justify focus. For example, in late 1999, CP Ships concluded a long-term agreement with Hesse-Nooed Natie, an Antwerp-based stevedore company, whereby it has committed all its volume to secure priority berthing, ample terminal space and reduced cost at a planned new terminal, due to open late 2005 at Deurganckdok in the port of Antwerp.

          Administration. In 2003 a Global Processing Center in India was established to handle certain back office activities, primarily data processing work. The benefits of this operation will include reduced transaction costs, standardized processes, and improved service levels through extended operating hours. As of 31st December 2003, 150 positions had been transferred from Europe and North America.

          Information Systems. CP Ships is in the process of developing a single company-wide system as a replacement for the diverse operational information systems it inherited with its various acquisitions. This includes standardization of CP Ships on a single financial system platform, SAP, which began operation for much of the company in January 2004. CP Ships continues to reduce the number of separate operational and financial information system functions across its organization in order to achieve better operating efficiencies. Centrally-managed application development and technical support will provide effective cost control and support common information technology ("IT") processes across the group. Two major data centres located in the UK and in the U.S. support IT hardware and software for all corporate systems.

          Implementation efforts continue within several of the lines to enhance capabilities with GT Nexus, an industry e-commerce portal. The portal covers rate requests, sailing schedule queries, documentation submissions and shipment tracking functions. These efforts complement internal e-commerce projects. In 2003, a new e-commerce system was deployed to five of the company's brand web sites.

          Insurance and Risk Management. CP Ships provides centrally managed insurance, risk management and claims support services with centres in Europe, North America and Australia.


Sales and Marketing

Brands

          CP Ships serves its customers through seven distinct brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships believes that its brands are recognized in the industry for their distinct service offering, strong operating performances and superior customer relations. In 2003 Contship Containerlines won IFW's Shipping Line of the Year and Lykes Lines was a finalist. ANZDL and Cast both won Logistics Management's Quest for Quality Awards. Cast also won S.C Johnson's Carrier of the Year Award and was named as a Star Performer in the Lloyd's Loading List annual North Atlantic trade analysis. Lykes Lines was named Best Carrier to Africa by the Canadian International Freight Forwarders Association ("CIFFA"). Canada Maritime won three CIFFA awards - Best European, Best Mediterranean and Best Overall Carrier - for the third year in a row. It also won the Ocean Carrier Award from Canadian Transportation and Logistics magazine and was re-certified to Q1 Quality Status by the Ford Motor Group.

Sales

          Sales and marketing activities are organized around the individual brands, reinforcing CP Ships' strategy of maintaining and strengthening its brands within its regional markets. CP Ships' policy is to have its own sales and marketing organizations based, in the large majority of locations, in its principal markets. It has over 200 sales and marketing offices.

          Third party agents are utilised in smaller low volume locations. Third party agency arrangements may comprise "full service" agreements (including sales, marketing, customer service and back-office) or may be functionally specific, for example covering back-office services only

          A Global Account group manages sales, marketing and customer support relationships with large global customers with activities in many trade lanes. This allows CP Ships to offer tailored regional coverage on a global scale thereby capitalizing on the capabilities of the regional management teams and market knowledge.

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

          Normally one party involved in a shipment, either the exporter, the importer or the intermediary, controls the selection of the carrier with such control usually depending on the terms of sale in the contract between an exporter and an importer. The extent to which exporters, importers or their intermediaries control carrier selection varies depending on the trade lane involved.

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

          CP Ships has a diverse customer base. In 2003, CP Ships' top ten customers accounted for 9.8% of volume or 8.5% of revenue. The single largest customer accounted for 2.0% of volume and 2.1% of revenue in 2003.


Competition

          The container shipping industry is highly competitive. While the world's top 20 carriers, by capacity, control 63% of global container capacity, the industry remains highly fragmented with over 550 carriers operating world-wide. Within the trade lanes it serves, CP Ships competes against a wide range of global, regional and niche carriers. However, CP Ships participates in joint service agreements with other container shipping companies in nearly all of its trade lanes.

          Global carriers generally deploy significant ship capacity and operate extensive service networks in most trade lanes in the major East-West markets, as well as in selected regional markets. These carriers generally deploy large ships and serve major ports with direct calls and other ports through transhipment over regional hubs. Global carriers that compete with CP Ships include APL, CMA-CGM, Hapag Lloyd, Maersk Sealand, Mediterranean Shipping, OOCL and P&O Nedlloyd.

          Regional carriers generally focus on a number of smaller trade lanes within the major East-West markets, or within regional markets such as Australasia, Africa, Latin America and India. These carriers tend to offer direct services to a wider range of ports within a particular market than global carriers. Regional carriers that compete with CP Ships include CSAV, Hamburg Sud, Shipping Company of India and CCNI.

          Niche carriers are similar to regional carriers but tend to be smaller in terms of the amount of ship capacity they operate and the number and size of the markets they cover. Niche carriers that compete with CP Ships include Atlantic Container Line, Dole Ocean Cargo Express and Seaboard Marine.

Employees

          The number of employees of CP Ships at 31st December 2003 was approximately 4,720 with 44% of the staff located in North America, 38% in Europe and the balance mainly in Australasia and South America. CP Ships' employees are divided by function almost evenly between (i) sales and marketing, (ii) customer service, (iii) shared services and (iv) administration and accounting, with the head office of CP Ships being less than 1% of the total. Employees engaged in shared services include those responsible for container fleet management, co-ordination of inland transport services, certain IT functions, insurance and risk management and marine operations such as ship procurement, marine fuel purchasing, ship management services and the negotiation of marine terminal contracts.

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

          CP Ships' owned ships are insured with a group of major insurance companies for physical damage (hull and machinery insurance), including war and terrorist risks, and total loss up to their full individually declared values on an annual basis. The declared value of the ship is its assessed market value. A further 25% of the value is covered under an "increased value" policy, in order to meet additional expenses that might arise from the total loss of a ship. In addition, owned ships calling in areas identified by the marine insurance market as specified war risk zones are temporarily covered for war risks by declaration and payment of an additional premium. Under its charter agreements, CP Ships is required to pay additional premiums when its chartered ships call in a war risk zone.

          Protection and Indemnity insurance (P&I) provides cover for: third party claims arising from the carriage of goods including loss or damage to cargo; claims arising from the operation of owned and chartered ships including injury or death to crew, passengers, or other third parties; claims arising from collisions with other ships; damage to other third-party property; pollution arising from oil and other substances; and salvage and other related costs. CP Ships' P&I cover is divided between two P&I Clubs, both of which are members of the International Group of P&I Clubs. Members of this association, who insure approximately 90% of the world's ocean-going merchant fleet, arrange a pooling insurance and a substantial re-insurance program. Members of P&I Clubs are subject to calls payable to the association based on the member's claim record as well as the claim records of all other members of the association. The sum insured by P&I cover is up to approximately $4.25 billion per incident. CP Ships' terminals in Montreal and its equipment fleet (containers and chassis) are insured in the London Companies market for physical damage, including war risks, and liabilities arising thereunder. As a result of the significant insurance losses incurred in the September 11, 2001 attacks and related concern regarding terrorist attacks, the world's insurance markets increased premiums and reduced or restricted cover for terrorist losses generally. Accordingly, premiums payable by CP Ships have increased substantially and the level of terrorist cover has been significantly reduced. The impact on Marine insurance cover and cost of developing U.S. legislation, including the U.S. Terrorism Risk Insurance Act of 2002, which aims to restore terrorism coverage in insurance policies, and security requirements generally, is regularly assessed.

          CP Ships also maintains additional insurance policies to cover a number of other risks including: strikes and delays; liability arising from documentary or procedural errors and omissions; workers compensation; motor fleet; office buildings; directors' and officers' liability; and general liabilities. A US re-insurance program has been set up to provide additional cover in respect of liabilities including trucking, terminal and charterers liabilities. CP Ships believes that the types and amounts of insurance coverage it currently maintains are in line with customary practice in the international container shipping industry and are adequate for the conduct of its business.

Security

          As a matter of course, CP Ships gives high priority to security and has traditionally supported industry and government efforts to ensure the safe carriage of cargo. CP Ships' Security Committee reports directly to the Chief Executive Officer. Membership is drawn from experts across the group including marine and land based operations, sales and customer service, cargo documentation, information systems, communications and regional management. CP Ships' Vice-President of Supply Chain Security maintains focus on ensuring company-wide compliance with international security initiatives. Top priorities in 2003 were to ensure compliance with Customs-Trade Partnership Against Terrorism (C-TPAT) in the U.S., Partners in Protection in Canada and the U.S. Customs 24-Hour Advance Notification Rule. As these programs and others develop, CP Ships will make compliance a top priority.

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

          Under the U.S. Maritime Security Act of 1996, U.S. documented ships that are operated in a common carrier service are eligible to apply for an annual subsidy payment ("MSP Program"). As at 31st December 2003, CP Ships had five U.S. flag ships enrolled in the MSP Program, and these ships receive an annual subsidy payment of approximately $2 million per ship. Although the current MSP Program continues until 30th September 2005, funding for the MSP Program must be approved by U.S. Congress on an annual basis. As a pre-condition to receipt of the annual subsidy payment under the MSP Program, the operator or charterer of the ship must enter into an emergency preparedness agreement with the U.S. Secretary of Transportation. Accordingly, Lykes Lines has entered into such an agreement with the U.S. Secretary of Transportation pursuant to which Lykes Lines agrees to make its ships, capacity in ships, intermodal systems and equipment, terminal facilities, management service and related service available to the U.S. Government in the event of war, national emergency or when the U.S. Secretary of Defence determines it to be necessary for national security. A new MSP program will become effective 1st October 2005. CP Ships is presently considering whether and to what extent it will seek participation in the new program.

          Following the terrorist attacks on September 11, 2001 the U.S. Government adopted certain measures to improve security at various U.S. ports and with respect to cargo movements to and from the U.S.. Congress and federal agencies have adopted or are considering the adoption of additional security related measures. Such measures include increased security for facilities and vessels, mandatory filing requirements for certain data, improved container seals, electronic vessel and equipment tracking, enhanced personnel security checks and identification procedures, reviews of vendors and subcontractors, changes to cargo documentation requirements, automated filing procedures for customs and vessel entries, and other actions. It is possible that some of these measures could adversely affect the efficiency of operations of CP Ships or result in additional costs. It is as yet too early to determine with any precision the nature and extent of the full scope of measures that may be adopted in the U.S..

          Canada. In Canada, the Shipping Conferences Exemption Act, 1987 ("SCEA") exempts certain shipping conference practices, such as agreeing to terms and prices by way of published tariffs or service contracts, pooling volumes, and exchanging market data with the objective of achieving trade stability, from the provisions of the Competition Act. This allows for partial anti-trust immunity provided that, among other things, on request a shipping conference is required to meet, notify and discuss issues with the Canadian Shippers Council.

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

          Under Reg. 4056/86, carriers are entitled to give effect to rate fixing agreements in relation to the ocean carriage of cargo to and from the EU (and the European Economic Area) member states. This is in derogation of the fundamental prohibition of cartels imposed by Article 81 of the Treaty. Such derogation is subject to certain qualifications. These permitted rate fixing agreements relate to specific trade lanes. They are known as "liner conferences". Many of CP Ships' liner services are members of the relevant liner conferences, primarily in the trade lanes between North Europe and Canada, and between Europe and Australia, New Zealand, South America and India/Pakistan. Changes to Reg. 4056/86 have now been brought into effect pursuant to the "modernisation" of EC competition rules brought into effect by Council Regulation No 1/2003 dated 16 December 2002. These changes will have effect on 1st May 2004. The changes transfer the burden of testing compliance with Reg. 4056/86 and Article 81 of the Treaty, and the application of exemptions to Article 81, from the Commission (of the EC) to a self-assessment regime open to verification by interested parties (at the national court level or with or by the commission) or by the EC itself.

          Reg. 823/00, known as the "consortia" regulation, permits carriers trading to and from the EU to co-ordinate, subject to certain conditions, the operation of their ships in particular trade lanes, in order to promote greater efficiency in the optimising and scheduling of shipping capacity. Such permitted co-ordination is subject to certain qualifications and is distinct from, and must not include, freight rate fixing agreements (as permitted by Reg. 4056/86). CP Ships participates, world-wide, in a number of such arrangements, several of which are subject to Reg. 823/00 by reason of trade to and from EU member states. There are currently under discussion proposals to change the verification procedure under this Regulation from that conducted by the Commission (of the EC) to a self-assessment regime, broadly in line with the changes to Reg. 4056/86.

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

          Recent amendments to Part X include the extension of exemptions relating to rate setting to "port to port" type shipping negotiations, the extension of Part X to cover inward conferences, the increase in the powers of the Minister of Transport and the Australian Competition and Consumer Commission to resolve anti-competitive conduct, a requirement that closed conferences accept new members in certain circumstances and allowing shipping conferences to negotiate collectively with stevedores for the provision of stevedoring services to member lines of those conferences.

          Recent developments in anti-trust immunities. The anti-trust immunities described above have historically been justified on the grounds that they are necessary to assure shippers of stable freight rates and reliable scheduled liner shipping services. These immunities have been in place in various forms for many years in the U.S., Canada, EU and Australia. However, they have been gradually eroded and narrowed through legislative and regulatory amendments and court decisions. For example, in 1998 the OSRA introduced measures designed to increase the level of competition in the U.S. between carriers. In 2001, amendments to the SCEA in Canada contained changes similar to those found in the OSRA and which were also designed to increase competition in Canada between carriers.

          Three decisions issued by the European Court of First Instance on 28th February 2002 held that the immunities contained in EC Reg. 4056/86 apply only to port to port services, and do not permit fixing of tariffs for the inland leg of intermodal services. Further, the lengthy decision of the European Court of First Instance of 30th September 2003 confirmed in all material respects (save to annul the fines) the substantive Decision of the Commission in the TAA case dated 18th September 1998. It thereby confirmed general guidelines as to certain impermissible conduct on the part of conferences subject to this Regulation.

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

          In February 2002, the European Commission, noting the Draft OECD Report (published in November 2001 prior to the OECD Report), announced that it would study, and re-assess the justifications for, the existing exemptions for liner conferences provided in EC Reg. 4056/86. This is the first time that EC Reg. 4056/86 will have been formally reviewed by the European Commission since enactment of the Regulation in 1986. This review process has now proceeded to detailed comments from interested parties on a Commission questionnaire, and a recent public hearing.


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

          OPA 90 requires all Responsible Parties to establish and maintain evidence of financial responsibility sufficient to meet the maximum liability to which it could be subject under OPA 90. Financial responsibility may be established by any combination of the following: evidence of insurance, surety bond, guarantee, letter of credit, qualification as self-insurer or other evidence of financial responsibility. CP Ships believes that it has sufficient insurance with its P&I Clubs to cover damages that might arise under OPA 90. However, OPA 90 specifically preserves state law liability and remedies, whether by statute or common law, which liability is not subject to the OPA 90 limitations of liability. Some states have enacted legislation providing for unlimited liability for oil spills both in terms of removal costs and damages. As such, overall liability under state law for a spill maybe virtually unlimited, and could theoretically exceed CP Ships' available insurance coverage in the case of a catastrophic spill.

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

          Canada. In Canada, shipowners are faced with a number of Canadian federal and, concurrently, provincial environmental laws which do or may apply to shipping operations and related activities in Canadian waters. The federal laws include the Marine Liability Act, Canada Shipping Act, Canadian Environmental Protection Act and Fisheries Act. The Marine Liability Act ("MLA") gives effect to the International Convention on Civil Liability for Oil Pollution Damages, 1992 and the International Convention on the Establishment of the International Fund for Compensation for Oil Pollution Damage as amended by protocols in 1976 and 1992. The MLA imposes liability on the shipowner for oil pollution damage and for costs and expenses to prevent, repair, remedy or minimize that pollution. Unless the pollution results from a personal act or omission of the shipowner committed with intent to cause the pollution, or recklessly and with knowledge that pollution damage would probably result, the maximum liability of the shipowner is limited to 4,510,000 International Monetary Fund Special Drawing Rights for the first 5,000 tons and 631 Special Drawing Rights per subsequent ton, to a maximum of 89,770,000 Special Drawing Rights. The law requires that certificates of insurance or other security be issued in respect of each ship. All of CP Ships' owned ships carry such certificates.

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

          The CP Ships terminals in Montreal are subject to various federal and province of Quebec environmental laws. The Quebec Environmental Quality Act imposes liability jointly and severally on all persons who have ownership, custody or control over contaminants and persons responsible for emission, deposit or discharge of any contaminant.

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

          Effective as at October 2001, the PSA was amended to include provisions: (a) requiring ships of 400 tons or more, or certified to carry 15 or more persons, to have a shipboard waste management plan and to carry and maintain a garbage record book; (b) expanding incident reporting requirements so that ships of

15 metres or more must report any incident that affects the safety of the ship having the potential to result in pollution (previously reporting was required in respect of an incident only when there was a probability of pollution) and
(c) empowering surveyors to require a ship to discharge waste in port, where it becomes clear that the ship would have to discharge some waste at sea before reaching its next port of call.

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

          The majority of CP Ships' marine operations activities has been certified to the ISO 14001 Environmental Management standard. The purpose of ISO 14001 certification is to ensure that all company marine operations activities which relate to the environment conform to a specific standard which makes it mandatory to comply with relevant international conventions, national and local laws and regulations and create the framework required to continuously improve directly or indirectly related internal processes, procedures and activities. Certification of CP Ships' remaining marine and terminal operations is expected during the course of 2004.

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

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

          Prior to 1st October 2001, CP Ships Holdings Inc. ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to CP Ships, a newly created subsidiary company of CPL. CPL then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. Where appropriate, share numbers in the financial statements reflect the effect of the Plan of Arrangement applied retroactively. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI has become the historical financial information of the now publicly held CP Ships.

          Subject to the foregoing, the following table sets forth certain financial information for CP Ships or its predecessor and its subsidiaries on a consolidated basis under Canadian Generally Accepted Accounting Principles for the last three fiscal years.

Consolidated Statements of Income Data
($ millions, except amounts per share, presented in $)


                                                           Year ended 31st December
                                                   ------------- ------------- --------------
                                                         2003          2002        2001 (1)
Revenue                                                 3,136         2,687         2,646
Expenses                                               (3,005)       (2,604)       (2,507)
                                                   ------------- ------------- --------------
Operating income before exceptional items (2)             131            83           139
Exceptional items                                         (10)            2           (43)
                                                   ------------- ------------- --------------
Operating income                                          121            85            96
Interest (expense), net                                   (36)          (23)            -
Income tax expense                                         (3)          (10)          (12)
Minority interest                                           -             -             1
Goodwill charges (3)                                        -             -           (16)
                                                   ------------- ------------- --------------
Net income (3)                                           $ 82          $ 52          $ 69

                                                   ============= ============= ==============

Earnings per common share basic before                   $1.02         $0.59         $1.37
exceptional items (3) (4) (5)

Earnings per common share basic (3) (4)                  $0.91         $0.61         $0.83

Earnings per common share diluted (3) (4)                $0.89         $0.60         $0.83

Cash dividend declared per common share                  $0.16         $0.16             -

Cash dividend declared per preference share                 -             -         $17.69

Consolidated Balance Sheet Data
($ millions)

                                                              At 31st December
                                                   ----------------------------------------
                                                         2003          2002         2001 (1)
Cash and cash equivalents                                  75           110           116
Property, plant and equipment                           1,235         1,134           774
Total assets                                            2,506         2,487         1,923
Total long-term liabilities                               639           589           223
Total debt                                                651           597           230
Common share capital                                      686           685           597
Shareholders' equity                                    1,314         1,225         1,096


(1) The 2001 financial statements have been revised. See note 2 to CP Ships' 2002 Financial Statements.

(2) Exceptional items include an exceptional charge in 2001 of $43 million, an exceptional credit in 2002 of $2 million and an exceptional charge of $10 million in 2003.

(3) Goodwill was not amortized in 2003 and 2002 due to changes in Canadian GAAP. The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income by $16 million, and increase basic and diluted earnings per share by $0.20.

(4) Earnings per common share is calculated after deduction of preference dividends in the years ended 31st December 2003, 2002 and 2001 of $0, $0 and $3 million, respectively. Basic and diluted earnings per common share have been calculated using net income after deducting the preference shares dividend divided, by 89.8 million and 92.6 million shares, respectively, for the year ended 31st December 2003 and 84.8 million and
     86.1 million shares, respectively, for the year ended 31st December 2002 and 79.3 million and 79.9 million shares, respectively, for the year ended 31st December 2001.

(5) Exceptional items include a charge of $10 million in 2003, a credit of $2 million in 2002 and a charge of $43 million in 2001.


Dividend Policy

          On 5th February 2004, CP Ships' Board of Directors declared a dividend for the fourth quarter of 2003 of $0.04 per common share ($3.6 million in aggregate), which was paid on 2nd March 2004.

          The Board of Directors determines the amount of the quarterly dividends based on its view of anticipated net income and in accordance with CP Ships' capital expenditure and working capital needs as well as its strategic spending plans. Should the Board's view change, the amount of the dividend could be increased, decreased or eliminated entirely.

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

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

          Reference is made to the section entitled "Management's Discussion and Analysis" set out at pages 25 to 38 of CP Ships' 2003 Annual Report, which is incorporated by reference in this Annual Information Form.


                             MARKET FOR SECURITIES

Stock Exchange Listings

          The common shares are traded on The Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol "TEU".



                           DIRECTORS AND MANAGEMENT

Directors

          Set out below are the names, municipality of residence, business addresses, offices within CP Ships and principal occupations within the past five years of the directors of CP Ships together with the common shares beneficially owned or controlled by such individuals as at 29th February 2004. As at the date of this document, no single director beneficially owns or controls 1% or more of the common shares.

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

John P. Bowmer.......................    Director since      Chairman, Adecco SA               6,503
Atherton, California                     October 2001        (international staffing
                                                             group)

Business Address:
100 Redwood Shores Parkway
Redwood City
California, U.S.A 94065

Robert J. Clanin.....................    Director since      Corporate Director                6,486
Alpharetta, Georgia                      October 2001

Business Address:
14780 East Bluff Road
Alpharetta
Georgia, U.S.A 30004

Peter J. Dey.........................    Director since      Partner, Osler Hoskin &           8,735
Toronto, Ontario                         October 2001        Harcourt LLP (law firm)

Business Address:
1 First Canadian Place
Toronto, Ontario
Canada M5X 1B8

Frank J. Halliwell...................    Director since                                      201,790 (1)
Tampa, Florida                           October 2001 and
                                         Chief Operating
                                         Officer




Business Address:
401 East Jackson St., Suite 3300
Tampa
Florida, U.S.A 33602

John D. McNeil.......................    Director since      Corporate Director               23,735
Toronto, Ontario                         October 2001

Business Address:
150 King Street West
Toronto, Ontario
Canada M5H 1J9

Raymond R. Miles.....................    Director since                                      276,116(2)
London, England                          October 2001 and
                                         Chief Executive
                                         Officer
Business Address:
62-65 Trafalgar Square
London
WC2N 5DY England

Nigel M.S. Rich......................    Director since      Corporate Director                3,387
London, England                          October 2001

Business Address:
7 Lower Sloane Street
London
SW1W 8AY England

Ian J. Webber........................    Director since                                      135,318(3)
Kent, England                            October 2001 and
                                         Chief Financial
                                         Officer
Business Address:
62-65 Trafalgar Square
London
WC2N 5DY England

Viscount Weir........................    Chairman and        Corporate Director                3,895
Glasgow, Scotland                        Director since
                                         October 2001

Business Address:
130 Wilton Road
London
SW1Y 1LQ


(1) 201,790 common shares of which 131,778 are Restricted Shares, 41,778 of which vest on 18th October 2004 and 41,778 vest on 1st December 2005, and 48,222 subject to company performance criteria also vest on 1st December 2005, all under compensation plans.

(2) 276,116 common shares of which 184,445 are Restricted Shares, 73,778 of which vest on 18th October 2004 and 73,778 vest on 1st December 2005, and 36,889 subject to company performance criteria also vest on 1st December 2005, all under compensation plans.

(3) 135,318 common shares of which 103,556 are Restricted Shares, 33,556 of which vest on 18th October 2004 and 33,556 vest on 1st December 2005, and 36,444 subject to company performance criteria also vest on 1st December 2005, all under compensation plans.


          Viscount Weir, Chairman since 1991. If elected at the annual meeting on 4th May 2004 he will step down as chairman and be appointed Lead Director. Viscount Weir was also Chairman of Balfour Beatty, one of the UK 's largest construction companies until May 2003. He was Chairman of the Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James's Place Capital and Canadian Pacific Railway. Formerly, he was a Director of the Bank of England, British Steel and Canadian Pacific Limited. He is Chairman of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

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


          Robert Clanin is Chairman of Overseas Partners, a Bermuda reinsurance company, a Director of Caraustar Industries, which produces recycled packaging, of John H Harland, a financial services company and of Serologicals. a global provider of biological products. He was Chief Financial Officer of United Parcel Service, the US-based international parcel delivery and logistics company, from 1994 to 2001, having joined the company in 1971. He oversaw what was at the time the largest ever initial public offering of stock in the US. He is a member of the Audit, Corporate Governance and Compensation Committees.

          Peter Dey was Chairman of Morgan Stanley Canada from 1998 until 2001 and President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He was Chairman of the Ontario Securities Commission from 1983 to 1985 and was responsible for the Dey Report on corporate governance in Canada. He is a director of Stelco, Camco, Workbrain Corporation and Atlas Cold Storage Income Trust. He is Chairman of the Corporate Governance Committee and a member of the Audit and Compensation Committees.

          Frank Halliwell will be appointed Chief Executive Officer of CP Ships after the annual meeting on 4th May 2004. He has served as Chief Operating Officer in 2001, having been Executive Vice President since 1995. He has filled a number of senior roles in the CP Ships group since joining Canada Maritime as Commercial Director in 1991. He entered the container shipping industry in 1971.

          John McNeil was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until retirement in 1999, having originally joined the company in 1956. He is a Director of Sun Life Financial. He serves as Chairman of Fairmont Hotels and Resorts having been Director of its former parent company, Canadian Pacific Limited from 1992 to 2001. He is also a Director of Shell Canada and DWL (USA). He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.

          Ray Miles joined CP Ships in 1988 as Chief Executive Officer. He will be replaced by Frank Halliwell as CEO after the annual meeting on 4th May 2004. If elected at the meeting he will become Chairman. He has worked in the shipping industry since 1972. He is a non-executive Director of Provident Financial and West of England P&I Club, Chairman of Box Club the container shipping industry's CEO forum, Chairman of the World Shipping Council, the industry's US representative organization and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall.

          Nigel Rich is Chairman of Exel, the global logistics business. He is also Chairman of the Hamptons Group, a real estate services company, and a Director of Pacific Assets Trust. He spent 20 years with the Jardine Matheson group in Asia and was its Chief Executive from 1989 to 1994. He is a member of the Audit, Compensation and Corporate Governance Committees.

          Ian Webber, a Chartered Accountant, was appointed Chief Financial Officer in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

          The Articles of Amalgamation of CP Ships provide for a minimum of three and a maximum of 15 directors. The directors are empowered to exercise all the powers of CP Ships, including the power to borrow money. A director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, CP Ships. A director shall not vote or be counted in any quorum concerning his own appointment or terms of his appointment. Directors are not required to hold any shares of CP Ships by way of qualifications but the board has decided that each should own 10,000 shares within five years of election. There is a mandatory retirement for a director at the AGM after reaching 70 years of age. Subject to shareholder approval in May 2004, the board of directors amended the company's by-laws to allow the board to waive the mandatory disqualification for directors having reached 70 years of age for successive one year periods when it is in the best interests of the company.



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

          Salvador Bruno, Tampa, USA, Senior Vice-President, joined in July 1997 with the acquisition of Lykes Lines, where he had worked since 1985 having served in a number of senior positions until his appointment as VP Commercial.

          Terry Burrows, Sussex, England, Senior Vice-President, appointed in August 2000. He joined CP Ships in 1964 and has served in various senior commercial and marketing roles for the Montreal Gateway.

          Dave Dawson, Sussex, England, Senior Vice-President, was appointed in January 2003. He joined CP Ships in 1966 and has held a number of senior administrative and commercial positions.

          Jeff Drake, London, England, Vice-President Corporate Planning, joined CP Ships in October 2000. From 1998, he was Director Marketing and Planning for Contship Italia in Italy and before that a partner with Mercer Management Consulting in Boston, Massachusetts.

          Juan Manuel Gonzalez, Tampa, USA, Senior Vice-President, joined CP Ships on the merger with TMM in 1999.

          John Irving, Surrey, England, Vice-President General Counsel and Secretary, joined CP Ships in June 2001 after five years as Senior Vice-President and General Counsel for Dairyworld Foods in Vancouver, British Columbia. He was Vice-President, General Counsel and Secretary of Emco Limited from 1993 to 1996.

          JP LaCasse, Tampa, USA, Senior Vice-President, joined in January 1998. Before that he was with APL for nine years, most recently as North American Controller. He started in the shipping business in 1978 as international tax counsel for Sea-Land Service Inc.

          Jeremy Lee, Montreal, Canada, Vice-President Investor Relations since June 2001. He joined CP Ships in 1989 and has served in various senior commercial, marketing and corporate planning positions.

          Paul Stone, Essex, England, Vice-President Human Resources, was appointed in November 1999 after serving as General Manager, Human Resources for Contship Containerlines since 1996. Previously he was UK HR Manager for Deloitte & Touche and previously in similar roles in other companies.

          Iain Torrens, London, England, Vice-President Treasurer, was appointed in January 2002. He joined from Cookson Group where he was Deputy Group Treasurer.


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


Audit Committee

          The mandate of the Audit Committee includes:

o Reviewing with management and CP Ship's internal and external auditors, the financial reporting in connection with the annual audit and the preparation of the financial statements including the judgement of the external auditors as to the quality and appropriateness of CP Ship's accounting principles.

o Reviewing CP Ship's Quarterly Financial Statements and recommending the release of those statements to the public.

o Discussing with management the policies and procedures for managing the principal financial risks of the business to satisfy themselves that the principal financial risks have been identified and that systems have been implemented to effectively manage these risks.

o Reviewing the effectiveness of CP Ship's disclosure controls and procedures and internal financial controls.

o Subject to shareholder approval, selecting, retaining and where appropriate replacing the external auditors, including a review and discussion with the external auditors of all significant relationships that the external auditors and their affiliates have with CP Ships.

o Approving the audit and non-audit services and fees of the external auditors.

o Establishing procedures for anonymous complaints regarding questionable accounting or auditing matters.

          The Chairman of the Audit Committee is John McNeil and the members are John Bowmer, Robert Clanin, Peter Dey, Nigel Rich and Viscount Weir.


Corporate Governance Committee

          The mandate of the Corporate Governance Committee includes:

o Monitoring and assessing the functioning of the Board and the committees of the Board and developing and implementing good corporate governance practices.

o In consultation with the Chairman and the CEO, reviewing the size, composition and profile of the Board and identifying candidates to be appointed to fill any vacancies.

o Reviewing from time to time the compensation for the Board and for committee service.

o Reviewing and making recommendations to the Board from time to time with respect to the performance of the Board and various committees of the Board.

          The Chairman of the Corporate Governance Committee is Peter Dey and the members are John Bowmer, Robert Clanin, John McNeil, Nigel Rich and Viscount Weir.


Compensation Committee

          The mandate of the Compensation Committee includes:

o Defining the reporting relationships of senior management and its major business units

o Reviewing on a regular basis, succession plans for senior management positions

o Assessing the performance of senior management, their compensation and reviewing the compensation policy of CP Ships.

          The Chairman of the Compensation Committee is Viscount Weir and the members are John Bowmer, Robert Clanin, Peter Dey, John McNeil and Nigel Rich.

        DESCRIPTION OF INDEBTEDNESS AND OTHER OBLIGATIONS AND TAXATION
                         OF CP SHIPS AND SUBSIDIARIES

          The following is a summary of the terms and conditions of CP Ships' revolving credit facility, 10 3/8% Senior Notes due 2012, 4% Convertible Senior Subordinated Notes due 2024, Pacific Class Vessel loan, and certain capital leases and other operating leases. This summary is necessarily of a general nature and does not purport to describe all of the terms and conditions of such financing transactions.


Indebtness Corporate Structure


                              {GRAPHIC OMITTED]


(1) CP Ships owns a 100% interest in Racine Terminal (Montreal) Company and Cast Terminal Company indirectly through Montreal Gateway Terminals Company, which is incorporated in Nova Scotia.

(2) CP Ships (Bermuda) Limited holds a 100% interest in (i) CP Ships (UK) Limited indirectly through three intermediate holding companies, one of which is incorporated in Bermuda and the other two in England and Wales,
     (ii) CP Ships (Americas) Limited through an intermediate holding company incorporated in Bermuda .

(3)  Owns and leases CP Ships' containers.

(4) Services are marketed under the following brands: Canada Maritime, Cast, Contship Containerlines and ANZDL.

(5)  Services are marketed under the Italia brand.

(6)  Services are marketed under the Lykes Lines brand.

(7)  Services are marketed under the TMM Lines brand.

(8)  Ship-owning company.

Revolving Credit Facility


$525 Million

          On 25th March 2004, CP Ships and certain of its subsidiaries entered into a $525 million secured revolving credit facility (the "$525 Million Facility") with a syndicate of financial institutions represented by ING Bank NV, as agent and security trustee. The $525 Million Facility replaces CP Ships' previous $175 million and $350 million revolving credit facilities, which have been cancelled. The $525 Million Facility has a five-year term expiring in March 2009. Borrowings under the $525 Million Facility are by subsidiaries of CP Ships (CPS Number 1 Limited and CPS Number 2 Limited), are presently secured by 25 owned ships, and are guaranteed by CP Ships, Lykes LLC, TMM LLC and CP Ships (UK).

          Under the $525 Million Facility, CP Ships must pay interest on amounts borrowed at a rate equal to LIBOR (or, in relation to any advance in Euro, Euribor), plus the applicable margin and mandatory costs (if any), in addition to a quarterly commitment fee on the unused portion of the $525 Million Facility equal to 40% of the applicable margin. The applicable margin is based on the average of the Moody's and S&P corporate ratings of CP Ships. For so long as CP Ships' corporate ratings continue to be Ba2 (as rated by Moody's) and BBB-- (as rated by S&P) and the amount outstanding under the $525 Million Facility is less than 50% of the total commitments thereunder at such time, the applicable margin is 1.10%. The applicable margin is subject to adjustment in the event of a change in such ratings. If the amount outstanding under the $525 Million Facility is more than 50% of the total commitments thereunder at such time, the applicable margin is increased by a further 0.15%.

          Under the $525 Million Facility, CP Ships may borrow an amount up to the aggregate of 75% of the appraised value of the ships on which the facility is secured. The value of all secured ships is subject to an annual reappraisal and, to the extent that borrowings under the facility exceed the 75% threshold, CP Ships may be required to reduce the borrowings within 15 business days of notification. CP Ships may also be required to make a prepayment if and to the extent that the sale or total loss of a ship, or the release of a mortgage on a ship results in borrowings under the facility exceeding the 75% threshold. Based on the appraised value of the 25 secured ships, CP Ships was able to borrow $525 million under the $525 Million Facility as at 25th March 2004.

          Voluntary prepayments, including partial prepayments, are permitted under the $525 Million Facility and amounts prepaid may be re-borrowed.

          As guarantor, CP Ships is subject to certain financial and other covenants including: (i) an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term (less than one-year maturity) certificates of deposit, investments in money market funds rated AAA by S&P or Aaa by Moody's, and amounts up to $35 million of any unutilized, committed credit facilities with a remaining term of greater than one year) of at least $75 million; (ii) an ongoing obligation to maintain consolidated tangible net worth (defined as shareholders' equity less any goodwill and other intangibles) equal to or in excess of $500 million; (iii) an ongoing obligation to ensure that the ratio of total debt (excluding up to $225 million of subordinated debt) and capitalized lease obligations (excluding (a) the impact of ship charters which commence on a future date and (b) leases of office equipment, office premises, motor vehicles, trucks and chassis) to shareholders' equity does not exceed 1.2 to 1.0; (iv) an ongoing obligation to ensure that the ratio of total debt (excluding up to $225 million of subordinated debt) to earnings before interest, depreciation, taxes and amortization does not exceed 4.0 to 1.0.

          In addition to events of default customary for this type of facility, any event of default or default with respect to CP Ships, Lykes LLC, TMM LLC and CP Ships (UK) or the borrowing subsidiaries' indebtedness for money borrowed having an aggregate principal amount of $15 million or more would constitute an event of default under the $525 Million Facility. If CP Ships ceases to be listed on The TSX, the London Stock Exchange or the NYSE (or other approved stock exchanges) or any person or group acquires more than 25% of CP Ships' outstanding common shares, this will constitute a change of control under the $525 Million Facility and an event of default. The occurrence of an event of default, unless waived by the lenders, will result in all amounts owing under the facility becoming immediately due and payable.

10 3/8% Senior Notes due 2012

          On 3rd July 2002, CP Ships completed a private placement of senior notes in the aggregate principal amount of $200 million at a price of 97.722% of their principal amount. Following an exchange offer made by CP Ships on 31st October 2002, all of the senior notes were exchanged for senior notes registered under the Securities Act (the "10 3/8% Senior Notes"). The 10 3/8% Senior Notes are issued pursuant to a Trust Indenture dated 3rd July 2002 between CP Ships as issuer, CP Ships (UK), Lykes LLC and TMM LLC (together, the "Note Guarantors") as subsidiary guarantors and The Bank of New York as trustee and reference is made to the Trust Indenture for a full description of the terms and conditions attaching to the 10 3/8% Senior Notes. The 10 3/8% Senior Notes are listed on the Luxembourg Stock Exchange (CUSIP number 22409VAC6).

          The 10 3/8% Senior Notes bear interest at 10.375% payable semi-annually and mature in July 2012 unless redeemed earlier. The obligations of CP Ships under the 10 3/8% Senior Notes are guaranteed by the Note Guarantors. Under the terms of the 10 3/8% Senior Notes, CP Ships has the option, in each case subject to payment of any accrued and unpaid interest:

          (i) at any time prior to 15th July 2005, to redeem up to 35% of the aggregate principal amount of the 10 3/8% Senior Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.375% of the principal amount of the redeemed 10 3/8% Senior Notes;

          (ii) at any time prior to 15th July 2007, to redeem any of the 10 3/8% Senior Notes at a redemption price equal to the principal amount thereof plus a redemption premium equal to the greater of (a) 1% of such principal amount and (b) the excess of (x) the present value at the redemption date of the redemption price of such 10 3/8% Senior Notes at 15th July 2007 plus all required interest payments that would otherwise be due to be paid on such 10 3/8% Senior Notes between the redemption date and 15th July 2007 excluding accrued but unpaid interest, computed using a discount rate equal to the U.S. Treasury Rate at such redemption date plus 0.50%; over (y) the principal amount of such 10 3/8% Senior Notes; and

          (iii) at any time after 15th July 2007 and prior to their maturity, to redeem any of the 10 3/8% Senior Notes at an applicable fixed redemption price which gradually decreases from 105.188% of the aggregated principal amount of such 10 3/8% Senior Notes if such option is exercised in 2007 to 100% of such amount if such option is exercised in 2010 and thereafter.

          Under the terms of the 10 3/8% Senior Notes, if any person or group directly or indirectly acquires 50% or more of CP Ships' outstanding common shares, or if CP Ships consummates certain specific merger or consolidation transactions or sells substantially all of its or its subsidiaries' assets, or the majority of the Board of CP Ships is replaced during any consecutive two year period and, within 90 days of any such event, the credit rating of the 10 3/8% Senior Notes is downgraded or withdrawn by both S&P and Moody's, CP Ships will be required to make an offer to purchase all of the outstanding 10 3/8% Senior Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

          CP Ships is also required to make an offer to purchase outstanding 10 3/8% Senior Notes in the principal amount equal to any proceeds (when such proceeds exceed $25 million) from a sale of assets by CP Ships or its subsidiaries that have not been used to repay third-party debt of any subsidiary of CP Ships or to acquire assets, at a price equal to 100% of such principal amount plus accrued interest up to the date of purchase.

          The indenture governing the 10 3/8% Senior Notes contains various restrictive covenants that, among other things, limit the ability of CP Ships and each of its subsidiaries to: (i) incur certain additional indebtedness;
(ii) pay dividends on capital stock or redeem capital stock or prepay any subordinated debt; (iii) make certain investments; (iv) sell assets other than at a fair market value and for cash or other equivalent consideration; (v) enter into transactions with direct or indirect holders of more than 10% of the common shares of CP Ships or of its subsidiaries and with affiliates that are not subsidiaries of CP Ships, other than in good faith and on arm's-length terms; (vi) create security interests over any of their respective assets other than certain permitted security interests; (vii) sell shares in its subsidiaries or permit its subsidiaries to issue shares; (viii) sell and leaseback assets; (ix) guarantee debt; (x) consolidate, merge or transfer all or substantially all of CP Ships' assets or (xi) in the case of the Note Guarantors, dispose of their respective assets. All of these restrictions are subject to a number of important limitations and qualifications.

          Events of default under the 10 3/8% Senior Notes are customary for this type of debt and, among other things, include the occurrence of an event of default or default with respect to CP Ships' or its subsidiaries' indebtedness for borrowed money having an aggregate principal amount of $20 million or more that results in acceleration of the payment of such indebtedness.

4% Convertible Senior Subordinated Notes due 2024

          On 24th February 2004, CP Ships completed a private placement of convertible senior subordinated notes due 2024 (the "Convertible Notes") in the aggregate principal amount of $200 million at a price of 100% of their principal amount. The Convertible Notes are issued pursuant to an Indenture dated 24th February 2004 between CP Ships and The Bank of New York as trustee (the "Convertible Notes Indenture") and reference is made to the Convertible Notes Indenture for a full description of the terms and conditions attaching to the Convertible Notes. The Convertible Notes are traded in The PORTAL Market (CUSIP number 22409VAD4).

          The Convertible Notes bear interest at 4% payable semi-annually and mature 30th June 2024 unless redeemed earlier. The Convertible Notes are unsecured obligations of the Company subordinated in right of payment to all existing and future senior indebtedness.

          Under the terms of the Convertible Notes, the Convertible Notes are convertible into common shares of CP Ships at an initial conversion rate of
39.6542 shares per $1,000 principal amount of Convertible Notes (which results in an initial conversion price of approximately $25.22 per share), subject to adjustment, prior to the close of business on 30th June 2024 under the following circumstances:

     (i) during any fiscal quarter commencing after 30th June 2004 and only during such fiscal quarter, if the closing sale price of one of CP Ships' common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 trading day period ending on the last trading day of the preceding fiscal quarter;

     (ii) during the five business day period after any five consecutive trading day period in which the trading price per Convertible Note for each day of that period was less than 98% of the product of the closing sale of CP Ships' common shares and the conversion rate for such date;

    (iii) if the Convertible Notes have been called for redemption; or

     (iv) upon the occurrence of certain specified corporate transactions.

          On or after 3rd July 2009, by giving investors at least 30 days' notice, CP Ships may redeem any of the Convertible Notes at a redemption price of 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest. Holders may require CP Ships to purchase the Notes on 30th June 2009, 30th June 2014 and 30th June 2019, or upon the occurrence of certain designated events, at a purchase price equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest.

          CP Ships may, in lieu of delivering its common shares upon conversion of all or a portion of the Convertible Notes, elect to pay cash or a combination of cash and common shares.

          CP Ships has entered into a registration rights agreement pursuant to which CP Ships has agreed to:

          o File a shelf registration statement with the SEC within 120 days after the closing date of the offering covering resales of the Convertible Notes and the common shares issuable upon conversion of the Convertible Notes;

          o Use reasonable best efforts to have the shelf registration statement declared effective within 180 days of the closing date of this offering; and

          o Use reasonable best efforts to keep the shelf registration statement effective until the date that there cease to be limitations on resale of the Convertible Notes or common shares thereunder or there are otherwise no longer any outstanding registrable securities.

          If CP Ships is party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination or a transfer of all or substantially all of CP Ships' consolidated property asset, as determined under applicable law, pursuant to which CP Ships' common shares are converted into, or become the right to receive, cash, securities or other property, a holder may convert Notes at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction, as determined by CP Ships, until 15 days after the effective date of the transaction.

          Whilst the Convertible Notes Indenture does not restrict CP Ships ability to incur additional senior indebtedness, CP Ships has agreed not to incur any indebtedness that is contractually subordinate in right of payment to any senior indebtedness unless it ranks pari passu or is contractually subordinated in right of payment to the convertible bonds ; provided, however, that unsecured debt will not be deemed to be subordinate in right of payment to secured debt merely by virtue of its nature as unsecured debt.

          Events of default under the Convertible Notes are customary for this type of debt and, among other things, include the occurrence of an event of default or default with respect to CP Ships' or its subsidiaries' indebtedness for borrowed money having an aggregate principal amount of $25 million or more that results in acceleration of the payments of such indebtedness.


Pacific Class Vessel Loan

          CP Ships acquired on 14th September 2001 the beneficial interest in four trusts (the "PCV Trusts"), each of which owns a U.S. flag Pacific Class ship which was and continues to be chartered to Lykes LLC under long-term charter arrangements. Prior to such acquisition, the PCV Trusts had entered into agreements dated 22nd July 1998 with a financial institution pursuant to which they borrowed a total of $70.5 million (the "Pacific Class Vessel Loan"). As a result of such acquisition, CP Ships effectively acquired the four ships and assumed the Pacific Class Vessel Loan. As at 31st December 2003 the principal amount outstanding under the Pacific Class Vessel Loan was $37 million.

          The obligations of the PCV Trusts under the Pacific Class Vessel Loan are secured on the four ships and are guaranteed by CP Ships and CP Ships (Bermuda). The loan is repayable in monthly installments with the final installment being due in June 2008, at an interest rate of 6.71% per annum.

          Under the Pacific Class Vessel Loan, CP Ships is subject to certain covenants including: (i) a restriction on the sale of assets outside the ordinary course of business and (ii) an ongoing obligation to ensure that a subsidiary, CP Ships (Bermuda), has a net worth of at least $100 million.

          CP Ships may prepay in whole the Pacific Class Vessel Loan at any time by paying to the lender an amount equal to the principal amount outstanding under the Pacific Class Vessel Loan plus a premium.

Capital Leases

Venture and Spirit Leases

          CP Ships (UK) has entered into two leases with Seaspirit Leasing Limited (the "Lessor") to lease from the Lessor two container vessels. The first lease, entered into on 29th May 2003 (the "Venture Lease"), is in relation to a 4080 TEU ice-strengthened container vessel called the "Canmar Venture" (the "Venture") and the second lease, entered into on 23rd July 2003 (the "Spirit Lease"), is in relation to a similar vessel called the "Canmar Spirit" (the "Spirit"). All obligations of CP Ships (UK) under the leases (and/or any of its affiliates which manages either vessel under any related agreements) are guaranteed by CP Ships, Lykes LLC and TMM LLC.

          The primary lease period for each lease is 25 years commencing on the delivery date of the vessel (3rd June 2003 in respect of the Venture and 25th July 2003 in respect of Spirit and each a "Delivery Date") with one-year secondary lease periods renewable at CP Ships (UK)'s option thereafter. CP Ships (UK) is required to make quarterly rental payments to the Lessor which are determined in accordance with the financial schedule forming part of the relevant lease. The rental installments during the primary lease period for each lease are calculated by reference to factors such as the cost of the vessel, interest and assumptions as to, in particular, changes in UK tax rates and the level of capital allowances available to the Lessor and is therefore variable throughout the lease.

          During the lease period, CP Ships (UK) is liable for all costs and expenses in relation to the operation of the vessels, including but not limited to, the maintenance, repair, insurance and use of the vessels. CP Ships (UK) bears the full risk of any damage to or loss of the vessels.

          The Lessor is entitled to review (according to its own criteria) the "creditworthiness" of CP Ships in the eleventh year following the Delivery Date in the case of the Venture and the eighth year in the case of the Spirit, in order to monitor the adequacy of the guarantees provided by CP Ships. If the Lessor determines, in its sole discretion, that the creditworthiness of CP Ships is inadequate, it can require CP Ships (UK) to provide additional security in respect of each lease by way of letter of credit or other security, or to prepay rental to a specified level. Failure to provide such security and/or make the prepayment will be a termination event. The Spirit Lease is further secured by a 364-day letter of credit (the "LC") with a bank currently rated AA (the "LC Bank") in the maximum aggregate amount of (pound)7,000,000 which decreases throughout the lease period as rental instalments are paid. The Lessor may only make a demand under the LC following a termination of the Spirit Lease and the termination sum (as calculated in the financial schedule) becoming due and payable if not already paid at that time. If the rating of the LC Bank is lower than A- at any time or if the LC is not renewed, and CP Ships has not replaced the LC or otherwise provided additional security acceptable to the Lessor, a termination event would arise under the Spirit Lease.

          Other than in connection with the LC, the termination provisions are consistent in both leases and cover standard defaults such as non-payment, breach of representations, warranties and undertakings and insolvency events in respect of the Lessor, CP Ships and any security provider. In particular, there will be a termination event if CP Ships breaches any of its financial indebtedness (including pursuant to any lease agreement or hire purchase agreement) with any other party in excess of $15,000,000 unless the Lessor notifies CP Ships (UK) that such default does not have a material adverse effect on the ability of CP Ships and/or CP Ships (UK) to discharge its obligations under the leases. There will also be a termination event if CP Ships ceases to be a public limited liability company listed on the stock exchanges of Toronto, London or New York. A termination event under one lease will cross-default the other lease.

          Upon the occurrence of a termination event under either lease, the Lessor may require CP Ships (UK) to pay (i) all outstanding amounts under the lease and the associated finance documents; (ii) any loss which the Lessor has incurred in relation to the termination, and (iii) a fixed termination amount as calculated in the relevant financial schedule. On the termination of a lease (either following a termination or mandatory prepayment event or upon expiry), the Lessor irrevocably appoints CP Ships
(UK) as its exclusive sales agent for the purpose of negotiating the sale of the vessel with a purchaser. The Lessor may terminate such appointment if no sale has been made within six (6) months of the termination date of the relevant lease. Any sale proceeds which are realized can be used to repay the outstanding amounts under the relevant vessel's lease and any excess can be used to prepay unpaid amounts under the other lease. Upon satisfaction of amounts due under the lease, 99.9% of any excess sale proceeds would be payable to CP Ships.

          Under the Venture and Spirit Leases, CP Ships is subject to certain financial and other covenants including: (i) an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts up to $50 million of any unutilized, committed credit facilities with a remaining term of greater than one year) of at least $75 million; (ii) an ongoing obligation to maintain consolidated tangible net worth (defined as shareholders' equity less any goodwill and other intangibles) in excess of $400 million; (iii) an ongoing obligation to ensure that the ratio of total debt and capitalized lease obligations to shareholders' equity does not exceed 1.1 to 1.0 prior to 31st December 2004, and 1.0 to 1.0 thereafter; (iv) an ongoing obligation to ensure that the ratio of total debt to earnings before interest, depreciation, taxes and amortization does not exceed 4.0 to 1.0; and (v) a restriction on the payment of any dividends during an event of default.


Other Capital Lease Obligations

          CP Ships has entered into a number of other capital leases, which are repayable in monthly installments ending between 2004 and 2007 and are secured on the leased equipment, mainly containers. Obligations under capital leases bear primarily fixed interest rates, which range from 3% to 18%. Interest expense on such leases amounted to $5 million in 2003 ($2 million in 2002).


Operating Leases

Container Sale and Leaseback

          On 7th November 2000, a subsidiary of CP Ships (the "Container Lessee") agreed to sell containers with a total capacity of approximately 44,350 teu (the "Leased Containers") to a leasing counterparty (the "Lessor") for $63.9 million, and agreed to lease such containers from the Lessor for a minimum of five years (and up to nine years at the option of CP Ships) under a container lease contract (the "Container Lease"). The obligations of the subsidiary in connection with this transaction are fully guaranteed by CP Ships (the "Container Guarantee"). Under the Container Lease, the Container Lessee is required to make fixed quarterly rental payments to the Lessor based on the amortization of the purchase price plus a specified return to the Lessor. The rate of return to the Lessor is 8.05% if and for so long as CP Ships' long term corporate credit rating by S&P is not lower than BBB-- or CP Ships' long term senior implied rating by Moody's is not lower than Baa3 (whichever is the lower). This rate of return will increase to 8.4% if and for so long as the lower of such ratings is BB+ (in the case of S&P) or Ba1 (in the case of Moody's), and 8.9% if and for so long as the lower of such ratings is BB or lower (in the case of S&P) or Ba2 or lower (in the case of Moody's). For so long as CP Ships' long term senior implied rating by Moody's is Ba2, the rate of return to the Lessor is 8.9%.

          Under the Container Sale and Leaseback, CP Ships is subject to certain financial and other covenants including: (i) an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts up to $50 million of any unutilized, committed credit facilities with a remaining term of greater than one year) of at least $75 million; (ii) an ongoing obligation to maintain consolidated tangible net worth (defined as shareholders' equity less any goodwill and other intangibles) in excess of $400 million; (iii) an ongoing obligation to ensure that the ratio of total debt and capitalized lease obligations to shareholders' equity does not exceed 1.1 to 1.0 prior to 31st December 2004, and 1.0 to 1.0 thereafter; (iv) an ongoing obligation to ensure that the ratio of total debt to earnings before interest, depreciation, taxes and amortization does not exceed 4.0 to 1.0; and (v) a restriction on the payment of any dividends during an event of default and on the payment of dividends in excess of 50% of cumulative consolidated net income since 30th September 2001 at all other times. In addition, the Lessor may require the Container Guarantee and the Container Lease to be amended to include any other financial covenants given by CP Ships (or the Container Lessee) under any future ship mortgage loan, bareboat charter agreement, container financing arrangement or secured long-term credit facility. Under the Container Sale and Leaseback, the Lessor can declare a "material adverse change" if CP Ships' long term corporate credit rating by S&P is not lower than BB+ (as at 31st December 2003 it was BBB--) or its long term senior implied rating from Moody's is not lower than Ba1 (as at 31st December 2003 it was Ba2), whichever rating is higher from time to time. Such a "material adverse change" could lead to an event of default under the Container Sale and Leaseback.

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

          The Container Lessee may at its option, in order to avoid the occurrence of an event of default under the Container Sale and Leaseback, repurchase the Containers at a specified purchase price based on a fixed termination price (as at 31st December 2003, approximately $54 million).

          Under the Container Lease, the Container Lessee has the option exercisable at the end of the fifth, sixth and seventh years of the Container Lease to repurchase the Leased Containers at a fixed purchase price based on the projected fair market value of the Leased Containers at the relevant time plus the Lessor's breakage costs.

Long-term Charter Arrangements

          In June 2000, Lykes LLC entered into individual long term time charter parties (the "Long-Term Charters") for six 4100 teu vessels then under construction. Lykes took delivery of four of the vessels during the first quarter of 2003 and the remaining two vessels during the third quarter of 2003. The Long-Term Charters have been guaranteed by CP Ships.

          Each of the Long-Term Charters prescribes an initial hire period (the "Initial Period") of eight years from the date of delivery of the relevant vessel with an option, exercisable at the end of the seventh year, to extend hire for a further two years, or until 2010 (the "Second Period"). Should the charter be so extended, Lykes LLC then has a second option, exercisable at the end of the ninth year of the charter, to further extend hire for another two years (the "Third Period"). The daily rate is fixed, but increases by an agreed amount on each renewal.

          In August 2003, CP Ships' subsidiary Lykes LLC entered into individual long term charter parties (the "Seaspan Charters") with affiliates of Seaspan Container Lines Limited ("Seaspan") for nine new 4,250 teu vessels (the "Seaspan Vessels") of identical specifications. The Seaspan Vessels are presently under construction and are scheduled for delivery between 2005 and 2007. Lykes LLC's obligations under each of the Seaspan Charters are guaranteed by CP Ships.

          The daily charter hire under each of the Seaspan Charters is for a fixed amount for the primary charter period (the "Primary Term"). While the charter hire includes the costs of the Seaspan Vessels' master and chief engineer, other ship management and operating costs are to be paid pursuant to a separate ship management contract (the "Management Contract") entered into with Seaspan. Payments due under the Management Contract are in addition to the daily charter hire for the Seaspan Vessels and are set at a fixed amount per day for so long as the relevant Seaspan Vessel is on charter. Lykes LLC's payment obligations under each Seaspan Charter and the related Management Contract will commence only on delivery of the relevant Seaspan Vessel.

          The Primary Term under each Seaspan Charter is up to ten years, with options for CP Ships to extend the charter for up to two further years at a slightly higher daily charter rate; payments under the Management Contract remain fixed at the previous level. The Primary Term is structured such that Lykes LLC has entered into an initial charter period of three years from delivery of each vessel, with seven annual extension options (the "Extension Options"). Each Extension Option must be declared two years in advance, thereby creating a rolling minimum three year obligation. If Lykes LLC does not exercise an Extension Option and the charter terminates at the end of the relevant three year period, Lykes LLC becomes liable to pay Seaspan an additional pre-determined exit fee (the "Exit Fee") at the date of termination.

          The Exit Fee payable declines with each renewal such that no Exit Fee is payable if the Primary Term extends to 10 years.

          Amounts due under long-term charters are included in the table under the heading "Commitments" below.


Commitments

          CP Ships has commitments under operating leases, including obligations under time charters which include certain ship operating expenses. The commitments in each of the next five years and thereafter are:

                              Current               Future
   Year                   operating leases       commitments(1)     Total
----------------          ----------------       --------------     -----
                                         (in $ millions)
  2004.......                  204                     --              204
  2005.......                  127                      1              128
  2006.......                  105                     25              130
  2007.......                   94                     53              147
  2008.......                   63                     59              122
  2009 and thereafter          137                    454              591
                               ---                    ---              ---
                               730                    592            1,322
                               ===                    ===          =======



          (1) Future commitments comprise operating leases and associated management services agreements for 10 years for the Seaspan vessels from their expected delivery dates between late 2005 and early 2007. The lease terms allow for termination at CP Ships' option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2003 would be $249 million.

Capital Commitments

          CP Ships had capital commitments at 31st December 2003 of $2 million that fall due in 2004.

Taxation of CP Ships and Subsidiaries

          CP Ships is subject to taxation in the countries in which it and its constituent companies operate. CP Ships' corporate structure is such that much of the income it generates from container shipping is subject to tax at relatively low tax rates.

Bermuda

          Lykes LLC and TMM Lines are Delaware limited liability companies and are subject to the taxation regimes of their sole member, which is a Bermuda company. Lykes LLC and TMM LLC are, therefore, effectively exempt from income taxation as their sole member has received exemption from income taxation in Bermuda until 28th March 2016. They are however taxed on their activities in certain countries other than Bermuda, including in the U.S., with respect to their operations in those countries.

United States

          CP Ships carries on activities in the United States through various subsidiaries of CP Ships Holdings (Bermuda) Limited ("CP Ships Holdings (Bermuda)"), most of which are treated as disregarded entities for U.S. federal income tax purposes. For such purposes, CP Ships Holdings (Bermuda) is considered to earn directly all of the income earned by such subsidiaries. A small amount of activity in the United States, not involving the international operation of ships, is carried on by non-U.S. subsidiaries of CP Ships Holdings (Bermuda) in the Cast and Canada Maritime divisions that are not disregarded entities for U.S. federal income tax purposes.

          Under current law, the income derived by CP Ships Holdings (Bermuda) from the international operation of ships is excluded from gross income and exempt from U.S. federal income tax under Section 883 of the Internal Revenue Code of 1986, as amended. For this purpose, income from the international operation of ships means the gross amount of any income that is derived from the operation of ships in carriage of passengers or cargo for hire, from the hiring or leasing of ships for use on a time, voyage or bareboat charter basis for carriage of passengers or cargo for hire, or from activities incidental to such operation, with respect to voyages that either begin or end (but do not both begin and end) in the United States. As a prerequisite to obtaining the benefits of the Section 883 exemption, a corporation claiming these benefits must establish that it satisfies a share ownership test. CP Ships believes that it and CP Ships Holdings (Bermuda) satisfy this test. As a result, the income derived by CP Ships Holdings (Bermuda) from activities in the United States is substantially exempt from U.S. federal income taxation under the
Section 883 exemption. However, the income from certain activities, such as acting as ships' agent and freight forwarding, is not considered to be income from the international operation of ships and is not exempt. In addition, recently finalized regulations under section 883 have created some uncertainty as to the precise scope of the activities that are incidental to the international operation of ships, the income from which qualifies for exemption.

          To the extent that income earned by CP Ships Holdings (Bermuda) or its non-U.S. subsidiaries does not qualify for exemption, it may be subject to U.S. federal income tax. Non-exempt shipping income from U.S. sources, if any, is subject to tax at the rate of 4% of the amount of that income, not reduced by any deductions, unless such taxation is foreclosed by an applicable tax treaty. To the extent that non-exempt income is effectively connected with the conduct of a U.S. trade or business (or is attributable to a permanent establishment in the United States of any subsidiary that qualifies for benefits under an applicable tax treaty), such income is subject to U.S. federal income tax on a net basis, in lieu of the 4% tax on gross shipping income. Any such income, net of applicable deductions, is subject to U.S. federal income tax at graduated rates, up to a current maximum rate of 35% of net income. CP Ships Holdings (Bermuda) may also be subject to an additional branch profits tax at the rate of 30% on the earnings and profits attributable to its effectively connected income, subject to certain adjustments, and on interest paid or deemed paid which is allocable to effectively connected income. Any non-U.S. subsidiary of CP Ships Holdings (Bermuda) that qualifies for benefits under an applicable tax treaty may also be subject to the branch profits tax at such rate as prescribed by the treaty.

United Kingdom

          The United Kingdom introduced a tonnage tax regime ("Tonnage Tax") from 1st January 2000 for qualifying shipping companies to stimulate investment in UK shipping. Under Tonnage Tax, the tax liability is calculated with reference to a pre-set scale of alternate income based on the tonnage of the ships in the relevant fleet, rather than actual income earned. Therefore, under Tonnage Tax, tax expense varies with the tonnage of the fleet rather than with the profitability of the business.

          In particular, it is generally not permitted for a company within Tonnage Tax to reduce its liability to Tonnage Tax by offsetting losses or depreciation. Entry to Tonnage Tax requires an election by the relevant shipping company. Such an election generally must be made for a ten-year period and, once made, is irrevocable.

          CP Ships (UK) entered the Tonnage Tax regime with effect from 1st January 2001, and has recently renewed the election such that it now applies until 31st December 2013. CP Ships (UK) comprises the Contship Containerlines business and, from 27th September 2001, the Canada Maritime, Cast and ANZDL businesses.

Canada

          CP Ships and its Canadian subsidiaries that operate the Racine and Cast marine terminals in Montreal, Quebec are subject to normal Canadian federal and provincial taxes.

          CP Ships believes that it is, and intends to take all necessary steps to remain, resident solely in Canada for income tax purposes. CP Ships' tax residency is, however, affected by a number of factors, some of which are outside its control, including the application and interpretation of relevant tax laws and treaties. If CP Ships were to cease to be tax resident in Canada, it would be liable to pay additional Canadian taxes, including, but not limited to, capital gains tax based on the difference between the fair market value and tax cost of its assets at the relevant time. If such taxes were to become payable, this would have a material adverse effect on CP Ships' business, financial condition and results of operations. In addition, CP Ships may be obliged to make indemnification payments under the Plan of Arrangement if its ceasing to be Canadian tax resident caused the Spin-off to be taxed in a manner inconsistent with the tax rulings obtained from the Canadian and United States revenue authorities in connection with the Spin-off. If such indemnification payments were to become due, this may have an adverse effect on CP Ships. Further, the tax consequences to holders of Notes would generally be different from those applicable if CP Ships were not resident in Canada.

          As noted above, a significant portion of CP Ships group income is earned by controlled foreign affiliates resident in Bermuda, the United States and the United Kingdom. Canadian tax legislation has a detailed regime for the taxation of activities carried on by foreign affiliates. In very general terms, income that is from an active business, a term that is defined for Canadian tax purposes, earned by controlled foreign affiliates is not taxed in Canada. Active business income earned by controlled foreign affiliates located in jurisdictions with which Canada has concluded an income tax convention (which would include the United States and the United Kingdom) is not subject to any additional tax in Canada upon repatriation. Active business income earned by a controlled foreign affiliate in a jurisdiction with which Canada has not concluded an income tax convention, such as Bermuda, is subject to additional taxation in Canada upon repatriation of such income via dividends. Such income is subject to taxation at approximately 39%. CP Ships is of the view that the operations of its significant operating subsidiaries constitute the carrying on of an active business for the purpose of the Canadian foreign affiliate rules. Changes to the Canadian foreign affiliate rules could result in an increase of the tax burden to the group.

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

          Additional information including directors' and officers' remuneration and indebtedness, principal holders of CP Ships' securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the CP Ships information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CP Ships' comparative financial statements for the year ended 31st December 2003. These documents are also available through the internet on the Canadian securities regulatory authorities' System for Electronic Document Analysis and Retrieval (SEDAR) which can be found at www.sedar.com

Part B.


                                  UNDERTAKING
                                  -----------

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in the said securities.

                            ADDITIONAL INFORMATION
                            ----------------------

     The Registrant has in place a Code of Business Conduct applicable to all officers of the Registrant and no amendments have been made nor exemptions granted under it during the year ended 31st December 2003. The Code of Business Conduct is available on the Registrant's website at www.cpships.com. The Registrant intends to disclose on its website any amendments to or waivers from its Code of Business Conduct with respect to the Chief Executive Officer, Chief Financial Officer and Group Controller within five days of any such event.

     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Management has evaluated the Registrant's disclosure controls and procedures, previously designed and thereafter maintained under management's supervision, and has concluded that they were effective as at 31st December 2003. There has been no change in internal controls during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting

     CP Ships' Board of Directors has determined that John McNeil is the financial expert serving on its Audit Committee. The Board has determined that Mr. McNeil is an independent director as defined in the NYSE Listed Company Manual. Mr. McNeil serves as Chairman of the Audit Committee.

     All services to be rendered by the Registrant's external auditors are subject to approval by the Audit Committee of the Board. The engagement for the annual audit of the Registrant's consolidated financial statements is approved by the Audit Committee on an annual basis.

     In addition, certain specified services that fall into the following categories have been pre-approved by the Audit Committee in accordance with the Committee's established policy: statutory or other financial audit work, employee benefit plan audits, financial due diligence in connection with acquisitions and divestitures, internal control reviews, tax services and tax-related valuations, and certain fact-finding services and non-financial systems design and implementation. Specified pre-approved services would nevertheless require separate Audit Committee approval where the fees for a particular engagement or series of related engagements are not within established fee limits, or where the total cost for non-audit services for the year would exceed the estimated fees for audit services.

     The Audit Committee has delegated the authority for any required approval to the Chairman of the Committee or, if the Chairman is unavailable, to another independent member of the Committee. The Audit Committee receives reports of each engagement of the auditors at its regularly scheduled meetings.

     Type of Fees ($ in millions)                        2003                                   2002

---------------------------------------- -------------------------------------- --------------------------------------
              Audit Fees                                  2.1                                    3.3

          Audit Related Fees                              0.6                                    0.4

               Tax Fees                                   2.0                                    1.2

            All Other Fees                                0.2                                    0.2
                                                          ---                                    ---

                 Total                                   $4.9                                   $5.1
                                                         ====                                   ====


     In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees paid PricewaterhouseCoopers for audit and other services in connection with statutory and regulatory filings; "audit related fees" are for assurance and related services that are reasonably related to the performance of the audit or review of financial statements; "tax fees" are for tax compliance, tax advice and tax planning; and "all other fees" are for acquisition due diligence and fees for other services not included in the first three categories.





                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                            CP SHIPS LIMITED



                                   By:      /s/ Ian J. Webber
                                            --------------------------------
                                   Name:    Ian J. Webber
                                   Title:   Chief Financial Officer

                               LIST OF EXHIBITS
                               ----------------

The following documents are filed as exhibits to this Form 40-F:

Exhibit No.                        Description
-----------                        -----------
1                                  Management's Discussion and Analysis for the year ended 31st
                                   December 2003 (incorporated by reference to Exhibit 10.1 of the Registrant's Report filed on Form 6-K filed on 7th April
                                   2004).

2                                  Audited Consolidated Financial Statements for the years ended
                                   31st December 2003, 2002 and 2001 (incorporated by reference to Exhibit 10.1 of the Registrant's Report to be filed on Form
                                   6-K filed on 7th April 2004).

3*                                 Consent of Auditors.

4(a)*                              Certification of Ray Miles, CEO of Registrant, pursuant to
                                   Section 302 of the Sarbanes-Oxley Act of 2002.

4(b)*                              Certification of Ian Webber, CFO of Registrant, pursuant to
                                   Section 302 of the Sarbanes-Oxley Act of 2002.

5*                                 Certification of Ray Miles, CEO of Registrant, and Ian Webber,
                                   CFO of Registrant, pursuant to 18 U.S.C. Section 1350, as
                                   adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
                                   2002.



* filed herewith