Form 40-F/A
period 2004-08-30
CP SHIPS LTD
filed 2004-11-12
CIK 1157808

United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 40-F/A

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


                                 2 City Place
                               Beehive Ring Road
                                Gatwick Airport
                              West Sussex RH6 0PA
                                United Kingdom
                     telephone number: +44 (0) 1293 866200
   (Address and telephone number of Registrant's principal executive office)

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

Common Shares, no par value           New York Stock Exchange
Common Share Purchase Rights[1]

[1]Initially attached to and trade
with Common Shares


Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                                Title Of Class
                                --------------

                                     None

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

     89,890,519 Common Shares were outstanding as of 31st December 2003

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     Yes _____                  82 - ______               No  X

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes  X                     No  _____

Part A.




                                    CP SHIPS
                         REGIONAL FOCUS o GLOBAL SCALE











                                CP SHIPS LIMITED



                      REVISED 2003 ANNUAL INFORMATION FORM

                            As of 3rd September 2004




                                TABLE OF CONTENT

Forward Looking Statements........................................................................3
Notes to Readers..................................................................................3
Currency Exchange Rates...........................................................................4
Corporate Structure...............................................................................5
General Development of the Business...............................................................6
         Significant Acquisitions.................................................................6
         Trends...................................................................................7
Narrative Description of the Business.............................................................8
         Overview.................................................................................8
         Competitive Strengths....................................................................8
         Strategy.................................................................................9
         Service.................................................................................10
         Markets and Trade Lanes.................................................................11
         Joint Service Agreements................................................................16
         Operations..............................................................................18
         Sales and Marketing.....................................................................23
         Customers...............................................................................24
         Competition.............................................................................24
         Employees ..............................................................................25
         Insurance...............................................................................25
         Security................................................................................26
         Regulatory Matters......................................................................26
         Environmental Regulations...............................................................29
Selected Consolidated Financial Information......................................................32
         Consolidated Statements of Income Data..................................................32
         Consolidated Balance Sheet Data.........................................................33
         Dividend Policy.........................................................................35
Management's Discussion and Analysis of Financial Condition and Results of Operations............36
Market for Securities............................................................................36
Directors and Management.........................................................................36
         Directors...............................................................................36
         Management..............................................................................39
         Committees of the Board of Directors....................................................40
Description of Indebtedness and Other Obligations and Taxation of CP Ships and subsidiaries......42
         Indebtedness Corporate Structure........................................................42
         Revolving Credit Facility...............................................................43
         10-3/8% Senior Notes due 2012...........................................................44
         4% Convertible Senior Subordinated Notes due 2024.......................................45
         Pacific Class Vessel Loan...............................................................46
         Capital Leases..........................................................................46
         Operating Leases........................................................................48
         Capital Commitments.....................................................................50
         Taxation of CP Ships and Subsidiaries...................................................50
Additional Information...........................................................................52



                                                                                                     2



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


                                 NOTE TO READERS

          On 16th August 2004, CP Ships restated its financial statements for the years ended 31st December 2003 and 2002 to reflect increases in container shipping costs and reductions in revenues and net income. This AIF has been amended to reflect the restatement. The information contained in the AIF is as of 31st December 2003 (as restated), unless otherwise indicated.

                             CURRENCY EXCHANGE RATES

          Unless otherwise specified, the financial information relating to CP Ships contained in this AIF is expressed in U.S. dollars (US$). Certain financial information originates in currencies other than U.S. dollars and has been converted into U.S. dollars based on prevailing exchange rates, except for financial information extracted from the consolidated financial statements of CP Ships.

          The following tables set out, for each period indicated, the high, low, average and period end exchange rate for U.S. dollars expressed in Canadian dollars (C$) based on the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes:



                                                                  12 months ended 31st December
                                                                  -----------------------------

                                                             2003                  2002                   2001
                                                             ----                  ----                   ----
Canadian dollars per U.S. dollar
High in the period                                         1.5750                1.6128                 1.6023
Low in the period                                          1.2923                1.5108                 1.4933
Rate at end of period                                      1.2923                1.5800                 1.5925
Average rate for the period(1)                             1.4013                1.5704                 1.5487


                                                                               2004
                                                                               ----

                                                            March              February                January
                                                            -----              --------                -------

Canadian dollars per U.S. dollar
High in the period                                         1.3480                1.3442                 1.3340
Low in the period                                          1.3080                1.3108                 1.2690
Rate at end of period                                      1.3100                1.3405                 1.3265


----------
(1) The average of the exchange rate on the last day of each month during the period.




          On 31st March 2004, the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes was C$1.31 per $1.00.

                               CORPORATE STRUCTURE

          CP Ships subsists under the New Brunswick Business Corporations Act (Corporation number 515878). The registered office of CP Ships is located at Brunswick House, 44 Chipman Hill, Saint John, New Brunswick, Canada E2L 4Z6. The head office of CP Ships is located at 2 City Place, Beehive Ring Road, Gatwick Airport, West Sussex, RH6 0PA, United Kingdom and its telephone number is +44-1293 866200.

          The diagram below illustrates the corporate structure of CP Ships including CP Ships' principal subsidiaries, all of which are wholly owned, directly or indirectly, and their jurisdiction of incorporation. Certain subsidiaries of CP Ships which are not material to its business have not been included in this chart.


                            -----------------------
                           |                       |
                           |  CP Ships Limited (1) |
                           |    (New Brunswick)    |
                           |                       |
                            -----------------------
                                       |
                                       |
            ----------//---------------|----------//----------------
            |                          |                           |
            |                          |                           |
  -----------------------    -----------------------    -----------------------
 |    Cast Terminal      |  |    CP Ships (Bermuda) |  |  Racine Terminal     |
 |      Company          |  |      Limited (2)      |  |  (Montreal) Company  |
 |    (Nova Scotia)      |  |      (Bermuda)        |  |    (Nova Scotia)     |
 |                       |  |                       |  |                      |
  -----------------------    -----------------------    -----------------------
                                       |
                                       |
                                       |
                                       |
           -------------------------------------------------------------------
           |                     |                     |                      |
           /                     /                     /                      /
           /                     /                     /                      /
           |                     |                     |                      |
 --------------------  --------------------  --------------------   --------------------
|Container Equipment| |   CP Ships (UK)   | |  Lykes Lines      |  | TMM Lines Limited,|
|Leasing Limited (3)| |   Limited (4)     | | Limited, LLC (6)  |  | LLC (7) (Delaware)|
|   (Bermuda)       | |(England and Wales)| |  (Delaware)       |  |                   |
|                   | |                   | |                   |  |                   |
 --------------------  --------------------  --------------------   --------------------
                                 |
                                 |
                                 |
                                 |
                       --------------------
                      |     Italia di      |
                      | Navigazione LLC (5)|
                      |    (Delaware)      |
                      |                    |
                       --------------------










(1) CP Ships owns a 100% interest in Racine Terminal (Montreal) Company and Cast Terminal Company indirectly through CP Ships (Canada) Holdings Company, which is incorporated in Nova Scotia.
(2) CP Ships (Bermuda) Limited holds a 100% interest in (i) CP Ships (UK) Limited indirectly through three intermediate holding companies, one of which is incorporated in Bermuda and the other two in England and Wales,
      (ii) TMM Lines Limited, LLC and Lykes Lines Limited, LLC indirectly through two intermediate holding companies incorporated in Bermuda.
(3)   Owns and leases CP Ships' containers.
(4) Services are marketed under the following brands: Canada Maritime, Cast, Contship Containerlines and ANZDL.
(5)   Services are marketed under the Italia Line brand.
(6)   Services are marketed under the Lykes Lines brand.
(7)   Services are marketed under the TMM Lines brand.

                       GENERAL DEVELOPMENT OF THE BUSINESS

          On 1st October 2001, CP Ships' former parent, Canadian Pacific Limited ("CPL"), reorganized and divided into five separate companies. As a result, CP Ships became an independent publicly listed company on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") on 3rd October 2001. CP Ships' maritime roots date back to 1886 when CPL established a marine service to Asia to generate volume for the Pacific terminal of its newly completed trans-Canada railway. CPL began operating a shipping business on the Atlantic in 1903. In 1968, CPL reorganized its North Atlantic shipping operations to concentrate on container services and in 1984, co-founded Canada Maritime, purchasing the minority interest in 1993.

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

          CP Ships recorded an improvement in profits(1) during 2003 despite significant pressure on costs and strong competition in most of our trade lanes. Both volume and revenue were CP Ships records. Container carryings at 2.2 million teu were 9% higher than 2002, reflecting strong growth in TransAtlantic, Latin America and Asia, partly offset by lower volume in Australasia. Revenue(1) at $3.13 billion was 16% higher than $2.69 billion in 2002. The average freight rate, which excludes inland transport and slot charter revenue, increased 7% in 2003 due to better market conditions in most trade lanes. These improvements were partially offset by higher operating costs. Cost per teu for 2003 was up by 7% compared to 2002 due mainly to three factors: firstly, the estimated net effect of the weaker US$ was adverse by $57 million; secondly, fuel costs

     ---------------------
(1) As restated (see Note 6 under the heading to Selected Consolidated Financial Information for further information).

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

          In 2003, the Company had revenue(1) of $3.13 billion and EBITDA(1,2) of $221 million before an exceptional charge of $10 million related to its organizational restructuring in Europe.

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

          Regional focus. The Company's regional focus provides more reliable and frequent service schedules, flexible and timely responses to changes in local market conditions, the ability to offer customized

     --------------------
(1) As restated (see Note 6 under the heading to Selected Consolidated Financial Information for further information).

(2) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interest and equals operating income before exceptional items plus depreciation and amortisation. EBITDA, which is considered to be a meaningful measure of operating performance, does not have a standardised meaning under Canadian GAAP and may not be comparable with similar measures used by others.

services, greater trade lane economies of scale and premium pricing for its services. These attributes, along with its strong market position, provide it with a measure of protection from new competitors on its core trade lanes.

          Low cost operator. A combination of global scale economies and trade lane scale economies based on strong market position has allowed CP Ships to reduce its costs significantly. Savings in costs associated with ship networks, terminals and stevedoring, the container fleet, inland transport and administration have contributed to a 19% reduction in cost per teu from 1996 to 2002. Cost per teu increased in 2003 compared to 2002 by 7%, mainly due to increased fuel and charter costs and the depreciation of the U.S. dollar, which increased the reported amount of the substantial portion of CP Ships' costs incurred in other currencies, such as the euro, Canadian dollar and GB Pound. CP Ships remains committed to its cost savings programs.

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

          Furthermore, as a way of leveraging strong regional positions and adding value to our core container services, CP Ships intends to selectively and modestly develop logistics services. In April 2004, CP Ships completed the acquisition of Montreal based ROE Logistics, a family owned business specializing in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services.

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

Markets and Trade Lanes

          As at 31st December 2003, CP Ships operated in the following trade lanes of its principal markets under the following brand names:





Principal Market       Services     Trade Lanes                                 Brands
----------------       --------     --------------------------------------      ------------------------------------
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

              The following tables illustrate volume and revenue for CP Ships' principal markets for the last three years. Percentages of total are shown for both volume and revenue(1) for 2003.


                                        Volume By Market

                                      2003                           2002           2001
                                     Volume           % of          Volume         Volume
     Market                        (teu 000s)        Total        (teu 000s)     (teu 000s)
     ---------------------------  --------------  ------------  --------------  ------------
     TransAtlantic                    1,163             53           1,039            942
     Australasian                       304             14             334            348
     Latin American                     239             11             174            162
     Asian                              453             21             424            331
     Other                               36              1              37             59
                                         --              -              --             --
     Total                            2,195            100           2,008          1,842
                                      =====            ===           =====          =====



                                        Revenue By Market

                                      2003                            2002            2001
                                    Revenue            % of          Revenue         Revenue
     Market                      ($ millions)(1)       Total       ($ millions)    ($ millions)
     ---------------------------  ---------------  -----------  ---------------- --------------
                                 (as restated)
     TransAtlantic                   1,573               50          1,328           1,323
     Australasian                      515               16            531             549
     Latin American                    297               10            238             244
     Asian                             635               20            508             435
     Other                             110                4             82              95
                                       ---                -             --              --
     Total                           3,130              100          2,687           2,646
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



     ------------------
(1) As restated (see Note 6 under the heading to Selected Consolidated Financial Information for further information).



Trade Lanes                         Services      Company Ships     Frequency     Brands
------------                        --------      -------------     ---------     -------
US/Canada via Montreal-North            3               7           3 x weekly    Canada Maritime, Cast
Europe

US/Canada via                           2               6           2 x weekly    Canada Maritime, Cast
Montreal-Mediterranean

West Coast North                        1               6           1 x 10 days   Lykes Lines, TMM Lines, Contship
America-Mediterranean                                                             Containerlines, Italia Line

US East Coast-North Europe              2               1           2 x weekly    Lykes Lines, TMM Line

Gulf-North Europe                       3               8           3 x weekly    Lykes Lines, TMM Line

Gulf-Mediterranean                      1               5           1 x 9 days    Lykes Lines, TMM Lines, Contship
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


     Trade Lanes                        Services     Company Ships     Frequency     Brands
     -----------                        --------     -------------     ---------     ------
     Europe and US East Coast-             2               6            2 x weekly   Contship Containerlines,
     Australasia                                                                     ANZDL, Lykes Lines

     US West Coast-Australasia             2               6            2 x weekly   ANZDL, Contship Containerlines

     TransTasman                           2               2            1 x 14 days  ANZDL, Contship Containerlines
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



     Trade Lanes                       Services      Company Ships     Frequency     Brands
     -----------                       --------      -------------     ---------     ------
     North Europe-East Coast               2                2          1 x weekly    Contship Containerlines, Lykes
     South America                                                     1 x 8 days    Lines, TMM Lines

     Mediterranean-East Coast              1          Slot charter     1 x weekly    Contship Containerlines, Lykes
     South America                                                                   Lines, Italia Line

     US East Coast-East Coast              2          Slot charter     2 x weekly    Lykes Lines, TMM Lines
     South America

     Gulf-East Coast South                 1                4          1 x weekly    Lykes Lines, TMM Lines
     America

     Gulf-Caribbean                        1                3          1 x weekly    Lykes Lines, TMM Lines

     Mediterranean-West Coast              1          Slot Charter     1 x 14 days   Lykes Lines, TMM Lines, Italia
     South America                                                                   Line

     Mexico-Central America-               1          Slot Charter     1 x 8 days    Lykes Lines, TMM Lines, Italia
     West Coast South America                                                        Line

     Panama-West Coast South               1          Slot Charter     1 x 7 days    Lykes Lines, TMM Lines, Italia
     America                                                                         Line


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


     The Westabout Europe and US East Coast - Australasia service, which is in the Australasian market, calls at South East Asian ports en route to North Europe and the Mediterranean.


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


     Trade Lanes                   Services     Company Ships     Frequency       Brands
     -----------                   --------     -------------     ---------       ------
     North America-                    1               5           1 x 15 days    Lykes Lines, TMM Lines
     West/South Africa

     Break-bulk service                1               1           1 x 30 days    Lykes Lines, TMM Lines


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

     o US East Coast-North Europe and Gulf-North Europe trade lanes: Since October 2000, the Lykes Lines and TMM Lines brands have been operating two joint weekly services in the US East Coast-

          North Europe trade lane and three joint weekly services in the Gulf-North Europe trade lane with the Grand Alliance, one of the three principal Alliances, whose partners in the TransAtlantic trade lane are P&O Nedlloyd, Nippon Yusen Kaisha, OOCL, and Hapag Lloyd. CP Ships contributes nine of the 31 ships deployed in this arrangement.

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

     o Gulf-East Coast South America: CP Ships operates a fixed-day weekly service between the U.S., Mexico and East Coast South America, under the Lykes Lines and TMM Lines brands. It is operated under a co-operation agreement with Libra using six ships, four of which are provided by CP Ships.

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


Operations

Ships

          The following table lists the 80 ships owned and chartered by CP Ships as at 31st December 2003:

                                                                          NOMINAL                  MAX SERVICE
    SHIP                  YEAR              TRADELANES                  CAPACITY(2)     OWNED /       SPEED      SHIP
                          BUILT                                            (teu)    CHARTERED(1)(3)  (knots)   TYPES(4)
Canmar Honour             1998   US/Canada via Montreal-North Europe       3000          Owned          22        U
Canmar Pride              1998   US/Canada via Montreal-North Europe       3000          Owned          22        U
Cast Prominence           1996   US/Canada via Montreal-North Europe       2400          Owned          20        U
Cast Premier              1995   US/Canada via Montreal-North Europe       2300          Owned          21        U
Cast Prospect             1995   US/Canada via Montreal-North Europe       2400          Owned          21        U
Canmar Spirit             2003   US/Canada via Montreal-North Europe       4100          Owned (8)      23        U
Canmar Venture            2003   US/Canada via Montreal-North Europe       4100          Owned (8)      23        U
Canmar Endurance          1983   US/Canada via Montreal-Mediterranean      1900          Owned          20        U
Canmar Valour             1979   US/Canada via Montreal-Mediterranean      1000          Owned          19        U
Canmar Glory              1979   US/Canada via Montreal-Mediterranean      1000          Owned          19        U
Canmar Triumph            1978   US/Canada via Montreal-Mediterranean      1000          Owned          19        U
Canmar Victory            1979   US/Canada via Montreal-Mediterranean      1000          Owned          19        U
Canmar Bravery            1978   US/Canada via Montreal-Mediterranean      1700          Owned          19        U
Lykes Hero                1986   US East Coast-North Europe                2900          Owned          21        U
TMM Jalisco               1988   Gulf-North Europe                         3300          Owned          21        U
Lykes Discoverer (5)      1987   Gulf-North Europe                         3000          Owned          19        U
Lykes Explorer (5)        1987   Gulf-North Europe                         3000          Owned          19        U
Lykes Liberator (5)       1987   Gulf-North Europe                         3000          Owned          19        U
Lykes Navigator (5)       1987   Gulf-North Europe                         3000          Owned          19        U
Lykes Motivator (5)       1990   Gulf-North Europe                         3000          Owned          22        U
TMM Campeche              1989   Gulf-North Europe                         3000          Owned          21        U
TMM Yucatan               2003   Gulf-North Europe                         3200          Owned          22        G
Lykes Ambassador          1987   Gulf-Mediterranean                        3300          Owned          21        U
TMM Sinaloa               1987   Gulf-Mediterranean                        3300          Owned          21        U
TMM Hermosillo            1986   Gulf-Mediterranean                        3300          Owned          21        U
Lykes Achiever            1987   Gulf-Mediterranean                        3300          Owned          21        U
Lykes Challenger          1986   Gulf-Mediterranean                        3300          Owned          21        U
TMM Sonora                1994   West Coast North America-Mediterranean    2400           MTC           20        U
Lykes Commander           1994   West Coast North America-Mediterranean    2400           MTC           20        U
Cielo di San Francisco    1998   West Coast North America-Mediterranean    2500           MTC           21        G
Cielo del Canada          1998   West Coast North America-Mediterranean    2500           MTC           21        G
Cielo d' America          2002   West Coast North America-Mediterranean    2500           MTC           21        G
Cielo d' Europa           2002   West Coast North America-Mediterranean    2500           MTC           21        G
Contship Rome             1998   Europe and US East Coast-Australasia      2200           MTC           21        G
Contship London           1997   Europe and US East Coast-Australasia      2200           MTC           21        G
Contship Aurora           2002   Europe and US East Coast-Australasia      4100          Owned          25        U
Contship Australis        2002   Europe and US East Coast-Australasia      4100          Owned          25        U
Contship Borealis         2002   Europe and US East Coast-Australasia      4100          Owned          25        U
Contship Auckland         1998   Europe and US East Coast-Australasia      2200           STC           21        G
Direct Kea                1998   US West Coast-Australasia                 2200           MTC           21        G
Direct Tui                1998   US West Coast-Australasia                 2200           MTC           21        G
Direct Condor             2000   US West Coast-Australasia                 1700           STC           20        G
Direct Jabiru             2000   US West Coast-Australasia                 1700           STC           20        G
Direct Kestrel            2000   US West Coast-Australasia                 1700           STC           21        G





                                                                          NOMINAL                  MAX SERVICE
    SHIP                  YEAR              TRADELANES                  CAPACITY(2)     OWNED /       SPEED      SHIP
                          BUILT                                            (teu)    CHARTERED(1)(3)  (knots)   TYPES(4)

Direct Eagle              2000   US West Coast-Australasia                 1600           STC           20        G
Rotoiti                   1977   Trans Tasman                               800          Owned          16      Ro Ro
Rotorua                   1993   Trans Tasman                               700           STC           16      Ro Ro
Lykes Envoy               2003   North Europe-East Coast South America     2500           MTC           23        G
Altonia                   2000   North Europe-East Coast South America     1700           STC           20        G
Lykes Flyer               2002   Gulf-East Coast South America             3200          Owned          22        G
Lykes Ranger              2002   Gulf-East Coast South America             3200          Owned          22        G
TMM Colima                2002   Gulf-East Coast South America             3200          Owned          22        G
TMM Guanajuato            2002   Gulf-East Coast South America             3200          Owned          22        G
TMM Chiapas               2001   Gulf-Caribbean                            1600           STC           21        G
Colombia                  1996   Gulf-Caribbean                            1600           STC           20        G
Puerto Limon              1996   Gulf-Caribbean                            1500           STC           20        G
TMM Tabasco               2000   Asia-Americas                             2100          Owned          22        G
Lykes Voyager             1995   Asia-Americas                             2100          Owned          21        G
Lykes Deliverer           2002   Asia-Americas                             4100          Owned (9)      25        U
Lykes Provider            2003   Asia-Americas                             4100          Owned (9)      25        U
TMM Monterrey             2003   Asia-Americas                             4100          Owned (9)      25        U
Canmar Dynasty            1994   Asia-Americas                             2100          Owned          21        G
Dorian                    1994   Asia-Americas                             1500           STC           20        G
TMM Aguascalientes        2003   Asia-Americas                             4100          Owned (9)      25        U
TMM Hidalgo               1997   Asia-Americas                             1700           STC           20        G
Canmar Promise            1997   Asia-Americas                             2100           STC           20        G
Lykes Eagle               2000   Asia-Americas                             2100          Owned          22        G
Indamex Malaber           2001   US East Coast-India                       2500           STC           23        U
Indamex Mumbai            1996   US East Coast-India                       2800           STC           22        U
Contship Champion         1994   Europe-India/Pakistan                     3500           STC           23        U
Contship Innovator        1994   Europe-India/Pakistan                     3500           STC           23        U
Lykes Energizer           1992   North America-South Africa                 700           MTC           17      Ro Ro
Lykes Raider              1990   North America-South Africa                 800           MTC           17      Ro Ro
Lykes Inspirer            1990   North America-South Africa                 700           MTC           17      Ro Ro
Lykes Winner              1990   North America-South Africa                 700           MTC           17      Ro Ro
Lykes Runner              1992   North America-South Africa                 800           MTC           17      Ro Ro
National Pride (6)        1981   Break-bulk                                 500           STC           16        BB
Montreal Senator (7)      1983   Sub-Charter                               1900          Owned          20        U
APL Honduras (7)          2002   Sub-Charter                               4100          Owned (9)      25        U
APL Panama (7)            2002   Sub-Charter                               4100          Owned (9)      25        U
                                                                       -------------
CP Ships total standing capacity                                        197,500




(1) Owned ships includes four long-term chartered ships owned by certain U.S. trusts, the beneficial interests in which were purchased by CP Ships in September 2001, two ships under 25 year capital leases and six long-term (8 year) time chartered ships which for accounting purposes are treated as operating leases.
(2) Nominal capacity represents the total number of slots theoretically available both above and below decks and is therefore different from operational capacity which takes account of average cargo weight, destination of cargo, likely weather conditions, draft limitations, ship stability, and other factors which generally reduce the ship capacity, often significantly.
(3) Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance. In contrast, under a time charter the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter ("STC") is a time charter of one year or less, medium-term charter ("MTC") is a time charter more than one year but less than three years; and long-term charter ("LTC") is a time charter three years or more other than those included in footnote one. For each ship listed, the duration of the term is determined as from the date of entering into the charter.
(4) Geared ("G") ships have on-board cranes, while ungeared ("U") do not. Roll-on Roll-off ("Ro Ro") ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. Break-bulk ("BB") ships may also handle containers.
(5)  U.S. flag ships.
(6)  One-way voyage charters.
(7)  Ships not employed by CP Ships at 31st December 2003.
(8)  Ships subject to 25 year capital lease.
(9)  Long term (8 year) time chartered.

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

          The composition of CP Ships ship fleet by type of commitment is set out in the table below:

                                                                                            2007 proforma fleet after delivery
                                                     Fleet as at 31st December 2003              of the nine Seaspan ships(3)
                                                          Ships          % Capacity(1)          Ships         % Capacity(1)
           Owned                                            40                    55%              40                  45%
           Long-Term Committed                               6                    13%              15                  27%
                                                   ------------------------------------------------------------------------
           Total Owned and Long-Term Committed(2)           46                    68%              55                  72%
                                                   ------------------------------------------------------------------------
           LT Charter                                        -                     -                -                   -
           MT Charter                                       16                    15%              16                  13%
           ST Charter                                       18                    17%              18                  15%
                                                   ------------------------------------------------------------------------
           Total Chartered                                  34                    32%              34                  28%
                                                   ------------------------------------------------------------------------
           Total Fleet                                      80(4)                100%              89                 100%
                                                   ------------------------------------------------------------------------


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

Containers

          CP Ships operates the following fleet of containers with a total capacity of approximately 443,000 teu as at 31st December 2003:


         Container Type         Owned(1) (teu)    Leased (teu)    Total (teu)
         Standard                      148,000         252,000        400,000
         Specialized(2)                  4,000          39,000         43,000
                                ----------------------------------------------
         Total                         152,000         291,000        443,000
                                ----------------------------------------------
         Percentage                        34%             66%           100%
                                ----------------------------------------------


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

          During August 2004, CP Ships' ordered 3,000 temperature-controlled containers. This investment of about $50 million is the first phase of a plan to expand CP Ships' presence in the growing, higher margin, temperature-sensitive cargo market and to replace older units.

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

Other Property

          CP Ships has offices throughout the world, including its head office in London, UK and major offices in Gatwick, UK, Tampa, Florida and Montreal, Quebec. In addition, CP Ships has other assets used in its business, such as furniture and fixtures, information systems hardware and software, leasehold improvements and motor vehicles, none of which are individually material.

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

          Information Systems. CP Ships is in the process of developing a single company-wide system as a replacement for the diverse operational information systems it inherited with its various acquisitions. This includes standardization of CP Ships on a single financial system platform, SAP, which began operation for the majority of the company in January 2004. CP Ships continues to reduce the number of separate operational and financial information system functions across its organization in order to achieve better operating efficiencies. Centrally-managed application development and technical support will provide effective cost control and support common information technology ("IT") processes across the group. Two major data centres located in the UK and in the U.S. support IT hardware and software for all corporate systems.

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

          Third party agents are utilised in smaller low volume locations. Third party agency arrangements may comprise "full service" agreements (including sales, marketing, customer service and back-office) or may be functionally specific, for example covering back-office services only.

          A Global Account group manages sales, marketing and customer support relationships with large global customers with activities in many trade lanes. This allows CP Ships to offer tailored regional coverage on a global scale thereby capitalizing on the capabilities of the regional management teams and market knowledge.

Trademark and Licences

          CP Ships does not rely on the licensing of intellectual property belonging to other companies in marketing its brands other than in respect of certain "CP" related trademarks which are owned by the successor of CPL, Fairmont Hotels & Resorts Inc., and licensed to CP Ships on a royalty free perpetual basis.

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

          Following the terrorist attacks on 11th September 2001 the U.S. Government adopted certain measures to improve security at various U.S. ports and with respect to cargo movements to and from the U.S.. Congress and federal agencies have adopted or are considering the adoption of additional security related measures. Such measures include increased security for facilities and vessels, mandatory filing requirements for certain data, improved container seals, electronic vessel and equipment tracking, enhanced personnel security checks and identification procedures, reviews of vendors and subcontractors, changes to cargo documentation requirements, automated filing procedures for customs and vessel entries, and other actions. It is possible that some of these measures could adversely affect the efficiency of operations of CP Ships or result in additional costs. It is as yet too early to determine with any precision the nature and extent of the full scope of measures that may be adopted in the U.S.

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

          Under Reg. 4056/86, carriers are entitled to give effect to rate fixing agreements in relation to the ocean carriage of cargo to and from the EU (and the European Economic Area) member states. This is in derogation of the fundamental prohibition of cartels imposed by Article 81 of the Treaty. Such derogation is subject to certain qualifications. These permitted rate fixing agreements relate to specific trade lanes. They are known as "liner conferences". Many of CP Ships' liner services are members of the relevant liner conferences, primarily in the trade lanes between North Europe and Canada, and between Europe and Australia, New Zealand, South America and India/Pakistan. Changes to Reg. 4056/86 have now been brought into effect pursuant to the "modernisation" of EC competition rules brought into effect by Council Regulation No 1/2003 dated 16 December 2002. These changes came into effect on 1st May 2004. The changes transfer the burden of testing compliance with Reg. 4056/86 and Article 81 of the Treaty, and the application of exemptions to
Article 81, from the Commission (of the EC) to a self-assessment regime open to verification by interested parties (at the national court level or with or by the commission) or by the EC itself.

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

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

          Prior to 1st October 2001, CP Ships Holdings Inc. ("CPSHI") was the wholly owned holding company of CPL's container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to CP Ships, a newly created subsidiary company of CPL. CPL then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. Where appropriate, share numbers in the financial statements reflect the effect of the Plan of Arrangement applied retroactively. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI has become the historical financial information of the now publicly held CP Ships.

          Subject to the foregoing, the following table sets forth certain financial information for CP Ships or its predecessor and its subsidiaries on a consolidated basis under Canadian Generally Accepted Accounting Principles for the last three fiscal years.

Consolidated Statements of Income Data
(US$ millions, except amounts per share, presented in $)


                                                           Year ended 31st December
                                                   ------------------------------------------
                                                        2003(6)        2002(6)      2001(1)
                                                   (as restated)    (as restated)

Revenue                                                 3,130         2,687         2,646
Expenses                                               (3,028)       (2,611)       (2,507)
                                                   ------------------------------------------
Operating income before exceptional items (2)             102            76           139
Exceptional items                                         (10)            2           (43)
                                                   ------------------------------------------
Operating income                                           92            78            96
Interest (expense), net                                   (36)          (23)            -
Income tax expense                                         (3)          (10)          (12)
Minority interest                                           -             -             1
Goodwill charges (3)                                        -             -           (16)
                                                   ------------------------------------------
Net income (3)                                           $ 53          $ 45          $ 69

                                                   ==========================================

Earnings per common share basic before                   $0.70         $0.51         $1.37
exceptional items (3) (4) (5)

Earnings per common share basic (3) (4)                  $0.59         $0.53         $0.83

Earnings per common share diluted (3) (4)                $0.57         $0.52         $0.83

Cash dividend declared per common share                  $0.16         $0.16             -

Cash dividend declared per preference share                 -             -         $17.69




Consolidated Balance Sheet Data
(US$ millions)

                                                                At 31st December
                                                   ----------------------------------------
                                                      2003(6)        2002(6)        2001(1)
                                                   (as restated)  (as restated)
Cash and cash equivalents                                  75           110           116
Property, plant and equipment                           1,235         1,134           774
Total assets                                            2,500         2,487         1,923
Total long-term liabilities                               639           589           223
Total debt                                                651           597           230
Common share capital                                      686           685           597
Shareholders' equity                                    1,278         1,218         1,096



(1) The 2001 financial statements have been revised. See note 2 to CP Ships' 2002 Financial Statements.
(2) Exceptional items include an exceptional charge in 2001 of $43 million, an exceptional credit in 2002 of $2 million and an exceptional charge of $10 million in 2003.
(3) Goodwill was not amortized in 2003 and 2002 due to changes in Canadian GAAP. The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income by $16 million, and increase basic and diluted earnings per share by $0.20.
(4) Earnings per common share is calculated after deduction of preference dividends in the years ended 31st December 2003, 2002 and 2001 of $0, $0 and $3 million, respectively. Basic and diluted earnings per common share have been calculated using net income (as restated, see note (6) below) after deducting the preference shares dividend divided, by 89.8 million and 92.6 million shares, respectively, for the year ended 31st December 2003 and 84.8 million and 86.1 million shares, respectively, for the year ended 31st December 2002 and 79.3 million and 79.9 million shares, respectively, for the year ended
       31st December 2001.
(5) Exceptional items include a charge of $10 million in 2003, a credit of $2 million in 2002 and a charge of $43 million in 2001.
(6) On 16th August 2004, CP Ships' restated the previously reported results for 2003 to reflect an increase in container shipping costs of $23 million and a reduction in revenue of $6 million, resulting in a reduction in net income of $29 million. At the same time, 2002 results were also restated to reflect an increase in container shipping costs and a reduction in net income of $7 million.

       The balance sheet as at 31st December 2003 has been restated to increase accounts payable and accrued liabilities by $30 million and to reduce accounts receivable by $6 million, with a corresponding reduction of $36 million in retained earnings.

       The balance sheet as at 31st December 2002 has been restated to increase accounts payable and accrued liabilities by $7 million with a corresponding $7 million reduction in retained earnings.

       a) Impact of restatement of consolidated statements of income

       The impact of the restatements on net income for the years ended 31st December 2003 and 2002 are as follows:

       US$ millions                                                   31st December 2003      31st December 2002
       ----------------------------------------------------------------------------------------------------------
       Net income - as previously reported                                    82                      52

       Adjustments:
       -----------

       Revenue

       Container shipping operations (i)                                     (6)                       -

       Expenses

       Container shipping operations (ii), (iii)                             (23)                     (7)
                                                        ----------------------------------------------------------

       Total adjustments                                                     (29)                     (7)
                                                        ----------------------------------------------------------

       Net income - as restated                                               53                      45
                                                        ----------------------------------------------------------




       (i) Adjustment required to eliminate revenue-related balances that should not have been included on the balance sheet. Of this amount $3 million is to eliminate intercompany items previously not eliminated on consolidation and included within accounts receivable. A further $3 million relates to the elimination of other miscellaneous revenue-related balances which should not have been recognized as revenues and accounts receivable.

      (ii) The 2003 adjustment includes $20 million to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals. A further $2 million relates to an incorrect reversal of cost accruals. An additional $1 million relates to the elimination of certain other cost-related balances.

     (iii) The 2002 adjustment of $7 million is to charge additional costs for container shipping operations, required as a result of the unintentional recording of an intercompany liability within accruals and the subsequent charging of third party costs against this balance.

       None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

        b) Impact of restatement on consolidated statements of retained earnings



                                                              31st December      31st December      31st December
                                                                  2003               2002               2001
       US$ millions
       --------------------------------------------------------------------------------------------------------------
       Retained earnings - as
       previously reported
                                                                   615                547                509

       Adjustments                                                (36)                (7)                 -
                                          ---------------------------------------------------------------------------

       Retained earnings - as restated                             579                540                509
                                          ---------------------------------------------------------------------------


       As at 31st December 2003, accounts receivable has decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

       As at 31st December 2002, accounts payable and accrued liabilities have increased by $7 million.


       c) Impact of restatement on segmented reporting



       The impact of the restatement on operating income by segment for the years ended 31st December 2003 and 2002 is as follows:


       2003
       ----
                          Trans Atlantic                  Latin America
       US$ millions                         Australasia                      Asia          Other            Total
       ---------------------------------------------------------------------------------------------------------------
       Operating income
       before
       exceptional items
       as reported in
       2003

                                82              27             15             (8)             15             131

       Restatement             (17)            (3)             (4)            (4)             (1)            (29)
                           --------------------------------------------------------------------------------------------

       Restated
       operating income
       before
       exceptional items
                                65              24             11             (12)            14             102
                           --------------------------------------------------------------------------------------------









          2002
          ----

                          Trans Atlantic                  Latin America
       US$ millions                         Australasia                      Asia          Other            Total
       ---------------------------------------------------------------------------------------------------------------

       Operating income
       before
       exceptional items
       as reported in
       2002

                                60              27             21             (38)            13              83

       Restatement              (4)             -               -             (3)              -             (7)
                           -------------------------------------------------------------------------------------------

       Restated
       operating income
                                56              27             21             (41)            13              76
                           ============================================================================================



Dividend Policy

          On 16th August 2004, CP Ships' Board of Directors declared a dividend for the second quarter of 2004 of $0.04 per common share ($3.6 million in aggregate), payable on 6th September 2004.

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

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

          Reference is made to CP Ships' revised Management's Discussion and Analysis for the year ended 31st December 2003, which is incorporated by reference in this Annual Information Form.


                              MARKET FOR SECURITIES

Stock Exchange Listings

          The common shares are traded on The TSX and the NYSE and trade under the symbol "TEU".



                            DIRECTORS AND MANAGEMENT

Directors

          Set out below are the names, municipality of residence, business addresses, offices within CP Ships and principal occupations within the past five years of the directors of CP Ships together with the common shares beneficially owned or controlled by such individuals as at 29th February 2004. As at 31st March 2004, no single director beneficially owns or controls 1% or more of the common shares.



                                                                                                                   Number of
                                                                                                                   Common
                                                                                                                   Shares
                                                                                                                   Beneficially
                                                                                                                   Owned or
     Name, Municipality of Residence and                                                                           Controlled as at
     Business Address if different from                                          Principal Occupation              29th February
     CP Ships                                                Office             (where different from office)      2004
     John P. Bowmer.................................         Director since      Corporate Director                6,503
     Atherton, California                                    October 2001

     Business Address:
     100 Redwood Shores Parkway
     Redwood City
     California, U.S.A. 94065

     Robert J. Clanin...............................         Director since      Corporate Director                6,486
     Alpharetta, Georgia                                     October 2001

     Business Address:
     14780 East Bluff Road
     Alpharetta
     Georgia, U.S.A. 30004

     Peter J. Dey....................................        Director since      Partner, Osler Hoskin &           8,735
     Toronto, Ontario                                        October 2001        Harcourt LLP (law firm)

     Business Address:
     1 First Canadian Place
     Toronto, Ontario
     Canada M5X 1B8

     Frank J. Halliwell..............................        Director since                                      201,790(1)
     Tampa, Florida                                          October 2001 and
                                                             Chief Executive
                                                             Officer

     Business Address:
     401 East Jackson St., Suite 3300
     Tampa
     Florida, U.S.A. 33602




                                                                                                                   Number of
                                                                                                                    Common
                                                                                                                     Shares
                                                                                                                   Beneficially
                                                                                                                     Owned or
     Name, Municipality of Residence and                                                                         Controlled as at
      Business Address if different from                                          Principal Occupation              29th February
                CP Ships                                         Office      (where different from office)             2004

     John D. McNeil.................................         Director since      Corporate Director               23,735
     Toronto, Ontario                                        October 2001

     Business Address:
     150 King Street West
     Toronto, Ontario
     Canada M5H 1J9

     Raymond R. Miles...............................         Director since                                      276,116(2)
     London, England                                         October 2001 and
                                                             Chairman
     Business Address:
     2 City Place
     Beehive Ring Road
     Gatwick Airport
     RH6 0PA England

     Nigel M.S. Rich .................................       Director since      Corporate Director                3,387
     London, England                                         October 2001

     Business Address:
     7 Lower Sloane Street
     London
     SW1W 8AY England

     Ian J. Webber.....................................      Director since                                      135,318(3)
     Kent, England                                           October 2001 and
                                                             Chief Financial
                                                             Officer
     Business Address:
     2 City Place
     Beehive Ring Road
     Gatwick Airport
     RH6 0PA England

     Viscount Weir... .................................      Director since      Corporate Director                3,895
     Glasgow, Scotland                                       October 2001 and
                                                             Lead Director
                                                             since May 2004
     Business Address:
     2 City Place
     Beehive Ring Road
     Gatwick Airport
     RH6 0PA England





          (1) As at 29th February 2004, Frank J. Halliwell held 201,790 common shares of which 131,778 are Restricted Shares, 41,778 of which vest on 18th October 2004 and 41,778 vest on 1st December 2005, and 48,222 subject to company performance criteria also vest on 1st December 2005, all under compensation plans.
          (2) As at 29th February 2004, Raymond R. Miles held 276,116 common shares of which 184,445 are Restricted Shares, 73,778 of which vest on 18th October 2004 and 73,778 vest on 1st December 2005, and 36,889 subject to company performance criteria also vest on 1st December 2005, all under compensation plans.
          (3) As at 29th February 2004 Ian J. Webber held 135,318 common shares of which 103,556 are Restricted Shares, 33,556 of which vest on 18th October 2004 and 33,556 vest on 1st December 2005, and 36,444 subject to company performance criteria also vest on 1st December 2005, all under compensation plans.

          Ray Miles was appointed Chairman following the annual meeting on 4th May 2004. He joined CP Ships in 1988 as Chief Executive Officer. He has worked in the shipping industry since 1972. He is a non-executive Director of Provident Financial and West of England P&I Club, Chairman of Box Club the container shipping industry's CEO forum, Chairman of the World Shipping Council, the industry's US representative organization, and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall.

          Viscount Weir, was appointed Lead Director following the annual meeting on 4th May 2004. He was Chairman of CP Ships from 2001 to 2004. Viscount Weir also served as Chairman of Balfour Beatty, one of the UK 's largest construction companies until May 2003. He was Chairman of the Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James's Place Capital and Canadian Pacific Railway. Formerly, he was a Director of the Bank of England, British Steel and CPL. He is Chairman of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

          John Bowmer was Chairman of Adecco of Switzerland, the world's largest international staffing and recruitment company until 2004. He was Chief Executive Officer of Adecco from 1996 to 2002 and Chief Executive Officer of its predecessor, Adia, since 1993. He has served in a variety of executive positions in the UK, Asia, Australia and the US since he joined Adia in 1987.
He is a member of the Audit, Corporate Governance and Compensation Committees.

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

          Frank Halliwell was appointed Chief Executive Officer of CP Ships following the annual meeting on 4th May 2004. He previously served as Chief Operating Officer since 2001, having been Executive Vice President since 1995. He has filled a number of senior roles in the CP Ships group since joining Canada Maritime as Commercial Director in 1991. He entered the container shipping industry in 1971.

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

          The Articles of Amalgamation of CP Ships provide for a minimum of three and a maximum of 15 directors. The directors are empowered to exercise all the powers of CP Ships, including the power to borrow money. A director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, CP Ships. A director shall not vote or be counted in any quorum concerning his own appointment or terms of his appointment. Directors are not required to hold any shares of CP Ships by way of qualifications but the board has decided that each should own 10,000 shares within five years of election. There is a mandatory retirement for a director at the AGM after reaching 70 years of age, however, the board may waive the mandatory disqualification for directors having reached 70 years of age for successive one year periods when it is in the best interests of the company.

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

          Jeff Drake, London, England, was appointed Vice-President Logistics in June 2004. He joined CP Ships in October 2000 and previously served as Vice President Corporate Planning. From 1998, he was Director Marketing and Planning for Contship Italia in Italy and before that a partner with Mercer Management Consulting in Boston, Massachusetts.

          Juan Manuel Gonzalez, Tampa, USA, was appointed Executive Vice-President in July 2004, he was previously Senior Vice President and joined CP Ships on the merger with TMM in 1999.

          Glenn Hards, Tampa, USA, was appointed Executive Vice-President in July 2004. He joined CP Ships in 1978 and has held management positions in finance, audit and business development.

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

          Jeremy Masters, Sussex, England, was appointed Senior Vice-President in May 2004. He joined CP Ships in 1984 and previously served in a number of senior commercial positions.

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

          The Chairman of the Compensation Committee is Viscount Weir and the members are John Bowmer, Robert Clanin, Peter Dey, John McNeil and Nigel Rich.

     DESCRIPTION OF INDEBTEDNESS AND OTHER OBLIGATIONS AND TAXATION OF CP
                            SHIPS AND SUBSIDIARIES

          The following is a summary of the terms and conditions of CP Ships' revolving credit facility, 10-3/8% Senior Notes due 2012, 4% Convertible Senior Subordinated Notes due 2024, Pacific Class Vessel loan, and certain capital leases and other operating leases. This summary is necessarily of a general nature and does not purport to describe all of the terms and conditions of such financing transactions.


Indebtness Corporate Structure



                                   ------------------------------------------------------------
                                   |                   CP Ships Limited (1)                   |
                                   |                     (New Brunswick)                      |
                                   |            Borrower under 10-3/8% Senior Notes           |
                                   |    Borrower under 4% Convertible Senior Subordinated     |
                                   |                          Notes                           |
                                   |          Guarantor under $525 Million Facility           |
                                   |              Guarantor under Container Sale              |
                                   |                      and Leaseback                       |
                                   |          Guarantor of Pacific Class Vessel Loan          |
                                   |          Guarantor of Venture and Spirit Leases          |
                                   |             Guarantor of Long-term Charters              |
                                   ------------------------------------------------------------
                                                               |
                     -------------//--------------------------------------------//-----------------------
                     |                                         |                                         |
                     |                                         |                                         |
           -------------------------       ------------------------------------------      -----------------------------
           |Cast Terminal Company  |       |      CP Ships (Bermuda) Limited (2)    |      |Racine Terminal (Montreal) |
           |    (Nova Scotia)      |       |                (Bermuda)               |      |         Company           |
           |                       |       |  Guarantor of Pacific Class Vessel Loan|      |       (Nova Scotia)       |
           -------------------------       ------------------------------------------      -----------------------------
                                                                           |
                                                                           |
              -----------------------------------------------------------------------------------------------------
              |                                 |                                |                                 |
              /                                 /                                /                                 |
              /                                 /                                /                                 |
              |                                 |                                |                                 |
              |                                 |                                |                                 |
|--------------------------|   |-------------------------------|   |-----------------------------|   |---------------------------|
|     Container Equipment  |   |    CP Ships (UK) Limited (4)  |   |       CP Ships (Americas)   |   |   CPS Number 1 Limited (8)|
|     Leasing Limited (3)  |   |       (England and Wales)     |   |       Limited (8) (Bermuda) |   |          (Bermuda)        |
|          (Bermuda)       |   |      Guarantor of 10-3/8 %    |   |        Borrower under       |   |     Borrower under $525   |
|  Lessee under Container  |   |           Senior Notes        |   |   Pacific Class Vessel Loan |   |       Million Facility    |
|     Sale and Leaseback   |   |  Guarantor under $525 Million |   |                             |   |                           |
|                          |   |            Facility           |   |                             |   |                           |
|                          |   |    Lessess under Venture and  |   |                             |   |                           |
|                          |   |         Spirit Leases         |   |                             |   |                           |
|--------------------------|   |-------------------------------|   |-----------------------------|   |---------------------------|
                                                |                                 |
                              |-----------------|                                 |----------------|
                              |                                                                    |
                              |                                                                    |
                --------------------------------                                -------------------------------------
                |                              |                                |                                   |
                |                              |                                |                                   |
                |                              |                                |                                   |
|--------------------------|   |-------------------------------|   |-----------------------------|   |---------------------------|
|  CPS Number 2 Limited (8)|   | Italia di Navigaazione LLC (5)|   | Lykes Lines Limited, LLC (6)|   | TMM Lines Limited, LLC (7)|
|     (England and Wales)  |   |          (Delaware)           |   |          (Delaware)         |   |         (Delaware)        |
|     Borrower under $525  |   |                               |   |     Guarantor of 10-3/8 %   |   |     Guarantor of 10-3/8%  |
|      Million Facility    |   |                               |   |         Senior Notes        |   |        Senior Notes       |
|                          |   |                               |   |     Guarantor under $525    |   |    Guarantor under $525   |
|--------------------------|   |-------------------------------|   |       Million Facility      |   |      Million Facility     |
                                                                   |     Guarantor of Venture    |   |    Guarantor of Venture   |
                                                                   |      and Spirit Leases      |   |      and Spirit Leases    |
                                                                   |   Lessee under Long-term    |   |                           |
                                                                   |          Charters           |   |                           |
                                                                   |-----------------------------|   |---------------------------|





(1) CP Ships owns a 100% interest in Racine Terminal (Montreal) Company and Cast Terminal Company indirectly through CP Ships (Canada) Holdings Company, which is incorporated in Nova Scotia.
(2) CP Ships (Bermuda) Limited holds a 100% interest in (i) CP Ships (UK) Limited indirectly through three intermediate holding companies, one of which is incorporated in Bermuda and the other two in England and Wales, (ii) CP Ships (Americas) Limited through an intermediate holding company incorporated in Bermuda.
(3)      Owns and leases CP Ships' containers.
(4) Services are marketed under the following brands: Canada Maritime, Cast, Contship Containerlines and ANZDL.
(5)      Services are marketed under the Italia brand.
(6)      Services are marketed under the Lykes Lines brand.
(7)      Services are marketed under the TMM Lines brand.
(8)      Ship-owning company.

Revolving Credit Facility

$525 Million Facility

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

          Under the $525 Million Facility, CP Ships may borrow an amount up to the aggregate of 75% of the appraised value of the ships on which the facility is secured. The value of all secured ships is subject to an annual reappraisal and, to the extent that borrowings under the facility exceed the 75% threshold, CP Ships may be required to reduce the borrowings within 15 business days of notification. CP Ships may also be required to make a prepayment if and to the extent that the sale or total loss of a ship, or the release of a mortgage on a ship results in borrowings under the facility exceeding the 75% threshold. Based on the appraised value of the 25 secured ships, CP Ships was able to borrow $525 million under the $525 Million Facility as at 3rd September 2004.

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

10-3/8% Senior Notes due 2012

          On 3rd July 2002, CP Ships completed a private placement of senior notes in the aggregate principal amount of $200 million at a price of 97.722% of their principal amount. Following an exchange offer made by CP Ships on 31st October 2002, all of the senior notes were exchanged for senior notes registered under the Securities Act (the "10-3/8% Senior Notes"). The 10-3/8% Senior Notes are issued pursuant to a Trust Indenture dated 3rd July 2002 between CP Ships as issuer, CP Ships (UK), Lykes LLC and TMM LLC (together, the "Note Guarantors") as subsidiary guarantors and The Bank of New York as trustee and reference is made to the Trust Indenture for a full description of the terms and conditions attaching to the 10-3/8% Senior Notes. The 10-3/8% Senior Notes are listed on the Luxembourg Stock Exchange (CUSIP number 22409VAC6).

          The 10-3/8% Senior Notes bear interest at 10.375% payable semi-annually and mature in July 2012 unless redeemed earlier. The obligations of CP Ships under the 10-3/8% Senior Notes are guaranteed by the Note Guarantors. Under the terms of the 10-3/8% Senior Notes, CP Ships has the option, in each case subject to payment of any accrued and unpaid interest:

          (i) at any time prior to 15th July 2005, to redeem up to 35% of the aggregate principal amount of the 10-3/8% Senior Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.375% of the principal amount of the redeemed 10-3/8% Senior Notes;

          (ii) at any time prior to 15th July 2007, to redeem any of the 10-3/8% Senior Notes at a redemption price equal to the principal amount thereof plus a redemption premium equal to the greater of (a) 1% of such principal amount and
(b) the excess of (x) the present value at the redemption date of the redemption price of such 10-3/8% Senior Notes at 15th July 2007 plus all required interest payments that would otherwise be due to be paid on such 10-3/8% Senior Notes between the redemption date and 15th July 2007 excluding accrued but unpaid interest, computed using a discount rate equal to the U.S. Treasury Rate at such redemption date plus 0.50%; over (y) the principal amount of such 10-3/8% Senior Notes; and

          (iii) at any time after 15th July 2007 and prior to their maturity, to redeem any of the 10-3/8% Senior Notes at an applicable fixed redemption price which gradually decreases from 105.188% of the aggregated principal amount of such 10-3/8% Senior Notes if such option is exercised in 2007 to 100% of such amount if such option is exercised in 2010 and thereafter.

          Under the terms of the 10-3/8% Senior Notes, if any person or group directly or indirectly acquires 50% or more of CP Ships' outstanding common shares, or if CP Ships consummates certain specific merger or consolidation transactions or sells substantially all of its or its subsidiaries' assets, or the majority of the Board of CP Ships is replaced during any consecutive two year period and, within 90 days of any such event, the credit rating of the 10 3/8% Senior Notes is downgraded or withdrawn by both S&P and Moody's, CP Ships will be required to make an offer to purchase all of the outstanding 10-3/8% Senior Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

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

          The indenture governing the 10-3/8% Senior Notes contains various restrictive covenants that, among other things, limit the ability of CP Ships and each of its subsidiaries to: (i) incur certain additional indebtedness; (ii) pay dividends on capital stock or redeem capital stock or prepay any subordinated debt; (iii) make certain investments; (iv) sell assets other than at a fair market value and for cash or other equivalent consideration; (v) enter into transactions with direct or indirect holders of more than 10% of the common shares of CP Ships or of its subsidiaries and with affiliates that are not subsidiaries of CP Ships, other than in good faith and on arm's-length terms;
(vi) create security interests over any of their respective assets other than certain permitted security interests; (vii) sell shares in its subsidiaries or permit its subsidiaries to issue shares; (viii) sell and leaseback assets; (ix) guarantee debt; (x) consolidate, merge or transfer all or substantially all of CP Ships' assets or
(xi) in the case of the Note Guarantors, dispose of their respective assets.
All of these restrictions are subject to a number of important limitations and qualifications.

          Events of default under the 10-3/8% Senior Notes are customary for this type of debt and, among other things, include the occurrence of an event of default or default with respect to CP Ships' or its subsidiaries' indebtedness for borrowed money having an aggregate principal amount of $20 million or more that results in acceleration of the payment of such indebtedness.

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

          The primary lease period for each lease is 25 years commencing on the delivery date of the vessel (3rd June 2003 in respect of the Venture and 25th July 2003 in respect of Spirit and each a "Delivery Date") with one-year secondary lease periods renewable at CP Ships (UK)'s option thereafter. CP Ships
(UK) is required to make quarterly rental payments to the Lessor which are determined in accordance with the financial schedule forming part of the relevant lease. The rental instalments during the primary lease period for each lease are calculated by reference to factors such as the cost of the vessel, interest and assumptions as to, in particular, changes in UK tax rates and the level of capital allowances available to the Lessor and is therefore variable throughout the lease.

          During the lease period, CP Ships (UK) is liable for all costs and expenses in relation to the operation of the vessels, including but not limited to, the maintenance, repair, insurance and use of the vessels. CP Ships (UK) bears the full risk of any damage to or loss of the vessels.

          During June 2004, as part of conforming the financial covenants contained in the Venture Lease and Spirit Lease documentation with those contained in the $525 million Facility, the Lessee agreed that the Lessor be entitled to review (according to its own criteria) the "creditworthiness" of CP Ships during 2009 and 2019, in order to monitor the adequacy of the guarantees provided by CP Ships. If the Lessor determines, in its sole discretion, that the creditworthiness of CP Ships is inadequate, it can require CP Ships (UK) to provide additional security in respect of each lease by way of letter of credit or other security, or to prepay rental to a specified level. Failure to provide such security and/or make the prepayment will be a termination event. The Spirit Lease is further secured by a 364-day letter of credit (the "LC") with a bank currently rated AA (the "LC Bank") in the maximum aggregate amount of (pound)7,000,000 which decreases throughout the lease period as rental instalments are paid. The Lessor may only make a demand under the LC following a termination of the Spirit Lease and the termination sum (as calculated in the financial schedule) becoming due and payable if not already paid at that time. If the rating of the LC Bank is lower than A- at any time or if the LC is not renewed, and CP Ships has not replaced the LC or otherwise provided additional security acceptable to the Lessor, a termination event would arise under the Spirit Lease.

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

          During June 2004, CP Ships, as guarantor, conformed the financial covenants contained in the Venture Lease and Spirit Lease documentation with those contained in the $525 Million Facility. See "Revolving Credit Facility".

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

          During September 2004, CP Ships, as guarantor, conformed the financial covenants contained in the Container Sale and Leaseback documentation with those contained in the $525 Million Facility. See "Revolving Credit Facility".In addition, the Lessor may require the Container Guarantee and the Container Lease to be amended to include any other financial covenants given by CP Ships (or the Container Lessee) under any future ship mortgage loan, bareboat charter agreement, container financing arrangement or secured long-term credit facility. Under the Container Sale and Leaseback, the Lessor can declare a "material adverse change" if CP Ships' long term corporate credit rating by S&P is lower than BB+ (as at 31st December 2003 it was BBB--) or its long term senior implied rating from Moody's is lower than Ba1 (as at 31st December 2003 it was Ba2), whichever rating is higher from time to time. Such a "material adverse change" could lead to an event of default under the Container Sale and Leaseback.

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

          The daily charter hire under each of the Seaspan Charters is for a fixed amount for the primary charter period (the "Primary Term").Each charter party delineates two distinct payments to Seaspan for the use and hire of the relevant Seaspan Vessel. One payment reflects the capital cost of the Seaspan Vessel and the other reflects certain ship management and operating costs on account of the costs of a management services agreement that is attached to and forms a part of the charter party (the "Management Contract"). Lykes LLC's payment obligations under each Seaspan Charter and the related Management Contract will commence only on delivery of the relevant Seaspan Vessel.

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

Commitments

          CP Ships has commitments under operating leases, including obligations under time charters which include certain ship operating expenses. The commitments in each of the next five years and thereafter are:

                                                Current
                                               operating          Future
               Year                             leases        commitments(1)         Total
           ----------------                     ------        --------------         ------
                                                       (in $ millions)
           2004.......                             204               --               204
           2005.......                             127                1               128
           2006.......                             105               25               130
           2007.......                              94               53               147
           2008.......                              63               59               122
           2009 and thereafter                     137              454               591
                                                   ---              ---               ---
                                                   730              592             1,322
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


                             ADDITIONAL INFORMATION

          When the securities of CP Ships are in the course of distribution under a preliminary short form prospectus or a short form prospectus, copies of the following documents may be obtained upon request from the Vice President General Counsel and Secretary, CP Ships Limited, 2 City Place, Beehive Ring Road, Gatwick Airport, West Sussex RH6 0PA, United Kingdom:

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

          Additional information including directors' and officers' remuneration and indebtedness, principal holders of CP Ships' securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the CP Ships information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CP Ships' restated comparative financial statements for the year ended 31st December 2003. These documents are also available through the internet on the Canadian securities regulatory authorities' System for Electronic Document Analysis and Retrieval (SEDAR) which can be found at www.sedar.com.

Part B.

                                  UNDERTAKING

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

          Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In connection with the annual report on form 40-F for the year ended 31st December 2003 originally filed by the Registrant on 15th April 2004, management evaluated the Registrant's disclosure controls and procedures and concluded that, based on the information available to management at that time, such disclosure controls and procedures were effective as at 31st December 2003. Subsequent to that time, a number of factors have come to light that indicate certain conditions existed, mainly during 2003 and continuing into 2004, that caused the Registrant to understate certain expense accruals and to retain certain balances on the balance sheet that should have been charged to income. For a further description of the restatement, refer to note 2 of the restated consolidated financial statements for the year ended 31st December 2003 and to note 3 of the consolidated financial statements as at 30th June 2004.

          The Registrant had, consistent with management's ongoing efforts to improve disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its business operations with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003, with the implementation itself spanning the first quarter of 2004. The demands on the finance and related business functions increased significantly during this period, and certain of the processes and controls required to make reasonable estimates of accruals for expenses were affected as a result. In addition, both as a result of the implementation of SAP and through improved reconciliation procedures of account balances, the Registrant determined that certain other adjustments to the Registrant's financial statements were also needed. As a result, certain adjustments were required which gave rise to the restatement of financial statements for the years ended 31st December 2002 and 2003 and the first quarter 2004 first announced by the Registrant on 9th August 2004 and confirmed in its announcement on 16th August 2004.

          In light of these discoveries, management has engaged in a review and will continue to review the Registrant's controls and procedures. In addition, the Registrant has been advised by PricewaterhouseCoopers LLP, the Registrant's external auditors, that they view the issues described above as significant weaknesses in the Registrant's controls and procedures.

          The Registrant believes that its implementation of SAP on 1st January 2004 has significantly enhanced its financial controls. In addition, as a result of the Registrant's review to date, it has taken a number of corrective measures to improve the controls in accounting and business processes. For example, procedures and controls over the cost estimation process and monitoring controls over period end accrual balances have been improved to ensure that changes in shipping activities and cost data are reflected on a timely basis. Improvements have also been made to ensure that intercompany and other balance sheet accounts are reconciled on a timely basis.

          A Special Committee of the Board, constituted in August and comprising four independent directors, has been charged with overseeing certain aspects of the restatement of financial results for the first quarter 2004 and the years 2003 and 2002. The committee's mandate includes independently investigating the principal reasons for the restatement and management's response to the causes of the restatement, investigating certain stock trades made by officers of the company in May and June this year, oversight of the defence of class action lawsuits and liaising with regulators.

          A senior level task force, reporting to CFO Ian Webber, was established to review financial controls and related business processes and implement improvements. Task force members include senior finance, information systems, business process, commercial and operations executives, many of whom were involved in identifying the issues behind the restatement. The task force has overseen the implementation of immediate corrective actions to improve internal controls, in particular those internal controls involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. The task force's continuing mandate is to build on these improvements and it is coordinating closely with a separate team whose task is to ensure compliance by the end of 2005 with internal financial reporting controls required under Section 404 of the US Sarbanes-Oxley Act.

          The task force has also reviewed the finance organizational structure, resulting in a number of improvements, including the addition of new employees at both senior and junior levels.

          In connection with the filing of this amended annual report on form 40-F/A, management has re-evaluated the Registrant's disclosure controls and procedures as of 16th August 2004 and has concluded that, except as described above, such disclosure controls and procedures were effective as at 31st December 2003. Except as set forth above, there has been no change in internal controls during the period covered by this report or subsequent to the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

     CP Ships' Board of Directors has determined that John McNeil is a financial expert serving on its Audit Committee. The Board has determined that Mr. McNeil is an independent director as defined in the NYSE Listed Company Manual. Mr. McNeil serves as Chairman of the Audit Committee.

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

     Type of Fees ($ in millions)               2003               2002
---------------------------------------- ------------------ ------------------
              Audit Fees                         2.1                3.3
          Audit Related Fees                     0.6                0.4
               Tax Fees                          2.0                1.2
            All Other Fees                       0.2                0.2
                                                 ---                ---
                 Total                          $4.9               $5.1
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

                                                 CP SHIPS LIMITED

                                         By:     /s/ Ian J. Webber
                                                 -----------------------------
                                         Name:   Ian J. Webber
                                         Title:  Chief Financial Officer
                                         Date:   [   ] September 2004

                               LIST OF EXHIBITS

The following documents are filed as exhibits to this Form 40-F/A:

Exhibit No.     Description

1 Revised Management's Discussion and Analysis for the year ended 31st December 2003 (incorporated by reference to Exhibit 10.3 of Registrant's Report on Form 6-K filed on 3rd September 2004).

2* Audited Restated Consolidated Financial Statements for the years ended 31st December 2003 and 2002.

3*              Consent of Auditors.

4(a)* Certification of Frank Halliwell, CEO of Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

4(b)*           Certification of Ian Webber, CFO of Registrant, pursuant to
                Section 302 of the Sarbanes-Oxley Act of 2002.

5* Certification of Frank Halliwell, CEO of Registrant, and Ian Webber, CFO of Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


* filed herewith