Form 40-F
period 2004-12-31
CP SHIPS LTD
filed 2005-04-01
CIK 1157808

United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                   FORM 40-F

(Check One:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31st December 2004.     Commission File Number 1-15228



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


                                 2 City Place
                              Bee Hive Ring Road
                                    Gatwick
                              West Sussex RH6 0PA
                                United Kingdom
                      telephone number: +44 1293 866 200
   (Address and telephone number of Registrant's principal executive office)

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

(1)Initially attached to and trade with Common Shares


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

     90,297,528 Common Shares were outstanding as of December 31, 2004

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

     Yes  X              No  _____

Part A.



                               CP SHIPS LIMITED



                         2004 ANNUAL INFORMATION FORM

                                31st March 2005

                               Table of Content

Financial Data.................................................................3
Forward Looking Statements.....................................................3
Corporate Structure............................................................4
General Development of the Business
           Overview............................................................5
           Competitive Strengths...............................................5
           Strategy............................................................6
           Service.............................................................6
           Three Year History..................................................7
           Significant Acquisitions............................................8
           Ship Replacement Program............................................8
           Restatement.........................................................9
Currency Exchange Rates.......................................................10
Credit Ratings................................................................11
Description of the Business
           Markets and Trade Lanes............................................12
           Joint Service Agreements...........................................16
           Operations.........................................................18
           Sales and Marketing................................................22
           Customers..........................................................22
           Competition........................................................23
           Employees .........................................................24
           Insurance..........................................................24
           Security...........................................................25
           Regulatory Matters.................................................25
           Environment........................................................28
Risk Factors
           Risks relating to the Container Shipping Industry..................33
           Risks related to CP Ships..........................................36
Dividend Policy...............................................................42
Management's Discussion and Analysis..........................................42
Market for Securities.........................................................42
Directors and Executive Officers
           Directors..........................................................43
           Executive Officers.................................................43
           Committees of the Board of Directors...............................44
Interest of Experts...........................................................50
Audit Fees....................................................................50
Transfer Agent and Registrar..................................................50
Material Contracts............................................................50
Legal Proceedings.............................................................51
Description of Indebtedness and Other Obligations
           Indebtedness Corporate Structure...................................52
           $525 Million Revolving Credit Facility.............................53
           10 3/8% Senior Notes due 2012......................................54
           4% Convertible Senior Subordinated Notes due 2024..................55
           Pacific Class Vessel Loan..........................................56
           Capital Leases.....................................................57
           Operating Leases...................................................59
           Capital Commitments................................................61
Taxation of CP Ships and subsidiaries.........................................61
Additional Information........................................................63

                                 FINANCIAL DATA

     Except as otherwise noted, the Annual Information Form presents information as at or for the year ended 31st December 2004 and amounts are expressed in US dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles.


                           FORWARD-LOOKING STATEMENTS

     This Annual Information Form (AIF) contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships Limited ("CP Ships"). Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.


     Although CP Ships believes it has a reasonable basis for making the forecasts or projections included in this AIF, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships' involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practise groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.


     The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                              CORPORATE STRUCTURE

     CP Ships subsists under the New Brunswick Business Corporations Act (Corporation number 515878). The registered office is Brunswick House, 44 Chipman Hill, Saint John, New Brunswick, Canada E2L 4Z6. The head office is 2 City Place, Beehive Ring Road, Gatwick Airport, West Sussex, RH6 0PA, United Kingdom; telephone number is +44 1293 866200.

     The diagram below illustrates the corporate structure of CP Ships including its principal subsidiaries, all of which are wholly owned, directly or indirectly, and their jurisdiction of incorporation. Certain subsidiaries which are not material to its business have not been included in this chart.


                              [DIAGRAM OMITTED]
                 [Shows ownership of singificant subsidiaries]

---------

(1) CP Ships owns a 100% interest in Racine Terminal (Montreal) Company and Cast Terminal Company indirectly through CP Ships (Canada) Holdings Company, which is incorporated in Nova Scotia.

(2) CP Ships (Bermuda) Limited holds a 100% interest in (i) CP Ships (UK) Limited indirectly through three intermediate holding companies, one of which is incorporated in Bermuda and the other two in England and Wales and (ii) TMM Lines Limited, LLC, Italia di Navigazione LLC and Lykes Lines Limited, LLC indirectly through an intermediate holding company incorporated in Bermuda.

(3)  Ship owning company.

                     NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

     CP Ships is one of the world's leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. It operates a fleet of 79 ships on scheduled services on 23 trade lanes focusing on four principal markets: TransAtlantic, Australasia, Latin America and Asia. In 2004, the Company transported 2.3 million twenty foot equivalent units ("teu"), the standard measure of volume in the industry, on behalf of approximately 25,000 customers. Based on standing capacity, CP Ships ranks as the sixteenth largest carrier in the world, giving it the economies of scale available to global carriers.

     In 2004, the Company had revenue of $3.7 billion (2003: $3.1 billion), operating income of $124 million (2003: $102 million, before exceptional items) and EBITDA1 of $248 million (2003: $221 million, before exceptional items). Net income was $69 million (2003: $53 million) and basic earnings per share was $0.77 (2003: $0.59).

     CP Ships is a regional specialist that operates direct services to a wider range of ports within a particular market than is generally offered by global carriers. This approach, together with its global scale, allows it to provide customers with the local expertise and market presence of a regional specialist combined with many of the operating advantages of a global carrier. Substantial volume in a region also allows it to obtain operating efficiencies thus reducing cost.

     Since its introduction in the 1950's, the container shipping industry has facilitated world trade because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world's major manufacturers and retailers. Industry annual volume growth has on average been approximately 9% over the last 20 years exceeding global gross domestic product growth by two to three times.

     The container shipping industry is cyclical, driven by changes in the balances between supply and demand. CP Ships considers that throughout the cycle it outperformed, on the basis of return on capital employed ("ROCE"), the average ROCE of those carriers in the top 20 for which data is publicly available. The CP Ships business model makes this possible, based on its competitive strengths and strategy which are discussed below.

Competitive Strengths

     CP Ships considers it has the following strengths which allow it to compete successfully:

     Leading market position. CP Ships believes it is the largest carrier based on market share in a majority of its 14 core trade lanes. This leading market position has been achieved by focusing on customers and customer service through its well-recognized and comprehensive service product.

     Regional focus. The Company's regional focus provides more reliable and frequent service schedules, flexible and timely responses to changes in local market conditions, the ability to offer customized services, greater trade lane economies of scale and potentially premium pricing for its services. These attributes, along with its strong market position, provide it with a measure of protection from new competitors on its core trade lanes.


---------
1 EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interest and equals operating income before exceptional items plus depreciation and amortisation. EBITDA, which is considered to be a meaningful measure of operating performance, does not have a standardised meaning under Canadian GAAP and may not be comparable with similar measures used by others.

     Low cost operator. A combination of global and trade lane scale economies based on strong market positions has allowed CP Ships to control its costs. Overall, unit costs remained flat over the period of 1996 to 2004. However this comprises a 19% reduction in cost per teu from 1996 to 2002 offset by a 20% increase from 2002 to 2004, attributable to generally increased costs including for fuel and chartered ships and underlying real increases in other operational costs due to excessive demand for services integral to the industry such as stevedoring and inland transportation. Cost rises have been exacerbated by the weakening US dollar, which increases the cost of CP Ships' non-US dollar denominated expenses.

     Diversified customer base. CP Ships has approximately 25,000 customers which are diversified both geography and industry. Its largest customer represented 1.2% of its revenue in 2004, and its top ten customers accounted for only 7.7%. This diversity protects CP Ships against the adverse effect of relying on a single customer or industry.

     Successful track record of acquisitions. CP Ships has successfully completed ten acquisitions since 1993 mainly involving the turn-around of under performing liner shipping businesses. It has successfully integrated those businesses, improving both services and profitability. Acquisitions, along with organic growth, have contributed to a compound annual revenue growth of 25% since 1994.

     Experienced management team. CP Ships' senior management team average 20 years experience in the container shipping industry. Most of the management team has worked for CP Ships or with its acquired businesses for many years. Incentives are provided to senior management through share-based compensation, in part linked to total shareholder return, and to all staff (including senior management) through annual cash incentives based on operating income.

Strategy

     CP Ships aim is to deliver value to shareholders through the industry cycle. To achieve this it:

     o Concentrates on container shipping, allowing management to focus on planning for and responding to an often rapidly changing global business environment.

     o Maintains strong regional market positions to deliver superior customer service and maximise trade lane economies of scale. CP Ships is the leading carrier in the majority of its core trade lanes, often working in ship network partnerships.

     o Grows the business organically and profitably by improving utilization of ships and, when appropriate, adding capacity or new routes.

     o Controls costs, albeit in a currently difficult environment, through global scale, improved efficiency and cost reduction programs.

     o Makes investments in ships and containers for both growth and improved profitability. Over the long term, owned or long-term committed ships and containers are less expensive than chartered or leased.

     o Invests in business acquisitions at sensible prices in a disciplined manner to generate more rapid growth in existing or new markets and provide a platform for further scale economies and efficiency improvements.

     o Builds investment capacity to manage through the industry cycle and to invest aggressively in ships, containers and businesses when conditions are right.

Service

     CP Ships provides port-to-port and door-to-door container shipping services with 31 weekly sailings and eight non-weekly sailings covering more than 145 ports on six continents. Door-to-door services are considered more attractive to the customer and are marketed as a value added product. A typical shipment generally involves the following steps:

     o A customer makes a booking at a price and on terms usually agreed in advance or determined under contract.

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

     o The ship sails at a fixed time according to a pre-set sailing schedule.

     o The container is discharged at the marine terminal in the destination port, according to the pre-set schedule. Just-in-time shipments and containers moving in high-density corridors move directly from ship to rail or truck, subject to satisfying the requirements of local customs. Otherwise, containers are stored at the arrival terminal for customs clearance and arrangement of inland transport.

     o Delivery of a full container to a customer's (importing) premises is co-ordinated with an inland transport provider.

     o After unloading the cargo at the importer's plant or warehouse, the empty container is moved directly to an exporter's premise for reloading or to a depot to await future use.

                               THREE YEAR HISTORY


     The overall state of the container shipping industry depends largely on the balance between supply and demand. Increase in supply is from new ships being delivered out of ship yards, offset by scrapping, which has only a small effect. Demand growth is a function of global economic health, changes in global sourcing policies and the balance of world trade.

     In 2002, global nominal container capacity grew at 10.4% and demand growth in container trade grew at 11.6%, helping to reduce an excess of supply caused by weaker demand growth in 2001 due to US recession.

     In 2003, growth in global nominal container capacity was 9.3% with strong demand growth at 12.9%, primarily the result of growth in Asian markets with global manufacturing moving to China. The strong demand led to improved trading conditions and improved industry profitability. Early indications are that overall demand growth in 2004 was around 12%, again driven by China, compared to 10% increase in global nominal container capacity.

     CP Ships had record volumes during 2004. Container carryings at 2.3 million teu were 4% higher than 2003, reflecting strong volume growth in Asia, modest increases in TransAtlantic and Latin America, partly offset by lower volume in Australasia as a result of service restructuring. Total revenue at $3.7 billion was up 17% from $3.1 billion in 2003, due partly to higher volume but mainly due to higher average freight rates and inland and other revenue. Overall revenue per teu increased by 13% from $1,426 to $1,612. The average freight rate, which excludes inland, slot and other revenue, increased 8% in 2004 due to better market conditions in most trade lanes. However, these improvements were offset by higher operating costs. Cost per teu for 2004 was up by 12% compared to 2003 due mainly to supplier price inflation, the adverse impact of the weaker US dollar, congestion and changes in mix. Overall cost increases were partly offset by a cost reduction program resulting in annualized savings of $65 million of which approximately $40 million impacted 2004. Furthermore, much of the increase in inland costs have been recovered from customers.

     EBITDA was $248 million compared to $221 million in 2003 before exceptional items. Operating income was $129 million before unusual charges of $5 million for legal and other costs related to the August 2004 restatement, including the reviews by a Special Committee of the Board and costs for departure in December 2004 of the former CEO. Net income available to common shareholders was $69 million and basic earnings per share was $0.77 compared with $63 million and $0.70 before exceptional items in 2003.

Significant Acquisitions

     CP Ships has grown substantially both through organic growth and through strategic acquisitions where it has established a record of successfully improving the operations and the profitability of acquired businesses. CP Ships focuses on maintaining and improving results of acquired businesses by increasing volumes, enhancing operating efficiencies, reducing costs and generally improving the organization and building brand strength.

     Since 1993, CP Ships has successfully completed the acquisition of nine container shipping lines and one logistics company. The following are acquisitions which have occurred during the last three years. Comments indicate condition of the business at the time of acquisition.


     Year      Acquisition              Comments
     ----      -----------              --------
     2002      Italia Line              Breakeven
     2004      ROE Logistics            Profitable

     In August 2002, CP Ships acquired Italia Line, an Italian company headquartered in Genoa, Italy. Italia Line operates services between the Mediterranean-West Coast North America, Mediterranean-Central and South America, West Coast North America-West Coast Central and South America, and Intra-Central and South America.

     In April 2004, ROE Logistics ("ROE") was acquired. ROE specializes in providing a range of freight forwarding,customs brokerage, logistics, warehousing and distribution services with offices in Montreal, Toronto, Calgary and Vancouver. The acquisition of ROE is part of CP Ships' plan to selectively develop logistics services as a way of leveraging strong regional positions and adding value to core container services.

Ship Replacement Program

     During 2003, CP Ships completed its $800 million ship replacement program, commenced in 1999, to replace a number of its chartered ships with owned ships. The replacement program comprised purchasing 13 used ships, building ten new ships and entering into long-term charter arrangements on a further six new 4100 teu ships. It followed the integration of various acquisitions during 1996-1998 and a comprehensive review of ship fleet requirements and took into account three key factors. First, CP Ships believes that it can reduce its costs through the cycle by owning ships rather than chartering them. Second, a higher proportion of owned ships reduces its exposure to volatility in operating costs from the charter market and therefore improves the stability of CP Ships expenses. Third, it can be difficult to charter ships with optimum characteristics for certain trade lanes at the time they are needed.

     The 23 replacement ships are medium-sized from 2100 to 4100 teu, which CP Ships believes to be an appropriate size range for operations in regional markets. Each of the new ships was specifically designed for the trade in which it was intended to operate. Three of the ships, which operate in the Australasian trades, have the capacity to carry a significant number of refrigerated containers for temperature sensitive cargo, two are ice-strengthened to operate into Montreal and the remaining five are geared, enabling them to operate in Latin American and other ports without shore side cranes. The replacement program has resulted in the percentage of CP Ships owned fleet capacity, including six long-term charters, increasing from 28% as at 30th June 2000 to 69% at the end of 2004. The average age of the owned fleet has also decreased from nearly 13 years at the beginning of 2000 to just under 11 years at the end of 2004. The estimated useful life of a containership is 25 years.

     Whilst the replacement program has resulted in CP Ships achieving its goal of owning or long-term chartering the majority of its ship fleet, the combined impact of service expansions, the acquisition of Italia Line during 2002 and the prospects for future trade growth means that CP Ships requirements have evolved from those set out in 1999. Therefore, to ensure that it continues to have the appropriate ships to operate its trades and to minimize its reliance on the volatile and generally more expensive charter market, CP Ships agreed during August 2003 to charter from Seaspan Container Lines Limited for a period of up to 12 years, a further nine 4250 teu containerships to be built and delivered between end 2005 and mid 2007. The charter costs for these ships is close to CP Ships equivalent cost of ownership including financing. Further details on the charter terms can be found in the Indebtedness section of this document.

     During 2005, CP Ships will continue to evaluate opportunities to purchase or long term charter additional ships should they become available at economic prices, in order to facilitate future growth and further reduce reliance on the short-term charter market.

     The composition of CP Ships ship fleet by type of commitment is set out in the table below, assuming for 2007 that the nine Seaspan ships are incremental capacity:

     Assuming growth of business:


                                                                               2007 proforma fleet after
                                                                                     delivery of
                                              Fleet as at 31st December 2004    the nine Seaspan ships
                                                  Ships       % Capacity(1)      Ships      % Capacity(1)
Owned                                              40               57%            40            48%
Long-Term Committed(6)                              6               12%            15            27%
                                             ------------------------------------------------------
Total Owned and Long-Term Committed (2)            46               69%            55            75%
                                             ------------------------------------------------------
MT Charter(5)                                      19               17%            19            14%
ST Charter(4)                                      14               14%            14            11%
                                             ------------------------------------------------------
Total Chartered                                    33               31%            33            25%
                                             ------------------------------------------------------
Total Fleet                                        79(3)           100%            88           100%
                                             ======================================================


(1) The proportion of capacity in each category of ship is based on the standing capacity.

(2) Owned and Long-Term Committed ships includes four long-term chartered ships owned by certain US trusts, the beneficial interests in which were purchased by CP Ships in September 2001, two ships under 25 year capital leases and six long-term (8 year) time chartered ships which for accounting purposes are treated as operating leases. The 2007 proforma fleet also includes the nine new long-term time charters.

(3) The fleet at 31st December 2004 includes one ship which is sub chartered out and has a capacity of 1900 teu.

(4)  ST (short-term) charter is defined as a time charter of one year or less.


(5) MT (medium-term) charter is defined as a time charter of more than one year but less than three years.

(6) LT (long-term) charter is defined as a time charter of three years of more.

Restatement

     On 16th August 2004, CP Ships restated its financial statements for the years ended 31st December 2002 and 2003 and for first quarter 2004 to reflect increases in container shipping costs and reductions in revenues and net income. 2002 results were restated to reflect an increase in container shipping costs and a reduction in net income of $7 million. The balance sheet as at 31st December 2002 was restated to increase accounts payable and accrued liabilities by $7 million with a corresponding $7 million reduction in retained earnings. The revision to results for 2003 was to reflect an increase in container shipping costs of $23 million and a reduction in revenue of $6 million, resulting in a reduction in net income of $29 million. The balance sheet as at 31st December 2003 was restated to increase accounts payable and accrued liabilities by $30 million and to reduce accounts receivable by $6 million, with a corresponding reduction of $36 million in retained earnings. First quarter 2004 net income was revised downward by $5 million from the $8 million originally reported to $3 million. Of the adjustment, $4 million was the underaccrual of container shipping costs and $1 million is reduction in revenue.

                            CURRENCY EXCHANGE RATES

     Certain financial information originates in currencies other than US dollars and has been converted into US dollars based on prevailing exchange rates, except for financial information extracted from the consolidated financial statements of CP Ships.

     The following tables set out, for each period indicated, the high, low, average and period end exchange rate for US dollars expressed in Canadian dollars (C$). Rates are based on the closing rates posted by the Bank of Canada, with the exception of the month end rates which are provided by Bloomberg.



                                               12 months ended 31st December
                                               -----------------------------
                                                2004        2003        2002
                                               ------      ------      ------
Canadian dollars per US dollar
High in the period                             1.3957      1.5750      1.6128
Low in the period                              1.1759      1.2923      1.5108
Rate at end of period                          1.2017      1.2923      1.5800
Average rate for the period(1)                 1.2959      1.4013      1.5704


                                                March     February    January
                                               ------     --------    -------
Canadian dollars per US dollar
High in the period                             1.2438      1.2559      1.2468
Low in the period                              1.2018      1.2249      1.1944
Rate at end of period(2)                       1.2069      1.2338      1.2394



---------

(1) The average of the exchange rate on the last day of each month during the period.

(2) The rate at end of period for the month of March is the closing rate on 30th March 2005.

                                 CREDIT RATINGS

     The following table sets out details of the corporate and issuer credit ratings assigned by Standard & Poor's ("S&P") and Moody's Investor Services, Inc ("Moody's") to CP Ships at 30th March 2005.


-------------------------------------------------------------------------------
                                                                   Moody's
                                        Standard & Poor's    Investors Services
-------------------------------------------------------------------------------
Corporate rating                              BBB-                  -
Senior Implied credit rating                  -                     Ba2

     Issuer ratings

10 3/8% Senior Notes due 2012                 BB+                   Ba3
4% Convertible Senior Subordinated            BB+                   B1
Notes due 2024
-------------------------------------------------------------------------------

     S&P classifies issuers and their debt instruments by rating categories from a high of AAA to a low of D, with a "+" or "-" indicating relative strength within the rating category. Issuers with ratings between AAA and BBB-are viewed as "Investment Grade" and those between BB+ and C as "Speculative Grade". The BBB- corporate rating assigned to CP Ships is the lowest of four investment grade rating categories and reflects S&P's assessment that CP Ships has adequate capacity to meet its obligations as they fall due. S&P's has also assigned a specific issuer rating of BB+ to both CP Ships Senior Notes due 2012 and Convertible Senior Subordinated Notes due 2024. The issuer rating reflects, amongst other factors, the specific terms of the debt instrument and its position in CP Ships capital structure.

     Moody's also classifies issuers and their debt instruments by rating categories from a high of Aaa to a low of D, with a "1", "2" or "3" indicating relative strength within the rating category. Issuers with ratings between Aaa and Baa3 are viewed as "Investment Grade" and those between Ba1 and C as "Speculative Grade". The Ba2 senior implied rating assigned to CP Ships is the highest of five speculative rating categories and reflects Moody's opinion that CP Ships ability to meet its financial obligations as they fall due contains speculative elements and as such cannot be considered as being well-assured. Moody's has also assigned issuer ratings to CP Ships Senior Notes due 2012 and Convertible Senior Subordinated Notes due 2024 of Ba3 and B1 respectively. The issuer ratings reflect, amongst other factors, the specific terms of the instrument and its position in CP Ships capital structure.

     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

                          DESCRIPTION OF THE BUSINESS

Markets and Trade Lanes

     At 31st December 2004, CP Ships operated in the following trade lanes of its principal markets:


Principal Market         Services                   Trade Lanes
----------------         --------        --------------------------------------
TransAtlantic               12           US/Canada via Montreal-North Europe
                                         US/Canada via Montreal-Mediterranean
                                         West Coast North America-Mediterranean
                                         US East Coast-North Europe
                                         Gulf-North Europe
                                         Gulf-Mediterranean

Australasia                 6            Europe and US East Coast-Australasia
                                         US West Coast-Australasia
                                         TransTasman

Latin America               12           North Europe-East Coast South America
                                         Mediterranean-East Coast South America
                                         US East Coast-East Coast South America
                                         Gulf-East Coast South America
                                         Gulf-Caribbean
                                         North Europe-Caribbean
                                         Mexico-Central America-West Coast
                                         South America
                                         Mediterranean-West Coast South America
                                         Panama-West Coast South America

Asia                        8            Asia-Americas
                                         Asia-Australia
                                         Europe-India/Pakistan
                                         US East Coast-India


     In addition to its four principal markets, CP Ships also operates in the container and break-bulk trade lane between North America-West/South Africa.

The following tables illustrate volume and revenue for CP Ships' principal markets for the last three years. Percentages of total are shown for both volume and revenue for 2004.


                               Volume By Market

                          2004                        2003          2002
                         Volume                      Volume        Volume
     Market            (teu 000s)    % of Total    (teu 000s)    (teu 000s)
                      ------------  ------------  ------------  ------------
     TransAtlantic        1,197         52.5%        1,163         1,039
     Australasia            293         12.9%          304           334
     Latin America          247         10.8%          239           174
     Asia                   516         22.7%          453           424
     Other                   25          1.1%           36            37
                      ------------  ------------  ------------  ------------
     Total                2,278        100.0%        2,195         2,008
                      ============  ============  ============  ============


                            Revenue By Market

                          2004                        2003        2002
                         Revenue                     Revenue     Revenue
     Market           ($ millions)  % of Total    ($ millions) ($ millions)
                      ------------  ------------  ------------  ------------
     TransAtlantic        1,754         47.8%        1,573          1,328
     Australasia            580         15.8%          515            531
     Latin America          387         10.6%          297            238
     Asia                   813         22.1%          635            508
     Other                  137          3.7%          110             82
                      ------------  ------------  ------------  ------------
     Total                $3,671       100.0%       $3,130         $2,687
                      ============  ============  ============  ============

TransAtlantic Market

     In 2004, 52% of CP Ships' volume was in the TransAtlantic market. CP Ships offers 12 services on the TransAtlantic, of which 10 are fixed-day weekly sailings, providing the most comprehensive service network in the market. Through efficient links to an extensive inland transportation network in North America, Mexico and Europe, CP Ships provides its customers with seamless door-to-door services as well as port-to-port options.

     Within the TransAtlantic market, CP Ships is the leader in the US/Canada via Montreal-North Europe and the US/Canada via Montreal-Mediterranean trade lanes with five weekly services, using a fleet of mainly owned ice-strengthened container ships that are designed to operate throughout the year. The Montreal Gateway provides a more direct route to Canada and the US Midwest and accesses a more cost effective Canadian infrastructure, including CP Ships' operated terminals in Montreal and Canadian Pacific Railways' rail network than alternate services via the US East Coast.

     CP Ships operates one 12 day service in the West Coast North
America-Mediterranean trade lane and two weekly services in the US East Coast-North Europe trade lane.

     CP Ships North Europe and Mediterranean Gulf trade lanes serve US and Mexican ports in the Gulf of Mexico with three weekly services and one nine day service.


     Trade Lanes                             Services    Company Ships     Frequency
     -----------                             --------    -------------    ----------

     US/Canada via Montreal-North Europe         3             7          3 x weekly

     US/Canada via Montreal-Mediterranean        2             6          2 x weekly

     West Coast North America-Mediterranean      1             5          1 x 12 days

     US East Coast-North Europe                  2             1          2 x weekly

     Gulf-North Europe                           3             8          3 x weekly

     Gulf-Mediterranean                          1             5          1 x 9 days


     CP Ships believes that its extensive low cost service network, regional focus, door-to-door capabilities, and significant volume and trade lane economies strengthen its position as the leading carrier in the TransAtlantic market.

     In January 2005, the US Department of Transportation awarded Lykes Lines Limited, LLC, a subsidiary of CP Ships, the right to operate five US-flag containerships in its new Maritime Security Program (MSP) for ten years beginning 1st October 2005. The ships will receive government subsidy to offset the cost of operating under US flag. Over the ten-year contract term, the subsidy is expected to total $145 million.

     The new contract represents an increase of CP Ships participation in MSP as only three of the five US-flag ships currently operated on the TransAtlantic receive subsidy under the existing MSP contract which expires on 30th September 2005.

Australasian Market

     CP Ships is a leader in its three Australasian trade lanes where it operates six services. The Australasian market accounted for 13% of CP Ships' volume in 2004.

     CP Ships, with its partners, operates two separate fixed-day weekly Round-the-World services, one eastbound and the other westbound. These services link Australia, New Zealand and the Pacific Islands with North and Mediterranean Europe and the US East Coast. The services are supported by 22 vessels, 10 of which are new purpose-built larger vessels with a high reefer capacity.

     In the US West Coast-Australasia trade lane, two weekly services are operated. CP Ships also operates two services in the TransTasman trade lane. One service operated two ships at 31st December 2004 and the other operates on a slot charter basis. In addition, a number of CP Ships' other mainline services also serve the TransTasman trade lane.


     Trade Lanes                             Services    Company Ships    Frequency
     -----------                             --------    -------------    ----------

     Europe - US East Coast-Australasia         2              6          2 x weekly

     US West Coast-Australasia                  2              4          2 x weekly


     TransTasman                                2              2          1 x 14 days
                                                                          1 x weekly

Latin American Market

     The Latin American market accounted for 11% of volume in 2004 with 12 services, nine weekly, in nine trade lanes.

     During the third quarter of 2004, a second Gulf-East Coast South American serice was launched, to complement the existing service and to satisfy increased demand.

     During the second quarter of 2004, CP Ships also started participation on the North Europe-Caribbean service, operated by Compania Chilena de Navegacion Interoceanica SA ("CCNI").


     Trade Lanes                                     Services    Company Ships    Frequency
     -----------                                     --------    -------------    ---------
     North Europe-East Coast South America               2             2          2 x weekly

     Mediterranean-East Coast South America              1        Slot charter    1 x weekly

     US East Coast-East Coast South  America             2        Slot charter    2 x weekly

     Gulf-East Coast South America                       2             6          1 x weekly
                                                                                  1 x 14 days

     Gulf-Caribbean                                      1             3          1 x weekly

     North Europe - Caribbean                            1        Slot Charter    1 x 14 days

     Mexico-Central America-West Coast South America     1        Slot Charter    1 x weekly
                                                         1        Slot Charter    1 x 15 days
     Mediterranean - West Coast South America
                                                         1        Slot Charter    1 x weekly
     Panama-West Coast South America


Asian Market

     The Asian market accounted for 23% of CP Ships' volume in 2004. Its presence in Asia was established with the acquisition of Contship Containerlines in 1997 and expanded with the formation of the Americana Ships joint venture in January 1999. Through sustained organic growth, particularly driven by China and India, it has become a substantial component of CP Ships with eight services in four trade lanes.

CP Ships operates five services in the Asia-Americas trade lane of which one was new, launched in April 2004, and two were substantially modified by amending slot swap agreements with a partner. The five services comprise of one service linking Asia with Mexico and California, two weekly services between North East Asia, including China and Vancouver, B.C. (the second was launched in 2004), and two services operated by slot purchase, between China and other North East Asia locations and California which was launched in 2004.

     CP Ships also launched a bi-weekly service in July 2004 between Asia and Australia, a trade in which it did not previously participate.

     In the Europe-India/Pakistan trade lane, CP Ships continues to work with partners providing two of the seven vessels deployed in a fixed-day weekly service which covers Europe, Red Sea, Arabian Gulf, Pakistan and India.

     The US East Coast-India Service is fixed-day weekly. CP Ships contributes two of the seven vessels operated in the service which connects the US East Coast, Mediterranean, Sri Lanka and India.

     In the fourth quarter of 2004, CPS reached agreement with Pacific International Line (PIL) to start participation in January 2005 on a service between East Asia, the Persian Gulf and the Indian subcontinent, as an extension of one of CP Ships North East Asia-Vancouver services.


     Trade Lanes                      Services    Company Ships    Frequency
     -----------                      --------    -------------    -----------
     Asia-Americas                       5             13          5 x weekly

     Asia Australia                      1              2          1 x 14 days

     Europe-India/Pakistan               1              2          1 x weekly

     US East Coast-India                 1              2          1 x weekly

     Other Markets

     Other markets comprised approximately 1% of CP Ships' 2004 volumes. A multipurpose service is operated between North America and West/South Africa. Roll-on Roll-off ("Ro Ro") ships used in the service are designed to handle cargo that is driven on and off the ship, as well as containers and bulk/break bulk cargos that are lifted by cranes on and off the ship.

     During 2004 CP Ships discontinued a monthly break bulk service between Asia and Latin America.

     Other markets activities also include the two terminals in Montreal that CP Ships operates for its Montreal services, including for partners, together with sub-chartering out of ships that are temporarily surplus to needs and the logistics activities.

     Trade Lanes                       Services    Company Ships    Frequency
     -----------                       --------    -------------    ---------
                                          1              4          1 x 17 days
     North America-West/South Africa

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

     However, CP Ships will generally charter space when it enters a new trade lane, if the anticipated economic benefits of deploying its own ships do not justify the size or risk of the investment or where CP Ships' volumes in that particular trade lane are likely to be initially small. CP Ships regularly evaluates the potential for deploying its own ships in growing or new markets.

The following describes a selected joint service agreement to which CP Ships is a party:

o Europe-US East Coast-Australasia trade lane: At the beginning of 2003, CP Ships in cooperation with Royal P&O Nedlloyd, CMA-CGM, Hamburg Sud, Hapag Lloyd and Marfret, extensively restructured the services within its Europe-Australasia and Ocean Star Round-the-World trade lanes. CP Ships, with its partners, now operates two separate fixed-day weekly Round-the-World services; one eastbound and the other westbound. These services link Australia, New Zealand and the Pacific Islands with Northern and Mediterranean Europe and the US East Coast. The services are supported by 22 vessels, 10 of which are new purpose-built larger vessels with a high reefer capacity and six of which are provided by CP Ships.

     CP Ships has restructured and rationalized its operations in many trade lanes, most frequently by combining with other carriers a larger number of independent services into jointly-operated services. These rationalized operations enhance service on the trade lanes by increasing frequency, expanding port calls, improving reliability and reducing costs.

Operations

Ships

     The following table lists the 79 ships owned and chartered by CP Ships as at 31st December 2004:

                                                                                                                     MAX
                                                                                  NOMINAL                          SERVICE
   SHIP                YEAR BUILT      TRADELANES                                CAPACITY(2)        OWNED /         SPEED    SHIP
                                                                                    (teu)       CHARTERED(1)(3)    (knots)  TYPES(4)
Canmar Honour             1998         US/Canada via Montreal-North Europe           3000            Owned            22        U
Canmar Pride              1998         US/Canada via Montreal-North Europe           3000            Owned            22        U
Cast Prominence           1996         US/Canada via Montreal-North Europe           2400            Owned            21        U
Cast Premier              1995         US/Canada via Montreal-North Europe           2300            Owned            21        U
Cast Prospect             1995         US/Canada via Montreal-North Europe           2400            Owned            21        U
Canmar Spirit7            2003         US/Canada via Montreal-North Europe           4100           Owned 7           23        U
Canmar Venture7           2003         US/Canada via Montreal-North Europe           4100           Owned 7           23        U
Canmar Endurance          1983         US/Canada via Montreal-Mediterranean          1900            Owned            20        U
Canmar Valour             1979         US/Canada via Montreal-Mediterranean          1000            Owned            19        U
Canmar Glory              1979         US/Canada via Montreal-Mediterranean          1000            Owned            19        U
Canmar Triumph            1978         US/Canada via Montreal-Mediterranean          1000            Owned            19        U
Canmar Victory            1979         US/Canada via Montreal-Mediterranean          1000            Owned            19        U
Canmar Bravery            1978         US/Canada via Montreal-Mediterranean          1700            Owned            19        U
Lykes Pathfinder          1994         West Coast North America-Mediterranean        2400             MTC             20        U
Cielo di San Francisco    1998         West Coast North America-Mediterranean        2500             MTC             21        G
Cielo del Canada          1998         West Coast North America-Mediterranean        2500             MTC             21        G
Cielo d' America          2002         West Coast North America-Mediterranean        2500             MTC             21        G
Cielo d' Europa           2002         West Coast North America-Mediterranean        2500             MTC             21        G
Lykes Hero                1986         US East Coast-North Europe                    2900            Owned            21        U
Lykes Discoverer 5        1987         Gulf-North Europe                             3000            Owned            19        U
Lykes Explorer 5          1987         Gulf-North Europe                             3000            Owned            19        U
Lykes Liberator 5         1987         Gulf-North Europe                             3000            Owned            19        U
Lykes Navigator 5         1987         Gulf-North Europe                             3000            Owned            19        U
Lykes Motivator 5         1990         Gulf-North Europe                             3000            Owned            22        U
TMM Campeche              1989         Gulf-North Europe                             3000            Owned            21        U
TMM Yucatan               2003         Gulf-North Europe                             3200            Owned            22        G
Lykes Ambassador          1987         Gulf-North Europe                             3300            Owned            21        U
TMM Jalisco               1988         Gulf-Mediterranean                            3300            Owned            21        U
TMM Sinaloa               1987         Gulf-Mediterranean                            3300            Owned            21        U
TMM Hermosillo            1986         Gulf-Mediterranean                            3300            Owned            21        U
Lykes Achiever            1987         Gulf-Mediterranean                            3300            Owned            21        U
Lykes Challenger          1986         Gulf-Mediterranean                            3300            Owned            21        U
Contship Rome             1998         Europe-US East Coast-Australasia              2200             MTC             21        G
Contship London           1997         Europe-US East Coast-Australasia              2200             MTC             21        G
Contship Auckland         1998         Europe-US East Coast-Australasia              2200             STC             21        G
Contship Aurora           2002         Europe-US East Coast-Australasia              4100            Owned            25        U
Contship Australis        2002         Europe-US East Coast-Australasia              4100            Owned            25        U
Contship Borealis         2002         Europe-US East Coast-Australasia              4100            Owned            25        U
Direct Tui                1998         US West Coast-Australasia                     2200             MTC             21        G
Direct Condor             2000         US West Coast-Australasia                     1700             STC             21        G
Direct Jabiru             2000         US West Coast-Australasia                     1700             STC             21        G
Direct Kestrel            2000         US West Coast-Australasia                     1700             STC             21        G
Rotoiti                   1977         Trans Tasman                                  800             Owned            16      Ro Ro
Rotorua                   1993         Trans Tasman                                  700              STC             17      Ro Ro
Lykes Envoy               2003         North Europe-East Coast South America         2500             MTC             23        G

                                                                                                                     MAX
                                                                                  NOMINAL                          SERVICE
   SHIP                YEAR BUILT      TRADELANES                                CAPACITY(2)        OWNED /         SPEED    SHIP
                                                                                    (teu)       CHARTERED(1)(3)    (knots)  TYPES(4)
Lykes Pilot               1996         North Europe-East Coast South America         1500             MTC             20        G
Lykes Flyer               2002         Gulf-East Coast South America                 3200            Owned            22        G
Lykes Ranger              2002         Gulf-East Coast South America                 3200            Owned            22        G
TMM Colima                2002         Gulf-East Coast South America                 3200            Owned            22        G
TMM Guanajuato            2001         Gulf-East Coast South America                 3200            Owned            22        G
TMM Chiapas               2001         Gulf-East Coast South America                 1600             STC             21        G
Lykes Osprey              1984         Gulf-East Coast South America                 1300             MTC             17        G
Lykes Commodore           1995         Gulf-Caribbean                                1100             MTC             19        G
TMM Durango               1994         Gulf-Caribbean                                1100             STC             18        G
TMM Oaxaca                1998         Gulf-Caribbean                                1100             MTC             19        G
TMM Tabasco               2000         Asia-Americas                                 2100            Owned            22        G
Lykes Voyager             1995         Asia-Americas                                 2100            Owned            21        G
Lykes Deliverer8          2002         Asia-Americas                                 4100             LTC             25        U
Lykes Provider8           2003         Asia-Americas                                 4100             LTC             25        U
TMM Monterrey8            2003         Asia-Americas                                 4100             LTC             25        U
Canmar Dynasty            1994         Asia-Americas                                 2100            Owned            21        G
TMM Aguascalientes8       2003         Asia-Americas                                 4100             LTC             25        U
TMM Hidalgo               1997         Asia-Americas                                 1700             MTC             20        G
Canmar Promise            1997         Asia-Americas                                 2100             MTC             20        G
Lykes Eagle               2000         Asia-Americas                                 2100            Owned            22        G
Lykes Trader              1997         Asia-Americas                                 1600             STC             20        G
Canmar Fortune            1994         Asia-Americas                                 1500             STC             19        G
Lykes Racer               1994         Asia-Americas                                 1600             STC             19        G
Lykes Crusader            1998         Asia-Australia                                1700             STC             18        U
Lykes Master              1999         Asia-Australia                                1700             STC             18        U
Contship Indigo8          2002         Europe-India/Pakistan                         4100             LTC             25        U
Contship Tamarind8        2002         Europe-India/Pakistan                         4100             LTC             25        U
Indamex New York          1994         US East Coast-India                           3500             STC             23        U
Indamex Mumbai            1994         US East Coast-India                           3500             STC             23        U
Atlantic Navigator        1992         North America-West/South Africa               800              MTC             17      Ro Ro
Lykes Raider              1990         North America-West/South Africa               800              MTC             17      Ro Ro
Lykes Hunter              1987         North America-West/South Africa               500              MTC             14      Ro Ro
Lykes Sprinter            1989         North America-West/South Africa               600              MTC             14      Ro Ro
Montreal Senator 6        1983         Sub-Charter                                   1900            Owned            20        U
                                                                                 -----------
Total standing capacity                                                            192,400

(1) Owned ships includes four long-term chartered ships owned by certain US trusts, the beneficial interests in which were purchased by CP Ships in September 2001, two ships under 25 year capital leases and six long-term (8 year) time chartered ships which for accounting purposes are treated as operating leases.

(2) Nominal capacity represents the total number of slots theoretically available both above and below decks and is therefore different from operational capacity which takes account various factors including average cargo weight, destination of cargo, likely weather conditions, draft limitations, ship stability, and other factors which generally reduce the ship capacity, often significantly.

(3) Charters are generally either time charters or bareboat charters. Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance. In contrast, under a time charter the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter ("STC") is a time charter of one year or less, medium-term charter ("MTC") is a time charter more than one year but less than three years; and long-term charter ("LTC") is a time charter three years or more other than those included in footnote one. For each ship listed, the duration of the term is determined as from the date of entering into the charter. CP Ships does not currently have any ships under bareboat charter.

(4) Geared ("G") ships have on-board cranes, while ungeared ("U") do not. Ro Ro ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. Break-bulk ("BB") ships may also handle containers.

(5)  US flag ships.

(6)  Ship not employed by CP Ships at 31st December 2004.

(7)  Ships subject to 25 year capital lease.

(8)  Long Term (8 year) time chartered.

Containers

     CP Ships operates the following fleet of containers with a total capacity of approximately 460,000 teu as at 31st December 2004:


     Container Type        Owned(1)       Leased       Total (teu)
                           (teu)          (teu)
     Standard             134,700        279,800        414,500
     Specialized(2)         7,700         37,800         45,500
     -------------------------------------------------------------
     Total                142,400        317,600        460,000
     -------------------------------------------------------------
     Percentage                31%            69%           100%
     =============================================================

(1)  Includes containers subject to capital leases.

(2)  Temperature-controlled (reefer) and other specialized units.

     As at 31st December 2004, 31% of CP Ships' container fleet was owned or held under capital leases. CP Ships believes that owning or long-term leasing containers is generally less expensive than hiring them under short-term leases. However, short-term leases provide the ability to reduce or otherwise adjust the container fleet in response to changing trade conditions or container imbalances in specific trade lanes. CP Ships' objective is to increase over time the proportion of owned and long-term leased containers in its fleet.

     In August 2004, CP Ships' ordered 3,000 temperature-controlled containers. The investment of about $46 million, financed by capital leases, is the first phase of a plan to replace older units and also expand CP Ships' presence in the growing, higher margin, temperature-sensitive cargo market with the objective of doubling our carryings in this market over the next five years. 2,000 containers were delivered prior to 31st December 2004 with the remaining containers to be delivered by 31st March 2005. Of the 2,000 containers delivered, 1,500 were under capital lease by 31st December 2004 with the remaining 500 to be financed under a capital lease commencing in first quarter 2005.

     During February 2005, CP Ships announced its intention to order an additional 3,000 temperature controlled containers and 19,500 20-ft and 40-ft high cube dry-van containers for a total consideration of approximately $100 million. The second phase of the temperature-controlled container investment will, like the first phase, replace more expensive leased containers and also grow the fleet. The new dry-vans will replace old worn-out and expensive leased containers. Delivery is expected by the end of 2005.

     The 2005 container investment, all of which is also expected to be financed by capital leases, will reduce operating costs and increase the percentage of the container fleet owned or under capital leases to about 37%.

 Montreal Terminals

     CP Ships operates two of the three terminal properties at the Port of Montreal. The main container handling equipment at the Montreal terminals comprises nine ship-to-shore gantry cranes, 14 rubber-tired gantry cranes, 20 front-end loaders and 64 yard tractors. In 2004, CP Ships ordered three rubber tired gantry cranes and six front-end lifters, which will be financed under capital leases, at a cost of C$9 million. This equipment will be delivered in 2005 and replaces old worn out assets.

     At the terminals, workers employed by the Maritime Employer's Association were subject to contracts that expired at the end of December 2003. Negotiations regarding new contracts are still in progress.

Other Property

     CP Ships has offices held under lease throughout the world, including its head office in Gatwick, UK and major offices in Tampa, Florida and Montreal, Quebec. In addition, CP Ships has other assets used in its business, such as furniture and fixtures, information systems hardware and software, leasehold improvements and motor vehicles, none of which are individually material.

Group Shared Services

     Over time, CP Ships has achieved significant operating efficiencies and cost savings by combining the management of various decentralized services, including container fleet, inland transport, marine operations, marine terminals, administration, information systems and insurance and risk management. CP Ships believes that opportunities for further significant savings are reduced, although some opportunities exist to transfer further processing activities from both Europe and the US to India and to further consolidate information systems and facilities in Europe, and elsewhere.

     Container Fleet - Provision and Management. CP Ships operates a single company-wide container fleet acquiring containers either by direct purchase from manufacturers or through short, medium or long-term leasing arrangements with leasing companies. Purchasing and leasing activities are fully centralized in order to achieve cost savings through greater purchasing power. Empty positioning and other aspects of container management are performed by regional units, which implement a centrally developed strategy.

     Inland Transport. The main regions where CP Ships provides a high volume of inland transport services are Europe and North America. Inland transport activities include the planning, execution and management of mainly outsourced rail, truck, feeder ship and barge services used to transport containers between ports and customer warehouses, inland depots or plants. Inland transport movements are planned and executed through a network of local operational offices located throughout Europe and North America under regional direction.

     In select European, Canadian and US locations, CP Ships operates C Truck, an in-house trucking company. C Truck allows CP Ships to ensure high quality inland transport services in key inland markets.

     CP Ships believes that it can achieve further efficiencies by continuing to combine inland transport management at a regional and local level. As a result, regional inland transport activities in Europe are managed from operating centres in the UK, Germany, Belgium, France and Italy. In North America, inland transport activities are managed from operating centres in Montreal, Quebec, Tampa, Florida and Mexico City, Mexico.

     Marine Operations. Marine operations includes ship procurement (including under time charters) and deployment, marine fuel purchasing, the contracting and control of ship management services and the negotiation of marine terminal contracts. CP Ships provides many of these services centrally in order to achieve economies of scale, with regional and local resources employed as appropriate. Marine fuel is available from a large number of suppliers throughout the world.

     CP Ships does not employ any sea-going staff. Instead, it contracts with independent ship managers who provide crew for its owned ships. Under the control of CP Ships, the ship managers also supervise ship maintenance, dry-docking and technical management according to an agreed budget and agreed ship maintenance policies and procedures, and co-ordinate compliance with relevant legislation and regulation. In 2004, CP Ships recruited 15 cadet officers, who are employed by a third party, as part of the UK tonnage tax cadet training program.

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

     CP Ships may actively pursue or participate in initiatives to improve its existing terminal arrangements with independent port and terminal companies where volumes, scale of operations and other economic factors justify focus. For example, in late 1999, CP Ships concluded a long-term agreement with

Hesse-Noord Natie, an Antwerp-based stevedore company, whereby it has committed all its volume to secure priority berthing, ample terminal space and reduced cost at a planned new terminal, due to open late 2005 at Deurganckdok in the port of Antwerp.

     Administration. During 2004 CP Ships continued the expansion of its Global Processing Center in Mumbai, India. Cost benefits of this operation and enhancements in service and quality have been observed in almost every area. A second facility was opened in Chennai in 2004 to allow for the implementation of the company's business continuity plans and continued growth.

     Information Systems. CP Ships continues to reduce the number of separate operational and financial information system functions across its organization in order to reduce cost and achieve better operating efficiencies. By mid 2005, CP Ships expects to have all liner shipping companies within the group running on a single legacy operational system, SAP Finance and a new eCommerce system.

     Centrally-managed application development and technical support continue to provide effective cost control and support common information technology ("IT") processes across the group. Two major data centres are located in the UK and in the US.

     New systems development continues with plans to replace the legacy systems in phases.

     Other significant IT related activities during 2004 included addressing continuing regulatory initiatives, improving efficiency through expansion of EDI (Electronic Data Interchange) and the establishment of offshore programming and IT helpdesk capabilities in Mumbai, India.

     Insurance and Risk Management. CP Ships provides centrally managed insurance, risk management and claims support services with centres in Europe, North America and Australia.

Sales and Marketing

Sales

     CP Ships' policy is to have its own sales and marketing organizations in its principal markets. It has over 200 sales and marketing offices.

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

Trademark and Licences

     CP Ships does not rely on the licensing of intellectual property belonging to other companies in marketing other than in respect of certain "CP" related trademarks which are owned by the successor of CP Ships' former parent, Fairmont Hotels & Resorts Inc., and are licensed to CP Ships on a royalty free and perpetual basis.

Customers

     CP Ships has three types of customers: exporters, importers and intermediaries. Exporters include a wide range of enterprises from global manufacturers (including the major automotive companies that may ship thousands of teu annually) to small family owned businesses (which may ship just a few teu each year). Importers are usually the direct purchasers of goods from exporters but may also comprise sales or distribution agents or may be the receiver of the containerized goods at the final point of delivery.

Intermediaries act as agents for exporters and importers, performing a range of duties such as rate negotiation, bookings, documentation, insurance, customs clearance, billing and payments, inland transport, warehousing and container tracking services which would otherwise be part of the carrier's door-to-door service. In some markets intermediaries may receive a commission from the carrier as well as from customers for performing these activities. Commissions paid to intermediaries from carriers generally range from 1.5% to 2.5%.

     Normally one party involved in a shipment, either the exporter, the importer or the intermediary, controls the selection of the carrier with such control usually depending on the terms of sale in the contract between an exporter and an importer. The extent to which exporters, importers or their intermediaries control carrier selection varies depending on the trade lane involved.

     CP Ships markets its services to exporters and importers at both ends of the trade lane. By providing comprehensive sales coverage in this way, CP Ships builds knowledge about its customers (and other parties involved in the shipment), enhances its customer relations, builds loyalty and preserves market share. In CP Ships' view, based on industry and company customer surveys, customers expect to receive from carriers reliable, consistent and cost-effective ocean and inland transport services, schedule reliability, container availability and problem solving.

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

     CP Ships has a diverse customer base. In 2004, its top ten customers accounted for 8.6% of volume or 7.7% of revenue. The single largest customer accounted for 1.4% of volume and 1.2% of revenue.

Competition

     The container shipping industry is highly competitive. While the world's top 20 carriers, by capacity, control 66% of global container capacity, the industry remains highly fragmented with over 500 carriers operating world-wide. Within the trade lanes it serves, CP Ships competes against a wide range of global, regional and niche carriers. However, CP Ships also participates in joint service agreements with other container shipping companies in nearly all of its trade lanes.

     Global carriers generally deploy significant ship capacity and operate extensive service networks in most trade lanes in the major East-West markets, as well as in selected regional markets. These carriers generally deploy large ships and serve major ports with direct calls and other ports through transhipment over regional hubs. Global carriers that compete with CP Ships include APL, CMA-CGM, Evergreen Hapag Lloyd, Maersk Sealand, Mediterranean Shipping Co., OOCLL and Royal P&O Nedlloyd.

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

Employees

     The number of employees of CP Ships at 31st December 2004 was approximately 4,890 with 40% of the staff located in North America, 35% in Europe and the balance mainly in India, Australasia and South America. CP Ships' employees are divided by function almost evenly between (i) sales and marketing, (ii) customer service, (iii) shared services and (iv) administration and accounting, with corporate office staff being 1% of the total.

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

Insurance

     CP Ships maintains insurance to cover risks related to physical damage to its ships and ship equipment, other equipment (such as containers, chassis, terminal equipment, trucks) and properties, as well as third party liabilities arising from the carriage of goods and the operation of ships and shore-side equipment, and general liabilities which may arise through the course of its normal business operations.

     CP Ships' owned ships are insured with a group of major insurance companies for physical damage (hull and machinery insurance), including war and terrorist risks, and total loss up to their full individually declared values on an annual basis. The declared value of the ship is its assessed market value. A further 25% of the value is covered under "increased value" policies with the same major insurers, in order to meet additional expenses that might arise from the total loss of a ship. In addition, owned ships calling in areas identified by the marine insurance market as specified war risk zones are temporarily covered for war risks by declaration and payment of an additional premium. Under its charter agreements, CP Ships is required to pay additional premiums when its chartered ships call in a war risk zone.

     Protection and Indemnity insurance (P&I) provides cover for: third party claims arising from the carriage of goods including loss or damage to cargo; claims arising from the operation of owned and chartered ships including injury or death to crew, passengers, or other third parties; claims arising from collisions with other ships; damage to other third-party property; pollution arising from oil and other substances; and salvage and other related costs. CP Ships' P&I cover is divided between two P&I Clubs, both of which are members of the International Group of P&I Clubs. Members of this association, who insure approximately 90% of the world's ocean-going merchant fleet, arrange a pooling insurance and a substantial re-insurance program. Members of P&I Clubs are subject to calls payable to the club based on the member's claim record as well as the claim records of all other members of the club. As a result of the significant insurance losses incurred in the September 11, 2001 attacks and related concern regarding terrorist attacks, the world's insurance markets increased premiums and reduced or restricted cover for terrorist losses generally. Accordingly, premiums payable by CP Ships increased substantially and the level of terrorist cover was significantly reduced. The impact on marine insurance cover and cost of developing US legislation, including the US Terrorism Risk Insurance Act of 2002, which aimed to restore terrorism coverage in insurance policies, and security requirements generally, is regularly assessed.

     CP Ships also maintains insurance policies to cover a number of other risks including: strikes and delays; liability arising from documentary or procedural errors and omissions; workers compensation; motor fleet; office buildings; directors' and officers' liability; and general liabilities. A US re-insurance program has been set up to provide additional cover in respect of liabilities including trucking, terminal and charterers liabilities. CP Ships' terminals in Montreal and its equipment fleet (containers and chassis) are insured in the London Companies market for physical damage, including war risks, and liabilities arising thereunder. CP Ships believes that the types and amounts of insurance coverage it currently maintains are in line with customary practice in the international container shipping industry and are adequate for the conduct of its business.

Security

     As a matter of course, CP Ships gives high priority to security and has traditionally supported industry and government efforts to ensure the safe carriage of cargo. CP Ships' Security Committee reports directly to the Chief Executive Officer. Membership is drawn from experts across the group including marine and land based operations, sales and customer service, cargo documentation, systems, communications and regional management. CP Ships' Supply Chain Security maintains focus on ensuring company-wide compliance with international security initiatives. Top priorities in 2004 were to ensure continued compliance with Customs-Trade Partnership Against Terrorism (C-TPAT) in the US, Partners in Protection in Canada; US Customs 24-hour regulation and FDA Bioterrorism Act, as well as the Canadian advance notification rules (ACI). As these programs and others develop, CP Ships makes compliance a top priority.

Regulatory Matters

     CP Ships' operations are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the ships operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, it is difficult to predict the continuing cost of compliance and the impact on the resale price or useful life of ships or on business operations. Various governmental and quasi-governmental agencies require CP Ships to hold certain permits, licenses and certificates with respect to marine operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of its owned ships will depend upon a number of factors, CP Ships believes that it has been and will be able to retain or obtain all permits, licenses and certificates material to the conduct of its operations.

Maritime Regulations

     United States. In the US, operations of CP Ships are subject to the provisions of the Shipping Act of 1984 (the "Shipping Act"), as amended by the Ocean Shipping Reform Act of 1998 ("OSRA"). Among other things, the Shipping Act confers immunity from anti-trust laws for certain agreements between ocean common carriers operating in the US The most common types of agreements are co-operative working agreements, whereby carriers share space on each others' ships, and rate discussion agreements, in which carriers may co-ordinate, discuss and voluntarily agree on ocean freight rates and charges and other terms and conditions of service (collectively, "Carrier Agreements"). Adherence to decisions reached in such discussion agreements is purely voluntary. To receive an antitrust exemption, Carrier Agreements must be filed with the US Federal Maritime Commission ("FMC"). Under the Shipping Act, as amended, carriers serving US ports may offer transport services to customers either through semi-confidential service contracts or through publicly available tariffs. The Shipping Act requires carriers to publish their tariff rates and certain service contract terms electronically to allow public internet access. Carrier operations of CP Ships via US ports are subject to Shipping Act and FMC regulatory requirements relating to Carrier Agreements, tariffs, and service contracts. Civil penalties of up to $30,000 per violation can be imposed on carriers that fail to adhere to these statutory and regulatory requirements.

     Under the US Maritime Security Act of 1996, US documented ships that are operated in a common carrier service are eligible to apply for an annual subsidy payment ("MSP Program"). As at 31st December 2004, CP Ships had three US flag ships enrolled in the current MSP Program, and these ships receive an annual subsidy payment of approximately $2 million per ship. The current MSP Program continues until 30th September 2005. As a pre-condition to receipt of the annual subsidy payment under the MSP Program, the operator or charterer of the ship must enter into an emergency preparedness agreement with the US Secretary of Transportation. CP Ships has entered into such an agreement so that it agrees to make its ships, capacity in ships, intermodal systems and equipment, terminal facilities, management service and related service available to the US Government in the event of war, national emergency or when the US Secretary of Defence determines it to be necessary for national security. A new follow-on ten-year MSP program with the same preconditions will become effective 1st October 2005. In January 2005, CP Ships was awarded new MSP contracts for five US flag vessels under the new program. Each of these ships will receive an annual subsidy payment of $2.6 million per ship for the first three years, with scheduled increases in subsequent years. Funding for the MSP Program must be approved by the US Congress on an annual basis.

     Following the terrorist attacks on September 11, 2001, the US Government adopted certain measures to improve security at various US ports and with respect to cargo movements to and from the US Congress and federal agencies have adopted or are considering the adoption of additional security related measures. Such measures include increased security for facilities and vessels, mandatory filing requirements for certain data, improved container seals, electronic vessel and equipment tracking, enhanced personnel security checks and identification procedures, reviews of vendors and subcontractors, changes to cargo documentation requirements, automated filing procedures for customs and vessel entries, and other actions.

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

     Recent amendments to SCEA include provisions (a) permitting conference carriers to offer individual confidential service contracts, (b) permitting carriers to file rates and tariffs electronically, (c) providing for penalties of C$10,000 per offence, and (d) reducing the notice period for independent action from fifteen to five days. In general, these amendments brought the Canadian regulatory environment closer to US and European regulation.

     The Canadian Maritime Transportation Security Regulations (the "MTS Regulations") came into force on 1st July 2004. The MTS Regulations are made under the authority of the Marine Transportation Security Act, and are based on the Port Facility provisions of the International Ship and Port Facility Security Code ("ISPS Code"). The ISPS Code establishes a standardized, international framework for ensuring the security of ships and port facilities by evaluating risk, and allowing Contracting Governments to take preventative measures against security incidents. The ISPS Code applies to ships engaged on international voyages, including passenger ships, cargo ships, mobile offshore drilling units, and port facilities serving such ships. Pursuant to the MTS Regulations, both ships and port facilities are responsible for monitoring and controlling access, the activities of people and cargo, and ensuring that security communications are readily available.

     Generally speaking, the MTS Regulations apply to all vessels in Canada (whether Canadian or foreign flag) in excess of 100 gross tonnes or that carry more than 12 passengers. It is possible that some of the measures required under the MTS Regulations could adversely affect the efficiency of operations of CP Ships or result in additional costs.

     European Union. The European Community ("EC") recognizes traditional liner conferences but not discussion agreements. In the EC, CP Ships is affected by the regulations under the Treaty of Amsterdam (formerly the Treaty of Rome) ("Treaty"). Under the Treaty, CP Ships is subject to Regulation 4056/86 ("Reg. 4056/86") and Regulation 823/00 ("Reg. 823/00").

     Under Reg. 4056/86, carriers are entitled to give effect to rate fixing agreements in relation to the ocean carriage of cargo to and from the EC (and the European Economic Area) member states. This is in derogation of the fundamental prohibition of cartels imposed by Article 81 of the Treaty. Such derogation is subject to certain qualifications. These permitted rate fixing agreements relate to specific trade lanes. They are known as "liner conferences". Many of CP Ships' liner services are members of the relevant liner conferences, primarily in the trade lanes between North Europe and Canada, and between Europe and Australia, New Zealand, South America and India/Pakistan. Changes to Reg. 4056/86 have now been brought into effect pursuant to the "modernisation" of EC competition rules brought into effect by Council Regulation No 1/2003 dated 16th December 2002. These changes came into effect on 1st May 2004. The changes transfer the burden of testing compliance with Reg. 4056/86 and Article 81 of the Treaty, and the application of exemptions to Article 81, from the European Commission to a self-assessment regime open to verification by interested parties at a national court level or with or by the European Commission itself.

     Reg. 823/00, known as the "consortia" regulation, permits carriers trading to and from the EC to co-ordinate, subject to certain conditions, the operation of their ships in particular trade lanes, in order to promote greater efficiency in the optimising and scheduling of shipping capacity. Such permitted co-ordination is subject to certain qualifications and is distinct from, and must not include, freight rate fixing agreements (as permitted by Reg. 4056/86). CP Ships participates, world-wide, in a number of such arrangements, several of which are subject to Reg. 823/00 by reason of trade to and from EU member states. With effect on 1st May 2004, the verification procedure under this Regulation, known as a "non opposition" procedure conducted by the European Commission on an application of the parties, was replaced by a self-assessment regime, broadly in line with the changes to Reg. 4056/86. Secondly, in its Consultation paper of 27th May 2004, the European Commission has made clear its intention to renew the Regulation for a further five years following its expiry on 25th April 2005.

     Australia. In Australia, Part X of the Trade Practices Act 1974 ("TPA") provides parties to registered international liner cargo shipping conference agreements with a limited exemption from provisions of the TPA which would otherwise prohibit agreements which may affect competition (s.45); and corporations from engaging in the practice of exclusive dealing (s.47). Agreements which restrict one party's freedom to decide with whom it deals or what goods or services it uses may constitute exclusive dealing.

     The exemption from s.45 will apply when the relevant provision in the conference agreement concerns freight rates; the pooling of earnings, losses and traffic; the quantity and kind of cargo which will be carried by the parties; the restriction or regulation of new entrants to the agreement; or the relevant provision in the conference agreement is necessary for its operation and is of overall benefit to Australian exporters (for an outwards agreement) or Australian importers (for an inwards agreement).

     Exemption from s.45 and s.47 also applies to provisions relating to rate setting in "port to port" type shipping negotiations, terms and conditions for bills of lading and the making of stevedoring contracts.

     Parties to a registered conference agreement are required to negotiate with, and provide information to, representative shipper bodies. Part X sets out particular provisions which conference agreements must contain, such as minimum levels of shipping services.

     The Minister of Transport has the power to de-register conference agreements in certain circumstances, for example when "unfair pricing practices" are occurring or when parties to an agreement unreasonably prevent the entry of a new party to the agreement. No agreement has been deregistered since Part X was introduced.

     Recent developments in anti-trust immunities. The anti-trust immunities described above have historically been justified on the grounds that they are necessary to assure shippers of stable freight rates and reliable scheduled liner shipping services. These immunities have been in place in various forms for many years in the US, Canada, EC and Australia. However, they have been gradually eroded and narrowed through legislative and regulatory amendments and court decisions. For example, in 1998 OSRA introduced measures designed to increase the level of competition between carriers in the US trades by allowing confidential contracting. In 2001, amendments to the SCEA in Canada contained changes similar to those found in the OSRA and which were also designed to increase competition between carriers in Canada.

     The Australian Productivity Commission has recently undertaken a review of
Part X of TPA and released a draft report. The draft report recommends that
Part X be repealed and that individual shipping agreements be required to demonstrate that they provide a net public benefit to Australia before they are approved. On 23rd February 2005 the Productivity Commission submitted the final report to the Australian Government for its consideration. This final report takes into account written submissions and public hearing evidence received in response to the release of the interim report in October 2004. The Australian Government will release the final report by the end of June 2005. If the Productivity Commission's recommendation is implemented the loss of exemptions and new authorisations process will have significant consequences for liner shipping operators.

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

     In February 2002, the European Commission, noting the Draft OECD Report (published in November 2001 prior to the OECD Report), announced that it would study, and re-assess the justifications for, the existing exemptions for liner conferences provided in EC Reg. 4056/86. The Commission published a White Paper on 13th October 2004. This paper, following an extensive review process initiated and conducted throughout 2004, proposes considering, among other matters, the repeal of Regulation 4056/86. The period for commenting on this White Paper has now expired. This is the first time that EC Reg. 4056/86 has been formally reviewed by the Commission since enactment of the Regulation in 1986.

Environment

     CP Ships is committed to the safe and efficient delivery of services to our customers in a manner that minimizes the impact to the environment and prevents pollution from its operations and to conducting its business in compliance with applicable environmental laws and regulations. These principles are included in CP Ships' Environmental Policy, revised 12th March 2004, which has been communicated to all employees and has been made public. All employees, agents and contractors are expected to carry out their responsibilities at all times in accordance with the spirit and intent of the Environmental Policy.

     CP Ships has an Environmental Committee to set environmental objectives and targets. The Environmental Committee, which meets quarterly, is made up of the Senior VP General Counsel who chairs the committee, the Director Environmental Services and senior representatives of marine, terminal and inland operations, container fleet management, technical compliance and legal and communications.

     International. All of CP Ships' owned and chartered ships operate under the International Safety Management ("ISM") Code's standard of safe operations. The objectives of the ISM Code are to ensure safety at sea, prevention of human injury or loss of life, and avoidance of damage to the environment, in particular to the marine environment and to property. The ISM Code requires that companies develop, implement and maintain a Safety Management System ("SMS"). A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, 1974 ("SOLAS") to each ship with an SMS verified to be in compliance with the ISM Code. Every ship in the fleet (owned or chartered) has a valid Safety Management Certificate issued by the flag state authority.

     CP Ships contracts with four independent ship management companies who provide onboard and shore based management services for the owned ships in its fleet. The services these companies provide include ship operation and ship support in a safe, efficient and environmentally conscious manner. The ship managers are assigned the responsibility for the operation of the ship and take on all duties and responsibilities imposed by the ISM Code. A Document of Compliance is issued under the provisions of SOLAS to certify that the SMS of the ship operator has been audited and that it complies with the requirements of the ISM Code. Each of the four ship managers has a valid Document of Compliance issued by the flag state authority. As ship owners, CP Ships carries out internal audits to verify whether the safety and pollution prevention activities comply with its expectations and the requirements of the ISM Code.

     CP Ships shore based Marine Operations groups have responsibility for specific operations related to the vessels, such as the placement of cargo on the vessel in a manner that ensures stability of the ship and compatibility with other cargo, fuel purchases and contracting ship managers. CP Ships Marine Operations groups also control the technical aspects of the vessels and have implemented environmental management systems that are certified to ISO 14001 standard.

     CP Ships' owned ships are registered with internationally recognized Classification Societies including Lloyds, Bureau Veritas, The American Bureau of Shipping and Det Norske Veritas. The principal purpose of Classification Societies is to provide objective and independent confirmation to the insurance underwriters that ships are being maintained to standards that are considered appropriate to minimize claims on underwriters. A beneficial by-product of the activities of Classification Societies is to provide reassurances to owners and others with a financial or other interest in those ships that they are being regularly surveyed and properly maintained.

     Globally, the International Maritime Organization ("IMO") has adopted the International Convention for the Prevention of Pollution from Ships (MARPOL 73/78), which relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. CP Ships endeavours to comply with all materially relevant provisions of the convention.

     The four ship management companies are certified to the ISO 14001 standard. Each owned vessel has in place an environmental management plan that addresses significant environmental aspects including waste disposal and ballast water management.

     Many maritime countries have taken steps to regulate the carriage of dangerous goods by sea, based on the safety considerations set out in part A of chapter VII of the 1974 SOLAS Convention. More recently, as marine pollution has become a serious concern, countries have taken further steps to regulate the carriage of marine pollutants, as described in Annex III of MARPOL 73/78. The International Maritime Dangerous Goods Code ("IMDG Code") amplifies the requirements of both conventions and has become the standard guide to all aspects of handling dangerous goods and marine pollutants in sea transport. Amendment 31 of the IMDG Code, which provides the rules and regulations for carrying hazardous cargo, became mandatory on 1st January 2004.

     The carriage of hazardous material or dangerous cargo poses a significant environmental risk for CP Ships. The acceptance of hazardous cargo and management of associated issues is controlled via the Marine Operations centers in Tampa, Gatwick and Sydney with offices in Montreal, Genoa, Santos and Hong Kong in support. There is continued emphasis on the training of staff so that they are aware of all necessary regulatory requirements to book hazardous cargo so that it can be transported in a safe manner. It is, however, the shippers' responsibility to declare the hazards associated with the cargo in each container provided for transport.

     Regulations for the Prevention of Air Pollution from Ships are set to enter into force on 19th May 2005, following the ratification of Annex VI of MARPOL 73/78. Annex VI prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons ("CFCs"). New installations containing ozone-depleting substances are prohibited on all ships but new installations containing hydro-chlorofluorocarbons ("HCFCs") are permitted until 1st January 2020. Annex VI sets a limit on sulphur content of marine fuels at 4.5% and sets limits on nitrogen oxide emissions from new ship engines. CP Ships procures suitable fuels from reputable and qualified suppliers and ensures that all fuels conform to the IMO requirements for sulphur content.

     Annex VI also contains provisions allowing for special "SOx Emission Control Areas" to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used on board ships must not exceed 1.5%. Alternatively, ships must fit an exhaust gas cleaning system or use any other technological method to limit SOx emissions. The Baltic
Sea Area is designated as a SOx Emission Control area in the Protocol. In March 2000, a proposed amendment to Annex VI was approved that included the North Sea as a SOx Emission Control Area. The aim is to adopt the amendment once MARPOL Annex VI enters into force. Annex VI does not cover the emission of greenhouse gases from ships and the IMO continues to work on guidelines for a greenhouse gas emissions indexing scheme. Air emissions will take on increased importance in the future as shipping movements grow and as emissions from land-based sources decline due to regulatory requirements.

     United States. Ship operators are subject to a number of federal and state laws and regulations with respect to protection of the environment in the course of ship operations in US trade lanes. The primary laws are the Oil Pollution Act of 1990 ("OPA 90") with respect to oil spill liability, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to spills or releases of hazardous substances, the Federal Water Pollution Control Act ("FWPCA"), also called the Clean Water Act, and the National Invasive Species Act of 1996 ("NISA") with respect to ballast water management.

     Under OPA 90, ship owners, operators and bareboat charterers are deemed "Responsible Parties" and are jointly, severally and strictly liable for all removal costs and other damages caused by oil spills from their ships. Although OPA 90 is primarily directed at oil tankers (which CP Ships does not operate), it also applies to non-tanker ships with respect to the fuel carried on board the ships. OPA 90 limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation. The liability limits do not apply if the incident was caused by the Responsible Party's gross negligence, wilful misconduct, or a violation of an applicable federal safety, construction, or operating regulation. In addition, the liability is not limited if the Responsible Party fails to report the oil spill or fails to cooperate or comply with a removal order.

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

     NISA was enacted in response to growing reports of harmful organisms being released into US ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering US waters calling for voluntary mid-ocean ballast water exchange, retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the US Coast Guard. As of 27th September 2004 the US Coast Guard is requiring mandatory ballast water management practices for all vessels equipped with ballast water tanks bound for US ports or entering US waters.

     The National Aquatic Invasive Species Act ("NAISA"), a bill focused on preventing unintentional introductions of aquatic species into the waters of the United States, was introduced in Congress in 2003 but did not come to a vote in 2004. NAISA aims to renew and improve NISA by strengthening protections for all of the nation's waters, requiring for the first time that some organisms be checked for invasiveness before import, establishing a program to detect new invasive species, providing the means to respond quickly after detection, and supporting research needed to move technology and policy forward. If NAISA is enacted, the management costs for invasive species could increase for ocean carriers, including CP Ships.

     Canada. In Canada, ship owners are faced with a number of Canadian federal and, concurrently, provincial environmental laws which apply to shipping operations and related activities in Canadian waters. The federal laws include the Marine Liability Act, Canada Shipping Act, Canadian Environmental Protection Act and Fisheries Act.

     The Marine Liability Act ("MLA") gives effect to the International Convention on Civil Liability for Oil Pollution Damages, 1992 and the International Convention on the Establishment of the International Fund for Compensation for Oil Pollution Damage as amended by protocols in 1976 and 1992. The MLA imposes liability on the ship owner for oil pollution damage and for costs and expenses to prevent, repair, remedy or minimize that pollution. Unless the pollution results from a personal act or omission of the ship owner committed with intent to cause the pollution, or recklessly and with knowledge that pollution damage would probably result, the maximum liability of the ship owner is limited to 4,510,000 International Monetary Fund Special Drawing Rights for the first 5,000 tons and 631 Special Drawing Rights per subsequent ton, to a maximum of 89,770,000 Special Drawing Rights. The law requires that certificates of insurance or other security be issued in respect of each ship. All of CP Ships' owned ships carry such certificates.

     The MLA, Canada Shipping Act, Canadian Environmental Protection Act and Fisheries Act and comparable provincial laws, prohibit dumping of deleterious substances in water that would adversely affect the fishery and other aspects of the environment. These statutes can be publicly or privately prosecuted and in some cases create a civil cause of action. Common law causes of action may also be available for those affected by acts of pollution. Those laws, as well as the common law, create a civil cause of action against the offender.

     CP Ships' terminals in Montreal are subject to various federal and provincial environmental laws. The Quebec Environmental Quality Act imposes liability jointly and severally on all persons who have ownership, custody or control over contaminants and persons responsible for emission, deposit or discharge of any contaminant. Racine and Cast Terminals have implemented environmental management systems that are certified to ISO 14001 standard.

     The enforcement of marine ecology laws in Canada may be about to change with House of Commons bill C-34, An Act to amend the Migratory Birds Convention Act, 1994(MBCA) and the Canadian Environmental Protection Act, 1999. It passed its first reading in the senate in December 2004 and it appears that C-15 will become law in the near future.

     Bill C-15 would amend the MBCA so as to apply both in Canada and in Canada's exclusive economic zone ("EEZ"). In particular, the bill deems acts or omissions committed in Canada's EEZ that are criminal offences under the MBCA to have been committed in Canada. C-15 similarly extends the reach of the Canadian Environmental Protection Act 1999 into Canada's EEZ and provides for detention, arrest and search and seizure of Canadian and foreign-flagged vessels by Environment Canada game wardens.

     C-15 would also amend the MBCA to create new indictable offences for persons, ships and specific individuals, including the master and chief engineer of a polluting vessel, whether Canadian-flagged or not. The fines are raised from C$100,000 to C$1,000,000, but can go beyond in cases where the offender has received monetary benefit from the pollution.

     If and when passed, the new legislation will have an impact on carriers trading in Canada, but it is too early at this time to determine the nature and extent of what the impact will be on CP Ships' operations.

     Australia. Australian law governing marine pollution from ships takes the form of domestic enactment of international conventions. The Commonwealth, the States and the Northern Territory of Australia have all legislated to give effect to some of the conventions listed below, but there is no uniformity between the various jurisdictions. Different jurisdictions have given effect to different conventions in different ways. The core of MARPOL 73/78 has been adopted in Australia by the Protection of the Sea (Prevention of Pollution from Ships) Act, 1983 ("PSA"). The PSA has federal application. All of the States of Australia and the Northern Territory have their own legislation implementing Annex I and II of MARPOL on a State or Territory basis.

     The PSA has provisions that require the following: (a) ships of 400 tons or more or certified to carry 15 or more persons, require a shipboard waste management plan and have to carry and maintain a garbage record book; (b) ships of 15 metres or more must report any incident that affects the safety of the ship or the safety of the navigation of the ship, (c) for all ships, any incident involving a discharge or probable discharge of oil or oily mixture must be reported, unless it is approved under MARPOL and (d) empowering surveyors to require a ship to discharge oil or oily mixture to a reception facility if there is a risk that retaining it onboard the ship would create a risk of it being discharged in the sea..

     The Commonwealth Act implementing Annexes I through to V of MARPOL that prohibit the discharge of oil, oily mixtures, noxious liquid substances, harmful packages, garbage and sewage into the sea, have both "fault" and "no fault" offences. The "fault" based provisions require the proof of negligence or recklessness causing the discharge and carry a maximum penalty of A$220,000. The "no fault" offence, ie strict liability provisions, carry a lesser maximum penalty of A$55,000. None of the States have legislated like the Commonwealth to create the more serious "fault" based pollution offences. The maximum penalties vary considerably from State to State. The largest penalties are in New South Wales where the maximum penalty is a fine of A$500,000 for individuals and A$10 million for corporations.

     Under MARPOL there is a defence for the discharge of oil substances carried as cargo into the sea, if that discharge was due to unintentional "damage" to the ship or its equipment. This would apply in the case of pollution resulting from a collision between two ships. However, that defence is no longer available in matters governed by the Commonwealth or New South Wales legislation. Both of these jurisdictions amended the legislation so that "damage" to a ship does not include deterioration due to failure to maintain the ship or equipment. There is no longer a defence if a discharge occurs due to "wear and tear". However, the amendments also went further to provide that damage was not "unintentional" if the master acted with intent to cause the damage, or recklessly and with knowledge that damage would probably result, or if the damage arose out of negligence. The federal and New South Wales marine pollution legislation is therefore out of step with MARPOL which stipulates in regulation 11(b)(ii) of Annex I that there shall be no liability in such cases, except if the owner or master acted with intent to cause damage or recklessly and with knowledge that damage would probably result under the Common.

     Selected provisions of The International Convention on Civil Liability for Oil Pollution Damage, 1969 (known as CLC), as amended by Protocols dated 1976, 1984 and 1992, has been implemented by the Commonwealth by enactment of the Protection of the Sea (Civil Liability) Act 1981. The Intervention Convention has been implemented by the Protection of the Sea (Powers of Intervention) Act 1981. The Dumping Convention has been implemented by the Environment Protection (Sea Dumping) Act 1981. That Act was amended in 1994 to give effect to Australia's obligations under the Protocol for the Prevention of Pollution of the South Pacific Region by Dumping ("SPREP") Protocol. Legislation was passed in 1993 to give effect to the Fund Convention in Australia; The Protection of the Sea (Oil Pollution Compensation Fund) Act 1993 provides for who is to contribute to an international oil pollution compensation fund, how much they must contribute and how such contributions are to be completed.

     The Protection of the Sea (Civil Liability) Amendment Act 2000 provides that ships over 400 GRT will be required to have appropriate insurance certificates in accordance with the approved form. The insurance must be sufficient to meet liabilities arising from pollution damage caused by the discharge of oil up to the appropriate limits. Failure to carry such certificates is a strict liability offence that carries penalties of up to A$55,000.

                                  RISK FACTORS

This section describes some, but not all, of the risks associated with an investment in CP Ships' securities. The order in which these risks are listed does not necessarily indicate their relative importance. Investors should carefully consider these risks in addition to the other information contained or incorporated by reference in this annual information form.

Risks Relating to the Container Shipping Industry

The cyclical nature of the container shipping industry could have an adverse effect on business, and the duration and extent of the current upturn remain uncertain.

     Historically, the financial performance of the container shipping industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, container shipping services. The level of shipping capacity is a function of:

o    the number and size of ships in the world fleet;

o    their deployment;

o    the delivery of new ships; and

o    scrapping of older ships.

The demand for container shipping services is influenced by, among other factors:

o    global and regional economic conditions;

o    currency exchange rates;

o    the globalization of manufacturing;

o    fluctuations in the levels of global and regional international trade;

o    regulatory developments; and

o    changes in sea-borne and other transportation patterns.

     Changes in the demand for container shipping services are difficult to predict and are a function of global economic activity. The increases in container shipping capacity result from new ships being built and delivered, which historically has only been modestly offset by decommissioning of older ships. As at 31st December 2004, CP Ships believes that a record amount of new capacity is on order for delivery over the next three to four years. This new capacity represents approximately 51% of existing industry capacity.

     Decreases in demand or increases in container shipping capacity globally or regionally could lead to significantly lower freight rates, reduced volume or a combination of the two, which could have a material adverse effect on CP Ships' business, financial condition and results of operations.

CP Ships operates in a highly competitive industry and this competition may result in downward pressure on freight rates.

     The container shipping business is highly competitive and barriers to entry are relatively low, especially for existing container shipping companies ("carriers") wishing to enter, or expand their presence in, a market or trade lane. Carriers compete on many factors, including:

o    price;

o    frequency of service;

o    transit time;

o    port coverage;

o    service reliability;

o    container availability;

o    inland operations;

o    quality of customer service; and

o    value added services and other customer requirements.

     Competition may result in downward pressure on freight rates and could have a material adverse effect on CP Ships' business, financial condition and results of operations. CP Ships experiences strong competition in its markets and trade lanes.

Increase in operational costs may adversely affect results.

     There can be significant upward pressure on operational costs, such as for stevedoring and intermodal transportation including trucking and rail, generally and particularly during periods of sustained demand for container shipping services. Such demand may also increase congestion at ports leading to inefficiency and incremental cost.

     If CP Ships is not able to recover costs increases from shippers through increases in freight rates, such cost increases may have a material adverse effect on its business, financial condition and results of operations.

Fluctuations in ship charter rates may increase CP Ships' costs or reduce its competitiveness.

     A ship charter is the lease of a ship, usually for a specified period of time. In the ship charter market, charter rates often fluctuate sharply due to changes in the supply of, and demand for, container shipping services and container ships. Recently, charter rates have been increasing significantly. Carriers with a relatively high proportion of ships under short-term charters will experience significantly higher costs when they renew existing ship charter agreements. In addition, ship owners may seek to extend the term of ship charters on renewal in a market where higher charter rates prevail, and shorter duration charters may become less available. Conversely when charter rates are falling, carriers with a relatively large proportion of owned ships or ships under long-term charters can be placed at a competitive disadvantage to carriers who are able to renew existing ship charter agreements at significantly lower prices.

     In 2005, 16 of the chartered ships in CP Ships' fleet are due for renewal, and these charters if renewed at higher rates would increase costs. Such increases, unless they are able to be offset by higher freight rates, may have a material adverse effect on its business, financial condition and results of operations.

Increases in marine fuel prices may adversely affect results.

     In 2004, marine fuel accounted for approximately 9% of CP Ships' total expenses, net of adjustments for slot revenues and excluding depreciation. The cost of marine fuel is subject to many economic and political factors which are beyond CP Ships' control. An increase in the cost of marine fuel could adversely affect its results of operations and financial condition in the event that CP Ships is not able to increase freight rates or otherwise recover fuel cost increases from customers.

Changes in anti-trust immunities could adversely affect CP Ships.

     Certain types of agreements among carriers are exempted from anti-trust legislation in many countries. These exemptions are important to those carriers who have formed strategic global alliances as well as to other carriers, including CP Ships, primarily in respect of joint service, conference and rate discussion agreements. Recent legislative and case law developments in the United States, Canada, Europe and Australia have gradually eroded and narrowed such exemptions. In April 2002, the Organisation for Economic Co-operation and Development published a report suggesting that member countries should seriously consider removing anti-trust exemptions for common pricing and rate discussion. The European Commission, following a consultation process, issued in October 2004 a White Paper on the subject of regulation of coordinated activities among carriers. This paper proposes considering, among other matters, the repeal of Regulation 4056/86 which for some twenty years has permitted, among other conduct and subject to certain conditions, price fixing agreements among conference members. The period for commenting on this White Paper has now expired. If such anti-trust exemptions were to be eliminated or significantly narrowed, it could materially adversely affect the container shipping industry and CP Ships' business, financial condition and results of operations. By contrast, the European Commission has made clear its intention to renew for a further five years the so called "Consortium Regulation". This Regulation, subject to certain conditions (particularly that there shall be no price fixing arrangement among participants), permits integration of container carrier sea transport services among competitors.

Changes in environmental and other regulations could adversely affect CP Ships.

     CP Ships' operations are subject to a wide variety of international, national and local laws and regulations and international agreements, governing maritime operations, environmental protection, the management, transportation, discharge and release of hazardous substances and human health and safety, all of which may change at any time. CP Ships is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although CP Ships has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on its business, financial condition and results of operations.

     In addition, CP Ships may incur additional costs in order to comply with existing and future environmental and other regulatory obligations, including costs relating to air emissions, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. Such costs could have a material adverse effect on its business, financial condition and results of operations.

Labour interruptions could disrupt business.

     CP Ships' operations are reliant upon stevedores and other outside labour employed by third parties at all ports at which its ships call. Industrial action or other labour unrest could prevent or hinder CP Ships' operations from being carried out normally and could have a material adverse effect on its business, financial condition and results of operations if not resolved in a timely and cost effective manner.

Risk of loss and liability may be beyond insurance coverage.

     Maritime property and casualty losses may arise from a variety of causes, including adverse weather, collision, stranding, fire, mechanical failure, human error and spills or leaks resulting in pollution. Such cases may result in third party claims. In addition to such risks, the operation of ships may be affected by terrorist activity and political developments, as well as labour disputes, strikes, war and other causes. Any such event could result in direct losses and liabilities, loss of income or increased costs which could have a material adverse effect on CP Ships' business, financial condition and results of operations.

     In the event that claims or liabilities are assessed against CP Ships, its assets could be subject to attachment, seizure or other judicial processes. Although CP Ships carries insurance policies in an aggregate amount that it considers adequate, and also maintains arrangements to provide security and release from attachments, there can be no assurance that such insurance or arrangements would be sufficient to cover the cost of damages suffered from all such events or that it will be able to renew such insurance on commercially reasonable terms.

     As a result of the significant insurance losses incurred in the September 11, 2001 attacks and related concern regarding terrorist attacks, insurers reduced or restricted coverage for terrorist losses generally. Accordingly, the level of terrorist coverage available to CP Ships was significantly reduced.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of the business.

     International container shipping is subject to security and customs inspection and related procedures ("Inspection Procedures") in countries of origin, destination, and trans-shipment points. These Inspection Procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers such as CP Ships.

     Since the events of September 11, 2001, US and Canadian authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

     It is unclear what changes, if any, to the existing Inspection Procedures will ultimately be proposed or implemented, or how any such changes will affect the industry and CP Ships. It is possible that such changes could impose additional financial and legal obligations on CP Ships, including additional responsibility for inspecting and recording the contents of containers. Changes to the Inspection Procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs arising from current Inspection Procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges. Any such changes or developments may have a material adverse effect on CP Ships' business, financial condition and results of operations.

Risks Relating to CP Ships

CP Ships' future success depends on its ability to achieve and manage growth.

     A component of CP Ships' strategy is to expand its business both in the geographic areas and markets where it is currently focused and into new geographic areas and markets. CP Ships also intends to pursue selective acquisitions. CP Ships' future growth will depend upon a number of factors, both within and outside of its control, including its ability to do the following:

o enhance service offerings in the regional markets that CP Ships already serves;

o develop further services (by itself or with other carriers) in markets where CP Ships' strengths will enhance its ability to succeed;

o    establish a viable presence in strategic geographic areas;

o identify potential acquisition candidates and secure acquisitions on favourable terms;

o    integrate successfully any acquired business; and

o    manage the expansion and obtain required financing.

     CP Ships may not be successful in any of the above and any expansion or acquisition may not be profitable. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

     To the extent its operations continue to expand, CP Ships may need to increase the number of ships and containers in its fleet, the number of its employees and the scope of its operational and financial systems to handle increased volume, complexity and expanded geographic area of its operations. There can be no assurance that CP Ships will be able to obtain further ships and containers on a cost efficient basis or to retain and attract qualified management and employees or that its current operational and financial systems and controls will be adequate as it grows. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

Sources of CP Ships' future financing are uncertain.

     CP Ships operates in a capital intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the purchase and construction of new ships by owner-operators like itself and by lessors. CP Ships expects to fund its commitments and other capital and operating expenses from a combination of the following:

o    cash on hand;

o    cash generated from operations;

o    revolving credit facilities; and

o    bank and capital markets

     CP Ships is leveraged, which may require it to use a significant amount of cash to service its debt. This could impair the ability of CP Ships to make necessary capital expenditures, develop business opportunities or make acquisitions.

     CP Ships expects to have sufficient cash and/or committed financing to meet its obligations as they fall due. However, no assurance can be given that it will be able to generate sufficient cash from operations or obtain the necessary financing or that such financing will be at interest rates and on other terms that are favourable to it or consistent with its expectations. The inability to secure necessary financing may adversely affect its business, financial condition and results of operations.

Financing terms may restrict CP Ships' strategies and activities.

     CP Ships is party to a number of financing arrangements including a $525 million revolving credit facility, a container lease relating to temperature controlled container equipment, a $200 million 10 3/8% senior note indenture, a $200 million 4% senior subordinated convertible note indenture, capital leases for the two container ships Canmar Venture and Canmar Spirit, a container sale and leaseback transaction, a loan secured on four Pacific Class container ships, and certain other financing transactions.

     The terms of these financings include covenants that require CP Ships to meet certain financial tests and that restrict CP Ships' ability to:

o    incur additional debt;

o    create liens or other encumbrances;

o    commit to additional lease obligations;

o    acquire other businesses;

o    sell or otherwise dispose of assets;

o    lend surplus funds between group companies;

o    make certain payments and investments;

o    pay dividends; and

o    merge or consolidate with other entities in certain circumstances.

     These restrictions may affect CP Ships' growth, expansion into target markets, pursuit of selective acquisitions and ability to plan for and react to changes in its business. These restrictions could have a material adverse effect on CP Ships' business, financial condition and results of operations.

Change of control restrictions and other agreements may put CP Ships in default under existing arrangements and force it to repurchase the 10 3/8% Senior Notes.

     Under the $525 million revolving credit facility, the container lease relating to temperature controlled container equipment and the capital leases for Canmar Spirit and Canmar Venture, if CP Ships ceases to be listed on the TSX or the NYSE (or any other approved stock exchange) or any person or group acquires more than 25% of the outstanding common shares of CP Ships, this will constitute an event of default under such facilities which, unless waived by the lenders, will require the repayment of all principal and interest owing under such facilities. The Company's revolving credit facility, the container lease relating to temperature controlled container equipment, the Spirit and Venture Leases, the 10 3/8% senior notes, and certain other indebtedness or other obligations contain cross-default provisions that would be triggered by a default under indebtedness for money borrowed having an aggregate principal amount of $15 million ($20 million in the case of the 10 3/8% senior notes).

     Under the terms of CP Ships' 10 3/8% senior notes, if any person or group acquires 50% or more of the common shares of CP Ships or any other voting shares that may be issued by CP Ships, or if CP Ships consummates certain specific merger or consolidation transactions or sells substantially all of its assets, or the majority of the Board of CP Ships is replaced during any consecutive two-year period and, within 90 days of such event, the credit rating of the 10 3/8% senior notes is downgraded by Standard & Poor's and Moody's Investors Service, Inc., CP Ships will be required to make an offer to purchase all of the outstanding 10 3/8% senior notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

     In connection with the spin-off of CP Ships from Canadian Pacific Limited, CP Ships and other parties entered into a Plan of Arrangement under which CP Ships agreed not to take any action or enter into any transaction (which could include certain transactions involving a change of control of CP Ships) that could cause the spin-off to be taxed in a manner inconsistent with the tax rulings obtained from the Canadian and US revenue authorities in connection with the spin-off. In the event that CP Ships intends to take any action or enter into any such transaction that could have such effect, it will, as required under the arrangement agreement, first obtain a supplemental tax ruling or an opinion from an accounting or law firm confirming that such transaction will not cause the spin-off to be taxed in such different manner .

     The terms of the revolving credit facility, the container lease relating to temperature controlled container equipment, the Spirit and Venture Leases, the 10 3/8% senior notes and the Plan of Arrangement which are, or may be, affected by a transaction involving a change of control, could delay an acquisition of control or make any such transaction more difficult or costly. In addition, if a change of control occurs, there can be no assurance that CP Ships will have sufficient funds or that it will be able to obtain enough funds on reasonable terms to repay its existing or future financing or that it will be able to obtain consents to such change of control from the lenders or other holders of such financing on terms which CP Ships would find acceptable.

Increases in interest rates may materially impact results.

     A majority of CP Ships' debt is at floating rates of interest. Borrowings under the revolving credit facility, the container lease relating to temperature controlled container equipment and the Spirit and Venture Leases are floating rate obligations. To reduce its exposure to interest rate fluctuations, CP Ships may decide to swap these floating rate obligations into fixed rates or otherwise undertake hedges. Unless it fully hedges its interest rate exposure, it will be exposed to interest rate risk resulting from fluctuations in the relevant reference rates. Any such increase in interest expense may have a material adverse effect on CP Ships' business, financial condition and results of operations. Furthermore, if CP Ships decides to enter into agreements to hedge its interest rate risk, there can be no assurance that it will be able to do so on commercially reasonable terms or that these agreements, if entered into, will protect it fully against its interest rate risk.

Fluctuations in currency exchange rates could adversely affect results.

     CP Ships' revenue is denominated primarily in US dollars, but it is exposed to currency exchange risk through local operating and other costs denominated in other currencies. The most significant exposures are in Euros, Canadian dollars, Mexican Peso and GB Pounds Sterling. CP Ships may continue to expand its operations internationally and its exposure to fluctuations in the exchange rate between the US dollar and other currencies may increase. Depreciation of the US dollar generally, and in particular in relation to the Euro, Canadian dollar, Mexican Peso and GB Pound Sterling, could affect trade flows and increase, in US dollar terms, CP Ships' costs and expenses denominated in other currencies. Further fluctuations could adversely affect CP Ships' business, financial condition and results of operations. Although certain agreements to hedge some of its exchange rate exposure have been entered into, there can be no assurance that CP Ships will continue to be able to enter into such agreements on commercially reasonable terms or that these agreements will protect it fully against its exchange rate risk. Accordingly, there can be no assurance that future exchange rate fluctuations between certain other currencies and the US dollar will not have a material adverse effect on CP Ships' business, financial condition and results of operations.

Failure to achieve operating efficiencies could adversely affect growth and competitiveness.

     CP Ships continually reviews the structure and organization of its operations. It implements annual cost savings programs under which it seeks to improve efficiency and reduce costs. CP Ships plans to achieve additional cost savings through the continued rationalization of ship schedules, ship charter renewals, renegotiation of terms with suppliers, organizational changes and other operational actions.

     CP Ships' ability to achieve cost reductions depends in part on factors beyond its control, and no assurance can be given that it will be able to achieve the expected synergies and cost savings. If it fails to achieve cost savings, this could have a material adverse effect on its business, financial condition and results of operations.

The Company's business is subject to global political and economic risks.

     CP Ships operates in various countries around the world and is exposed to the risks of political unrest, war, acts of terrorism and other instability which can result in disruption to its business or the business of its customers, seizure of or damage to its assets and delays in loading or unloading. Any of the foregoing could have a material adverse effect on its business, financial condition and results of operations.

An increase in tax rates or change in tax residency or tax status could adversely affect CP Ships.

     CP Ships is subject to a low effective rate of tax on its income as many of its operating companies reside in low tax jurisdictions or are subject to special tax regimes. In the United States, its activities are substantially exempt from federal income tax although the precise scope of this exemption is uncertain under recently finalized tax regulations.

     In the United Kingdom, CP Ships' principal tax-paying subsidiary is taxed under a tonnage tax regime based on the tonnage of ships in its fleet rather than income earned by the company.

     There can be no assurance that the tax laws and the tax authorities' practices will not change or that future income tax rates and payments will not increase significantly and reduce profits. Such changes or increases could materially adversely affect CP Ships' business, financial condition and results of operations.

     CP Ships Limited believes that it is resident solely in Canada for income tax purposes and intends to take all necessary steps to remain so. CP Ships' tax residency is, however, affected by a number of factors, some of which are outside its control, including the application and interpretation of relevant tax laws and treaties. If CP Ships were to cease to be tax resident in Canada, it would be liable to pay additional Canadian taxes, including but not limited to capital gains tax based on the difference between the fair market value and tax cost of its assets at the relevant time. If CP Ships were to pay such taxes this would have a material adverse effect on CP Ships' business, financial condition and results of operations. In addition, CP Ships may be obliged to make indemnification payments under the Plan of Arrangement if its ceasing to be Canadian tax resident caused the spin-off to be taxed in a manner inconsistent with the tax rulings obtained from the Canadian and United States revenue authorities in connection with the spin-off. If such indemnification payments were to become due, this may have an adverse effect on CP Ships.

     CP Ships owns 100% of the voting shares of Linea Maritima Mexicana, S.A. de C.V., a Mexican company ("Mexicana Lines Limited"), which acts as a commercial agent for a number of other group companies not resident in Mexico. Because Mexicana Lines Limited exports commission-related services, CP Ships believes that Mexicana Lines Limited is entitled to pay value added tax ("VAT") at a 0% rate to the Administracion Central Juridico Internacional y de Normatividad de Grandes Contribuyentes (the "Mexican Administrative Tax Service"). Consistent with this view, Mexicana Lines Limited has claimed back, and historically the Mexican Administrative Tax Service has refunded, all VAT paid by Mexicana Lines Limited. During 2003, the Mexican Administrative Tax Service stopped refunding VAT paid by Mexicana Lines Limited. Mexicana Lines Limited has submitted a request to the Mexican Administrative Tax Service that the VAT withheld to date be refunded, and that it confirm that the Mexican Administrative Tax Service will resume VAT refunds for future periods.

     The Mexican Administrative Tax Service has notified Mexicana Lines Limited that it is reviewing its status as a commercial agent exporting commission-related services. In addition to withholding the VAT refund, the Mexican Administrative Tax Service may seek to require Mexicana Lines Limited to repay the VAT refunds it has already received. Although CP Ships believes that Mexicana Lines Limited is entitled to these refunds and that the risk of either having to repay these refunds or losing the 0% VAT rating is remote, there can be no assurance that Mexicana Lines Limited will be successful in causing the Mexican Administrative Tax Service to resume the payment of these VAT refunds. If Mexicana Lines Limited is either not able to continue to receive VAT refunds, or required to repay VAT refunds already received, this may adversely affect CP Ships' business, financial condition and results of operations.

Seasonality may impact business and financial condition.

     CP Ships' business is seasonal due to the effects of holidays (affecting demand for consumer goods), crop cycles (for agricultural products) and other factors. Some of its costs are fixed and cannot be readily adjusted for such changes in seasonality. Although peak shipping periods differ in some of the markets in which it operates, revenue and operating income have historically been lower during its first quarter. There can be no assurance that future seasonality in revenue, operating income and working capital requirements will not have a material adverse effect on CP Ships' business, financial condition and results of operations.

Investors may have difficulty bringing actions or enforcing judgments for United States and Canadian securities law liabilities.

     CP Ships is a Canadian company and a number of its directors and officers are not resident in the United States or Canada. In addition, a majority of its assets are located outside of the United States and Canada. As a result, it may be difficult for investors to rely upon United States federal or state or Canadian provincial securities laws to effect service of process within the United States or Canada on CP Ships or its directors and officers. Investors may also find it difficult to enforce, both in and outside the United States and Canada, judgments obtained in United States or Canadian courts' against CP Ships or its directors and officers based upon the civil liability provisions of United States or Canadian securities laws. In addition, it may be difficult for holders to bring an original action outside of the United States or Canada against CP Ships or its directors or officers to enforce liabilities based upon United States or Canadian securities laws.

CP Ships has been sued in class action lawsuits arising out of its restatement of financial results.

     As of 23rd March 2005, six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified. However, five of the six US lawsuits were recently transferred to a single jurisdiction, the Federal District Court for the Middle District of Florida, for coordinated or consolidated pretrial proceedings. The Company expects that any other shareholder class actions involving these matters that are filed in the US will also be transferred to the Middle District of Florida for consolidation or coordination. In the three Canadian proceedings, statements of claim have been filed but no further steps toward certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. Counsel has been retained and is in the process of defending these claims.


     CP Ships has insurance cover in respect of these claims. However, if the claims succeed and if that cover is ineffective or insufficient, CP Ships may incur liabilities which may have a material adverse effect on its business, financial condition and results of operations.

                                DIVIDEND POLICY

     CP Ships' Board of Directors has declared cash dividends of $0.16 per common share for each fiscal year from 2002 to 2004, representing a dividend of $0.04 per common share for each quarter of the fiscal year.


     A dividend for the fourth quarter 2004 of $0.04 per common share ($3.6 million in aggregate), was paid on 10th March 2005 to shareholders of record on 23rd February 2005.


     The Board of Directors determines the amount of the quarterly dividends based on its view of the quarterly result, anticipated net income and in accordance with CP Ships' capital expenditure and working capital needs as well as its strategic spending plans. Should the Board's view change, the amount of the dividend could be increased, decreased or eliminated entirely.

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

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

     Reference is made to CP Ships' Management's Discussion and Analysis for the year ended 31st December 2004, which is incorporated by reference in this Annual Information Form.

                             MARKET FOR SECURITIES


     The Common Shares of the Company are listed and traded on The Toronto Stock Exchange ("TSX") and the New York Stock Exchange and trade under the symbol "TEU". The TSX is the principal market for the Common Shares.

     Set out below is the price ranges and volume of common shares of CP Ships that traded on the TSX for the year ended 31st December 2004.

                                   Low           High            Volume
                                  Cdn $         Cdn $         (Millions)

      January                    24.11          27.80           11.00
      February                   23.63          25.04           12.30
      March                      21.48          25.20            8.79
      April                      21.27          23.48            6.43
      May                        21.61          24.75            7.22
      June                       23.15          25.15            7.45
      July                       21.64          23.46            4.85
      August                     15.00          23.20           32.20
      September                  15.35          16.36           10.00
      October                    14.75          15.75            9.98
      November                   15.05          16.00           15.70
      December                   14.52          17.63           21.10

                       DIRECTORS AND EXECUTIVE OFFICERS

Directors

     Information on the directors of CP Ships can be found on pages 12 and 13 of the 2004 Proxy Circular, including the number of securities held, and is incorporated by reference.

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

Executive Officers

     The names, municipality of residence and principal occupations within the past five years of CP Ships' executive officers, who are not directors, are shown below. Unless otherwise noted below during the past five years each of the following executive and senior officers has been engaged in the principal occupation shown opposite his name or in another position with the same or an affiliated company.

     The number of securities held by each of the Executive Officers listed below can be found on pages ________ of the 2004 Proxy Circular and is incorporated by reference.

--------------------------------------------------------------------------------------------------------------
                                                                                Principal Occupation during
    Name, State or County and Country of Residence     Business Address          the five preceding years.
                                                                               (where different from office)
--------------------------------------------------------------------------------------------------------------
John M. Baker                                         2 City Place             Senior Vice President &
Surrey, England                                       Beehive Ring Road        General Counsel, Air Canada.
                                                      Gatwick Airport          Additional information is
                                                      RH6 0PA England          provided below.
--------------------------------------------------------------------------------------------------------------
Alan Boylan                                           2 City Place             Senior Vice President, Exel.
Hertfordshire, England                                Beehive Ring Road        Additional information is
                                                      Gatwick Airport          provided below.
                                                      RH6 0PA England
--------------------------------------------------------------------------------------------------------------
Juan Manuel Gonzalez                                  401 E. Jackson Street    See discussion below
Tampa, USA                                            Suite 3300
                                                      Tampa
                                                      Florida, USA 33602
--------------------------------------------------------------------------------------------------------------
Glenn Hards                                           2 City Place             See discussion below
Sussex, England                                       Beehive Ring Road
                                                      Gatwick Airport
                                                      RH6 0PA England
--------------------------------------------------------------------------------------------------------------


     John M. Baker was appointed Senior Vice President General Counsel & Secretary in December 2004. He joined CP Ships from Air Canada where he was Senior Vice President & General Counsel and led a team engaged in a wide variety of regulatory, commercial, operational and finance-related legal activities. Prior to Air Canada, he was Vice President General Counsel and Commission Secretary at the National Capital Commission, Ottawa and before that, engaged in the telecommunications field and in private practice.


     On 1st April 2003, while Mr. Baker was acting as its Senior Vice President & General Counsel, Air Canada filed for protection under the Companies' Creditors Arrangement Act ("CCAA") in order to restructure its balance sheet and operations which was done by way of a plan of arrangement under court supervision. Air Canada has successfully completed its restructuring and emerged from CCAA protection on 30th September 2004.

     Shareholding: 14,000 Restricted Shares 10,000 of which will vest on 1st December 2006, subject to Corporation performance criteria and 4,000 of which will vest on the third trading day after the issuance of the news release announcing the fourth quarter results for the three-month period ending 31st December 2007 (2,000 of which are subject to Company performance criteria), all such dates subject to closed trading period restrictions, all under compensation plans.

     Alan Boylan joined CP Ships as Executive Vice President Commercial in November 2004. He is responsible for Montreal-North Europe, Australasia and Middle East/India. He was previously Senior Vice President responsible for ocean freight activities at Exel, the global logistics company. He joined the shipping industry in 1974 as a Marine Economist with Ocean Transport & Trading, an Exel predecessor company.

     Shareholding: 30,000 Restricted Shares 20,000 of which will vest on 1st December 2006 and 10,000 of which will vest on the third trading day after the issuance of the news release announcing the fourth quarter results for the three-month period ending 31st December 2007 (5,000 of which are subject to Company performance criteria), all such dates subject to closed trading period restrictions, all under compensation plans.

     Juan Manuel Gonzalez was appointed Executive Vice President Commercial in May 2004, after having held other senior positions with CP Ships. He is responsible for all Americas, Pacific and Gulf/Atlantic activities. He joined the container shipping industry in 1985 with Transportacion Maritima Mexicana ("TMM") where he held a number of positions including management of various liner services, representing TMM in California and in Asia, head of corporate planning and as VP and acting President of Global Reefer Carriers, a joint venture between TMM and Del Monte Fresh.

     Shareholding: 59,400 Restricted Shares 19,400 of which will vest on 20th May 2005, 20,000 of which will vest on 1st December 2005 (6,667 of which are subject to Corporation performance criteria), 10,000 of which will vest on 1st December 2006, subject to Corporation performance criteria and 10,000 of which will vest on the third trading day after the issuance of the news release announcing the fourth quarter results for the three-month period ending 31st December 2007 (5,000 of which are subject to Company performance criteria), all such dates subject to closed trading period restrictions, all under compensation plans.

     Glenn Hards was appointed Executive Vice President Operations & Ship Networks in May 2004. He is responsible for ship networks, marine operations, container fleet and corporate planning. He previously served as Vice President Ship Networks & Alliances. He joined CP Ships in 1978 and has held management positions in finance, audit and business development.

     Shareholding: 55,628 Restricted Shares 15,628 of which will vest on 20th May 2005, 20,000 of which will vest on 1st December 2005 (6,667 of which are subject to Corporation performance criteria), 10,000 of which will vest on 1st December 2006, subject to Corporation performance criteria and 10,000 of which will vest on the third trading day after the issuance of the news release announcing the fourth quarter results for the three-month period ending 31st December 2007 (5,000 of which are subject to Company performance criteria), all such dates subject to closed trading period restrictions, all under compensation plans.

     There is no family relationship between any of the directors and executive officers.


Committees of the Board of Directors

     The Board of Directors of CP Ships has constituted three standing committees - an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Each standing committee is comprised of only non-employee directors. Matters regarding employee health and safety and the protection of the environment are dealt with by the full Board of Directors.

Audit Committee

Composition

     The Audit Committee is composed of Viscount Weir, John Bowmer, Robert Clanin, Peter Dey, John McNeil and Nigel Rich. Each committee member is independent and financially literate. The Board of Directors has determined that John McNeil is a financial expert serving as Chair of the Audit Committee and is an independent director as defined in the New York Stock Exchange Listed Company Manual. Information on the relevant experience and education of each of the Audit Committee members can be found in the 2004 Proxy Circular and is incorporated by reference.

Audit Committee Charter:
-----------------------

A.   Establishment of Committee Procedures

1.   Composition of Committee

     The Audit Committee of the Board (the "Committee") shall consist of not less than three Directors. No Director who is either an officer or employee of the Company or any of its subsidiaries shall be a member of the Committee.
In addition, all members of the Committee shall meet applicable independence and financial literacy requirements including those of any stock exchange on which the Company's securities are traded, and at least one member shall have accounting or related financial management expertise. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.   Appointment of Committee Members

     Members of the Committee shall be appointed by the Board from time to time and shall hold office at the pleasure of the Board. Membership of the Committee shall be reviewed on an annual basis.

3.   Vacancies

     Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

4.   Committee Chairman

     The Board shall appoint a Chairman for the Committee.

5.   Absence of Committee Chairman

     If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.   Secretary of Committee

     The Committee shall appoint a Secretary who need not be a Director of the Company.

7.   Meetings

     The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chairman of the Committee may call a special meeting of the Committee at any time.

8.   Quorum

     Three members of the Committee shall constitute a quorum.

9.   Notice of Meetings

     Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication) to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.   Attendance of the Company's Officers at Meetings

     At the invitation of the Chairman of the Committee, one or more Officers of the Company may attend any meeting of the Committee.

11.  Procedure, Records and Reporting

     Subject to any statute or the articles and By-laws of the Company, the Committee shall fix its own procedures at meetings and may conduct meetings telephonically, shall keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

12. The Company's Auditors

     The Committee shall serve as the ultimate authority to which the Company's internal and external auditors are accountable. The Committee shall have the ultimate authority and responsibility to select, retain, evaluate and, where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in any management proxy circular).

     The Committee shall meet with the internal and/or external auditors as the Committee may deem appropriate to consider any matter.

13.  Review of Terms of Reference

     The Committee shall review and reassess the adequacy of these Terms of Reference at least annually and otherwise as it deems appropriate and propose recommended changes to the Board.

B.   Mandate of Committee

1. The mandate of the Committee is to assist Board oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the external auditors' qualifications and independence; and the performance of the Company's internal audit function and of the external auditors.

2.   The Committee shall:

     a) review with management and the Company's internal and external auditors the Company's financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgement of the external auditors as to the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

     b) review with the external auditors, before completion of the annual audit of the Company, the financial statements and the report of the external auditors thereon, in order to ensure that the external auditors are satisfied with the disclosure made to them and with the content of the financial statements;

     c) review and recommend to the Board of Directors for approval, the audited annual financial statements of the Company and Annual Management's Discussion and Analysis;

     d) review the Company's interim financial results and Management's Discussion and Analysis with management and the external auditors and approve interim financial releases;

     e) generally discuss with management financial information and earnings guidance provided to analysts and ratings agencies;

     f) discuss with management the Company's policies and procedures for managing the principal financial risks of its business to determine that management has identified the principal financial risks of the Company's businesses and has implemented and is maintaining systems and procedures to manage those risks;

     g) review the audit plans of the internal and external auditors of the Company, including the degree of detail of those plans and the coordination between those plans;

     h) review and consider, as appropriate, any significant reports and recommendations issued by the Company or by any external party relating to internal audit issues, together with management's response thereto;

     i) review the effectiveness of the Company's internal control procedures with respect to the Company's compliance with legal and regulatory requirements and the Company's policies;

     j) review management's plans regarding any changes in accounting practices or policies and the financial impact thereof;

     k) review all major financings of the Company and its subsidiaries and annually review the Company's financing plans and strategies if the Board is not reviewing such financing and financing plans;

     l) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements;

     m) review with management from time to time the Company's internal audit function;

     n) subject to shareholder approval as required, select, retain, evaluate and, where appropriate, replace the external auditors and resolve disagreements between management and the external auditors regarding financial reporting for the purpose of issuing an audit report;

     o) at least annually, review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Company and its affiliates in order to determine the external auditors' independence, including, without limitation, (i) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Company, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

     p) at least annually, obtain and review a report by the external auditors describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm and any steps taken to address such issues;

     q) review and approve the audit services and fees of the external auditors;

     r) in advance, review and approve all non-audit services by the external auditors;

     s) set hiring policies for employees or former employees of the external auditors;

     t) periodically meet separately with management, the external auditors and internal auditors and consider any matter that each may recommend bringing to the attention of the Board;

     u) establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

     v) prepare a report from the Committee to shareholders or others concerning the Committee's activities in the discharge of its responsibilities, as required by applicable laws or regulations.

     w) review with management the declaration of quarterly or annual dividends and recommend to the Board the declaration of such dividends;

     x) review the expense accounts of the CEO and CFO; and

     y) annually evaluate the performance of the Committee.

3. The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances.

4. The Committee shall be authorized to approve, in circumstances related to its role and responsibilities as it considers appropriate, the engagement of outside advisors at the Company's expense.

5. The Committee may delegate from time to time to any person or committee of persons any of the foregoing responsibilities that lawfully may be delegated.


     All services to be rendered by the external auditors are subject to approval by the Audit Committee of the Board. The engagement for the annual audit of the consolidated financial statements is approved by the Audit Committee on an annual basis.

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

Corporate Governance Committee


     Members of the Committee are Viscount Weir, John Bowmer, Robert Clanin, Peter Dey, John McNeil and Nigel Rich. The Board has appointed Peter Dey to act as Chairman of the Committee. Information on the relevant experience and education of each of the Corporate Governance committee members can be found in the 2004 Proxy Circular and is incorporated by reference. The mandate of the Committee includes:


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

Compensation Committee


     Member of the Committee are Viscount Weir, John Bowmer, Robert Clanin, Peter Dey, John McNeil and Nigel Rich. The Board has appointed Viscount Weir to act as Chairman of the Committee. Information on the relevant experience and education of each of the Compensation Committee members can be found in the 2004 Proxy Circular and is incorporated by reference. The mandate of the Compensation Committee includes:


  o Defining the reporting relationships of senior management and its major business units

  o Reviewing on a regular basis, succession plans for senior management positions

  o Assessing the performance of senior management, their compensation and reviewing the compensation policy of CP Ships.

                              INTEREST OF EXPERTS


     CP Ships' auditors are PricewaterhouseCoopers LLP ("PwC"), Royal Trust Tower, Suite 3000, Toronto-Dominion Centre, 77 King Street West, Toronto, Ontario, M5K 1G8. The Company's consolidated financial statements as at 31st December 2004 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of PwC, independent chartered accountants, given on their authority as experts in accounting and auditing.


                                  AUDIT FEES


     The fees paid to PwC for audit and non-audit services for the two years ended 31st December 2004 are set out in the table below:

                                         US $ millions
                                       2004         2003
Type of Fees
Audit fees                               4.3          2.2
Audit-related services                   1.3          0.5
Tax services fees                        0.8          2.0
All other fees                           0.1          0.2
                                      ------       ------
Total                                  $ 6.5        $ 4.9
                                       =====        =====


     In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees paid to PwC for audit and other services in connection with statutory and regulatory filings; "audit related fees" are for assurance and related services that are reasonably related to the performance of the audit or review of financial statements; "tax fees" are for tax compliance, tax advice and tax planning; and "all other fees" are for acquisition due diligence and fees for other services not included in the first three categories.

                         TRANSFER AGENT AND REGISTRAR


     The registrar and transfer agent for CP Ships' common shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. Computershare Trust Company of New York serves as transfer agent and registrar for common shares in New York. The handling of all inquiries is centralized in Toronto.


                              MATERIAL CONTRACTS

     Except for the contracts entered into in the ordinary course of business, the only contract which CP Ships has entered into during the fiscal year ended 31st December 2004 which can reasonably be considered material is the Purchase Agreement dated 19th February 2004 with, among others, Morgan Stanley & Co. Incorporated in connection with the issuance of 4% Convertible Senior Subordinated Convertible Notes due 2024 which are more fully described under "Description of Indebtedness and Other Obligations and Taxation of CP Ships and Subsidiaries"

     In January 2005 CP Ships announced that the US Department of Transportation has granted Lykes Lines Limited, LLC, a subsidiary of CP Ships, the right to operate five US-flag containerships in its new Maritime Security Program (MSP) for ten years beginning 1st October 2005. The ships will receive government subsidy to offset the cost of operating under US flag. Over the ten-year contract term, the subsidy is expected to total $145 million.

                               LEGAL PROCEEDINGS

     During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. CP Ships is aware that six class action lawsuits in the US and three in Canada have been filed against CP Ships and certain directors and officers in the USA and Canada. The actions are in respect to CP Ships' restatements of previously reported financial results. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters. For further discussion concerning the status of these claims, refer to the risk section of this document.

     CP Ships is currently defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $93 million) against it and its subsidiary relating to the termination of contracts for stevedoring and related services. CAST Agencies Europe Limited, a group company, intends to vigorously defend this action and does not believe it will incur any liability, and, accordingly no provision has been made in the financial statements with respect to this matter other than for legal costs.

     As a result of Lykes Lines Limited, LLC ("Lykes") contract with the US Department of Transportation in respect of its new MSP, Liberty Global Logistics LLC filed a complaint on 18th March, 2005 in the U.S. District Court for the Eastern District of New York against the Maritime Administration and the United States of America challenging the MSP awards made in January 2005 to Lykes and other awardees. There are several defenses to this complaint and it is presently anticipated that it will have no effect on the award of MSP to Lykes.

               DESCRIPTION OF INDEBTEDNESS AND OTHER OBLIGATIONS

     The following is a summary of the terms and conditions of CP Ships' $525 million Revolving Credit Facility, 10 3/8% Senior Notes due 2012, 4% Convertible Senior Subordinated Notes due 2024, Pacific Class Vessel Loan, and certain capital leases and other operating leases. This summary is necessarily of a general nature and does not purport to describe all of the terms and conditions of such financing transactions.

Indebtedness Corporate Structure


                               -------------------------------------------------------------
                              |                      CP Ships Limited                       |
                              |                       (New Brunswick)                       |
                              |            Borrower under 10 3/8 % Senior Notes             |
                              |  Borrower under 4 % Convertible Senior Subordinated Notes   |
                              |            Guarantor under $525 Million Facility            |
                              |               Guarantor under Container Sale                |
                              |                        and Leaseback                        |
                              |           Guarantor of Pacific Class Vessel Loan            |
                              |         Guarantor of Temperature Controlled Leases          |
                              |           Guarantor of Venture and Spirit Leases            |
                              |              Guarantor of Long -term Charters               |
                               ------------------------------------------------------------
                                                              |
                                                              |
                                                              |
                                                              |
                                     --------------------------------------------------
                                     |           CP Ships (Bermuda) Limited            |
                                     |                    (Bermuda)                    |
                                     |     Guarantor of Pacific Class Vessel Loan      |
                                     --------------------------------------------------
                                                                 |
                                                                 |
                                                                 |
                                                                 |
                ------------------------------------------------------------------------------------------
                |                                             |                                            |
                |                                             |                                            |
               //                                             |                                            |
                |                                  ---------------------------------          -------------------------
                |                                 |  CP Ships Holdings (Bermuda)    |         |   CPS Number 1 Limited |
                |                                 |          Limited (1)            |         |         (Bermuda)      |
 ---------------------------------------------    |           (Bermuda)             |         |    Borrower under $525 |
|            CP Ships (UK) Limited            |   |  Borrower under Pacific Class   |         |      Million Facility  |
|             (England and Wales)             |   |          Vessel Loan            |         -------------------------
|     Guarantor of 10 3/8 % Senior Notes      |    ---------------------------------
|    Guarantor under $525 Million Facility    |            |
|   Lessee under Venture and Spirit Leases    |            |------------------------------------
|  Guarantor of Temperature Controlled Leases |            |                                    |
 ---------------------------------------------             |                                    |
                |                                          |                        ---------------------------
                |                                          |                       |                           |
    ------------------------                               |                       |                           |
   |  CPS Number 2 Limited  |                              |                       |                           |
   |   (England and Wales)  |                              |    -------------------------------     ----------------------------
   |   Borrower under $525  |                              |   |     Lykes Lines Limited, LLC  |   |    TMM Lines Limited, LLC    |
   |     Million Facility   |                              |   |           (Delaware)          |   |          (Delaware)          |
    ------------------------                               |   |          Guarantor of         |   |         Guarantor of         |
                                                           |   |       10 3/8 % Senior Notes   |   |     10 3/8 % Senior Notes    |
                                                           |   |       Guarantor under $525    |   |     Guarantor under $525     |
                                                           |   |         Million Facility      |   |       Million Facility       |
                                                           |   |    Guarantor of Venture and   |   |   Guarantor of Venture and   |
                                                           |   |         Spirit Leases         |   |         Spirit Leases        |
                                                           |   |          Guarantor of         |   |           Guarantor          |
                                                           |   |      Temperature Controlled   |   |    of Temperature Controlled |
                                                           |   |       Leases Lessee under     |   |            Leases            |
                                                           |   |       Long-term Charters      |    ------------------------------
                                                           |    -------------------------------
                                                           |
                                                           |
                                                           |
                                     -------------------------------------------------
                                    |                 Container Equipment              |
                                    |                   Leasing Limited                |
                                    |                      (Bermuda)                   |
                                    |      Lessee under Container Sale and Leaseback   |
                                    |     Lessee under Temperature Controlled Lease    |
                                     -------------------------------------------------


















(1)  CP Ships Holdings (Bermuda) Limited holds a 100% interest in CP Ships
     (UK) Limited indirectly through two intermediate holding companies which are incorporated in England and Wales.

$525 Million Revolving Credit Facility

     On 25th March 2004, CP Ships and certain of its subsidiaries entered into a $525 million secured revolving credit facility (the "$525 Million Facility") with a syndicate of financial institutions represented by ING Bank NV, as agent and security trustee. The $525 Million Facility replaces CP Ships' previous $175 million and $350 million revolving credit facilities, which were cancelled. The $525 Million Facility has a five-year term expiring in March 2009. Borrowings under the $525 Million Facility are by subsidiaries of CP Ships (CPS Number 1 Limited and CPS Number 2 Limited), are presently secured by 25 owned ships, and are guaranteed by CP Ships Limited ("CP Ships"), Lykes Lines Limited, LLC ("Lykes LLC"), TMM Lines Limited LLC ("TMM LLC") and CP Ships (UK) Limited ("CP Ships (UK)").

     Under the $525 Million Facility, CP Ships must pay interest on amounts borrowed at a rate equal to LIBOR (or, in relation to any advance in Euro, Euribor), plus the applicable margin and mandatory costs (if any), in addition to a quarterly commitment fee on the unused portion of the $525 Million Facility equal to 40% of the applicable margin. The applicable margin is based on the average of the Moody's and S&P corporate ratings of CP Ships. For so long as CP Ships' corporate ratings continue to be Ba2 (as rated by Moody's) and BBB- (as rated by S&P) and the amount outstanding under the $525 Million Facility is less than 50% of the total commitments thereunder at such time, the applicable margin is 1.10%. The applicable margin is subject to adjustment in the event of a change in such ratings. If the amount outstanding under the $525 Million Facility is more than 50% of the total commitments thereunder at such time, the applicable margin is increased by a further 0.15%.

     Under the $525 Million Facility, CP Ships may borrow an amount up to the aggregate of 75% of the appraised value of the ships on which the facility is secured. The value of all secured ships is subject to an annual reappraisal and, to the extent that borrowings under the facility exceed the 75% threshold, CP Ships may be required to reduce the borrowings within 15 business days of notification. CP Ships may also be required to make a prepayment if and to the extent that the sale or total loss of a ship, or the release of a mortgage on a ship results in borrowings under the facility exceeding the 75% threshold. Based on the appraised value of the 25 secured ships, CP Ships was able to borrow $525 million under the $525 Million Facility as at 31st March 2005.

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

     In addition to events of default customary for this type of facility, any event of default or default with respect to CP Ships, Lykes LLC, TMM LLC and CP Ships (UK) or the borrowing subsidiaries' indebtedness for money borrowed having an aggregate principal amount of $15 million or more would constitute an event of default under the $525 Million Facility. If CP Ships ceases to be listed on the TSX, the London Stock Exchange or the NYSE, or other stock exchange approved by the lenders and none of whose shareholders acting individually or in concert with others owns or controls more than 25% of its voting share capital, this will constitute an event of default. The occurrence of an event of default, unless waived by the lenders, will result in all amounts owing under the facility becoming immediately due and payable.

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

     The 10 3/8% Senior Notes bear interest at 10 3/8% payable semi-annually and mature in July 2012 unless redeemed earlier. The obligations of CP Ships under the 10 3/8% Senior Notes are guaranteed by the Note Guarantors. Under the terms of the 10 3/8% Senior Notes, CP Ships has the option, in each case subject to payment of any accrued and unpaid interest:

     (i) at any time prior to 15th July 2005, to redeem up to 35% of the aggregate principal amount of the 10 3/8% Senior Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.375% of the principal amount of the redeemed 10 3/8% Senior Notes;

     (ii) at any time prior to 15th July 2007, to redeem any of the 10 3/8% Senior Notes at a redemption price equal to the principal amount thereof plus a redemption premium equal to the greater of (a) 1% of such principal amount and (b) the excess of (x) the present value at the redemption date of the redemption price of such 10 3/8% Senior Notes at 15th July 2007 plus all required interest payments that would otherwise be due to be paid on such 10 3/8% Senior Notes between the redemption date and 15th July 2007 excluding accrued but unpaid interest, computed using a discount rate equal to the US Treasury Rate at such redemption date plus 0.50%; over (y) the principal amount of such 10 3/8% Senior Notes; and

     (iii) at any time after 15th July 2007 and prior to their maturity, to redeem any of the 10 3/8% Senior Notes at an applicable fixed redemption price which gradually decreases from 105.188% of the aggregated principal amount of such 10 3/8% Senior Notes if such option is exercised in 2007 to 100% of such amount if such option is exercised in 2010 and thereafter.

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

     On or after 3rd July 2009, by giving investors at least 30 days' notice, CP Ships may redeem any of the Convertible Notes at a redemption price of 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest. Holders may require CP Ships to purchase the Notes on 30th June 2009, 30th June 2014 and 30th June 2019, or upon the occurrence of certain designated events, at a purchase price equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest.

     CP Ships may, in lieu of delivering its common shares upon conversion of all or a portion of the Convertible Notes, elect to pay cash or a combination of cash and common shares.

     CP Ships entered into a registration rights agreement pursuant to which CP Ships had agreed to:

     o File a shelf registration statement with the SEC within 120 days after the closing date of the offering covering resales of the Convertible Notes and the common shares issuable upon conversion of the Convertible Notes;

     o Use reasonable best efforts to have the shelf registration statement declared effective within 180 days of the closing date of the offering; and

     o Use reasonable best efforts to keep the shelf registration statement effective until the date that there cease to be limitations on resale of the Convertible Notes or common shares thereunder or there are otherwise no longer any outstanding registrable securities.

     If CP Ships is party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination or a transfer of all or substantially all of CP Ships' consolidated property asset, as determined under applicable law, pursuant to which CP Ships' common shares are converted into, or become the right to receive, cash, securities or other property, a holder may convert Convertible Notes at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction, as determined by CP Ships, until 15 days after the effective date of the transaction.

     Whilst the Convertible Notes Indenture does not restrict CP Ships ability to incur additional senior indebtedness, CP Ships has agreed not to incur any indebtedness that is contractually subordinate in right of payment to any senior indebtedness unless it ranks pari passu or is contractually subordinated in right of payment to the convertible bonds; provided, however, that unsecured debt will not be deemed to be subordinate in right of payment to secured debt merely by virtue of its nature as unsecured debt.

     Events of default under the Convertible Notes are customary for this type of debt and, among other things, include the occurrence of an event of default or default with respect to CP Ships' or its subsidiaries' indebtedness for borrowed money having an aggregate principal amount of $25 million or more that results in acceleration of the payments of such indebtedness.

Pacific Class Vessel Loan

     CP Ships acquired on 14th September 2001 the beneficial interest in four trusts (the "PCV Trusts"), each of which owns a US flag Pacific Class ship which was and continues to be chartered to Lykes LLC under long-term charter arrangements. Prior to such acquisition, the PCV Trusts had entered into agreements dated 22nd July 1998 with a financial institution pursuant to which they borrowed a total of $70.5 million (the "Pacific Class Vessel Loan"). As a result of such acquisition, CP Ships effectively acquired the four ships and assumed the Pacific Class Vessel Loan. As at 31st December 2004 the principal amount outstanding under the Pacific Class Vessel Loan was $30 million.

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

     During June 2004, as part of conforming the financial covenants contained in the Venture Lease and Spirit Lease documentation with those contained in the $525 million Facility, the Lessee agreed that the Lessor be entitled to review (according to its own criteria) the "creditworthiness" of CP Ships during 2008 and 2018, in order to monitor the adequacy of the guarantees provided by CP Ships. If the Lessor determines, in its sole discretion, that the creditworthiness of CP Ships is inadequate, it can require CP Ships (UK) to provide additional security in respect of each lease by way of letter of credit or other security, or to prepay rental to a specified level. Failure to provide such security and/or make the prepayment will be a termination event. The Spirit Lease is further secured by a 364-day letter of credit (the "LC") with a bank currently rated AA (the "LC Bank") in the maximum aggregate amount of (pound)7,000,000 which decreases throughout the lease period as rental instalments are paid. The Lessor may only make a demand under the LC following a termination of the Spirit Lease and the termination sum (as calculated in the financial schedule) becoming due and payable if not already paid at that time. If the rating of the LC Bank is lower than A- at any time or if the LC is not renewed, and CP Ships has not replaced the LC or otherwise provided additional security acceptable to the Lessor, a termination event would arise under the Spirit Lease.

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

Temperature Controlled Container Leases

     On 22nd October 2004, ING Bank NV (the "Lessor") entered into a purchase agency agreement ("Purchase Agency") with Container Equipment Leasing Limited ("CELL") to finance the purchase of 3,000 temperature controlled high cube containers (the "Containers") under a series of four eight-year capital leases (each a "Temperature Controlled Lease").

     Under the terms of the Purchase Agency, the Lessor appointed CELL, for the period to 30th June 2005 (the "Delivery Period"), as its agent to purchase the Containers on the Lessor's behalf, agree with the suppliers all details relating to the specification of the Containers, and accept delivery of the Containers. During the Delivery Period, the Purchase Agency provides a reimbursement mechanism whereby CELL finances its purchase of the Containers by borrowing from the Lessor amounts equal to the purchase price of the Containers up to a maximum aggregate amount of $46 million (the "Lease Facility"), subject to the satisfaction of various conditions precedent. Borrowings under the Lease Facility bear interest at US$ LIBOR+1.25% on the outstanding amount of the Lease Facility, with a commitment fee of 1/24th of a percent payable monthly on the undrawn portion of the Lease Facility until the expiry of the Delivery Period. The Purchase Agency expires on the earlier of 30th June 2005 and the date on which the 3,000 Containers have been funded under the Lease Facility. 50% of the Lease Facility is indirectly funded by a second bank ("Lender") pursuant to a participation agreement dated 22nd October 2004 between Lender, the Lessor and CELL.

     On 31st December 2004, in accordance with the terms of the Purchase Agency, CELL and the Lessor entered into two Temperature Controlled Leases on identical terms, each governing the leasing of 750 Containers from the Lessor to CELL. Upon the earlier of 30th June 2005 and the date which is 5 business days after the date on which the purchase price of the remaining 1,500 Containers has been reimbursed to CELL, CELL and the Lessor will enter into two further Temperature Controlled Leases on identical terms to those entered into on 31st December 2004. The principal amount of the Lease Facility is repayable in accordance with an amortisation schedule set out in each Temperature Controlled Lease.

     During the term of the Temperature Controlled Leases, being eight years, CELL has the full and exclusive use of the Containers and is permitted to sub-lease the Containers without the Lessor's consent provided that the terms of such sub-lease conform with the terms of similar arrangements typically entered into by liner companies.

     CELL is liable for all costs and expenses in relation to the operation of the Containers, including but not limited to, the maintenance, repair, insurance and use of the Containers. CELL bears the full risk of any damage to or loss of the Containers.

     CELL is entitled to terminate all or part of the leasing of the Containers under a Temperature Controlled Lease at any time by paying a termination sum (calculated by reference to the amount of the Lease Facility outstanding represented by such Containers) and, on the expiry of each Temperature Controlled Lease, it has the option to purchase all the Containers subject to such Temperature Controlled Lease for the sum of $1 or redeliver such Containers to the Lessor.

     The financial and other covenants under the Temperature Controlled Leases are substantially similar to those contained in the $525 Million Facility.

     In addition to events of default customary for this type of facility, any event of default or default with respect to CP Ships, Lykes LLC, TMM LLC and CP Ships (UK) or CELL's indebtedness for money borrowed having an aggregate principal amount of $15 million or more would constitute an event of default under the Temperature Controlled Leases. If CP Ships ceases to be listed on the TSX, the London Stock Exchange or the NYSE, or other stock exchange approved by the Lessor and none of whose shareholders acting individually or in concert with others owns or controls more than 25% of its voting share capital, this will constitute an event of default. The occurrence of an event of default, unless waived by the Lessor, will result in all amounts owing under the relevant Temperature Controlled Lease becoming immediately due and payable. An event of default under any Temperature Controlled Lease will cross-default the other three Temperature Controlled Leases.

     The obligations of CELL under the Purchase Agency and Temperature Controlled Leases are guaranteed by CP Ships, CP Ships UK, Lykes LLC and TMM LLC.

Other Capital Lease Obligations

     CP Ships has entered into a number of other capital leases, which are repayable in monthly instalments ending between 2005 and 2012 and are secured on the leased equipment, mainly containers. Obligations under capital leases bear primarily fixed interest rates, which range from 3% to 18%. Interest expense on such leases amounted to $5 million in 2004 ($5 million in 2003).

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

     During September 2004, CP Ships, as guarantor, conformed the financial covenants contained in the Container Sale and Leaseback documentation with those contained in the $525 Million Facility. See "Revolving Credit Facility". In addition, the Lessor may require the Container Guarantee and the Container Lease to be amended to include any other financial covenants given by CP Ships (or the Container Lessee) under any future ship mortgage loan, bareboat charter agreement, container financing arrangement or secured long-term credit facility. Under the Container Sale and Leaseback, the Lessor can declare a "material adverse change" if CP Ships' long term corporate credit rating by S&P is lower than BB+ (as at 31st December 2003 it was BBB-) or its long term senior implied rating from Moody's is lower than Ba1 (as at 31st December 2003 it was Ba2), whichever rating is higher from time to time. Such a "material adverse change" could lead to an event of default under the Container Sale and Leaseback.

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

     The Container Lessee may at its option, in order to avoid the occurrence of an event of default under the Container Sale and Leaseback, repurchase the Containers at a specified purchase price based on a fixed termination price (as at 31st December 2004, approximately $45 million).

     Under the Container Lease, the Container Lessee has the option exercisable at the end of the fifth, sixth and seventh years of the Container Lease to repurchase the Leased Containers at a fixed purchase price based on the projected fair market value of the Leased Containers at the relevant time plus the Lessor's breakage costs.

Long-term Charter Arrangements

     In June 2000, Lykes LLC entered into individual long-term time charter parties (the "Long-Term Charters") for six 4100 teu vessels then under construction for a third party owner. Lykes took delivery of four of the vessels during the first quarter of 2003 and the remaining two vessels during the third quarter of 2003. The Long-Term Charters have been guaranteed by CP Ships.

     Each of the Long-Term Charters prescribes an initial hire period (the "Initial Period") of eight years from the date of delivery of the relevant vessel with an option, exercisable at the end of the seventh year, to extend hire for a further two years, or until 2011 (the "Second Period"). Should the charter be so extended, Lykes LLC then has a second option, exercisable at the end of the ninth year of the charter, to further extend hire for another two years (the "Third Period"). The daily rate is fixed, but increases by an agreed amount on each renewal.

     In August 2003, Lykes LLC entered into individual long-term charter parties (the "Seaspan Charters") with affiliates of Seaspan Container Lines Limited ("Seaspan") for nine new 4,250 teu vessels (the "Seaspan Vessels") of identical specifications. The Seaspan Vessels are presently under construction and are scheduled for delivery between 2005 and 2007. Lykes LLC's obligations under each of the Seaspan Charters are guaranteed by CP Ships.

     The daily charter hire under each of the Seaspan Charters is for a fixed amount for the primary charter period (the "Primary Term"). Each charter party delineates two distinct payments to Seaspan for the use and hire of the relevant Seaspan Vessel. One payment reflects the capital cost of the Seaspan Vessel and the other reflects certain ship management and operating costs on account of the costs of a management services agreement that is attached to and forms a part of the charter party (the "Management Contract"). Lykes LLC's payment obligations under each Seaspan Charter and the related Management Contract will commence only on delivery of the relevant Seaspan Vessel.

     The Primary Term under each Seaspan Charter is up to ten years, with options for CP Ships to extend the charter for up to two further years at a slightly higher daily charter rate; payments under the Management Contract remain fixed at the previous level. The Primary Term is structured such that Lykes LLC has entered into an initial charter period of three years from delivery of each vessel, with seven annual extension options (the "Extension Options"). Each Extension Option must be declared two years in advance, thereby creating a rolling minimum three-year obligation. If Lykes LLC does not exercise an Extension Option and the charter terminates at the end of the relevant three-year period, Lykes LLC becomes liable to pay Seaspan an additional pre-determined exit fee (the "Exit Fee") at the date of termination.

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


Commitments

     CP Ships has commitments under operating leases, including obligations under time charters which include certain ship operating expenses. The commitments in each of the next five years and thereafter are:

                                      Current           Future
               Year               operating leases  commitments(1)   Total
          --------------------    ----------------  -------------    -----
                                                (in $ millions)


         2005...............           324               17           341
         2006...............           213               35           248
         2007...............           173               53           226
         2008...............            84               59           143
         2009                           61               59           120
         2010 and thereafter           104              395           499
                                     -----             -----       -------
                                     $ 959             $ 618       $1,577
                                     =====             =====       =======


         (1) Future commitments comprise operating leases and associated management services agreements for 10 years for the Seaspan Vessels from their expected delivery dates between late 2005 and early 2007. The lease terms allow for termination at CP Ships' option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2004 would be $249 million.

Capital Commitments

     CP Ships had capital commitments at 31st December 2004 of $23 million that fall due in 2005. CP Ships Limited (1)


                     TAXATION OF CP SHIPS AND SUBSIDIARIES

     CP Ships is subject to taxation in the countries in which it and its constituent companies operate. CP Ships' corporate structure is such that much of the income it generates from container shipping is subject to tax at relatively low tax rates.

Bermuda

     Lykes LLC, Italia di Navigazone LLC and TMM LLC are Delaware limited liability companies and are subject to the taxation regimes of their sole member, which is a Bermuda company. Lykes LLC, Italia di Navigazone LLC and TMM LLC are, therefore, effectively exempt from income taxation as their sole member has received exemption from income taxation in Bermuda until 28th March 2016. They are however taxed on their activities in certain countries other than Bermuda, including in the United States, with respect to their operations in those countries.

United States

     CP Ships carries on activities in the United States through various subsidiaries of CP Ships (Bermuda) Limited, most of which are treated as disregarded entities for US federal income tax purposes. For such purposes, CP Ships (Bermuda) Limited is considered to earn directly all of the income earned by such subsidiaries. A small amount of activity in the United States, not involving the international operation of ships, is carried on by non-US subsidiaries of CP Ships (Bermuda) Limited is not disregarded entities for US federal income tax purposes.

     Under current law, the income derived by CP Ships (Bermuda) Limited from the international operation of ships is excluded from gross income and exempt from US federal income tax under Section 883 of the Internal Revenue Code of 1986, as amended. For this purpose, income from the international operation of ships means the gross amount of any income that is derived from the operation of ships in carriage of passengers or cargo for hire, from the hiring or leasing of ships for use on a time, voyage or bareboat charter basis for carriage of passengers or cargo for hire, or from activities incidental to such operation, with respect to voyages that either begin or end (but do not both begin and end) in the United States. As a prerequisite to obtaining the benefits of the Section 883 exemption, a corporation claiming these benefits must establish that it satisfies a share ownership test. CP Ships believes that it and CP Ships (Bermuda) Limited satisfy this test. As a result, the income derived by CP Ships (Bermuda) Limited from activities in the United States is substantially exempt from US federal income taxation under the Section 883 exemption. However, the income from certain activities, such as acting as ships' agent and freight forwarding, is not considered to be income from the international operation of ships and is not exempt.

     To the extent that income earned by CP Ships (Bermuda) Limited or its non-US subsidiaries does not qualify for exemption, it may be subject to US federal income tax. Non-exempt shipping income from US sources, if any, is subject to tax at the rate of 4% of the amount of that income, not reduced by any deductions, unless such taxation is foreclosed by an applicable tax treaty. To the extent that non-exempt income is effectively connected with the conduct of a US trade or business (or is attributable to a permanent establishment in the United States of any subsidiary that qualifies for benefits under an applicable tax treaty), such income is subject to US federal income tax on a net basis, in lieu of the 4% tax on gross shipping income. Any such income, net of applicable deductions, is subject to US federal income tax at graduated rates, up to a current maximum rate of 35% of net income. CP Ships (Bermuda) Limited may also be subject to an additional branch profits tax at the rate of 30% on the earnings and profits attributable to its effectively connected income, subject to certain adjustments, and on interest paid or deemed paid which is allocable to effectively connected income. Any non-US subsidiary of CP Ships (Bermuda) Limited that qualifies for benefits under an applicable tax treaty may also be subject to the branch profits tax at such rate as prescribed by the treaty.

     CP Ships (Bermuda) Limited does not benefit from treaty protection on income earned by its US subsidiaries in several jurisdictions and as such pays freight tax.

United Kingdom

     The United Kingdom introduced a tonnage tax regime ("Tonnage Tax") in August 2000 for qualifying shipping companies to stimulate investment in UK shipping. Under Tonnage Tax, the tax liability is calculated with reference to a pre-set scale of alternate income based on the tonnage of the ships in the relevant fleet, rather than actual income earned. Therefore, under Tonnage Tax, tax expense varies with the tonnage of the fleet rather than with the profitability of the business.

     In particular, it is generally not permitted for a company within Tonnage Tax to reduce its liability to Tonnage Tax by offsetting losses or depreciation. Entry to Tonnage Tax requires an election by the relevant shipping company. Such an election generally must be made for a ten-year period and, once made, is irrevocable.

     Changes to the flagging requirements of the Tonnage Tax Regime have been proposed to meet the revised Maritime State Aid guidelines of the European Commission. CP Ships believes at the moment that the proposed changes will not prevent it from meeting the requirements of the Tonnage Tax Regime.

     The recent corporate tax reforms on leasing will entitle the lessee, and not the lessor to claim capital allowances. The new regime will not affect existing arrangements for leasing into tonnage tax.

     CP Ships (UK) has elected into the Tonnage Tax regime and has recently renewed the election such that it now applies until 31st December 2014. CP Ships (UK) comprised the Contship Containerlines business and, from 27th September 2001, the Canada Maritime, Cast and ANZDL businesses.

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

                            ADDITIONAL INFORMATION

     CP Ships has in place a Code of Business Conduct applicable to all officers of CP Ships and no amendments have been made nor exemptions granted under it during the year ended 31st December 2004. The Code of Business Conduct is available on CP Ships website at www.cpships.com. The Company intends to disclose on its website any amendments to or waivers from its Code of Business Conduct with respect to the Chief Executive Officer, Chief Financial Officer and Group Financial Controller within five days of any such event.

     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in CP Ships filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

     CP Ships has, consistent with management's ongoing efforts to rationalize legacy accounting systems and to improve financial reporting and disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its liner shipping operations with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003, with the implementation itself spanning the first quarter of 2004. The demands on the finance and related business functions increased significantly during this period, and certain of the processes and controls required to make reasonable estimates of accruals for expenses were affected as a result. In addition, both as a result of the implementation of SAP and through improved reconciliation procedures of account balances, CP Ships determined that certain adjustments to the financial statements were needed. As a result, certain adjustments were required which gave rise to the restatement of financial statements for the years ended 31st December 2002 and 2003 and the first quarter 2004 first announced on 9th August 2004 and confirmed in its announcement on 16th August 2004. In addition, CP Ships was advised in August 2004 by PricewaterhouseCoopers LLP, the external auditors, that they viewed the issues described above as significant weaknesses in CP Ships controls and procedures.

     CP Ships believes that its implementation of SAP in a majority of its liner shipping operations from 1st January 2004 has significantly enhanced its financial controls. CP Ships anticipates that its SAP implementation in the two remaining shipping lines will be completed mid 2005.

     A senior level task force, reporting to the Chief Financial Officer, was established to review financial controls and related business processes and implement improvements. Task force members include senior finance, information systems, business process, commercial and operations executives, many of whom were involved in identifying the issues behind the restatement. The task force has overseen the implementation of immediate corrective actions to improve internal controls, in particular those internal controls involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. The task force's role has been taken over by a new permanent Business Controls group, led by Vice President Business Controls with a mandate to build on these initial improvements and coordinate closely with a separate team whose task is to ensure compliance by the end of 2006 with internal financial reporting controls required under Section 404 of the US Sarbanes-Oxley Act.

     The finance organizational structure has also been reviewed resulting in a number of improvements, including the addition of new employees at both senior and junior levels. In December 2004 CP Ships announced a strengthened financial management structure with the appointment of a new Group Financial Controller, new Vice President Finance Americas and Asia and the creation of several new positions including the Vice President Business Control.

     A Special Committee of the Board, constituted in August 2004 and comprising four independent directors, has been charged with overseeing certain aspects of the restatement of financial results. The committee's mandate includes independently investigating the principal reasons for the restatement and management's response to the causes of the restatement, investigating certain stock trades made by officers of the company in May and June 2004, oversight of the defence of class action lawsuits and liaising with regulators.

     In connection with the filing of this annual report for the year ended 31st December 2004, management has evaluated CP Ships disclosure controls and procedures, and concluded that such disclosure controls and procedures were effective as at 31st December 2004. Other than as described in this AIF, there has been no change in internal controls during the period covered by this report that has materially affected, or is reasonably likely to materially affect, CP Ships internal control over financial reporting.

     Additional information, including information on the remuneration of senior executives, the principal shareholders of CP Ships as well as securities authorized for issuance under equity compensation plans, are set forth in the most recent proxy circular of the Company 31st March 2005, relating to the 10th May 2005 Annual Meeting of the Company.

     Additional financial information may be found in the 2004 Annual Report and in the comparative Financial Statements of CP Ships and related MD&A for the year ended 31st December 2004. These documents are available on www.sedar.com.

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

                            ADDITIONAL INFORMATION
                            ----------------------

     Additional information responsive to the requirements of Form 40-F can be found in the Annual Information Form ("AIF") included with this filing or the Management's Discussion and Analysis ("MD&A") included as an exhibit hereto and incorporated herein by reference.

1.  Disclosure Controls and Procedures                         AIF - pgs 63-64

2.  Internal Controls Over Financial Reporting                 AIF - pgs 63-64

3.  Changes in Internal Control Over Financial Reporting       AIF - pgs 63-64

4.  Disclosure of Financial Expert                             AIF  - pg 45

5.  Code of Ethics                                             AIF - pg 63

6.  Principal Accountant Fees and Services                     AIF  - pg 50

7.  Audit Committee's Pre-approval Policies and Procedures     AIF - pg 48

8.  Off-Balance Sheet Arrangements                             MD&A - pg 16

9.  Tabular Disclosure of Contractual Obligations              MD&A - pg 14


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

                                         CP SHIPS LIMITED



                                     By:     /s/ Ian J. Webber
                                             --------------------------------
                                     Name:   Ian J. Webber
                                     Title:  Chief Financial Officer

                               LIST OF EXHIBITS
                               ----------------

The following documents are filed as exhibits to this Form 40-F:

Exhibit No.              Description
-----------              -----------

1 Management's Discussion and Analysis for the year ended 31st December 2004 (incorporated by reference to Exhibit 10.2 of the Registrant's Report on Form 6-K filed on 25th March 2005).

2 Audited Consolidated Financial Statements for the years ended 31st December 2004, 2003 and 2002 (incorporated by reference to Exhibit 10.1 of the Registrant's Report on Form 6-K filed on 25th March
                         2005).

3*                       Consent of Independent Auditors.

4(a)* Certification of Ray Miles, Chairman and Acting CEO of Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

4(b)* Certification of Ian Webber, CFO of Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5* Certification of Ray Miles, Chairman and Acting CEO of Registrant, and Ian Webber, CFO of Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


* filed herewith

                                                                    Exhibit 3

                        CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended 31st December 2004, of our Auditor's Report dated 23rd March 2005 relating to the consolidated financial statements of CP Ships Limited which appears in the Form 6-K filed on 25th March 2005.



/s/ PricewaterhouseCoopers LLP
---------------------------------------
PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
23rd March 2005

                                                                  Exhibit 4(a)

                           CERTIFICATION PURSUANT TO
                 SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Ray Miles, certify that:

1.   I have reviewed this annual report on Form 40-F of CP Ships Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information incorporated by reference in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the issuer and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: 31 March 2005


                                       By:      /s/ Ray Miles
                                                ------------------------------
                                       Name:    Ray Miles
                                       Title:   Chairman and Acting Chief
                                                Executive Officer

                                                                  Exhibit 4(b)

                           CERTIFICATION PURSUANT TO
                 SECTION 302 OF THE SARBANES OXLEY ACT OF 2002



I, Ian Webber, certify that:

1.   I have reviewed this annual report on Form 40-F of CP Ships Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information incorporated by reference in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the issuer and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: 31 March 2005


                               By:      /s/ Ian Webber
                                        ----------------------------------
                               Name:    Ian Webber
                               Title:   Chief Financial Officer

                                                                   Exhibit 5

                           CERTIFICATION PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of CP Ships Limited (the "Company") on Form 40-F for the period ended 31st December 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Ray Miles, the Chief Executive Officer, and Ian Webber, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



                                /s/ Ray Miles
                                ---------------------------------------------
                                Ray Miles
                                Chairman and Acting Chief Executive Officer


                                /s/ Ian Webber
                                ---------------------------------------------
                                Ian Webber
                                Chief Financial Officer


Date:  31 March 2005



A signed original of this written statement required by Section 906 has been provided to CP Ships Limited and will be retained by CP Ships Limited and furnished to the Securities and Exchange Commission or its staff upon request.